================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(b) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            For the fiscal year ended
                          December 31, 2001 Commission
                                File No. 0-19379


                         BANCO COMERCIAL PORTUGUES, S.A.
             (Exact name of registrant as specified in its charter)


                         BANCO COMERCIAL PORTUGUES, S.A.
                 (Translation of registrant's name into English)


     Republic of Portugal                     Rua Augusta 62-96 Lisbon, Portugal
       (Jurisdiction of                                   (Address of
incorporation or organization)                    principal executive offices)


--------------------------------------------------------------------------------
Securities registered or to be registered pursuant to Section 12(b) of the Act.
--------------------------------------------------------------------------------

                                                                                     Name of each exchange
                           Title of each class                                        on which registered
-------------------------------------------------------------------------- ------------------------------------------

American Depositary Shares ("ADS's"), each ADS representing one share of
the capital stock of Banco Comercial Portugues, S.A. (the "Shares")                 New York Stock Exchange

The Shares                                                                        New York Stock Exchange (*)

8% Non-cumulative Guaranteed Exchangeable Preference Shares, Series A
($25 Par Value per share), of BCP International Bank Limited                        New York Stock Exchange

Guarantee of Non-cumulative Guaranteed Preference Shares of Banco
Comercial Portugues, S.A.                                                                    None


(*) The Shares are not listed for trading, but only in connection with the registration of the ADSs, pursuant to the requirements of the New York Stock Exchange.

--------------------------------------------------------------------------------
             Securities registered or to be registered pursuant to
                         Section 12(g) of the Act: None
--------------------------------------------------------------------------------
        Securities for which there is a reporting obligation pursuant to
                         Section 15(d) of the Act: None
--------------------------------------------------------------------------------

The number of outstanding shares of each class of capital stock or common stock of Banco Comercial Portugues, S.A. at December 31, 2001 was: 2,326,714,877 shares.

The number of outstanding shares of each class of capital stock or common stock of BCP International Bank Limited at December 31, 2001 was: 11,000,000 Ordinary Shares, par value $1.00 per share, and 398,589 shares of 8% Non-cumulative Guaranteed Exchangeable Preference Shares, Series A, par value $25 per share.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                               Yes |X|      No |_|

Indicate by check mark which financial statement item the registrant has elected to follow:

                           Item 17 |_|     Item 18 |X|
================================================================================

                         BANCO COMERCIAL PORTUGUES, S.A.
                                    FORM 20-F

INTRODUCTION..................................................................4

PRESENTATION OF INFORMATION...................................................4

PART I    ....................................................................5

ITEM 1.   Identity of Directors, Senior Management and Advisers...............5

ITEM 2.   Offer Statistics and Expected Timetable.............................5

ITEM 3.   Key Information.....................................................5

   A.     SELECTED FINANCIAL DATA.............................................5
          Selected Consolidated Financial Information.........................5
          Ratio of Earnings to Fixed Charges..................................8
          Dividends...........................................................8
          Exchange Rate Information..........................................10
   B.     CAPITALIZATION AND INDEBTEDNESS....................................11
   C.     REASON FOR THE OFFER AND USE OF PROCEEDS...........................11
   D.     RISK FACTORS.......................................................11

ITEM 4.   Information on the Bank............................................13

   A.     HISTORY AND DEVELOPMENT OF THE BANK................................13
          Bank History.......................................................13
          Current Year's Significant Developments............................15
          Capital Expenditures and Divestitures..............................16
          Acquisition and Disposition Activity...............................17
   B.     BUSINESS OVERVIEW..................................................17
          Nature of Operations and Principal Activities......................17
          Total Revenues by Category of Activity and Geographic Market.......21
          Material effects of Governmental Regulation........................22
   C.     ORGANIZATIONAL STRUCTURE...........................................23
          The Bank and the Group.............................................23
          Significant Subsidiaries...........................................25
   D.     PROPERTIES.........................................................25
   E.     ADDITIONAL SPECIALIZED INDUSTRY DISCLOSURES........................26
          Selected Statistical Data..........................................26
          Assets.............................................................27
          Liabilities........................................................56

ITEM 5.   Operating and Financial Review and Prospects.......................59

   A.     OPERATING RESULTS..................................................59
          The Portuguese Economy.............................................59
          Critical Accounting Policies.......................................60
          Results of Operations - Three Year Period ended December 31,
          2001, 2000 and 1999................................................63
          Net Income.........................................................63
          Net Interest Income................................................64
          Provisions for Loan Losses.........................................64
          Other Income.......................................................65
          Other Expenses.....................................................67
          Provision for Income Taxes.........................................69
          Minority Interests, net of Income Taxes and Pre-Acquisition
          Net Income.........................................................70
          Segmental Reporting................................................70
          Net Income Information on U.S. GAAP Basis..........................73

   B.     LIQUIDITY AND CAPITAL RESOURCES....................................73
          Capital............................................................73
          Risk Management....................................................77
          Derivative Financial Instruments...................................83
   C.     RESEARCH AND DEVELOPMENT...........................................83
   D.     TREND INFORMATION..................................................83

ITEM 6.   Directors, Executive Officers and Employees........................85

   A.     DIRECTORS AND EXECUTIVE OFFICERS...................................85
          Information Concerning the Directors...............................85
          Business Experience of Directors...................................88
   B.     COMPENSATION.......................................................90
          Directors Compensation.............................................90
   C.     BOARD PRACTICES....................................................90
          Information Concerning the Board...................................90
          Information Concerning Committees of the Board.....................91
   D.     EMPLOYEES..........................................................92
   E.     SHARE OWNERSHIP....................................................93

ITEM 7.   Major Shareholders and Related Party Transactions..................94

   A.     MAJOR SHAREHOLDERS.................................................94
   B.     RELATED PARTY TRANSACTIONS.........................................95
   C.     INTERESTS OF EXPERTS AND COUNSEL...................................98

ITEM 8.   Financial Information..............................................98

   A.     CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION............98
   B.     SIGNIFICANT CHANGES SINCE YEAR END.................................99

ITEM 9.   Offer and Listing Details.........................................100

   A.     LISTED SECURITIES.................................................100
          Listed Securities.................................................101
   B.     PLAN OF DISTRIBUTION..............................................103
   C.     MARKETS...........................................................103
   D.     SELLING SHAREHOLDERS..............................................103
   E.     DILUTION..........................................................103
   F.     EXPENSES OF THE ISSUE.............................................103

ITEM 10.  Additional Information............................................103

   A.     SHARE CAPITAL.....................................................103
   B.     MEMORANDUM AND ARTICLES OF ASSOCIATION............................103
   C.     MATERIAL CONTRACTS................................................104
   D.     EXCHANGE CONTROLS.................................................104
          General...........................................................104
          Acquisition of Shares.............................................105
          Reporting of Substantial Shareholdings............................105
          Investment Limitations of Credit Institutions.....................106
          Dividends, Interest and Proceeds of Sale..........................106
   E.     TAXATION..........................................................106
          Portuguese Income Tax.............................................107
          Portuguese Capital Gains Tax......................................108
          Portuguese Substitute Inheritance and Gift Tax....................111
          Other Specific Conditions.........................................111
          Portuguese Transfer Fees and Taxes................................111
   F.     DIVIDENDS AND PAYING AGENTS.......................................112
   G.     STATEMENT BY EXPERTS..............................................112
   H.     DOCUMENTS ON DISPLAY..............................................112
   I.     SUBSIDIARY INFORMATION............................................112

ITEM 11.  Quantitative And Qualitative Disclosures About Market Risk........112

ITEM 12.  Description of Securities other than Equity Securities............112

PART II   ..................................................................112

ITEM 13.  Defaults, Dividend Arrearages and Delinquencies...................112

ITEM 14.  Material Modifications to the Rights of Security Holders
          and Use of Proceeds...............................................112

ITEM 15.  Reserved..........................................................113

ITEM 16.  Reserved..........................................................113

PART III  ..................................................................113

ITEM 17.  Financial Statements..............................................113

ITEM 18.  Financial Statements..............................................113

ITEM 19.  Exhibits..........................................................211

SIGNATURES .................................................................212

INDEX TO EXHIBITS...........................................................213

                                  INTRODUCTION

This is our year 2001 annual report to our shareholders in the United States. Banco Comercial Portugues, S.A. ("BCP" or the "Bank"), together with its subsidiaries, form the largest privately held financial group in Portugal. For a brief synopsis of our history and growth please see "Item 4. Information on the Bank - History and Development of the Bank".

                           PRESENTATION OF INFORMATION

When we refer to Consolidated Financial Statements in this report, we mean the audited consolidated financial statements of the Group included in this report. We include the notes to such financial statements in each reference. The Group consists of BCP and all of its banking and financial subsidiaries that are engaged in business activities relating to those of BCP, as long as BCP directly or indirectly owns 50% or more of the decision-making unit. See Note 1 to the Consolidated Financial Statements in this report.

Portugal is a Member State of the European Union and from 2000 we changed our reporting currency in this report to the euro from our former national currency, the escudo. Since January 1, 1999, there is no longer a noon buying rate for escudos but only a noon buying rate for the euro expressed in dollars per euro, the escudos having an official fixed conversion rate of 200.482 escudos per euro. We have restated into euros all of our financial statements for periods prior to January 1999 using this fixed conversion rate. While this restatement depicts the same trends as would be reflected by the continued use of the escudo, our restated Consolidated Financial Statements are not comparable to the financial statements of other companies reporting in euros that have been restated from a different currency than the escudo.

Prior to 1998, we prepared the Consolidated Financial Statements included in our Form 20-F in accordance with International Accounting Standards. Following discussion with the SEC, we decided that, beginning in 1998, our financial statements for all periods presented would be prepared in accordance with the accounting plan and accounting guidelines established by the Bank of Portugal, "Portuguese GAAP". Portuguese GAAP differs in certain material respects from U.S. GAAP. See Notes 1 a) and 37 to our Consolidated Financial Statements.

Our Consolidated Financial Statements are presented after giving effect to material reclassifications that are required by regulation of the SEC and therefore differ in presentation from the Consolidated Financial Statements appearing in the Bank's annual report for the years shown. In addition, when we use "$" in the columns below, we mean United States dollars that have been translated from euros at the rate of 1 euro equals $0.8901, using the noon buying rate on December 31, 2001. See "Item 3. Key Information - Selected Financial Data - Exchange Rate Information".

When we refer to average balances for a particular period, we mean the average of month-end balances for such period, unless we say otherwise. We do not believe that such monthly averages present trends that are materially different from those that daily averages would show.

When we refer to loans, we mean loans, leases, discounted bills and accounts receivable, unless we say otherwise.

When we use first person, personal pronouns in this report, such as "we", "us" or "our", we mean exclusively the Group. When we use second person, personal pronouns in this report, such as "you" and "your", we mean exclusively persons who have purchased securities issued or guaranteed by BCP or one of our consolidated subsidiaries.

                                     PART I

ITEM 1.  Identity of Directors, Senior Management and Advisers

Pursuant to Instructions to Item 1, the information required by Item 1 is omitted.

ITEM 2.  Offer Statistics and Expected Timetable

Pursuant to Instructions to Item 2, the information required by Item 2 is omitted.

ITEM 3.  Key Information

A.   Selected Financial Data

Selected Consolidated Financial Information

                                                                         Year ended December 31,
                                     -----------------------------------------------------------------------------------------------
                                           2001            2001             2000             1999            1998           1997
                                     --------------   --------------   --------------   --------------   ------------   ------------
                                       (in thousands
                                        of $ except
                                        ratios & per
                                        share data)                (in thousands of euros except ratios & per share data)
PORTUGUESE GAAP
INCOME STATEMENT DATA:
Interest Income                           3,023,246        3,396,524        3,044,806        1,539,289      1,652,125     1,813,945
Interest Expense                         (1,819,957)      (2,044,666)      (1,792,223)        (783,735)      (952,990)   (1,177,424)
                                     --------------   --------------   --------------   --------------   ------------  ------------
Net Interest Income                       1,203,289        1,351,858        1,252,583          755,554        699,135       636,521
Provision for Loan Losses                  (274,775)        (308,701)        (307,599)        (210,420)      (187,068)     (152,639)
                                     --------------   --------------   --------------   --------------   ------------  ------------
Net Interest Income after Provision
  for Loan Losses                           928,514        1,043,157          944,984          545,134        512,067       483,882
Other Income                              1,080,948        1,214,412        1,440,497        1,145,915        826,054       684,373
Other Expenses                           (1,286,351)      (1,445,175)      (1,577,239)      (1,092,853)      (923,016)     (805,230)
                                     --------------   --------------   --------------   --------------   ------------  ------------
Income Before Income Taxes                  723,111          812,394          808,242          598,196        415,105       363,025
Provision for Income Taxes                  (75,173)         (84,455)        (129,698)         (53,941)       (50,862)      (69,072)
Minority Interests, net of Income
Taxes                                       (80,345)         (90,265)         (66,879)        (113,868)       (93,868)     (113,714)
Extraordinary cost                          (58,748)         (66,002)              --               --             --            --
Pre-acquisition net Income                       --               --         (106,167)              --             --            --
                                     --------------   --------------   --------------   --------------   ------------  ------------
Net Income                                  508,845          571,672          505,498          430,387        270,375       180,239
                                     ==============   ==============   ==============   ==============   ============  ============

BALANCE SHEET DATA(1):
Securities Portfolio(2)                   6,630,620        7,449,298        8,331,931        4,066,449      3,924,488     4,492,148
Loans, net                               37,777,536       42,441,901       40,596,941       23,500,577     17,966,408    13,273,644
Total Interest-Earning Assets            46,576,955       52,327,778       52,253,621       29,075,975     23,832,441    21,689,843
Total Assets                             55,535,986       62,392,973       61,433,847       35,005,795     28,713,892    26,999,982
Net Assets                                3,145,963        3,534,392        3,101,455        3,133,376      2,419,731     1,633,573
Total Deposits(3)                        37,927,379       42,610,245       45,432,947       26,599,975     22,988,261    21,987,728
Total Interest-Bearing Liabilities       50,392,608       56,614,547       55,427,922       30,699,773     24,998,491    23,872,040
Shareholders' Equity                      1,946,805        2,187,176        1,820,506        1,813,230      1,539,185       795,606

PER SHARE DATA(4):

Average Shares                        2,272,727,852    2,272,727,852    1,609,011,605    1,055,075,859    976,686,965   784,211,554
Net Income(5)                                  0.22             0.25             0.31             0.41           0.28          0.23
Dividends(6)                                   0.13             0.15               --             0.15           0.12          0.09
Shareholders' Equity(7)                        0.86             0.96             1.13             1.72           1.58          1.01

----------------------

(1)   At end of the reported period.

(2) Securities Portfolio includes treasury bills and other government bonds, trading account securities and investment securities, net of provisions. Does not include treasury stock.

(3) Total Deposits includes non interest-bearing and interest-bearing deposits.

(4)   Adjusted for stock splits.

(5) Calculated on basis of the weighted average number of shares during the relevant period.

(6) Calculated based on total cash dividends paid in respect of each period indicated. In 2001, in lieu of the payment of a cash dividend in respect of BCP's consolidated net income for 2000, 57,027,325 new shares were proportionally distributed to the holders of shares representing BCP's share capital on December 31, 2000 (2,101,562,549 euros). See "Item 3. Key Information - A. Selected Financial Data - Dividends - Ordinary Shares".

(7) Calculated on the basis of Shareholders' Equity at period end divided by weighted average number of shares for the period.

                                                                                   Year ended December 31,
                                                         ---------------------------------------------------------------------------
                                                            2001         2001         2000         1999         1998         1997
                                                         ----------   ----------   ----------   ----------   ----------   ----------
                                                                             (in
                                                          thousands
                                                         of $ except
                                                           ratios)                (in thousands of euros except ratios)
PORTUGUESE GAAP
AVERAGE BALANCES:
Securities Portfolio(1)                                   3,432,499    3,856,307    4,631,010    2,511,867    2,897,388    3,906,211
Loans, net                                               37,295,251   41,900,069   37,466,715   20,471,000   15,126,051   11,911,334
Total  Interest-Earning Assets                           47,002,225   52,805,555   48,562,809   27,318,189   23,625,024   21,466,471
Total Assets                                             55,241,656   62,062,303   57,586,023   32,128,999   28,084,052   25,869,804
Net Assets                                                3,071,663    3,450,919    3,534,716    2,850,101    2,059,780    1,947,711
Total Deposits(2)                                        38,949,996   43,759,124   43,116,469   24,883,236   22,813,898   20,482,208
Total Interest-Bearing Liabilities                       49,927,118   56,091,583   51,707,784   27,885,334   24,708,562   22,690,311
Shareholders' Equity                                      1,940,145    2,179,693    1,826,807    1,721,623    1,246,167    1,019,522

RATIOS:
Profitability Ratios
   Net Interest Margin(3)                                                  2.56%        2.58%        2.77%        2.96%        2.97%
   Return on Average Total Assets(4)                                       0.92%        0.88%        1.34%        0.96%        0.70%
   Return on Average Shareholders' Equity(5)                              26.23%       27.67%       25.00%       21.70%       17.68%
Average Shareholders' Equity
   to Average Total Assets                                                 3.51%        3.17%        5.36%        4.44%        3.94%
Shareholders' Equity to Total Assets                                       3.50%        2.96%        5.17%        5.36%        2.95%
Dividend Payout Ratio(6)                                                  61.05%        0.00%       34.85%       42.25%       41.02%

CREDIT QUALITY DATA(7):
Total Loans (before provisions)                          38,660,980   43,434,423   41,496,849   23,942,384   18,395,604   13,656,815
Past Due loans
   Past Due Loans less than 90 days                          88,964       99,948      105,467       32,967       26,795       36,513
   Past Due Loans more than 90 days                         557,994      626,889      453,455      239,186      269,705      312,167
   Total Past Due Loans                                     646,958      726,837      558,922      272,153      296,500      348,680
Total Past Due Loans to Total Loans                                        1.67%        1.35%        1.14%        1.61%        2.55%
Past Due Loans more than 90 days to
   Total Loans                                                             1.44%        1.09%        1.00%        1.47%        2.29%
Provisions
   Specific                                                 478,351      537,413      424,923      206,552      223,985      258,337
   General
      Credit Granted                                        405,093      455,109      474,985      235,253      205,211      124,834
      Guarantees                                             62,854       70,615       65,895       42,106       28,687       21,643
Total Provisions for Loan Losses(8)                         883,444      992,522      899,908      441,805      429,196      383,171
Total Provisions for Loan Losses
   to Total Loans                                                          2.29%        2.17%        1.85%        2.33%        2.81%
Total Provisions for Loan Losses
   to Total Past Due Loans                                               136.55%      161.01%      162.34%      144.75%      109.89%
Total Provisions for Loan Losses to
   Past Due Loans more than 90 days                                      158.32%      198.46%      184.71%      159.14%      122.75%
Charge-offs                                                 182,481      205,012      253,494      190,950      130,393      143,228
Charge-offs as % of Total Loans                                            0.47%        0.61%        0.80%        0.71%        1.05%

----------------------

(1) Securities Portfolio includes treasury bills and other government bonds, trading account securities and investment securities, net of provisions.

(2) Total Deposits includes non interest-bearing and interest-bearing deposits.

(3) Represents net interest income as a percentage of average interest-earning assets.

(4)   Represents net income as a percentage of average total assets.

(5)   Represents net income as a percentage of average shareholders' equity.

(6) Represents dividends declared per share divided by net income per share. Dividends are declared at the General Meeting of Shareholders held in the following year, related to the distributable funds as of the end of year just completed. In 2001, in lieu of the payment of a cash dividend in respect of BCP's consolidated net income for 2000, 57,027,325 new shares were proportionally distributed to the holders of shares representing BCP's share capital on December 31, 2000 (2,101,562,549 euros). See "Item
      3. Key Information - A. Selected Financial Data - Dividends - Ordinary Shares".

(7) As used in this section past due loans are as defined by the Bank of Portugal and include only that portion of principal and interest that is past-due more than 30 days. For an estimation of non accrual loans as calculated under the classifications required by the Securities and Exchange Commission, see "Item 4. Information on the Bank - E. Additional Specialized Industry Disclosures - Assets - Loan Portfolio - Non-performing loans".

(8) Excludes General provisions against Guarantees, which is presented in the Balance Sheet under Liabilities.

                                                                                        Year ended December 31,
                                                                    ---------------------------------------------------------------
                                                                         2001             2001            2000             1999
                                                                    ------------     ------------     ------------     ------------
                                                                   (in thousands
                                                                   of $ except per
                                                                      share data)    (in thousands of euros, except per share data)
U.S. GAAP (1)
Net Income                                                            (1,249,513)      (1,403,789)        (381,059)         341,676
Shareholders' Equity                                                   5,256,024        5,904,981        6,729,908        1,602,550

Per Share data adjusted for stock splits:
   Net Income adjusted for stock splits                                    (0.55)           (0.62)           (0.24)            0.32
   Shareholders' Equity (2)                                                 2.31             2.60             4.18             1.52

-----------------

(1) For information concerning material differences between Portuguese GAAP and U.S. GAAP see Note 37 to the BCP Consolidated Financial Statements.

(2) Calculated on the basis of Shareholders' Equity at period end divided by Average Shares outstanding for the period end.

Ratio of Earnings to Fixed Charges

The ratios of earnings to fixed charges for the Group for each of the past three years, are:

                                                                       Year ended December 31,
                                                               -----------------------------------------
                                                                 2001           2000           1999
                                                               ----------    -----------    ------------
      Ratios in accordance with Portuguese GAAP
         Excluding interest on deposits                           1.8           1.9             1.5
         Including interest on deposits                           1.3           1.3             1.1
      Estimated ratios in accordance with U.S. GAAP
         Excluding interest on deposits                          (1.2)          0.3             1.2
         Including interest on deposits                           0.2           0.8             1.0

For the purpose of calculating the ratios of earnings to fixed charges and the preference shares dividends, earnings consist of income before taxation, minority interests and extraordinary items, plus fixed charges and after deduction of the unremitted pre-tax income of associated companies. Fixed charges consist of total interest expense, including or excluding interest on deposits as appropriate and a representative portion of rental expenses related to the branches.

Dividends

      Preference Shares

      Dividends on our preference shares that are guaranteed by the Bank are payable only to the extent of the Bank's distributable funds in the fiscal year preceding a dividend payment; however, the Bank will not be obligated to make any guarantee payments for dividends (including accrued and unpaid dividends relating to any payment upon redemption or liquidation distribution, or any additional amounts payable on the dividends) on any series of preference shares, if the payment together with the amount of:

      - any dividends (and additional amounts relating to such dividends) paid in respect of any series of preference shares in the then current fiscal year,

      - any payments made by the Bank in respect of dividends (and additional amounts relating to such payment) in the then current fiscal year,

      - any dividends paid on any preferred or preference shares of the bank ranking equally as to participation in profits with the Bank's obligations under the preference share guarantee in the then current fiscal year and

      - any dividends paid on or guaranteed payments in respect of all other preferred or preference shares entitled to the benefits of a guarantee ranking equally as to participation in profits with the preference share guarantee in the then fiscal year, would exceed the Bank's distributable funds, as defined below.

      If the payments described in the preceding paragraph cannot be made in full due to such limitation, the payments will be made on a prorated basis in the proportion that the amount available for payment bears to the full amount that would have been payable, had there been no limitation. The determination of any such limitation of the Bank's obligations under the preference share guarantee as set forth above will be made on the relevant dividend payment date, redemption date or liquidation date, as the case may be.

The term "distributable funds," as calculated at the end of the preceding fiscal year, means the sum of:

      -     accumulated retained earnings, plus

      - reserves and surpluses available for distribution as cash dividends to holders of ordinary shares of the bank under the companies law of Portugal,

      - increased or decreased by profits or losses from such fiscal year less amounts required to be transferred to legal or other restricted reserves and less bonuses to employees and directors, pursuant to the bank's articles of association approved at the annual general meeting of shareholders that approves the accounts in respect of such prior fiscal year, but before deduction of any dividends or other distributions declared on the ordinary shares in respect of such prior fiscal year.

      The table below reflects the distributable funds during the preceding five years:

                                Year ended December 31,
                  -----------------------------------------------

                    2001      2000      1999     1998      1997
                    ----      ----      ----     ----      -----
                              (in thousands of euros)

                 1,080,463   947,948  420,143  343,659   297,825

      Ordinary Shares

      The Bank has agreed in the preference share guarantees of the above referred issues not to pay dividends on its ordinary shares (other than in ordinary shares or other shares of the bank ranking junior to the obligations of the bank under the preference share guarantees) at any time when it is in default in the payment of dividends on preference shares of any series. The Bank has paid an annual dividend on its ordinary shares in every year from 1988 to 2000. In 2001, 57,027,325 new shares were proportionally distributed to the holders of shares representing BCP's share capital. On December 31, 2001, the Bank had 1,080,463 thousands of euros in reserves available for distribution free of any restrictions (947,948 thousand of euros at the end of 2000 and 420,143 thousand of euros at the end of 1999).

      The table below sets forth the historical amount of dividends paid during each year from the available net income of the immediately preceding fiscal year.

                                 Year ended December 31,
                  ------------------------------------------------

                    2002      2001       2000      1999      1998
                    ----      ----       ----      ----      ----
                              (in thousands of euros)

                   349,007     --       150,000   114,242   73,925

      The table below sets forth the amount of total cash dividends paid on each share during each year indicated. Amounts have been translated into dollars at the Noon Buying Rate on December 31, 2001 and adjusted for the stock split declared in November 1999.

                 Payment Date          Dividend per share    Dividend per share
                 ------------          ------------------    ------------------
                                            (in dollars)         (in euros)

                 April 15, 1997               0.06                  0.07
                 April 1, 1998                0.08                  0.09
                 April 15, 1999               0.10                  0.12
                 April 7, 2000                0.13                  0.15
                 April 15, 2002               0.13                  0.15

      In 2001, in lieu of the payment of a cash dividend in respect of BCP's consolidated net income for 2000, 57,027,325 new shares were proportionally distributed to the holders of shares representing BCP's share capital through a bonus issue.

Exchange Rate Information

For purposes of this report, all exchange rate information is based on the noon buying rate in New York City for cable transfers as announced by the Federal Reserve Bank of New York for customs purposes.

Since January 1, 1999, there is no longer a noon buying rate for escudos but only a noon buying rate for the euro expressed in dollars per euro, the escudo having a fixed conversion rate of 200.482 escudos per euro. We have restated into euros all of our financial statements for periods prior to January 1, 1999 using this fixed conversion rate. This restatement depicts the same trends as would be reflected by the continued use of the escudo.

When we use "dollars" or "$" in this report, we mean United States dollars that, unless otherwise indicated, have been translated from euros at the rate of 1 euro equals $0.8901 as announced on December 31, 2001.

The following exchange rate tables set forth for the periods and dates indicated information concerning the exchange rates for the euro expressed in dollars per euro and for the escudo expressed in escudos per dollar. The average rates reflected in the table immediately below are the average of the applicable noon buying rates on the last day of each month during the period.

                                                         Rate During Period
                            --------------------------------------------------------------------------------
                                          Escudo                                       Euro
                            ------------------------------------       -------------------------------------
        Period               Period End         Average Rate             Period End          Average Rate
    Calendar Year                ($)                 ($)                     ($)                 ($)
-----------------------     --------------    ------------------       ----------------    -----------------
         1997                  184.10              176.09
         1998                  170.65              180.15
         1999                  199.09              189.38                  1.0070               1.0586
         2000                  213.55              217.75                  0.9388               0.9207
         2001                  225.24              225.03                  0.8901               0.8909

                                          Rate During Period
                                 -------------------------------------
                                                 Euro
           Period                -------------------------------------
    Previous Six Months               High                 Low
                                      ($)                  ($)
-----------------------------    ---------------    ------------------
        December '01                 0.9044              0.8773
        January '02                  0.9031              0.8605
        February '02                 0.8778              0.8613
         March '02                   0.8836              0.8652
         April '02                   0.9028              0.8750
          May '02                    0.9373              0.9022

Fluctuations in the exchange rate between euros and dollars will affect the dollar equivalent of the euro and, as a result, are likely to affect both the market price of our ADSs in the United States and the dollar conversion of the cash dividends that are paid on our ADSs. Fluctuations in the exchange rate of euros and other currencies may also affect the euro value of our non-euro denominated assets, liabilities, earnings and expenses. On June 21, 2002, the exchange rate for the euro expressed in dollars per euro was 1 euro equals $0.9705.

B.    Capitalization and Indebtedness

Pursuant to Instructions to Item 3.B, the information required by Item 3.B is omitted.

C.    Reason for the Offer and Use of Proceeds

Pursuant to Instructions to Item 3.C, the information required by Item 3.C is omitted.

D.    Risk Factors

This report contains certain "forward-looking statements" as that term is defined in the US Private Securities Litigation reform Act of 1995. Such is the case with statements that include the words "expect", "project", "anticipate", "should", "intend", "probability", "risk", "target", "goal", "objective", "estimate", "future" and similar expressions or variations on such expressions.

Such statements are subject to certain risks and uncertainties and include information about possible or assumed future results of operations. Many possible events or factors could affect our future financial results and performance, causing them to differ materially from those expressed in our forward-looking statements. Possible events or factors include, but are not limited to:

- General economic and financial conditions in Portugal, Africa, Europe and the other countries in which we have significant business activities or investments, including the United States and Asia. General economic conditions include: economic strength; changes in interest rates policies by central banks; changes in the euro's exchange rate vis-a-vis other currencies; changes in trade policies; inflation; capital market fluctuations; the possible weakening of private investment and consumption in Portugal; and changes in consumers' savings rate, spending habits and level of indebtedness;

- General political conditions in Portugal, in Europe and in the countries in which we conduct significant operations;

- The impact of changes in the laws and regulations applicable to financial services, namely minimum regulatory capital requirements, risk-based capital guidelines and reporting requirements;

-     Changes in tax laws;

-     Technological changes;

-     Changes in competitors' pricing and services policies;

- The adoption of new technologies and distribution channels in the provision of financial services;

-     Acquisitions or restructurings;

-     The accuracy of the estimation process of loss reserves;

-     The inability to hedge certain risks economically;

- Credit risk, i.e. the risk of losses due to the inability or unwillingness of counterparts to fulfill their payment obligations. For a description of our credit risk management policies and exposure, see "Item 4. Information on the Bank - Additional Specialized Industry Disclosures - Assets - Loan Portfolio" and "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Risk Management - Credit Risk Management";

- Market risk, i.e. the risk of losses arising from changes in interest rates, foreign exchange rates and market-exchanged securities prices. These include the effects of non-linear behavior that cannot be captured by linear statistical models such as the VaR model we use. For a description of our market risk management policies and exposure, see "Item
      5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Risk Management - Market Risk Management";

- Liquidity risk, i.e. the risk of losses resulting from a possible inability to generate cash or cash equivalents in a timely and cost-effective manner to meet our commitments as they fall due. For a description of our liquidity risk management policies and exposure, see "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Risk Management - Liquidity Risk Management";

- Operational risk, i.e. the risk of losses arising from inadequate or failure of processes, technology or human performance. This can result in financial losses, possible damages to reputation (also known as "reputational risk"), loss of competitive position or regulatory warnings. For a description of our operational risk management policies and exposure, see "Item 5. Operating and Financial Review and Prospects -
      B. Liquidity and Capital Resources - Risk Management - Operational Risk Management";

- Our ability in anticipating and managing the risks implicated by the foregoing, including the timely introduction of products and services, and their receptiveness by the markets we target, and our success in managing the costs related to the expansion of existing distribution channels and developing new ones, as well as in realizing increased cross-selling and revenues from such channels;

The foregoing list of important factors is not exhaustive. When making decisions with respect to us, you should carefully consider the foregoing factors and other uncertainties and events.

The forward-looking statements we have included in this report speak only as of the date thereof and we undertake no obligation to update any forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

ITEM 4.  Information on the Bank

A.    History and Development of the Bank

Bank History

Banco Comercial Portugues, S.A. ("BCP" or "Bank") is a limited liability company ("sociedade anonima") organized under the laws of the Portuguese Republic ("Portugal"). BCP was incorporated in June 25, 1985 following the deregulation of the Portuguese banking industry that, among other aspects, permitted formation of privately owned commercial banks. We were founded with the support of a group of experienced banking professionals who sought to capitalize upon the opportunity to form an independent financial institution, operating primarily in Portugal, that would serve the underdeveloped domestic financial market in areas and in a manner previously unexplored by the state-owned banks. We implemented a clearly defined strategy, based upon intensive market research, which was focused on:

- Segmentation of the markets and quality of service directed to the specific needs of each such market;

-     Integrated delivery and cross-selling of financial services;

-     Modern bank operating systems;

-     Innovative marketing; - Experienced management; and

- Ensuring adequate capital resources in anticipation of investments and asset expansion.

In pursuit of our strategy of market segmentation, we have over time identified key market segments that are served through autonomous distribution networks ("networks"). These networks are classified Individuals & Businesses, Private Banking, Corporate Retail, Corporate Banking, NovaRede, Banco 7, Atlantico and SottoMayor.

By the end of 1994, we had been able to acquire a significant share of the Portuguese financial services market and to become the fourth largest financial services group in Portugal. This was achieved through internal growth only. However, once the market opportunities presented by deregulation had been exploited, competition in the domestic banking market intensified due to the modernization of existing financial institutions and to the entry of new foreign and domestic deposit taking banks and non-deposit taking financial institutions. The consolidation that was taking place within the Portuguese financial services sector made it impossible to continue to rely solely upon internal growth. We needed to secure a dominant market share in domestic banking, insurance and other related financial services sectors through the acquisition of a domestic partner whose business focus would be complimentary to ours.

On March 24, 1995, we acquired 55,000,110 shares of Banco Portugues do Atlantico ("BPA" or "Atlantico"), representing 50.0001% of its share capital, at a special session held on the Lisbon Stock Exchange. This followed a joint take-over bid for the whole share capital of Atlantico, launched together with Companhia de Seguros Imperio ("Imperio"). In June 2000, we merged Atlantico into BCP, but its brand name was retained.

In January 2000, we and the Jose de Mello Group agreed to combine our financial services businesses. The combination included the transfer from the Jose de Mello Group to BCP of its wholly-owned subsidiaries Uniparticipa and Finimper, which controlled 51% of the share capital respectively of Banco Mello and Imperio. Subsequently, we launched public offers for the minority interests in Banco Mello and Imperio. In June 2000, Banco Mello was merged into BCP. In September 2000, Imperio and other insurance subsidiaries were transferred to Eureko in exchange for an equity interest in Eureko.

In March 2000, we reached an agreement with Caixa Geral de Depositos ("CGD") for the purchase of a controlling stake in Banco Pinto & Sotto Mayor ("BPSM" or "SottoMayor"), held by CGD. Under the terms of the agreement, we purchased a 53% stake in BPSM in April 2000 and subsequently launched a public tender offer for all shares tendered by BPSM's minority shareholders. In December 2000, BPSM was merged into BCP, while the "SottoMayor" brand name was kept autonomous.

Outside Portugal, we have expanded into international activities through the formation of partnerships and other strategic alliances with selected foreign financial institutions. These include alliances with the pan-European financial group Eureko, based in the Netherlands, Spain's Banco Sabadell ("Sabadell"), the Italian financial group Banca Intesa, General Electric Capital Fleet Services Europe (a Belgium based subsidiary of the North American fleet management company General Electric Capital Fleet Services), the Polish financial group Big Bank Gdanski ("BBG") and the Greek insurance company Interamerican Hellenic Life Insurance Co. ("Interamerican").

Apart from these partnerships and strategic alliances, we have set up several subsidiaries in countries that have close affinity with Portugal, have large communities of Portuguese origin or present strong business growth prospects. These include China (Macao), Mozambique, France, Luxembourg, Poland, Greece, the United States and Canada. Internationally, we also engage in trade finance and support of foreign inward investment through our networks, and also through our offshore branches and subsidiaries in Madeira, China (Macao) and the Cayman Islands.

Our activity in 2001 was mainly driven by:

- The conclusion of the commercial platforms reconfiguration process, involving the rationalization of business: we concluded the restructuring program we implemented following the acquisitions that took place in 2000, and that involved the repositioning of the retail networks, business concentration and the optimization of staff levels. Headcount decreased by 4,523 people under the staff resizing program, between 2000 and 2001. Concentration of branches networks has resulted in the closure of 270 branches since the fourth quarter of 2000;

- The implementation of a new multiproduct / multichannel distribution retail model, aiming to increase the effectiveness of our commercial networks and to reinforce innovation and leadership. This model is based upon the recognition of the importance of the specialized approach, while maintaining an integrated customer vision. We have redefined the functions that were previously assigned to Marketing Departments under a new organizational structure (Distribution Unit, Product Unit and Customer
     Unit);

- The strengthening of the capital structure: our share capital was increased to 2,326,714,877 euros on December 31, 2001 from 2,101,562,549 euros at year-end 2000. The strengthening of our capital involved also an issue of subordinated bonds amounting to 600 million euros and the issue of a 10 year convertible subordinated bonds loan in the amount of 425 million euros;

- The promotion of innovative financial services: we have launched ActivoBank, an autonomous bank specialized in investment solutions for individuals, through a multi-channel approach centered in the Internet, and "managerland", a financial portal targeting companies and entrepreneurs;

BCP's principal executive offices are located at Rua Augusta, 62-96 Lisbon, Portugal, telephone number +351-21-321 1000.

BCP's agent in the United States is the General Manager of our New York Branch, currently Mr. Pedro Belo. His address is: Mr. Pedro Belo, General Manager, Banco Comercial Portugues, S.A., New York Branch, 2 Wall Street , New York, New York 10005, telephone number 212-306-7800.

Current Year's Significant Developments

The following are amongst our most important business developments since year-end 2001.

- In January 2002, we have announced the resignation of Mr. Pedro Libano Monteiro, Mr. Miguel Ribeiro Cadilhe and Mr. Rui Amaral Barata from their positions as BCP board members. As a consequence, and including the resignation of Mr. Joao Ramalho Talone announced in December 2001, BCP Board of Directors now comprises nine members, all with executive functions, in line with the number of board members we had prior to the acquisition and subsequent merger of Banco Portugues do Atlantico, Banco Pinto & Sotto Mayor and Banco Mello. We deem this composition to be adequate to an entity with our size and profile, particularly bearing in mind the restructuring and concentration process of the past two years, and the fact that three members of the Board of Directors have international roles;

- On March 18, 2002 shareholders representing 67.01% of our share capital convened in Oporto for BCP's Annual General Meeting. The meeting unanimously approved the Annual Report and Accounts for the 2001 fiscal year as well as the proposal for the appropriation of profits presented by the Board of Directors. According to this proposal, a gross dividend of
     0.15 euros per share was distributed to the shareholders in April 2002. The meeting also elected the members of the Senior Board for the three-year term 2002-2005;

- On March 25, 2002, we announced the decision to merge BCPLeasing, the leasing business subsidiary of Leasefactor, S.G.P.S., S.A., our holding company for specialized credit (leasing and factoring) into CrediBanco - Banco de Credito Pessoal, S.A. ("CrediBanco"), under our process of rationalization. CrediBanco has also undertaken our car leasing business since April 2002. See "Item 4. Information on the Bank - B. Business Overview - Nature of Operations and Principal Activities - Other Business Segments" and "Item 5. Operating and Financial Review and Prospects - A. Operating Results - Segmental Reporting - Other Business Segments";

- On April 3, 2002, we announced an agreement with Banco Santander Central Hispano S.A. for the sale of all our economic interests in Grupo Financiero Bital S.A. of Mexico, for a total consideration of US$85,000,000, corresponding to 42,650,000 series "O" shares, representing 8,276% of the share capital of the company, and 66,666,000 convertible bonds.

- On May 21, 2002, Fitch, the international rating agency, lowered the short- and long-term ratings of BCP to `F1' from `F1+' and to `A+' from `AA-` respectively and changed the long-term rating outlook to stable from negative.

Capital Expenditures and Divestitures

      Premises and fixed assets

      The following table shows our main capital expenditures in premises and fixed assets during the previous three years:

                                                    Year ended December 31,
                                               ---------------------------------
                                                 2001         2000         1999
                                               -------      -------      -------
                                                     (in thousands of euros)

Premises                                        73,399       19,777       23,795
                                               -------      -------      -------

Tangible fixed assets
Equipment:
   Furniture                                     9,465        9,024        5,243
   Office equipment                              1,850        2,332        2,558
   Computer equipment                           37,098       25,260       19,423
   Interior installations                        5,891       10,346        6,535
   Motor vehicles                                1,933        2,729        1,869
   Security equipment                            5,921        5,442        3,815
Work in progress                               101,213       98,158       97,355
Other tangible fixed assets                      1,147          605        1,102
                                               -------      -------      -------
                                               164,518      153,896      137,900
                                               -------      -------      -------
Intangible fixed assets
Set-up costs                                     8,880        5,689        2,647
Project development                                 83            8          176
Software                                        39,240       20,208       17,403
Publicity and launching costs                       --           --          189
Other intangible fixed assets                   28,338       13,165        9,402
                                               -------      -------      -------
                                                76,541       39,070       29,817
                                               -------      -------      -------
                                               314,458      212,743      191,512
                                               =======      =======      =======

      Capital expenditures in premises and tangible fixed assets in 1999 reflected to a large extent the effect of the expansion of the Bank's branch network. During 2000, and after the acquisition of Banco Mello and BPSM, the Bank's investment plan was revised, with investments in large part being directed toward the conversion of Banco Mello branches into BCP and Atlantico branches and in the remodeling of BPSM's branches. In 2001, capital expenditures in premises and tangible fixed assets also reflect - mainly under "work in progress" - the centralization at our premises in Taguspark (Oeiras) of various ancillary services.

      Our continued efforts to maintain our technological leading edge are reflected by our investments in computer equipment (37,098 thousands of euros in 2001, 25,260 thousands of euros in 2000 and 19,423 thousands of euros in 1999) and in software (39,240 thousands of euros in 2001, 20,208 thousands of euros in 2000 and 17,403 thousands of euros in 1999).

      Divestitures in premises and fixed assets (both tangible and intangible) totaled 21,226 thousands of euros in 2001, 28,226 thousands of euros in 2000 and 53,520 thousands of euros in 1999. These amounts are influenced by our policy to divest in real-estate assets not assigned to operations, whose main impact was felt in the years following the acquisition of Atlantico in 1995.

      Equity

      Apart from our expenditures in fixed assets, disclosed in the table above, we have also made major investments in equity. In 2001, capital expenditures in equity were mainly directed towards the reinforcement of our internationalization strategy, pursuant to which we increased our shareholding in IntesaBci (1.3% of its share capital at year-end 2001) for a total investment of 114 million euros, and increased our shareholding in Big Bank Gdanski (44.1% of its share capital at year-end 2001) for a total investment of 201 million euros. Also in 2001 we acquired a 3.1% shareholding in Friends Provident, following the latter's IPO, for a total investment of 197 million euros.

      Capital expenditures in equity in 2000, amounting to 8,604,839 thousands of euros, were chiefly influenced by the acquisitions of BPSM (3,849,543 thousands of euros), Banco Mello (967,029 thousands of euros) and Companhia de Seguros Imperio (433,726 thousands of euros). They also reflected our strategy to assure a leadership position in the businesses related to new forms of distribution -- in particular as they apply to the financial sector -- and to intensify our process of internationalization. In this regard the investments in Grupo EDP and in Eureko, in the amounts of 753,702 thousands of euros and 2,207,980 thousands of euros, respectively, are noteworthy.

      In 1999, expenditures in equity, amounting to 107,559 thousands of euros, were mainly related to our increased shareholding in Banco Portugues do Atlantico (89,558 thousands of euros) and to the purchase of the shareholding held by Banco Santander Central Hispano in Leasefactor (22,071 thousands of euros), following the breaking-up of a partnership agreement.

      In regard to equity, in 2000 we divested 2,000 thousands of euros as a result of the sale of Shopping Direct to Grupo EDP, following the strengthening of our strategic partnership with this company. In 1999, following the breaking-up of our agreement with Banco Santander Central Hispano, we sold our holding in this bank and in Banco Banif Banqueros Personales, these divestitures having amounted to 598,037 thousands of euros and to 52,369 thousands of euros, respectively. There was no significant divestment in equity in 2001.

Acquisition and Disposition Activity

See "Item 4. Information on the Bank - A. History and Development of the Bank - Bank History".

B.    Business Overview

Nature of Operations and Principal Activities

We and our subsidiaries are engaged in a wide variety of banking and related financial services activities, in Portugal and internationally. The primary activities of the Bank include:

-     Deposit taking from individual and corporate customers;

-     Short-term lending;

-     Mortgage lending;

-     Trade finance;

-     Credit cards;

-     Transfer of funds;

-     Custody of securities;

-     Foreign exchange dealing;

-     Treasury services; and

-     Money market operations.

Through our subsidiaries and associated companies, we also engage in related financial activities, including:

-     Life, casualty, automobile and health insurance;

-     Asset and fund management;

-     Medium and long-term lending;

-     Loans to real-estate promoters;

-     Consumer finance;

-     Factoring;

-     Equipment and real estate leasing;

-     Investment banking;

-     Venture capital financing; and

-     Securities brokerage.

The following is a summary of our main business segments:

      Commercial Banking

      Our Commercial Banking segment conducts its customer-oriented business through our Networks. The Networks are not separate legal entities. Rather, they are marketing and distribution channels within the Bank that are designed to be attractive to and to serve the banking needs of specific groups of customers. We have also set up several subsidiaries in countries that have close affinity with Portugal, or in markets that present high growth prospects. These include Banco Comercial de Macau (in China), Banco Internacional de Mocambique (in Mozambique), Banque BCP (France and Luxembourg), NovaBank (in Greece), BPABank (in the USA), and SottoBank (in Canada).

      Banking Distribution Networks in Portugal

      For the purposes of the following discussion, our "banking distribution networks in Portugal" include Individuals & Businesses, Private Banking, Corporate Banking, Corporate Retail, NovaRede, Atlantico, Banco 7, Expresso Atlantico and SottoMayor.

      In addition to providing banking products and services, our Networks also serve as distribution channels for certain products and services of other segments of the Bank:

      - The "Individuals & Businesses" Network is designed to meet the financial needs of self-employed individuals, professionals and owner-operated companies.

      - The "Private Banking" Network targets individual customers with substantial financial portfolios.

      - The "Corporate Banking" and "Corporate Retail" Networks serve the financial needs of companies with annual sales of between 7.5 million euros and 100 million euros and of large corporate and institutional customers, with annual sales of 100 million euros or more.

      - The "NovaRede", "Atlantico" and "SottoMayor" Networks comprise the Bank's principal retail distribution channels. Two other retail Networks, "Banco 7", which provides telephone and internet banking, and "Banco Expresso Atlantico", a joint venture to provide in-store banking, are, at present, small contributors to BCP's retail business. BCP's retail distribution networks are designed to serve the financial needs of individuals as well as companies with annual sales of less than 7.5 million euros.

            In November 2001, BCP announced that it had entered into an agreement to acquire 3,999,999 shares of Banco Expresso Atlantico (49.99% of its share capital) previously held by Jeronimo Martins, for a total consideration of 17.7 million euros. As a consequence of this acquisition, Banco Expresso Atlantico became wholly-owned by BCP.

      Banking Subsidiaries Abroad

      The following is a description of BCP's foreign banking subsidiaries:

      - Banco Comercial de Macau ("BCM"). BCM is a bank based in Macao, acting as a commercial and operating platform from which we can penetrate other markets of South-eastern Asia, including the Chinese market. The Group holds the whole share capital of BCM.

      - Banco Internacional de Mocambique ("BIM"). BIM is a Mozambican retail bank that began its activity in 1995. BIM was the first Mozambican bank to be created as a joint venture on an equal basis by local and foreign partners. BCP holds 50.4% of the share capital of BIM. In addition, the Group operates in Mozambique through BIM Investimento, a company incorporated in 1998. BIM Investimento is developing its activity in the area of investment banking, with emphasis on corporate finance, capital markets and structured finance (project finance), in close co-operation with BIM and BCP Investimento which, together with local companies, was a founding shareholder. BIM Investimento is 50.0% owned by BIM and 25.0% by BCP Investimento. BIM Leasing was incorporated in the first quarter of 2000, being the second lessor to operate in the Mozambican market. BIM holds 70.0% of BIM Leasing's share capital, while Leasefactor holds 25.0%. In the fourth quarter of 2000 NovoBanco was inaugurated, aimed at small and micro companies and individual enterprises. NovoBanco is 30.0% held by BIM, while the remaining share capital was held by a group of Mozambican and international institutions.

            In December 2001, Banco Internacional de Mocambique was merged into Banco Comercial de Mocambique, the Mozambican holding of Banco Mello and Companhia de Seguros Imperio that was transferred to BCP in 2000 following the agreement regarding the integration of the financial area of the Jose de Mello Group into BCP. Banco Comercial de Mocambique was subsequently renamed to Banco Internacional de Mocambique.

      - Banque BCP (France). Banque BCP (France) is a retail banking operation based in France established in 2001 through the unification of several business platforms that we held in that country, following the acquisitions of Atlantico, Banco Mello and BPSM. Banque BCP (France) serves a clearly defined market segment consisting of residents in France who originated from, or have close ties with, Portugal. Banque BCP is fully owned by BCP.

      - Banque BCP (Luxembourg) operates in Luxembourg and became part of the Group as a result of the acquisition of Banco Mello in 2000. It was formerly named Banco Mello (Luxembourg) and is 100.0% owned by the Group.

      - NovaBank, S.A. ("NovaBank"). In September 2000, NovaBank opened its first 45 branches. NovaBank is a Greek bank specifically targeting individuals, and is the result of the agreement established with the Greek insurance group Interamerican. BCP owns 50.0% of NovaBank, while the remaining 50.0% is owned by Interamerican.

            In 2001, NovaBank acquired Sitebank, a Turkish commercial bank for a total investment not exceeding 50 million euros. The project for the Turkish market is to develop a specialized operation targeting upper-middle and affluent individuals segment, based on a value proposition focusing on consistent high quality personalized advice and service, comprehensive offering of basic and asset management /investment products, and convenient delivery through a variety of distribution channels.

      - BPABank. In November 2000, BPABank opened its first branches in the state of New Jersey in the United States. BPABank targets the local population, in areas where the Portuguese community has a strong presence. BPABank is wholly owned by the Group.

      - SottoMayor Bank Canada ("SottoBank"). Following the acquisition by BCP of BPSM in 2000, SottoBank became part of the Group. SottoBank is a retail bank operating in Canada and is 100.0% owned by BCP.

      Other Business Segments

      In order to meet the diversified financial needs of our customer base, we have developed a financial services group, which includes a wide array of subsidiaries, each one specialized in a particular financial business segment. These include investment banking, asset management, specialized credit and consumer credit. Most of our companiesspecialized subsidiaries use our banking distribution networks to cross-market their products, which are in turn tailored to each network.

      The following is a summary of these segments:

      Investment Banking. BCP Investimento (prior to July 2000 known as BCPA - Banco de Investimento and prior to 1999, known as Banco Cisf) is BCP's subsidiary for investment banking. It is a merchant bank engaged in capital markets, financial consulting and project finance activities. BCP Investimento is wholly owned by the Group.

      Mortgage Loans. In 1992, taking advantage of the penetration achieved in mortgage loans, BCP launched, in association with CARIPLO (now a part of the Italian financial group IntesaBci), an autonomous mortgage bank - Banco de Investimento Imobiliario ("BII"). In December 2000, BII's assets and liabilities associated with the mortgages granted to the Group's clients through the branches of any bank of the Group, excluding BII, were split from BII and subsequently merged into BCP. As a result, BII started booking only the mortgage loans of its own network and kept booking property development loans of the Group's distribution network. BII is 50.0% owned by the Group, with the remaining 50.0% being owned by IntesaBci.

      Consumer Credit. CrediBanco - Banco de Credito Pessoal, S.A. ("CrediBanco") began its activity in November 1994 as the Group's consumer credit bank, aimed at providing credit for the purchase of consumer durables based on a sales network consisting of numerous stores. BCP holds the entire share capital of CrediBanco.

      In December 1999, the Group established a partnership agreement with SIVA (that was later renamed SAG GEST), including the joint acquisition of Interbanco, S.A. ("Interbanco"), an institution specializing in car financing for individuals and corporate customers, launched in 1997. The Group holds 50.0% of Interbanco's share capital, while the remaining 50.0% is held by SAG GEST.

      In accordance with the strategy defined by the Group for the consumer credit business, at the end of 2000 Interbanco centralized the car financing business at the point of sale, while CrediBanco kept the remaining consumer credit business.

      On March 25, 2002, we announced the decision to merge BCPLeasing, the leasing business subsidiary of Leasefactor, S.G.P.S., S.A., our holding company for specialized credit (leasing and factoring) into CrediBanco, under our process of rationalization. See "Item 4. Information on the Bank
      - A. History and Development of the Bank - Current Year's Significant Developments".

      Specialized Credit. BCP is engaged in the factoring and equipment and real estate leasing businesses through Leasefactor, S.G.P.S., S.A. ("Leasefactor"). As far as leasing is concerned, Leasefactor operates through BCPLeasing, while Leasefactor's factoring business is performed through BCPFactoring. Leasefactor is wholly owned by the Group.

      On March 25, 2002, we announced the decision to merge BCPLeasing into CrediBanco, under our process of rationalization. See "Item 4. Information on the Bank - A. History and Development of the Bank - Current Year's Significant Developments".

      Asset Management. BCP is engaged in the asset management business through AF Investimentos, S.G.P.S., S.A. ("AF Investimentos"), a holding company for its subsidiaries focusing on securities and property unit trust funds management and personalized portfolio management. AF Investimentos is wholly owned by the Group.

      ServiBanca (Service Provider)

      Legally, ServiBanca is an "Economic Interest Grouping". Companies "grouped" in ServiBanca comprise BCP and several of its major subsidiaries. ServiBanca centralizes common operational and management support units. It provides services for all the Group, and the costs it incurs are transferred to the Group's companies, that act as its "clients".

      For an analysis of the operating and financial performance and prospects of our business segments, see "Item 5. Operating and Financial Review and Prospects - A. Operating Results - Segmental Reporting".

      According to our estimates, based on the latest available data from the Portuguese Banking Association, we accounted for 22.1% of total assets, 27.7% of loans to customers and 21.9% of customers' deposits in the Portuguese banking sector at the end of 2001. In addition, at the same date, we were one of the largest companies listed on the Lisbon and Oporto Stock Exchange in terms of market capitalization (10,587 million euros). Total trading volume of our shares on the Lisbon and Oporto Stock Exchange during 2001 was 3,527 million euros.

Total Revenues by Category of Activity and Geographic Market

See "Item 5. Operating and Financial Review and Prospects - A. Operating Results
- Segmental Reporting".

The table below sets forth the disclosure of our total revenues according to geographic for the last three years:

                                          2001           2000            1999
                                         ------         ------          -------

   Portugal                               87.0%           89.8%          87.8%
   Other European Union countries          5.4%           5.0%            5.0%
   United States of America                1.9%           1.7%            1.4%
   Cayman Islands                          2.3%           1.6%            2.0%
   China (Macao)                           0.9%           1.1%            3.3%
   Other                                   2.5%           0.8%            0.5%

Material effects of Governmental Regulation

BCP is a Portuguese commercial bank primarily regulated and subject to examination by the Bank of Portugal which is a member of the European System of Central Banks composed of the European Central Bank and the other EU member State national central banks. As such, BCP is also required to act according to the European Central Bank directives and instructions. The Deposit Guarantee Fund which is an autonomous juridical entity under the supervision of the Bank of Portugal, insures deposits at BCP and, in that capacity, BCP is subject to the legal rules and regulations governing the Fund. BCP also controls (either directly or indirectly through subsidiary companies) overseas banks, branches and agencies. In general, BCP's overseas activities are regulated by the Bank of Portugal, and by supervisory authorities in the host countries.

BCP's earnings and activities are affected by legislation, by actions of the EU and the Bank of Portugal, and other regulators, and by local legislative bodies and administrative bodies and decisions of courts in both foreign and EU member state jurisdictions in which BCP and the members of its Group conduct business. By way of example, these include limitations on the ability of subsidiaries to pay dividends to BCP (see note 17 to the consolidated financial statements), Portuguese laws and EU consumer protection directives imposing restrictions on the making, enforcement and collection of consumer loans and restrictions by the regulators on the manner in which BCP engages in derivatives activities and in which it can sell its mutual funds and other investment products to consumers.

Legislation may be enacted or regulation imposed in Portugal or in the EU by EU directives, or in any other jurisdiction in which BCP or any member of the Group does business, to further regulate either banking and financial services or non-banking services or to limit finance charges or other fees or charges earned in the rendition of such services. There can be no assurance whether any such legislation or regulation will place additional limitations on BCP's operations or that of any other Group member or adversely affect its earnings.

Subject to either certain limitations and restrictions or constraints, in particular of the EU, a Portuguese commercial bank, with the prior approval of the Bank of Portugal, and subject to compliance with all applicable laws, in particular securities market laws and regulations, may acquire or merge with another bank within or outside of the EU. A Portuguese commercial bank may also establish a de novo branch, agency or representative office in either any member State of the EU or any country outside of the EU, subject to host country laws and compliance with applicable procedures.

The activities of Portuguese commercial banks are not generally limited to owning, managing or controlling banks. Subject to prior consent of the Bank of Portugal, where applicable, and compliance with Portuguese law and EU directives, in particular compliance with certain restrictions, a Portuguese commercial bank not only can sponsor, manage, distribute, and advise mutual funds and underwrite and deal in debt and equity securities but also can own and control companies that either engage in such activities or other financial activities, such as, insurance, mortgage lending, consumer finance, factoring, leasing, investment banking, venture capital financing, high technology and telecommunications.

A financial institution with deposits insured by the Deposit Guarantee Fund that is under common control with a failing financial institution can be required to indemnify the Deposit Guarantee Fund for losses resulting from the insolvency of the failed institution, even if this causes the affiliated institution also to become insolvent. Any obligations owed by a subsidiary depositary institution to its parent company are subordinate to the subsidiary's cross guarantee liability with respect to commonly controlled insured depository institutions and to the rights of depositors.

In the liquidation or other resolution of a failed insured depositary institution, deposits in Portuguese offices and certain claims for administrative expenses and employee compensation are afforded a priority over other general unsecured claims, including deposits in offices outside Portugal, non-deposit claims in all offices, and claims of any parent company, including BCP. Such priority creditors would include the Deposit Guarantee Fund, which succeeds to the position of insured depositors.

BCP is subject to both minimum reserve requirements prescribed by the European Central Bank and to capital and solvency ratios adopted by the Bank of Portugal. Both the European Central Bank and the Bank of Portugal are authorized to take prompt action and impose sanctions with respect to institutions that do not meet these reserve requirements and ratios. BCP has always been in compliance with these requirements and ratios. See "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Capital".

The earnings of BCP and the members of the Group are affected by general economic conditions and the conduct of monetary and fiscal policy not only by the Bank of Portugal and the EC but also by governments in other countries in which they do business.

C.    Organizational Structure

The Bank and the Group

We are one of the largest banking organizations in Portugal and one of the largest Portuguese companies in terms of market capitalization. Together with our subsidiaries we are engaged in a wide variety of banking and related financial services activities, in Portugal and internationally.

The following diagram summarizes the organizational structure of the Group on December 31, 2001:

                         [ORGANIZATIONAL CHART OMITTED]




Additionally, we have organized ServiBanca, which centralizes our common operational and management support units.

Significant Subsidiaries

The following is a list of our main subsidiaries:

                                                                          Country of
                                                                       incorporation /       % held by       % held by
                                                                          residence          the Bank        the Group
                                                                       -----------------    ------------    ------------
AF Investimentos, S.G.P.S., Sociedade Unipessoal, Lda.                     Portugal            100.0           100.0
Leasefactor, S.G.P.S., S.A.                                                Portugal             89.0           100.0
BCP Investimento - Banco Comercial Portugues de Investimento, S.A.         Portugal              --            100.0
BCP - Participacoes Financeiras,  S.G.P.S.,  Sociedade Unipessoal, Lda.    Portugal            100.0           100.0
CrediBanco - Banco de Credito Pessoal, S.A.                                Portugal              --            100.0
Banco Expresso Atlantico, S.A.                                             Portugal              --             50.0
Interbanco, S.A.                                                           Portugal              --             50.0
Banco de Investimento Imobiliario, S.A.                                    Portugal            50.0             50.0
Banco Comercial de Macau, S.A.R.L.                                          China                --            100.0
Banco Internacional de Mocambique, S.A.R.L.                               Mozambique             --             50.4
Banque BCP, S.A.S.                                                          France             100.0           100.0
Banque BCP (Luxembourg), S.A.                                             Luxembourg             --            100.0
NovaBank, S.A.                                                              Greece              1.5             50.0
Banco ActivoBank (Portugal), S.A.                                          Portugal              --            100.0
Banco Mello (Cayman), Ltd.                                              Cayman Islands           --            100.0
BCP Bank & Trust Company (Cayman) Limited                               Cayman Islands           --            100.0
BCP International Bank Limited                                          Cayman Islands           --             52.5
BCP Finance Bank LTD                                                    Cayman Islands           --            100.0
BCP Finance Company                                                     Cayman Islands           --               --
BCP Capital Finance Limited                                             Cayman Islands           --            100.0
SottoMayor Bank of Canada                                                   Canada               --            100.0
BPABank National Association                                                 USA                 --            100.0
ServiBanca - Empresa de Prestacao de Servicos, A. C. E.                    Portugal            50.9             88.8
ActivoBank, S.A.                                                            Spain               8.2             45.8
Managerland, S.A.                                                           Spain              50.0             50.0

D.    Properties

Our head office is located at Praca D. Joao I, 28, in Oporto. We also own major corporate premises at Rua Augusta 62-84, in Lisbon and at Taguspark, in Oeiras.

Over the years we have expanded our branch network, following the strategy of covering the entire country. At year-end 2001, we had, directly or through associated companies, ownership of nearly 62% of our branches, with the balance being leased from third parties, of which nearly 84% are NovaRede, Lojas Atlantico and SottoMayor branches.

E.    Additional Specialized Industry Disclosures

Selected Statistical Data

      Average Balances and Interest Rates

      The following table shows average balances, interest and yields for the fiscal years ended December 31, 2001, 2000 and 1999 (in thousands of euros, except yields):

                                                                2001                                      2000
                                                --------------------------------------    --------------------------------------
                                                  Average                    Yield          Average                    Yield
                                                  Balance     Interest         %            Balance     Interest         %
                                                ------------ ------------ ------------    ------------ ------------ ------------
INTEREST EARNING ASSETS
Deposits in Banks
     Deposits at Central Bank                     1,603,058       79,099         4.93       1,880,952       73,707         3.92
     Other                                        5,446,121      324,712         5.96       4,584,132      366,776         8.00
Loans, net                                       41,900,069    2,761,656         6.59      37,466,715    2,358,855         6.30
Trading Account Securities                          286,365       18,088         6.32         302,646       14,011         4.63
Investment Account Securities                     3,569,942      212,969         5.97       4,328,364      231,457         5.35
                                                ------------ ------------                 ------------ ------------
TOTAL INTEREST EARNING ASSETS                    52,805,555    3,396,524         6.43      48,562,809    3,044,806         6.27
Other Assets                                      1,359,658                                 1,990,084
Non Interest Earning Assets                       7,897,090                                 7,033,130
                                                ------------                              ------------
TOTAL ASSETS                                     62,062,303                                57,586,023
                                                ============                              ============

INTEREST BEARING LIABILITIES
Due to Banks
     Repayable on Demand                            493,789        8,394         1.70         398,365       12,126         3.04
     With Agreed Maturity date                   15,809,443      788,396         4.99      14,357,887      687,408         4.79
Due to Customers
     Repayable on Demand                         11,358,604       92,316         0.81      11,737,717      108,139         0.92
     With Agreed Maturity date                   16,097,288      576,470         3.58      16,622,500      553,696         3.33
Debt Securities                                   9,968,695      452,332         4.54       7,132,675      365,020         5.12
Subordinated Debt                                 2,363,764      126,758         5.36       1,458,640       65,836         4.51
                                                ------------ ------------                 ------------ ------------
TOTAL INTEREST BEARING LIABILITIES               56,091,583    2,044,666         3.65      51,707,784    1,792,225         3.47
Non Interest Bearing Liabilities                  2,519,801                                 2,343,522
                                                ------------                              ------------
TOTAL LIABILITIES                                58,611,384                                54,051,306
Shareholders' Equity and Minority Interests       3,450,919                                 3,534,716
TOTAL LIABILITIES, SHAREHOLDERS'
     EQUITY AND MINORITY INTERESTS               62,062,303                                57,586,023
                                                ============                              ============

SPREAD                                                         1,351,858                                 1,252,581
                                                             ============                              ============

NET INTEREST MARGIN (1)                                                          2.56                                      2.58

                                                                            1999
                                              -------------------------------------
                                                Average                    Yield
                                                Balance     Interest         %
                                              -----------  -----------  -----------
INTEREST EARNING ASSETS
Deposits in Banks
     Deposits at Central Bank                  1,227,048       32,332         2.64
     Other                                     3,108,274      188,391         6.06
Loans, net                                    20,471,000    1,197,888         5.85
Trading Account Securities                        80,366        2,534         3.15
Investment Account Securities                  2,431,501      118,145         4.86
                                              -----------  -----------
TOTAL INTEREST EARNING ASSETS                 27,318,189    1,539,290         5.63
Other Assets                                   1,369,788
Non Interest Earning Assets                    3,441,022
                                              -----------
TOTAL ASSETS                                  32,128,999
                                              ===========

INTEREST BEARING LIABILITIES
Due to Banks
     Repayable on Demand                         494,478        4,135         0.84
     With Agreed Maturity date                 9,571,488      386,928         4.04
Due to Customers
     Repayable on Demand                       6,518,919       45,081         0.69
     With Agreed Maturity date                 8,298,351      240,800         2.90
Debt Securities                                2,223,227       78,082         3.51
Subordinated Debt                                778,871       28,711         3.69
                                              -----------  -----------
TOTAL INTEREST BEARING LIABILITIES            27,885,334      783,737         2.81
Non Interest Bearing Liabilities               1,393,564
                                              -----------
TOTAL LIABILITIES                             29,278,898
Shareholders' Equity and Minority Interests    2,850,102
TOTAL LIABILITIES, SHAREHOLDERS'
     EQUITY AND MINORITY INTERESTS            32,129,000
                                              ===========

SPREAD                                                        755,554
                                                           ===========

NET INTEREST MARGIN (1)                                                       2.77

----------

(1) Represents net interest income as a percentage of average interest earning assets.

      Rate/Volume Information

      The following table analyzes the estimated change in our net interest income attributable to changes in the average volume of interest-earning assets and interest-bearing liabilities, changes in their respective interest rates and changes in the volume/rate mix (in thousands of euros). Volume and rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities.


                                                         2001/2000                                  2000/1999
                                       ------------------------------------------  -------------------------------------------
                                             Increase (decrease) due to changes        Increase (decrease) due to changes
                                       ------------------------------------------  -------------------------------------------
                                                  Rate/volume               Net                            Rate/volume     Net
                                         Volume      Rate         mix      change     Volume      Rate         mix        change
                                       --------   -----------   -------   ---------  ---------   --------   ----------   ---------
INTEREST EARNING ASSETS
Deposits in banks
    Deposits at the Central Bank        (10,890)    19,102      (2,822)     5,390       17,231     15,750       8,393       41,375
    Other                                68,968    (93,460)    (17,574)   (42,066)      89,451     60,304      28,633      178,388
Loans and advances to customers         279,118    110,594      13,087    402,799      994,528     90,939      75,501    1,160,968
Trading account securities                 (753)     5,108        (275)     4,080        7,002      1,188       3,286       11,476
Investment account securities           (40,556)    26,759      (4,689)   (18,486)      92,166     11,878       9,267      113,312
TOTAL INTEREST EARNING ASSETS           266,013     78,818       6,886    351,717    1,197,063    173,516     134,938    1,505,517

INTEREST BEARING LIABILITIES
Due to banks
    Repayable on demand                   2,904     (5,352)     (1,282)    (3,730)        (803)    10,917      (2,122)       7,992
    With agreed maturity date            69,496     28,600       2,891    100,987      193,489     71,326      35,668      300,483
Due to customers
    Repayable on demand                  (3,493)   (12,743)        412    (15,824)      36,089     14,979      11,992       63,060
    With agreed maturity date           (17,495)    41,583      (1,314)    22,774      250,863     28,908      33,124      312,895
Debt securities                         145,136    (41,374)    (16,451)    87,311      172,428     35,692      78,817      286,938
Subordinated debt                        40,851     12,387       7,687     60,925       25,059      6,440       5,621       37,120
TOTAL INTEREST BEARING LIABILITIES      151,945     92,644       7,854    252,443      669,545    182,788     156,155    1,008,488

NET INTEREST INCOME                     114,068    (13,826)       (968)    99,274      527,518     (9,272)    (21,217)     497,029

Assets

      Deposits with the Central Bank under monetary regulations

      Credit institutions operating in Portugal are subject to minimum reserve requirements. In November 1994, the Bank of Portugal's reserve requirement ratio was lowered from 17% of all types of customer deposits and certain other liabilities, partially remunerated, to 2% non-remunerated. The liquidity released by the reduction of the ratio was sterilized through certificates of deposit issued by the Bank of Portugal, negotiable only between banks subject to reserves and the Bank of Portugal. Two types of certificates of deposit were issued:

      - Series A, non-interest bearing certificates of deposit with 2 and 3 year maturities;

      - Series B, certificates of deposit with maturities ranging from 4 to 10 years and interest rates set quarterly according to market conditions. On April 2002, the interest rate on series B certificates of deposit was set at 3.30%.

      The reserve base was widened to include liabilities against the central Government and investments in escudos by non-residents. In turn, Treasury bonds and repurchase agreements sold outright to the public as well as foreign currency deposits and other foreign currency liabilities vis-a-vis emigrants were excluded from the reserve base. Failure of a bank to maintain adequate reserves could result in delay in the payment of interest and/or in the increase in the reserve amount required (of up to three times the original shortfall).

      Since January 1, 1999, the responsibility for the definition of the monetary policy (including the system of minimum reserves) within the euro zone - the European countries that adopted the euro - has been transferred from the national central banks to the European Central Bank ("ECB"). National central banks are responsible for conducting the monetary policy, defined by ECB, at the country level. The main features of the minimum reserves system prescribed by the ECB are as follows:

      -     The reserve requirement ratio was kept at 2%;

      - Minimum reserves are remunerated, based on the ECB rate on the main refinancing operations, which is approximate to market rates;

      - The reserve base was widened to include liabilities concerning credit institutions based outside the euro zone, deposits and other liabilities of offshore branches in Madeira and in the Azores and investments in foreign currencies by non-residents.

      When an institution fails to comply with all or part of the reserve requirement, the ECB may impose any one of the following sanctions:

      - A payment of up to 5 percentage points above the marginal lending rate, applied to the amount of the shortfall;

      - A payment of up to two times the marginal lending rate, applied to the amount of the shortfall;

      - The institution may be required to establish non-interest-bearing deposits with the ECB or the national central bank of up to three times the amount of the shortfall.

      On December 31, 2001, deposits with the Central Bank under monetary regulations amounted to 2,008,790 thousands of Euroseuros, compared to 1,843,030 thousands of euros at year-end 2000 and to 1,117,636 thousands of euros at the end of 1999. Total certificates of deposit included in this amount totaled 758,203 thousands of euros (982,312 thousands of euros at the end of 2000 and 714,652 thousands of euros at the end of 1999). These amounts are exclusively related to series B certificates of deposit, as the last tranche of series A certificates of deposit matured in November 1997.

      The maturities of deposits with the Central Bank under monetary regulations are analyzed as follows:

                                                 On December 31,
                                       ------------------------------------
                                          2001        2000        1999
                                       -----------   ---------   ----------
                                            (in thousands of euros)

Up to 3 months                           1,250,587   1,062,293     402,984
6 to 12 months                             238,690     219,017     128,061
More than 12 months                        519,513     561,720     586,591
                                       -----------   ---------   ----------
                                         2,008,790   1,843,030   1,117,636
                                       ===========   =========   ==========

Interest earning deposits and advances to credit institutions

We allocate our interest earning deposits among other credit institutions based upon risk efficiency criteria, selective investment policies and procedures backed up by integrated computerized risk assessment systems. Our interest earning deposits allocation is performed by the International and Financial Divisions. The allocation is performed in accordance with an internal risk exposure limit classification for each credit institution, in accordance with the following procedures:

(i)   Country risk exposure limit

      A country risk exposure limit is attributed to the home-countries of the counterparties with which the bank has interest-earning deposits. The sum of the several counterparties risk exposure in each country cannot exceed the country risk exposure limit, except for `supra-national' entities and foreign banks established in Portugal. For determining the maximum country risk exposure, a branch is considered either by its geographical location or the parent company's location, whichever implies a higher risk.

(ii)  Counterparty risk exposure limit

      The procedure for classifying risk exposure limits is always performed in relation to credit institutions that will likely have money market deposits with the Bank. The risk scoring classification of counterparties which are rated by international rating agencies such as Moody's, Standard & Poor's and IBCA is performed automatically by using the lowest long term rating quotation of the agencies. These classifications are reviewed every three months.

With regard to the classification of counterparties that are not rated by international agencies, the internal valuation is based on a multiple criteria analysis, which takes into consideration qualitative and financial indicators, such as:

- National and international environment, from a political, economic and geographical point of view;

-     Economic and financial situation;

-     Strategy and management capabilities;

-     Past experience and potential for commercial relations;

-     Shareholder ownership;

-     Other ratings (when available).

The maturities of interest earning deposits and advances to credit institutions are analyzed as follows :


                                      On December 31,
                             -------------------------------------
                                2001         2000         1999
                             -----------  -----------  -----------
                                    (in thousands of euros)

Up to 3 months                3,546,628    4,077,995    1,053,406
3 to 6 months                   198,129      578,042      271,366
6 to 12 months                   69,255      155,891      206,517
More than 12 months              28,405       31,413       66,359
                             -----------  -----------  -----------
                              3,842,417    4,843,341    1,597,648
                             ===========  ===========  ===========

The cross-border outstandings on December 31, 2001, to borrowers in each foreign country where such outstandings exceed 1% of total assets are analyzed as follows:

                                            % of
                                            total
        Country             Amounts         assets
                          -----------     -----------
                            (in thousands of euros)

United Kingdom              633,877          1.02%


Treasury Bills, Government Bonds and Other Securities

The book value of the securities portfolio increased to 7,449,298 thousands of euros at year-end 2001 from 8,331,931 thousands of euros at the end of 2000, compared to 4,066,449 thousands of euros at year-end 1999. The increase from 1999 to 2000 is explained, on the one hand, by the consolidation of the securities portfolio of the new companies acquired in 2000 and, on the other hand, by the increase of equity investments to 3,048,892 thousands of euros on December 31, 2000 (822,577 thousands of euros at year-end 1999), as a consequence of the investments in EDP and Eureko. At the end of 2001, investments amounted to 2,675,506 thousands of euros. Within the scope of our strategic partnerships, we have increased during 2001 our holdings in IntesaBci, the Italian financial group, which accounted for 2.0% of its share capital on December 31, 2001, and in Poland's Big Bank Gdanski, bringing our holding up to 44.1% at the end of 2001. We have also acquired a 3.1% stake in the British insurer Friends Provident in the wake of its flotation. See "Item 4. Information on the Bank - A. History and Development of the Bank - Capital Expenditures and Divestitures".

At year-end 2001, differences between book and market values of the securities portfolio reflected an unrealized gain of 19,712 thousands of euros, compared to 87,727 thousands of euros at the end of 2000 (unrealized loss of 143,722 thousands of euros at the end of 1999).


In accordance with FAS 115, for U.S. GAAP purposes, our securities are reported at their market value. Changes in the value of trading securities are reflected in income and changes in the value of all other securities (considered "available for sale") are reflected in shareholders' equity. Other than temporary declines in fair value of available for sale securities are recorded in the profit and loss account.

In accordance with Portuguese GAAP, treasury stock totaling 8,986 thousands of euros on December 31, 2001 (128,875 thousands of euros at the end of 2000 and 249,328 thousands of euros at the end of 1999) is included as an asset (although not included in the securities portfolio figures stated above). However, it should be noted that, for U.S. GAAP purposes, treasury stock must be shown as a deduction from shareholders' equity (at cost).

The following table shows a breakdown of the book value of our securities portfolio on December 31, 2001, 2000 and 1999 :

                                                              On December 31,
                                                    ---------------------------------
                                                       2001         2000         1999
                                                  ---------    ---------    ---------
TREASURY BILLS AND
     OTHER GOVERNMENT BONDS (1)
     Treasury bills and other  government bonds     144,673       32,590      137,336
     Treasury bills and other government bonds
          subject to repurchase agreements               42      218,028           --
                                                  ---------    ---------    ---------
                                                    144,715      250,618      137,336
                                                  ---------    ---------    ---------

TRADING ACCOUNT SECURITIES (2)
     Shares in Portuguese companies (3)               4,346       26,635        2,306
     Shares in foreign companies (4)                114,247        2,755           --
     Government and public entities bonds (1)        58,150      209,629        8,502
     Portuguese companies' bonds                     20,286        6,430       85,228
     Foreign companies' bonds                        58,022       23,399           --
     Investment fund units                               --           --        4,512
                                                  ---------    ---------    ---------
                                                    255,051      268,848      100,548
                                                  ---------    ---------    ---------

Unrealized gains                                        602
Unrealized losses                                      (636)         (80)        (147)
                                                  ---------    ---------    ---------
                                                    255,017      268,768      100,401
                                                  ---------    ---------    ---------
INVESTMENT ACCOUNT SECURITIES (5)
     Government and Public entities bonds (1)     1,471,437    1,281,630      923,635
     Portuguese entities bonds                      411,397    1,037,187      875,635
     Foreign entities bonds                         631,164      696,256      399,280
     Commercial paper                               769,841      922,142      481,208
     Equity investments                           2,997,944    3,048,892      822,577
     Investment fund units                          518,362      699,001      318,510
     Certificates of deposit                         17,058        8,787        5,249
     Other securities                               232,363      118,650        2,618
                                                  ---------    ---------    ---------
                                                  7,049,566    7,812,545    3,828,712
                                                  ---------    ---------    ---------
                                                  7,449,298    8,331,931    4,066,449
                                                  =========    =========    =========

----------

(1) Government securities accounted for 22% of the Group's securities portfolio on December 31, 2001. This high proportion is a result of the Group's seeking to maintain its liquidity in highly marketable and creditworthy instruments.


(2) Trading securities are those securities which either have original maturity of less than six months or are held for sale. Trading securities are valued at the lowest of cost or market.

(3) These securities consist of equity securities issued by Portuguese companies in which the Group's holdings do not exceed 20%.

(4) These securities consist of equity securities issued by foreign companies in which the Group's holdings do not exceed 20%.

(5) Under present Bank of Portugal guidelines, investment securities are defined as those securities that will not be traded for a period of six months from the date of acquisition. Investment securities are valued at amortized cost because the Bank has the ability to hold these securities to their maturity and the intent to hold them for the foreseeable future. Provision for potential losses due to decline in market value is made, except for strategic investments, which are held at cost in the local accounts under Bank of Portugal rules.

The following table shows a breakdown of the book value of our securities portfolio by maturity date on December 31,

                                      Up to 1 year         1 to 5 years         Over 5 years             Total
                                  -------------------    -----------------    -----------------    -----------------
                                    Amount    Yield %    Amount    Yield %    Amount    Yield %    Amount    Yield %
                                  ---------   -------    ------    -------    ------    -------    ------    -------
                                                        (in thousands of euros, except yields)
Fixed Income Securities
Bonds issued by Government
  and Public entities
    Portuguese issuers               72,296      5.2     578,521      4.6     193,441      4.1     844,258      4.5
    Foreign issuers                  44,027      4.3     160,080      6.3     482,294      7.4     686,401      7.0
Bonds issued by other entities
    Portuguese issuers               10,086      4.5     327,258      4.3     115,758      3.9     453,102      4.2
    Foreign issuers                 115,250      3.8     189,570      4.7     415,040      5.3     719,860      4.9
Treasury bills and other
  Government bonds                   25,514     28.4      24,531      3.5      94,670      3.7     144,715      8.0
Commercial paper                    769,841      3.8          --       --          --       --     769,841      3.8
Other fixed income securities       126,797      3.4      40,034      4.4      82,591      3.3     249,422      3.7
                                  ---------            ---------            ---------            ---------
                                  1,163,811      4.4   1,319,994      4.7   1,383,794      5.5   3,867,599      4.9
                                  ---------            ---------            ---------            ---------
Floating Income Securities
Investments                              --                   --            2,675,506            2,675,506
Shares                              453,825                   --                   --              453,825
Investment fund units               570,625                   --                   --              570,625
                                  ---------            ---------            ---------            ---------
                                  1,024,450                   --            2,675,506            3,699,956
                                  ---------            ---------            ---------            ---------

Provision for investment
securities                          (77,264)              (5,612)             (35,381)            (118,257)
                                  ---------            ---------            ---------            ---------
                                  2,110,997      2.4   1,314,382      4.7   4,023,919      1.9   7,449,298      2.6
                                  =========            =========            =========            =========

The average yield of the fixed-income securities portfolio in 2001 (which accounted for 52% of the total portfolio at the year-end) was 4.9%. The comparatively higher yields provided by some foreign public issuers' securities, particularly Mozambican and Angolan, were responsible for the higher rates on foreign public issuers' bonds (7.0%) and Treasury Bills and other Government bonds (8.0%). The securities portfolio was predominantly short term with securities having a maturity of less than one year accounting for 44.2% of the consolidated total excluding investments.

Loan Portfolio

We offer several financial products, including: discounting bills, current accounts, overdrafts, foreign financing, mortgage loans, consumer credit, factoring and leasing. The loan portfolio can be analyzed as follows:

(i)   Portuguese public sector: loans to Government entities;

(ii)  Secured loans: loans secured by real estate, securities or other assets;

(iii) Unsecured loans: loans made to individual and corporate customers, such as overdrafts, current accounts and credit card facilities;

(iv)  Foreign trade credit: loans to support import and export transactions.

In order to improve information on each customer's credit exposure, the Bank of Portugal centralizes and distributes to all credit institutions operating in Portugal the amount of total credit granted to each customer by the Portuguese banking system. This information is available in the Bank's customer information system and is useful to measure the maximum credit to be granted to each customer in order to avoid an excessive degree of exposure.

Our customer information system automatically produces exception reports, highlighting any unusual credit situations, which assist in performing an effective credit risk control. Branch managers, coordination managers and our internal audit division receive these reports. Some of the most important exception reports issued are: credit limits with expired maturity, credit limits exceeded, unauthorized overdrafts and discounted bills due and not paid.

Authorized credit limits have a maximum maturity of six months. One month before such maturity, the account manager is required to renegotiate each limit and submit a new proposal for approval by the appropriate credit committee.

The Bank of Portugal requests from all credit institutions relevant information in respect of returned checks, restrictions in the usage of checks by specific customers, bills of exchange unpaid on due dates and any litigation. This information is then compiled by the Bank of Portugal and distributed to all credit institutions within the system. At the Bank, compiled data from the system as a whole is integrated on the mainframe computer and is available to account managers and credit committees.

In addition, our internal audit division conducts periodic examinations of both credit quality and credit files at a lending unit level. These examinations are conducted in order to identify, at an early stage, any potential problem loans not yet detected by line management. The internal audit division is also responsible for reviewing credit files to ensure compliance with the Bank's credit approval procedures.

In keeping with these aims, in 1995 we set up a credit-risk management unit ("UGRC"), embracing the preventive monitoring unit, in operation since 1993. The UGRC took over responsibility for top-down management of the loan portfolio and for the decision making process for the allocation of specific provisions for non-performing and doubtful loans.

The UGRC provides a set of specialized services supporting credit-risk analysis, decision and management, particularly top-down management of the portfolio, development and maintenance of company risk classification models and credit-scoring of individual customers. To this end, it is responsible for issuing automatic warning-signals and for presenting proposals to the Board of the specific provisions required to cover the credit risk for non-performing loans.

The main areas of UGRC's top-down loan portfolio management activities include the calculation of credit-risk premiums. With this purpose UGRC takes into account the impact on the net income of the expected loss associated with overdue loans and determines sector risks, by monitoring the performance of the sector within the banking system and by analyzing the repercussions on each sector of the evolving macroeconomic situation. These techniques and analysis help to define the guidelines governing the growth of the loan portfolio, based on a differentiated pricing strategy aimed at optimizing the portfolio's profitability / risk factor.

In developing the company risk classification, the performance of the analytic models has been closely monitored, and several previous assumptions have been adjusted accordingly, increasing efficiency and forecasting capabilities. The UGRC also provides periodic reports evaluating delinquency performance and analysis of all the credit-scoring models used within the Group, validating their parameters, proposing alterations to the cut-off points and providing staff training. In addition, it makes possible the centralization of the customers' liabilities to all the Group companies, providing an accurate characterization of our loan portfolio and an evaluation of our position within the banking system. The intention underlying this specialized activity is to increase the ability to select good risks and to make credit-decision more autonomous.

We entrusted UGRC with responsibility for managing the system that issues warning signals to the commercial networks. These signals are triggered by customer defaults at the level of their relations with the Bank and with other banking institutions, based on the information provided monthly by the Bank of Portugal. The preventive monitoring measures were revised in 1995, giving the networks a system of early warnings aimed at providing support for preliminary debt-recovery measures. The UGRC is also responsible for centralizing the monitoring of specific provisions required to cover the credit risk of past due loans. For this purpose, measures have been designed to systematize and classify risks - difficult loan recoveries, doubtful loans, overdue loans, restructured loans and loans subject to litigation - and therefore yield a more accurate calculation of the individual risks.

We have also established a specialized unit, designated the specialized financial services unit ("USFE"), aiming for the recovery of loans, originated in any of our corporate business areas. We organized USFE to achieve recognized benefits accruing from matching the past due loan recovery mechanisms to the characteristics of each customer, in accordance with the size of the risk and the complexity of the case. The USFE is an autonomous, centralized unit, specializing in working out larger past due loans, whatever their source. We based the launch of USFE on observations of best international practices and on our experience in credit-recovery operations.

To meet established targets, we designed USFE gathering together specialized capabilities (analytic, economic and financial, legal, negotiating and operational). The loan recovery procedures utilized are based on entrusting a customer portfolio to a multidisciplinary team, with the specialized support of those units of the Bank responsible for the management of assets and for the legal services.

The recovery procedure we have adopted is based on the classification of the portfolio into homogeneous groups and on standardized methods according to the size of the transaction. Placing credit-recovery into an autonomous, specialized unit has given greater freedom to the commercial, credit assessment and decision areas, allowing them to concentrate more on developing new business. The customer is handled by a new and more specialized unit, and procedures are expedited. All this has a positive effect, both directly and indirectly, on the net income of the Group.

During the first quarter of 1999, we implemented an organizational model based on the integration of the Group's credit operations. The objectives of the integration process were as follows:

-     Improved loan analysis and decision-making quality;

-     Maximization of good loans and minimization of bad loans;

-     Flexible action;

-     Implementation of service levels;

-     Cost reduction;

-     Freeing up of commercial areas to sales effort;

-     Implementation of consistent, common methodologies;

- Preservation of each Bank's commercial autonomy and customers' secrecy.

We have thus moved away from credit processes differentiated according to the Bank or network in which the credit originated towards credit processes differentiated according to the type of credit originated. With these purposes, we have established a global platform in ServiBanca, comprised of a credit division, a credit recovery division and a risk control division.

The credit division comprises five credit units:

Individuals: this credit unit is responsible for dealing with credits concerning individuals, small companies with an annual invoicing not exceeding 250 thousands of euros and the self-employed;

Businesses North and Businesses South: these credit units handle credits related to the self-employed with an annual invoicing greater than 250 thousands of euros and companies whose annual invoicing is greater than 250 thousands of euros but does not exceed 3,741 thousands of euros;

Corporate North and Corporate South: these credit units deal with credits concerning companies, large corporations and institutions with annual invoicing greater than 3,741 thousands of euros.

The credit recovery division took the responsibilities previously embraced by several Group's units, including USFE and legal services, and is also comprised of five units:

Standardized Recovery: this unit is responsible for recovering past due loans from customers with a Group's involvement lower than 75 thousands of euros (excluding mortgage loans);

Specialized Recovery North and Specialized Recovery South: these credit units' responsibility is to recover past due loans from customers with a Group's involvement higher than 75 thousands of euros (excluding mortgage loans);

Legal Action North and Legal Action South: these units are responsible to trigger legal actions concerning: past due loans whose recovery by the standardized recovery unit or by the specialized recovery units have failed, and past due loans which have not gone through the (standardized or specialized) recovery units, but whose direct referral to the legal action unit is deemed appropriate by the Board of Directors.

In June 2000, we have implemented the "TRIAD" model. The TRIAD is based on an IT application designed to assist in credit decisions, automatically pre-assigning credit limits and credit risk ratings to our individuals and small businesses' customers, based on their financial history. This has allowed us to improve customer service - namely through simpler and faster credit approvals - and to monitor credit quality closer. TRIAD reassesses the credit risk of more than 1 million customers on a monthly basis, and assigns credit limits to over 700,000, allowing a quicker response by commercial networks to credit applications and the development of marketing campaigns targeted at customers with specific credit-risk profiles.

The following table provides comparative information and other details relating to the types of loans included in our loan portfolio:

                                                                                       On December 31,
                                                    -------------------------------------------------------------------------------
                                                        2001             2000             1999             1998             1997
                                                    -----------      -----------      -----------      -----------      -----------
                                                                                  (in thousands of euros)
Portuguese public sector                                309,295          222,243           67,550           86,622           79,652
Asset-backed loans                                   16,537,929       11,816,824        9,108,644        6,745,721        4,842,596
Personal guaranteed loans                            12,387,941       12,359,224        5,441,511        4,123,420        2,785,546
Unsecured loans                                       5,639,910        8,934,590        4,662,841        3,683,782        2,836,390
Foreign loans (1)                                     4,711,214        4,802,458        2,489,678        1,843,342        1,450,749
Credit resulting from factoring
operations                                              794,622          515,779          373,449          439,633          369,157
Finance leases                                        2,326,675        2,286,809        1,526,558        1,176,585          944,045
                                                    -----------      -----------      -----------      -----------      -----------
                                                     42,707,586       40,937,927       23,670,231       18,099,105       13,308,135
                                                    -----------      -----------      -----------      -----------      -----------

Past due loans (2):
    Less than 90 days                                    99,948          105,467           32,967           26,795           36,512
    More than 90 days                                   626,889          453,455          239,186          269,705          312,168
                                                    -----------      -----------      -----------      -----------      -----------
                                                        726,837          558,922          272,153          296,500          348,680
                                                    -----------      -----------      -----------      -----------      -----------
                                                     43,434,423       41,496,849       23,942,384       18,395,605       13,656,815
                                                    -----------      -----------      -----------      -----------      -----------
Less:
    Specific provision for loan losses                 (537,413)        (424,923)        (206,553)        (223,985)        (258,337)
    General provision for loan losses                  (455,109)        (474,985)        (235,254)        (205,211)        (124,834)
                                                    -----------      -----------      -----------      -----------      -----------
                                                       (992,522)        (899,908)        (441,807)        (429,196)        (383,171)
                                                    -----------      -----------      -----------      -----------      -----------
                                                     42,441,901       40,596,941       23,500,577       17,966,409       13,273,644
                                                    ===========      ===========      ===========      ===========      ===========

----------

(1) Includes credits granted by Offshore Branches and loans to finance imports and exports.

(2) As used in this table past due loans are as defined by the Bank of Portugal and include only that portion of principal and interest that is past-due more than 30 days. For an estimation of non accrual loans as calculated under the classifications required by the Securities and Exchange Commission, see "Item 4. Information on the Bank - E. Additional Specialized Industry Disclosures - Assets - Loan Portfolio - Non-performing loans".

The following table sets out comparative information relating to our domestic and international lending activities by main business sectors:

                                                                                     On December 31,
                                                   --------------------------------------------------------------------------------
                                                        2001             2000             1999             1998             1997
                                                    -----------      -----------      -----------      -----------      -----------
                                                                                 (in thousands of euros)
Agriculture                                             426,410          393,475          198,397          171,479          162,916
Mining                                                  174,519          165,739           95,903           77,836           78,249
Food, beverage and tobacco                              694,359          765,824          505,003          418,257          348,262
Textiles                                              1,047,114          980,754          564,039          509,193          448,977
Wood and cork                                           400,055          433,852          242,150          234,239          117,808
Printing and publishing                                 288,610          352,434          217,586          175,325          159,402
Chemicals                                             1,106,941          986,674          340,686          190,339          154,323
Engineering                                           1,143,180        1,230,938          592,062          469,922          407,636
Electricity, water and gas                              575,657          666,793          388,242          215,150          191,494
Construction                                          4,033,694        3,357,268        1,957,181        1,709,406        1,269,022
Retail business                                       2,444,271        2,210,665        1,067,071          800,024          769,091
Wholesale business                                    2,865,742        3,296,784        1,913,177        1,566,100        1,213,751
Restaurants and hotels                                  701,749          575,041          255,660          183,888          158,860
Transport and communications                          1,295,914        1,234,724          571,551          246,546          230,436
Services                                              8,399,966        7,109,648        3,372,166        3,050,372        2,305,032
Consumer credit                                       3,320,360        3,631,885        2,533,213        1,766,277        1,361,479
Mortgage                                              9,406,531        9,148,149        5,863,135        4,583,111        3,186,397
Other domestic activities                             1,416,530        1,550,340        1,360,639          723,310          358,652
Other international activities (1)                    3,692,821        3,405,862        1,904,523        1,304,831          735,028
                                                    -----------      -----------      -----------      -----------      -----------
                                                     43,434,423       41,496,849       23,942,384       18,395,605       13,656,815
                                                    -----------      -----------      -----------      -----------      -----------
Less:
    Specific provision for loan losses                 (537,413)        (424,923)        (206,553)        (223,985)        (258,337)
    General provision for loan losses                  (455,109)        (474,985)        (235,254)        (205,211)        (124,834)
                                                    -----------      -----------      -----------      -----------      -----------
                                                       (992,522)        (899,908)        (441,807)        (429,196)        (383,171)
                                                    ===========      ===========      ===========      ===========      ===========
                                                     42,441,901       40,596,941       23,500,577       17,966,409       13,273,644
                                                    ===========      ===========      ===========      ===========      ===========

------------------

(1) Includes credits granted by the Offshore Branches and loans to finance imports and exports.

Loans had a slight increase through 2001, after the sharp growth during 2000. At the end of 2001, loans (net of provisions) stood at 42,441,901 thousands of euros, compared to 40,596,941 thousands of euros on December 31, 2000 (+4.5%), and to 23,500,577 thousands of euros at the end of 1999.

Loans and advances were influenced by the mortgage loan and consumer credit securitization operations undertaken during the year, while they also reflected the efforts directed at concentrating on the better risks and reducing some of the exposures resulting from the consolidation of the loan portfolios of the institutions acquired during 2000.

Secured loans (asset-backed loans and personal guaranteed loans) still represent the main proportion of total loans before provisions. This large proportion was mainly the result of the size of the mortgage loan portfolio (which represented 21.7% of the loan portfolio, before provisions).

To keep the loan portfolio quality there were an effort to concentrate on lower risk customers and the continuous improvement of the mechanisms of loan analysis, granting, monitoring and recovery.

The maturities of loan categories as of December 31, 2001, by type of loans and by sector, are summarized as follows:


                                                        Past due         Up to 1          1 to 5           Over 5
                                                         loans(1)         year             years            years            Total
                                                        --------        ---------        ---------        ---------        ---------
                                                                                  (in thousands of euros)
Portuguese public sector                                      --          275,145            1,843           32,307          309,295
Asset-backed loans                                       243,728        3,548,704        3,472,969        9,516,256       16,781,657
Personal guaranteed loans                                219,387        8,986,054        1,599,598        1,802,289       12,607,328
Unsecured loans                                          176,454        5,063,622          419,934          156,354        5,816,364
Foreign loans                                             49,346        3,707,896          947,305           56,013        4,760,560
Credit resulting from factoring operations                 5,955          794,622               --               --          800,577
Finance leases                                            31,967          141,267        1,162,432        1,022,976        2,358,642
                                                          ------          -------        ---------        ---------        ---------
                                                         726,837       22,517,310        7,604,081       12,586,195       43,434,423
                                                         =======       ==========        =========       ==========       ==========

(1) As used in this table past due loans are as defined by the Bank of Portugal and include only that portion of principal and interest that is past-due more than 30 days. For an estimation of non accrual loans as calculated under the classifications required by the Securities and Exchange Commission, see "Item 4. Information on the Bank - E. Additional Specialized Industry Disclosures - Assets - Loan Portfolio - Non-performing loans".

                                                        Past due         Up to 1          1 to 5           Over 5
                                                         loans(1)         year             years            years            Total
                                                        --------        ---------        ---------        ---------        ---------
                                                                                  (in thousands of euros)
Agriculture                                               22,683          270,070           78,608           55,049          426,410
Mining                                                     3,535          107,301           55,633            8,050          174,519
Food, beverage and tobacco                                25,526          480,749           99,289           88,795          694,359
Textiles                                                  59,548          730,196          176,322           81,048        1,047,114
Wood and cork                                             21,789          292,955           48,479           36,832          400,055
Printing and publishing                                    7,784          176,964           61,983           41,879          288,610
Chemicals                                                  5,212          641,224          269,539          190,966        1,106,941
Engineering                                               70,249          709,745          203,628          159,558        1,143,180
Electricity, water and gas                                    28          163,160          248,595          163,874          575,657
Construction                                              51,727        2,628,559        1,086,165          267,243        4,033,694
Retail business                                           52,674        1,558,989          323,363          509,245        2,444,271
Wholesale business                                       102,419        2,165,006          276,822          321,495        2,865,742
Restaurants and hotels                                     8,578          369,026           89,890          234,255          701,749
Transport and communications                               9,949          700,488          254,764          330,713        1,295,914
Services                                                  55,049        5,605,429        1,964,859          774,629        8,399,966
Consumer credit                                          109,762        1,749,313        1,158,168          303,117        3,320,360
Mortgage                                                  81,808          216,978          499,013        8,608,732        9,406,531
Other domestic activities                                 21,423          946,430          171,190          277,487        1,416,530
Other international activities                            17,094        3,004,728          537,771          133,228        3,692,821
                                                          ------          -------        ---------        ---------        ---------
                                                         726,837       22,517,310        7,604,081       12,586,195       43,434,423
                                                         =======       ==========        =========       ==========       ==========

----------
(1) As used in this table past due loans are as defined by the Bank of Portugal and include only that portion of principal and interest that is past-due more than 30 days. For an estimation of non accrual loans as calculated under the classifications required by the Securities and Exchange Commission, see "Item 4. Information on the Bank - E. Additional Specialized Industry Disclosures - Assets - Loan Portfolio - Non-performing loans".

These loans are mainly represented by short-term discount of bills, current accounts, overdrafts and other loan facilities, which represent financing of corporate customers' treasury requirements. A significant proportion of these loans is repaid in cash at scheduled maturity dates. We may grant new loans prior or after the maturity date of existing loans in order to finance other financial requirements of our corporate customers, in compliance with the established limits of maximum exposure to any customer. The diversified base of corporate customers and different dates of extensions of credit and respective maturities considerably reduce our liquidity risks underlying the repayment of loans. Furthermore, as the loan portfolio strategy is a component of the asset-liability management, we do not anticipate that any decrease or increase in the proportion of loans paid at the agreed maturity date would have a material impact on our overall liquidity levels.

A sector analysis shows that mortgage loans constituted the largest share of the total loan portfolio before provisions, with a weight of 21.7% (9,406,531 thousands of euros on December 31, 2001; 9,148,149 thousands of euros at year-end 2000; 5,863,135 thousands of euros at year-end 1999).

Special importance is also given to the services sector - which accounted for 19.3% of total loans before provisions, compared to 17.1% at the end of 2000 and to 14.1% at the end of 1999 - and to commerce (retail and wholesale), which corresponded to 12.2% of the total loan portfolio before provisions at the end of 2001 (13.3% at the end of 2000 and 12.4% at the end of 1999).

This structure of the loan portfolio before provisions reveals our efforts to concentrate on sectors of greater potential and lesser risk, without prejudice to the maintenance of a well-diversified loan portfolio. At the same time, we kept those sectors that traditionally have greater structural difficulties to a minimum.

Loans due over one year but within 5 years and over 5 years as of December 31, 2001, distributed between fixed and floating rate, are analyzed by the main business sectors as follows:

                                         1 to 5 years           Over 5 years
                                      ------------------     -------------------
                                       Fixed    Floating      Fixed     Floating
                                       rate       rate         rate       rate
                                      -------   --------     -------    --------
                                               (in thousands of euros)

Agriculture                               198     78,410          --      55,049
Mining                                  1,020     54,613          --       8,050
Food, beverage and tobacco              2,349     96,940          26      88,769
Textiles                                   53    176,269          --      81,048
Wood and cork                              98     48,381          --      36,832
Printing and publishing                    34     61,949          --      41,879
Chemicals                                 736    268,803          --     190,966
Engineering                               402    203,226          --     159,558
Electricity, water and gas              2,244    246,351          --     163,874
Construction                            5,810  1,080,355       4,906     262,337
Retail business                         4,914    318,449         533     508,712
Wholesale business                      3,025    273,797         177     321,318
Restaurants and hotels                  1,292     88,598         200     234,055
Transport and communications           11,221    243,543         271     330,442
Services                               22,782  1,942,077       8,320     766,309
Consumer credit                       352,530    805,638      31,840     271,277
Mortgage                              183,703    315,310      88,609   8,520,123
Other domestic activities              45,387    125,803      33,715     243,772
Other international activities         28,676    509,095          81     133,147
                                      -------  ---------     -------   ---------
                                      666,474  6,937,607     168,678  12,417,517
                                      =======  =========     =======  ==========

The following table shows our exposure to developing economies (according to the classification of the World Bank) on December 31, 2001:

                                   On December 31, 2001
                                 --------------------------
                Country          Loan Amount     Secured
                                                 Amount
                                 ------------  ------------
                                 (in thousands of euros)

                China               335,523       115,500
                Mozambique          298,867        64,420
                Brazil              140,691        36,836
                Belize              113,762       113,762
                South Africa         94,489            --
                Argentina            36,010            --
                Venezuela            25,500        25,424
                Panama               24,283         1,353
                Thailand             20,686        20,486
                Angola               16,730            --
                South Korea          15,324        11,936
                Chile                 8,185            --
                Namibia               7,837            --
                Malaysia              7,263         7,263
                Mexico                6,090            --
                Cape Verde            3,938            --
                Other                 2,058           362
                                 ------------  ------------
                                  1,157,236       397,342
                                 ============  ============

At the end of December 2001 the loans to developing countries (according to the classification of the World Bank) amounted to 1,157,236 thousands of euros. About 34% of this amount (397,342 thousands of euros) was accounted as secured loans.

Specific and General Provision for Loan Losses

All principal payments on loans, which have become due and have not been paid for 30 days or more, must be placed on non-accrual status, with further interest thereon and other amounts being accounted for and included as income only when and as received. Bank of Portugal regulations applicable to Portuguese banks require that any payment of principal or interest on any loan which is 30 days or more overdue must be classified as past-due and must be provided for, at a minimum, as set forth in the following table:

Specific Provision

Period Overdue             Class          Unsecured          Secured(1)

                                     (as a % of overdue payments)

0 - 3 months               I              0%(2)              0%(2)

3 - 6 months               II             25%                10%

6 - 12 months              III            50%                25%

12 - 36 months             IV             100%               50%

More than 36 months(3)     V              100%               100%

(1) For Bank of Portugal purposes, secured loans are all credits either collaterized or personally guaranteed.

(2)   1% since June 30, 1995.

(3) After June 30, 1995, in the case of a loan secured by a building or an apartment/flat, the 100% provision is applicable only if the period overdue exceeds 4 years, unless the debtor lives in such building or apartment/flat, in which case the overdue period is extended to 5 years.

      In November 6, 2000, the period overdue from which a 100% provision is required was cut from 36 to 18 months in the case of claims that only have a personal guarantee, according to regulation 7/2000 of the Bank of Portugal.

Regulation 3/95 of the Bank of Portugal adopted on June 30, 1995 ("Aviso 3/95", hereinafter referred to as "Regulation 3/95") provides that, after such date, when the total amount of principal and interest overdue on a past-due loan is greater than 25% of the total outstanding balance of any such loan, the amount of the provision determined in the table above is to be increased by an additional provision determined by applying one-half of the average of the provision percentages applicable to the overdue payments on such loan to the amount of the then non-overdue outstanding balance of such loan. As used in this section overdue loans are as defined by the Bank of Portugal and include only that portion of principal and interest that is past-due more than 30 days. For an estimation of non accrual loans as calculated under the classifications required by the Securities and Exchange Commission, see "Item 4. Information on the Bank - E. Additional Specialized Industry Disclosures - Assets - Loan Portfolio - Non-performing loans".

Regulation 3/95 applies also to all loans of any customer, whether or not performing, if the overdue amounts of any such loan or loans exceed 25% of the total outstanding amount of such loan or loans. In addition, Regulation 3/95 provides that when there is more than one overdue installment on a single loan, the percentage provision applicable to all overdue payments on such loan is the percentage applicable to the oldest overdue installment.

In the case of restructured loans, unless additional securities or guarantees are obtained at the time such loan is restructured to cover the repayment of such restructured loan, or unless all overdue interest and expenses are paid in full, the percentage provision required to be made with respect to overdue payments on such loan in accordance with the table above relates to the date on which any payment of such loan first became overdue.

Furthermore, Regulation 3/95 also requires that, if management, for reasons relating to the financial condition of the borrower, has a reasonable doubt that a loan will be collected, such loan must be classified as non-accrual, even if the loan is not due, and must be provided for in accordance with the underlying risk. Stand-by letters of credit, guarantees and other similar commitments must be considered as doubtful if payment by the Bank is likely and recovery is uncertain.

In addition to the foregoing specific provisions, the Bank of Portugal requires the establishment of a general provision for loan losses. Before June 30, 1995, this general provision was fixed in an amount not less than 2% of total credit (including guarantees) net of non-performing loans. After June 30, 1995, by reason of Regulation 3/95, the general provision for loan losses has been reduced to an amount of 1% of total credit (including guarantees) net of non-performing loans, except for consumer credit, which the established amount is 1.5%, since the new Regulation 2/99 of the Bank of Portugal ("Aviso 2/99, hereinafter referred to as "Regulation 2/99") started to take effect.

Because the foregoing reduction in the general provision requirement from 2% to 1% would apply on a prospective basis, the existing 2% general provision could not be reduced with respect to loans outstanding on June 30, 1995, but could be used to absorb additional specific provisions that might be required by reason of the implementation of Regulation 3/95.

Besides strictly complying with regulatory provisions, the Bank has and will continue to apply its own criteria for provisioning based upon an economic analysis, which historically has been more conservative than Bank of Portugal rules.

We charged provisions for loan losses (in respect of customers and credit institutions) amounting to 308,701 thousands of euros in 2001, compared to 307,599 thousands of euros in 2000 and to 210,420 thousands of euros in 1999. Credit had increased from 41,496,849 thousands of euros to 43,434,423 thousands of euros between 2000 and 2001 (at the end of 1999 loans to customers before provisions amounted to 23,942,384 thousands). Past due loans totaled 726,837 thousands of euros at the end of 2001 and 558,992 at the end of 2000 (272,153 thousands of euros on December 31, 1999). As used in this section past due loans are as defined by the Bank of Portugal and include only that portion of principal and interest that is past-due more than 30 days. For an estimation of non accrual loans as calculated under the classifications required by the Securities and Exchange Commission, see "Item 4. Information on the Bank - E. Additional Specialized Industry Disclosures - Assets - Loan Portfolio - Non-performing loans".

General provisions fell from 474,985 thousands of euros in 2000 to 455,109 thousands of euros in 2001. This was caused by the slowdown in loans and advances, influenced by the securitization operations and by the efforts aimed at reducing some major exposures caused by the acquisitions during 2000.

Specific provisions, in turn, rose from 424,923 thousands of euros in 2000 to 537,413 thousands of euros in 2001, the efforts directed at keeping an adequate provisioning of credit risks being noteworthy.

The following table shows the analysis of our specific provisions for credit risk relating to loans to customers on December 31, 2001:

                                                                 Classes of overdue debt(1)
                                           -----------------------------------------------------------------------
                                                I            II          III         IV          V         Total
                                           ----------    --------     -------     -------     ------     -------
                                                                  (in thousands of euros)
Guaranteed overdue loans                       46,902      29,873      86,112     215,254     75,778     453,919
Specific provision                              3,085       6,469      22,601     153,947     44,943     231,045

Unsecured overdue loans                        53,046      37,413     108,433      53,040     20,986     272,918
Specific provision                              7,570      10,980      64,103      53,040     20,986     156,679

Total overdue loans                            99,948      67,286     194,545     268,294     96,764     726,837

Total specific provision
    for overdue loans                          10,655      17,449      86,704     206,987     65,929     387,724

Total specific provision
    for loans associated with overdue
    loans                                                                                                 69,436

Total specific provision
    for restructured loans                                                                                41,158

Total specific provision
    for country risk                                                                                      39,095

Total specific provision for loan losses                                                                 537,413

------------------

(1) As used in this table past due loans are as defined by the Bank of Portugal and include only that portion of principal and interest that is past-due more than 30 days. For an estimation of non accrual loans as calculated under the classifications required by the Securities and Exchange Commission, see "Item 4. Information on the Bank - E. Additional Specialized Industry Disclosures - Assets - Loan Portfolio - Non-performing loans".

The following table shows an analysis of the our specific and general provisions for loan losses (related to loans to customers) for each of the last five years:

                                                        On December 31,
                                       ----------------------------------------------------
                                         2001       2000       1999       1998       1997
                                       --------   --------   --------   --------   --------
                                                     (in thousands of euros)
Balance on January 1
    Specific provision                  424,923    206,553    223,985    258,338    283,876
    General provision                   474,985    235,254    205,211    124,833    113,407
                                       --------   --------   --------   --------   --------
                                        899,908    441,807    429,196    383,171    397,283
                                       --------   --------   --------   --------   --------

Transfers resulting from acquisitions
    Specific provision                       --    193,697         --         --         --
    General provision                        --    154,449       (304)        --     (1,960)
                                       --------   --------   --------   --------   --------
                                             --    348,146       (304)        --     (1,960)
                                       --------   --------   --------   --------   --------

Charge against "goodwill" for the
  acquisitions of 2000
    Specific provision                       --     83,426         --         --         --
    General provision                        --         --         --         --         --
                                       --------   --------   --------   --------   --------
                                             --     83,426         --         --         --
                                       --------   --------   --------   --------   --------

Charge for the year
    Specific provision                  318,572    193,968    169,026     94,796    111,846
    General provision                   (19,116)    85,991     29,689     83,080     14,854
                                       --------   --------   --------   --------   --------
                                        299,456    279,959    198,715    177,876    126,700
                                       --------   --------   --------   --------   --------

Loans charged off
    Specific provision                 (204,752)  (252,464)  (190,361)  (128,436)  (140,082)
    General provision                      (260)    (1,031)      (589)    (1,958)    (3,146)
                                       --------   --------   --------   --------   --------
                                       (205,012)  (253,495)  (190,950)  (130,394)  (143,228)
                                       --------   --------   --------   --------   --------

Exchange rate differences
    Specific provision                   (1,330)      (257)     3,903       (712)     2,697
    General provision                      (500)       322      1,247       (745)     1,679
                                       --------   --------   --------   --------   --------
                                         (1,830)        65      5,150     (1,457)     4,376
                                       --------   --------   --------   --------   --------

Balance on December 31
    Specific provision                  537,413    424,923    206,553    223,985    258,337
    General provision                   455,109    474,985    235,254    205,211    124,834
                                       --------   --------   --------   --------   --------
                                        992,522    899,908    441,807    429,196    383,171
                                       ========   ========   ========   ========   ========

We carry out the credit charge-off for credits which are fully provided in accordance with Bank of Portugal rules, even though these credits may not be totally irrecoverable on an economic basis. The amount of credits recovered, but which had been previously written-off, is credited to income in the year in which the recovery is made.

The specific provision for credit risk is analyzed as follows:

                                                                On December 31,
                                           ----------------------------------------------------
                                               2001       2000       1999       1998       1997
                                             ------     ------     ------     ------     ------
                                                           (in thousands of euros)
Specific provision for past due loans,
    related non past due loans and
    country risk
    Balance on January 1                    394,825    182,018    161,419    188,939    232,205
    Transfers resulting from acquisitions        --    193,450         --         --        234
    Charge against "goodwill" for the
         acquisitions of 2000                    --     83,426         --         --         --
    Charge for the year                     307,512    188,652    168,068    101,636     93,883
    Loans charged-off                      (204,752)  (252,464)  (151,372)  (128,436)  (140,081)
    Exchange rate differences                (1,330)      (257)     3,903       (720)     2,698
                                             ------     ------     ------     ------     ------
    Balance on December 31                  496,255    394,825    182,018    161,419    188,939
                                             ------     ------     ------     ------     ------

Specific provision for restructured loans
    Balance on January 1                     30,098     24,535     62,566     69,398     51,671
    Transfers resulting from acquisitions        --        247         --         --       (236)
    Charge for the year                      11,060      5,316        958     (6,840)    17,963
    Loans charged-off                            --         --    (38,989)        --         --
    Exchange rate differences                    --         --         --          8         --
                                             ------     ------     ------     ------     ------
    Balance on December 31                   41,158     30,098     24,535     62,566     69,398
                                             ------     ------     ------     ------     ------
Total provision for non performing loans    537,413    424,923    206,553    223,985    258,337
                                            =======    =======    =======    =======    =======

The general provision related to guarantees is recorded as a liability. The analysis of our provision related to guarantees is shown as follows:

                                                                On December 31,
                                           ----------------------------------------------------
                                               2001       2000       1999       1998       1997
                                             ------     ------     ------     ------     ------
                                                           (in thousands of euros)
Balance on January 1                         65,895     42,106     28,687     21,643     20,391
Transfers resulting from acquisitions            --     17,448       (459)        --         --
Charge for the year                           4,696      6,261     13,696      9,750      1,112
Loans charged-off                                --        (10)        --     (2,609)        --
Exchange rate differences                        24         90        182        (97)       140
                                             ------     ------     ------     ------     ------
Balance on December 31                       70,615     65,895     42,106     28,687     21,643
                                            =======    =======    =======    =======    =======

The following table shows our provisions for loan losses by sector and by type of loans as on December 31, 2001:

                                                                                             % of Loans in
                                                                                     %        Each Sector
                                     Specific       General        Total          of Total         to
                                     Provision     Provision     Provision       Provision    Total Loans
                                     ---------     ---------     ---------       ---------    -----------
                                                   (in thousands of euros, except percentages)
Agriculture                            16,483         4,302        20,785            2.1%         1.0%
Mining                                  2,535         1,822         4,357            0.4%         0.4%
Food, beverage and tobacco             23,958         7,127        31,085            3.1%         1.6%
Textiles                               44,141        10,524        54,665            5.5%         2.4%
Wood and cork                          17,913         4,031        21,944            2.2%         0.9%
Printing and publishing                 5,493         2,993         8,486            0.9%         0.7%
Chemicals                               5,458        11,740        17,198            1.7%         2.5%
Engineering                            48,933        11,434        60,367            6.1%         2.6%
Electricity, water and gas                582         6,134         6,716            0.7%         1.3%
Construction                           31,988        42,433        74,421            7.5%         9.3%
Retail business                        31,346        25,486        56,832            5.7%         5.6%
Wholesale business                     49,252        29,447        78,699            7.9%         6.6%
Restaurants and hotels                  5,600         7,387        12,987            1.3%         1.6%
Transport and communications            7,250        13,704        20,954            2.1%         3.0%
Services                               91,759        88,927       180,686           18.2%        19.3%
Consumer credit                        68,742        34,213       102,955           10.4%         7.6%
Mortgage                               45,704        99,368       145,072           14.7%        21.8%
Other domestic activities              22,693        14,867        37,560            3.8%         3.3%
Other international activities         17,583        39,170        56,753            5.7%         8.5%
                                      -------       -------       -------          -----        -----
                                      537,413       455,109       992,522          100.0%       100.0%
                                      =======       =======       =======          =====        =====

Portuguese public sector                   --         3,296         3,296            0.3%         0.7%
Asset-backed loans                    149,202       176,235       325,437           32.8%        38.6%
Personal guaranteed loans             151,893       132,011       283,904           28.6%        29.0%
Unsecured loans                       139,970        60,101       200,071           20.2%        13.4%
Foreign loans                          74,399        50,204       124,603           12.5%        11.1%
Credit resulting from factoring
operations                              1,987         8,468        10,455            1.1%         1.8%
Finance leases                         19,962        24,794        44,756            4.5%         5.4%
                                      -------       -------       -------          -----        -----
                                      537,413       455,109       992,522          100.0%       100.0%
                                      =======       =======       =======          =====        =====

The specific provision by type of loans is analyzed as follows:

                                                             On December 31,
                                          -------------------------------------------------------
                                           2001        2000        1999        1998        1997
                                           ----        ----        ----        ----        ----
                                                         (in thousands of euros)
Portuguese public sector                       --       7,096          --          --          --
Asset-backed loans                        149,202     128,065      59,360      72,326      87,624
Personal guaranteed loans                 151,893     120,932      44,726      76,171     105,705
Unsecured loans                           139,970     139,626      85,579      62,031      42,572
Foreign loans                              74,399      13,065       9,103       4,150       8,220
Credit resulting from factoring
operations                                  1,987       2,014         658         663         125
Finance leases                             19,962      14,125       7,127       8,644      14,091
                                          -------     -------     -------     -------     -------
                                          537,413     424,923     206,553     223,985     258,337
                                          =======     =======     =======     =======     =======


The general provision by type of loans is analyzed as follows:

                                                             On December 31,
                                          -------------------------------------------------------
                                           2001        2000        1999        1998        1997
                                           ----        ----        ----        ----        ----
                                                         (in thousands of euros)
Portuguese public sector                    3,296       2,579         674       1,027         748
Asset-backed loans                        176,235     137,105      90,527      76,541      45,495
Personal guaranteed loans                 132,011     143,399      54,080      46,997      26,172
Unsecured loans                            60,101     103,664      46,343      41,864      26,451
Foreign loans                              50,204      55,721      24,745      20,521      13,632
Credit resulting from factoring
operations                                  8,468       5,984       3,711       4,923       3,467
Finance leases                             24,794      26,533      15,174      13,338       8,869
                                          -------     -------     -------     -------     -------
                                          455,109     474,985     235,254     205,211     124,834
                                          =======     =======     =======     =======     =======

The following table provides an analysis of the loans charged-off during the year by sector:

                                                             On December 31,
                                          -------------------------------------------------------
                                           2001        2000        1999        1998        1997
                                           ----        ----        ----        ----        ----
                                                         (in thousands of euros)
Agriculture                                 4,985       2,177       2,572       2,314       3,736
Mining                                      2,066       2,630         670         494         773
Food, beverage and tobacco                  4,360       4,474      13,688       1,955       3,931
Textiles                                   33,802      28,358       7,519       7,185       9,786
Wood and cork                               7,358      12,484       4,906       1,570       5,182
Printing and publishing                     3,604       3,164         676       2,125       2,534
Chemicals                                     831       1,688       2,759       1,380       1,606
Engineering                                 9,058       7,937       8,273      13,231       9,597
Electricity, water and gas                     --           3          --          11         798
Construction                               15,642      17,028      53,151      12,096      15,707
Retail business                            16,550      18,216       7,572       9,247      10,235
Wholesale business                         31,524      44,263      16,463      22,913      35,534
Restaurants and hotels                      3,899       4,964       1,944       1,726       2,309
Transport and communications                4,231       3,804       2,208       4,954       4,639
Services                                   12,060      20,356      17,573       8,587      11,288
Consumer credit                            39,910      64,915      47,456      30,245      20,740
Mortgage                                      992       1,949       2,787       8,444       1,182
Other domestic activities                   9,507      11,669         733       1,772       3,237
Other international activities              4,633       3,416          --         145         414
                                          -------     -------     -------     -------     -------
                                          205,012     253,495     190,950     130,394     143,228
                                          =======     =======     =======     =======     =======

Total loans charged-off amounted to 205,012 thousands of euros at the ( end of 2001, compared to 253,495 thousands of euros at the end of 2000 and to 190,950 thousands of euros on December 31, 1999.

Charge-offs by type of loans are as follows:

                                                             On December 31,
                                          -------------------------------------------------------
                                           2001        2000        1999        1998        1997
                                           ----        ----        ----        ----        ----
                                                         (in thousands of euros)
Portuguese public sector                       --          --          --          --           -
Asset-backed loans                          9,753      26,753      40,790      38,906      13,060
Personal guaranteed loans                  18,930      64,010      51,322      46,237      62,287
Unsecured loans                           165,813     150,616      77,184      35,636      53,854
Foreign loans                               4,373       3,595       8,907       3,390          76
Credit resulting from factoring
operations                                    170           6       7,744         207         546
Finance leases                              5,973       8,515       5,003       6,018      13,405
                                          -------     -------     -------     -------     -------
                                          205,012     253,495     190,950     130,394     143,228
                                          =======     =======     =======     =======     =======

Non-performing Loans

In accordance with the requirements of the Bank of Portugal, past due loans include only that portion of principal or interest on loans which has become due and has not been paid within 30 days. Such past due loan amounts are accounted for on a non-accrual basis, with interest thereon and other amounts due thereon accounted for as and when received.

The evolution of past due loans in accordance with Bank of Portugal requirements over the last five years is as follows:

                                                             On December 31,
                                          -------------------------------------------------------
                                           2001        2000        1999        1998        1997
                                           ----        ----        ----        ----        ----
                                                         (in thousands of euros)
Portuguese public sector                       --          --          --          --          --
Past due loans (1):
    Less than 90 days overdue
       Domestic                            77,890     105,101      32,397      23,648      35,574
       International                       22,058         366         570       3,147         938
                                          -------     -------     -------     -------     -------
                                           99,948     105,467      32,967      26,795      36,512
                                          -------     -------     -------     -------     -------
    More than 90 days overdue
       Domestic                           549,002     415,873     216,039     255,385     305,713
       International                       77,887      37,582      23,147      14,320       6,455
                                          -------     -------     -------     -------     -------
                                          626,889     453,455     239,186     269,705     312,168
                                          -------     -------     -------     -------     -------
                                          726,837     558,922     272,153     296,500     348,680
                                          =======     =======     =======     =======     =======

----------

(1) As used in this table past due loans are as defined by the Bank of Portugal and include only that portion of principal and interest that is past-due more than 30 days. For an estimation of non accrual loans as calculated under the classifications required by the Securities and Exchange Commission, see "Item 4. Information on the Bank - E. Additional Specialized Industry Disclosures - Assets - Loan Portfolio - Non-performing loans".

At the end of 2001 past due loans amounted to 726,837 thousands of euros (558,922 thousands of euros at the end of 2000 and 272,153 thousands of euros at the end of 1999). This implied a ratio of past due loans to total loans before provisions of 1.7% (1.3% on December 31, 2000 and 1.1% on December 31, 1999). As used in this section past due loans are as defined by the Bank of Portugal and include only that portion of principal and interest that is past-due more than 30 days. For an estimation of non accrual loans as calculated under the classifications required by the Securities and Exchange Commission, see "Item 4. Information on the Bank - E. Additional Specialized Industry Disclosures - Assets - Loan Portfolio - Non-performing loans".

The evolution of this ratio reflects the consolidation of the new companies acquired during 2000 and the present context of slowing economy.

Interest income in respect of non-performing loans, which would have been received in 2001 if the loans had been current under original terms, amounted to 57,193 thousands of euros (45,854 thousands of euros in 2000 and 21,074 thousands of euros in 1999). Interest on non-performing loans, which was included in net income, increased from 21,304 thousands of euros at the end of 2000 to 27,070 thousands of euros at the end of 2001 (and stood at 11,851 thousands of euros on December 31, 1999).

Our policies require account managers to monitor non-accruing and non-performing loans on a regular basis. In addition, it is their responsibility to contact clients regularly for collection purposes (at least on a monthly basis), even when such loans have been referred to the legal department or to the credit-risk management unit for collection.

The Bank of Portugal requirements as described above do not include as non-accrual loans the remaining principal balance of non-performing loans not yet due and the restructured loans, as would be required under the classification of non-accrual loans by the Securities and Exchange

Commission. However, the Group has estimated, as set forth below, the principal amount of loans which would have been so reported had the Commission's classification been employed.

                                                                                  On December 31,
                                                         -------------------------------------------------------------------
                                                            2001           2000           1999           1998           1997
                                                         -------        -------        -------        -------        -------
                                                                                (in thousands of euros)
Non-accrual loans more than 90 days overdue 1            626,889        453,455        239,186        269,705        312,168
Restructured loans                                       311,575        340,402        202,484        237,289        243,932
Remaining principal on loans contractually past
   due 90 days or more 2                                 274,166        286,964         88,175         65,170         74,765
                                                         -------        -------        -------        -------        -------
Total non-performing loans past due more than 90
days                                                   1,212,630      1,080,821        529,845        572,164        630,865
                                                         =======        =======        =======        =======        =======
Total non-performing loans past due more than 90
   days as a percentage of total loans                      2.79%          2.60%          2.21%          3.11%          4.62%
Total provisions as a percentage of non-performing
   loans past due more than 90 days                        81.85%         83.26%         83.38%         75.01%         60.74%

---------------

(1) As used in this table past due loans are as defined by the Bank of Portugal and include only that portion of principal and interest that is past-due more than 30 days. For an estimation of non accrual loans as calculated under the classifications required by the Securities and Exchange Commission, see "Item 4. Information on the Bank - E. Additional Specialized Industry Disclosures - Assets - Loan Portfolio - Non-performing loans".

(2)   Excludes mortgage loans fully collaterized by real-estate.


The amount of remaining principal related to mortgage loans more than 90 days overdue fully collaterized by real estate on December 31, 2001, amounted to 459,501 thousands of euros (299,174 thousands of euros at year-end 2000 and 181,947 thousands of euros at year-end 1999).

While the classification of non-performing loans for purposes of establishing the Bank's specific provisions must conform to Bank of Portugal's requirements, our policy based on an economic review of the exposure regarding provisions, has historically exceeded the minimum Bank of Portugal requirements. Periodic examination of the loan portfolio may indicate to management that customer loans should be provided for to a degree more appropriate under the circumstances.

The following table reflects the remaining principal on past due loans more than 90 days overdue, by main business sectors. As used in this table past due loans are as defined by the Bank of Portugal and include only that portion of principal and interest that is past-due more than 30 days. For an estimation of non accrual loans as calculated under the classifications required by the Securities and Exchange Commission, see "Item 4. Information on the Bank - E. Additional Specialized Industry Disclosures - Assets - Loan Portfolio - Non-performing loans".

                                                             On December 31,
                                       ------------------------------------------------------------
                                        2001          2000         1999         1998         1997
                                        ----          ----         ----         ----         ----
                                                           (in thousands of euros)
Agriculture                            7,264         2,338          282        3,090        1,272
Mining                                 3,268         2,310          166          114        1,287
Food, beverage and tobacco            15,002         3,845        4,919       11,194        2,649
Textiles                              28,149        24,294       15,647        6,495        4,389
Wood and cork                          8,051        11,216        3,656        4,165          219
Printing and publishing                2,467         3,849        1,601          331        1,082
Chemicals                              8,946         5,173           52          393          698
Engineering                           17,303        11,718        5,909        4,929        3,846
Electricity, water and gas                --             3           --           90           --
Construction                          28,107        28,682        9,210        6,671       12,834
Retail business                       17,081        28,683        7,472        4,312        4,754
Wholesale business                    40,491        21,713        6,612        5,778        6,425
Restaurants and hotels                 7,376         8,999        1,369        1,136        1,127
Transport and communications           9,400         6,967        1,798        2,191        8,455
Services                              33,444        48,251        7,621        4,176       10,854
Consumer credit                       36,655        53,221       17,880        7,412        7,791
Mortgage                               2,622            --           41           --           --
Other domestic activities              8,540        25,702        3,832        2,693        7,083
Other international activities            --            --          108           --           --
                                      ------       -------       ------        -----        -----
                                     274,166       286,964       88,175       65,170       74,765
                                     =======       =======       ======       ======       ======

The following table shows the remaining principal on past due loans more than 90 days overdue, by type of loan. As used in this table past due loans are as defined by the Bank of Portugal and include only that portion of principal and interest that is past-due more than 30 days. For an estimation of non accrual loans as calculated under the classifications required by the Securities and Exchange Commission, see "Item 4. Information on the Bank - E. Additional Specialized Industry Disclosures - Assets - Loan Portfolio - Non-performing loans".

                                                             On December 31,
                                       ------------------------------------------------------------
                                        2001          2000         1999         1998         1997
                                        ----          ----         ----         ----         ----
                                                           (in thousands of euros)
Portuguese public sector                   --            --           --           --           --
Asset-backed loans                     79,115        76,723       14,942       10,523       10,629
Personal guaranteed loans              88,035        41,174       14,165       16,746        7,462
Unsecured loans                        55,600        85,446       36,210       22,792       28,367
Foreign loans                              --           293        2,596           --        7,038
Credit resulting from factoring
operations                              9,131        13,370           --           --           --
Finance leases                         42,285        69,958       20,262       15,109       21,269
                                       ------       -------       ------       ------       ------
                                      274,166       286,964       88,175       65,170       74,765
                                      =======       =======       ======       ======       ======

The following table sets out information relating to recoveries of loans and interests charged-off by main business sectors over the last five years:

                                                             On December 31,
                                       --------------------------------------------------------
                                       2001         2000         1999         1998         1997
                                       ----         ----         ----         ----         ----
                                                           (in thousands of euros)
Agriculture                           1,021        1,025          842          963          235
Mining                                  248          116          104          333          225
Food, beverage and tobacco            1,141        4,242        3,521          905        1,328
Textiles                              5,200        6,889        2,940        1,870        4,837
Wood and cork                           907        1,119        2,706        4,825          687
Printing and publishing                 729        2,197        1,933          178          390
Chemicals                               696        2,801          493          576          723
Engineering                           8,103        3,976        2,833        1,163        1,764
Electricity, water and gas               --           --           10            3           --
Construction                         11,630        6,784        5,120        6,865        4,590
Retail business                       5,981        3,256        1,654        1,072        1,390
Wholesale business                   13,628        9,675        5,443       10,105        4,868
Restaurants and hotels                  800        2,524        1,014          699        1,375
Transport and communications            838        1,826          607        2,153          575
Services                              6,930        4,760        2,532          897        5,452
Consumer credit                      18,834       12,159        5,460        3,935        3,483
Mortgage                                 13          776          393          895           --
Other domestic activities             1,706        4,096        1,067          889        1,359
Other international activities        1,208           47           --           81          328
                                     ------       ------       ------       ------       ------
                                     79,613       68,268       38,672       38,407       33,609
                                     ======       ======       ======       ======       ======

The following table shows recoveries of loans and interests charged-off by type of loans over the last five years:

                                                             On December 31,
                                       --------------------------------------------------------
                                       2001         2000         1999         1998         1997
                                       ----         ----         ----         ----         ----
                                                           (in thousands of euros)
Portuguese public sector                  --          103           --           --           --
Asset-backed loans                     7,605       13,110        4,500       10,089        6,596
Personal guaranteed loans             11,279       12,623       10,730       14,022        8,924
Unsecured loans                       53,536       37,700       16,838        8,133        9,540
Foreign loans                          1,208           47           44        1,915        2,826
Credit resulting from factoring
operations                                74          164          435           10          220
Finance leases                         5,911        4,521        6,125        4,238        5,503
                                      ------       ------       ------       ------       ------
                                      79,613       68,268       38,672       38,407       33,609
                                      ======       ======       ======       ======       ======

Restructured loans

The following tables present information relating to impairment of loans as required by FASB 114 with an analysis of such loans by the main business sectors and by category.

The following table presents information relating to restructured loans by the main business sectors, over the last five years:

                                                               On December 31,
                                       ----------------------------------------------------------
                                       2001          2000          1999          1998          1997
                                     -------       -------       -------       -------       -------
                                                           (in thousands of euros)
Agriculture                            4,192         8,117         6,978         3,629         7,811
Mining                                 4,065         7,343         5,574           868           491
Food, beverage and tobacco            14,936        26,273        34,064        32,399        37,603
Textiles                              60,574        62,251        48,129        43,253        50,929
Wood and cork                         45,574        25,682         8,825         4,719         6,197
Printing and publishing                4,882        17,922         3,083         2,235         3,074
Chemicals                              4,855         9,246         3,482         3,289         8,223
Engineering                           32,564        32,237        18,911        22,445        17,290
Electricity, water and gas                --         5,537            --            --            --
Construction                          30,506        12,352        11,688        47,553        53,813
Retail business                       15,902        10,926         8,151        13,077         4,472
Wholesale business                    30,263        17,228        10,155        12,072        21,310
Restaurants and hotels                 6,070         6,292         1,354         7,333         8,160
Transport and communications           1,034         2,067            93           915         2,161
Services                              29,134        36,277        17,714        22,947        17,779
Consumer credit                       12,136        30,809         9,430         5,514         3,092
Other domestic activities             14,888        26,430        14,853        15,041         1,528
Other international activities            --         3,413            --            --            --
                                     -------       -------       -------       -------       -------
                                     311,575       340,402       202,484       237,289       243,933
                                     =======       =======       =======       =======       =======

The following table shows information relating to provisions for restructured loans by main business sectors, over the last five years:

                                                           On December 31,
                                   ----------------------------------------------------------
                                     2001         2000         1999         1998         1997
                                   ------       ------       ------       ------       ------
Agriculture                            88          155           --        1,281        1,491
Mining                              1,020          906          824           24           --
Food, beverage and tobacco            456          207          495       14,545       16,006
Textiles                            8,134       12,658        8,945       10,438       14,600
Wood and cork                       2,605        4,191          676        2,576        2,709
Printing and publishing               639        1,661        1,337          982        1,382
Chemicals                           1,344           --           12            9          514
Engineering                        11,966        4,842        2,102        1,202        1,726
Construction                        1,851        1,922        2,504       27,055       21,972
Retail business                       309          130          521          219          224
Wholesale business                  2,081          911          966          301        2,414
Restaurants and hotels                 64          149           --           --          100
Transport and communications          282          271           --          231        1,312
Services                            1,253           38        4,910        3,688        4,280
Consumer credit                     1,233        1,600        1,233           --          339
Other domestic activities           7,833          457           10           15          329
                                   ------       ------       ------       ------       ------
                                   41,158       30,098       24,535       62,566       69,398
                                   ======       ======       ======       ======       ======

All restructured loans have been formally negotiated with the borrowers, in terms of reinforcing collateral, deferring the maturity dates and adjusting interest rates.

The following table presents information relating to restructured loans by category, for the last five years:

                                                             On December 31,
                                       ------------------------------------------------------------
                                        2001          2000          1999          1998          1997
                                      -------       -------       -------       -------       -------
                                                            (in thousands of euros)
Portuguese public sector                   --            --        12,929            --            --
Asset-backed loans                    122,354        65,918        60,381       128,331        69,228
Personal guaranteed loans             125,411       105,853        52,630        79,738       125,383
Unsecured loans                        60,334       167,355        75,394        28,462        47,446
Foreign loans                           2,754            --            --            --            --
Credit resulting from factoring
operations                                 --            --           186           429            --
Finance leases                            722         1,276           964           329         1,876
                                      -------       -------       -------       -------       -------
                                      311,575       340,402       202,484       237,289       243,933
                                      =======       =======       =======       =======       =======

The following table sets forth information relating to provisions for restructured loans by category, for the last five years:

                                                             On December 31,
                                       ------------------------------------------------------------
                                       2001         2000         1999         1998         1997
                                      ------       ------       ------       ------       ------
                                                         (in thousands of euros)

Asset-backed loans                     7,180        7,469       12,330       14,967        7,333
Personal guaranteed loans             21,404        4,719        6,235       28,945       43,470
Unsecured loans                       11,852       17,039        4,993       18,325       17,403
Credit resulting from factoring
operations                               722          871           13           --           --
Finance leases                            --           --          964          329        1,192
                                      ------       ------       ------       ------       ------
                                      41,158       30,098       24,535       62,566       69,398
                                      ======       ======       ======       ======       ======

Our interest income relating to restructured loans for the year ending December 31, 2001 amounted to 7,981 thousands of euros (9,747 thousands of euros in 2000 and 5,187 thousands of euros in 1999).

Liabilities

The following table analyzes the level of total customers' funds, comprised of amounts due to customers, certificates of deposit (which are accounted for under debt securities - see note 12 of Notes to Consolidated Financial Statements), securities, assets under management and capitalization insurance (both entered as off-balance sheet items), for the years indicated:

                                                                        On December 31,
                                                        --------------------------------------------
                                                           2001             2000             1999
                                                        ----------       ----------       ----------
Number of branch locations                                   1,144            1,456              924
Number of accounts                                       4,326,580        4,096,326        2,618,875
Total customers' funds (thousands of euros)
    Due to customers                                    29,441,050       28,920,221       15,538,052
    Certificates of deposit                                  9,801            8,809              711
    Securities                                           4,282,123        3,101,219          808,262
    Assets under management                              9,600,657       19,862,093       14,115,407
    Capitalization insurance                             5,734,536        4,750,123        2,920,881
                                                        ----------       ----------       ----------
                                                        49,068,167       56,642,465       33,383,313
                                                        ==========       ==========       ==========

Customers' funds per account (thousands of euros)            11.34            13.83            12.75
Customers' funds per branch (thousands of  euros)           42,892           38,903           36,129

Our strategy towards attracting funds has been based on enlarging and diversifying customers' funds, both through expansion of our branch network and through the provision of specific and innovative products specifically designed for each market segment. We have adopted rigorous criteria for the maintenance of customers' accounts in terms of target returns and minimum average balances, concentrating on profitability.

During 2001 deposits with the Portuguese banking system continued to slow, consistent with the economic situation and with interest rates. This led to increased recourse to the issue of securities and subordinated debt as a means of financing the banks' activities.

Our total customers' funds amounted to 49,068,167 thousands of euros at the end of 2001, compared to 56,642,465 thousands of euros at the end of 2000 and to 33,383,313 thousands of euros at the end of 1999. The decrease from the end of 2000 to December 31, 2001 was attributable to the transfer of assets under management to F&C at the beginning of 2001, following the strengthening of our partnership with Eureko. After adjusting for this impact, total customers' funds would have increased 3.1% to 49,068,167 thousands of euros at the end of 2001 from 47,609,987 thousands of euros on December 31, 2000 (26,080,181 thousands of euros at year-end 1999), notwithstanding the increase of our share capital and the provision of third-party savings products by BCP, that had a decreasing impact in total customers' funds. The increase of total customers' funds from December 31, 1999 to the end of 2000 was influenced by the acquisitions of banking subsidiaries that occurred during 2000.

Amounts due to customers and certificates of deposit performed well, despite the climate of very low interest rates. This aggregate rose 1.8% to 29,450,851 thousands of euros on December 31, 2001 from 28,929,030 thousands of euros as on December 31, 2000 (15,538,763 thousands of euros at the end of 1999) driven by the effectiveness of the commercial networks in placing savings products and by the growth in salary-payment accounts, reflecting increased customer loyalty. Certificates of deposit differ from time deposits since they are registered securities and, as such, can be freely traded or transmitted by endorsement.

The effects of the poor performance of the equity markets meant that those investment funds with a greater percentage of investment in equities became less attractive, which, together with the impact of the amounts transferred to F&C in January 2001 following the strengthening of our partnership with Eureko, led assets under management to decrease to 9,600,657 thousands of euros at the end of 2001 from 10,829,615 thousands of euros at year-end 2000 (6,812,273 thousands of euros at the end of 1999). Excluding the business transferred to F&C, assets under management fell by 11.3% to 9,600,657 thousands of euros at the end of 2001 from 10,829,615 at the end of 2000 (6,812,273 thousands of euros at the end of 1999).

Our focus on bond loans directed at the retail segment and on structured products caused a growth of securities, up 38.1% to 4,282,123 thousands of euros at the end of 2001 from 3,101,219 thousands of euros at the end of 2000 (808,262 thousands of euros at year-end 1999). As far as capitalization insurance is concerned, the effectiveness of our distribution networks in placing unit-linked products led to a 20.7% increase to 5,734,536 thousands of euros on December 31, 2001 from 4,750,123 thousands of euros on December 31, 2000 (2,920,881 thousands of euros at the end of 1999).

The most important component of our deposits has been domestic, both for time and demand deposits. The share of deposits from non-residents results from the international activities of our offshore branches. On December 31, 2001, offshore deposits represented 1.6% of total customers' funds, compared to 2.0% at the end of 2000 (4.5% on December 31, 1999).

On December 31, 2001, the maturities of customers' funds accounted for on the balance sheet were as follows :

                                                                            Securities
                                                                            and other
                                          Repayable on     With agreed    assets under   Certificates
                             Total          demand        maturity date  rep. agreement  of deposit
                        -----------------------------------------------------------------------------
                                                 (in thousands of euros)
Up to 3 months            24,184,611       12,713,301       10,829,298       638,346       3,666
3 to 6 months              3,262,920               --        3,155,341       103,857       3,722
6 to 12 months             1,701,233               --        1,698,790           905       1,538
More than 12 months          302,087               --          301,150            62         875
                          ----------       ----------       ----------       -------       -----
                          29,450,851       12,713,301       15,984,579       743,170       9,801
                          ==========       ==========       ==========       =======       =====

On December 31, 2001, the maturities of the amounts due to banks were as follows:


                                                 Repayable         With agreed
                                 Total           on demand        maturity date
                               ----------        ----------       -------------
                                            (in thousands of euros)

Up to 3 months                  7,273,684           403,676         6,870,008
3 to 6 months                   2,007,446                --         2,007,446
6 to 12 months                  2,359,835                --         2,359,835
More than 12 months             1,528,230                --         1,528,230
                               ----------        ----------        ----------
                               13,169,195           403,676        12,765,519
                               ==========        ==========        ==========

Short-Term Borrowings

Information on the Group's short-term borrowings is summarized below:

                                                                  On December 31,
                                            --------------------------------------------------------------
                                                  2001                   2000                   1999
                                            ----------------       ----------------       ----------------
                                                      (in thousands of euros, except yields)
DUE TO BANKS
Repayable on demand
    Maximum value at any month end             492,887 (Nov)          805,821 (Apr)          688,103 (May)
    December value                             403,676                488,517                 92,551
    Average value                              493,789                398,363                494,476
    Interest                                     8,394                 12,126                  4,132
    Yield (Weighted average rate)                 1.70 %                 3.04 %                 0.84 %
With agreed maturity date

    Maximum value at any month end          17,265,428 (Mar)       16,024,210 (Dec)       10,969,372 (Dec)
    December value                          12,765,519             16,024,210             10,969,372
    Average value                           15,809,443             14,357,887              9,571,488
    Interest                                   788,891                687,408                386,926
    Yield (Weighted average rate)                 4.99 %                 4.79 %                 4.04 %

DEBT SECURITIES (1)
    Maximum value at any month end          11,042,848 (Sep)        9,133,901 (Oct)        3,348,929 (Dec)
    December value                          10,718,889              8,421,991              3,348,929
    Average value                            9,968,695              7,132,675              2,223,227
    Interest                                   452,579                365,020                 78,084
    Yield (Weighted average rate)                 4.54 %                 5.12 %                 3.51 %


------------------------------

(1) For additional information see note 12 of the notes to the consolidated financial statements.

ITEM  5. Operating and Financial Review and Prospects

A.    Operating Results

The Portuguese Economy

In Portugal, the intensification of the economic activity slowdown in 2001, begun in the Summer of 2000, led to the attenuation of several macroeconomic unbalances: acceleration of prices in 2000 and first half of 2001, deterioration of the external account deficit, and increased indebtedness of households and companies. This resulted from the slowdown of production and global demand, given the moderation of durable goods' consumption, the contraction of private investment, the effort to restrain public spending and the weakening of demand from euro area countries. The GDP growth rate should have decreased from 3.5% in 2000 to around 1% in 2001, and economic activity in 2002 will be influenced by the timing and size of the rebound of demand from the euro area, by the impact of the political instability and the effort of public spending containment, and by the developments in the labor market and financial situation of companies.

Consumer prices decelerated in the second half of 2001, with the inflation rate standing at 3.7% year-on-year in December. The fading of the factors which led to the strong acceleration of prices in 2000 (non-transformed food goods and energy goods), the deceleration of private consumption, perspectives of deterioration of employment conditions and the moderation of international inflation should lead to an accentuated fall of the inflation rate in 2002. The unemployment rate stood at 4.0% in the third quarter of 2001, the same level as in 2000, but corrected of seasonal effects it should have increased slightly. The official estimate for the Public Sector deficit in 2001 is 2.2% - compared with an initial goal of 1.1% set in the scope of the Stability and Growth Program for 2001-04 -, being noteworthy the expressive fall of tax revenues against the budget.

Loans and advances to the non-monetary sector should have grown by around 10% in 2001, continuing to reflect both the deceleration trend of loans to individuals in place since mid-1999 as well as the slowdown of credit granted to companies since the end of 2000. The joint effect of the previous interest rate increases, the more restrictive loan granting policy pursued by banks, the drop of households' confidence, the restrictions in the access to subsidies and the increase of individuals' savings rate given a greater indebtedness level, has been counterbalanced by the interest rate cuts. Household indebtedness should stand at around 93% of disposable income at the end of 2001, reflecting the slowdown of credit and suggesting that the adjustment process to a lower interest rate environment may be near conclusion. Banking sector average interest rates decreased in line with the main money market indexes, decreasing around 0.5 p.p. in the fourth quarter of 2001. The reduction of the growth rate of customers' funds, associated to the continuation of a significant growth of credit granted, has led to the intensification of resource by the banks to financing in capital markets, namely through the issue of bonds and subordinated loans, benefiting from the greater accessibility to the international markets resulting from Portugal's participation in the euro area.

The PSI-20 depreciated 24.7% in 2001, in line with the performances of other European stock markets. After the depreciation of the first nine months of 2001, motivated by the slowdown of worldwide economic activity, the downward revisions of listed companies earnings and the strong penalization of financial assets with greater risk. At the end of the year the PSI-20 index recovered, in line with the main worldwide stock indexes appreciation, incorporating expectations of an economic recovery in the second half of 2002 and benefiting from the impact of the restructuring programs announced by several companies.

Critical Accounting Policies

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Portugal. The Bank believes that of its significant accounting policies (See Note 1 to the consolidated financial statements), the following may involve a higher degree of judgment and complexity.

      Foreign exchange and derivatives transactions

      Assets, liabilities and commitments expressed in foreign currency, are accounted in accordance with the following criteria:

                                Swap transactions

      The spot and forward elements of these transactions are not revalued. The premium or discount is amortized up to maturity, and accounted as gains or losses in the statement of income.

      The swap transactions are registered in Obligations and future commitments for the notional amount of the contracts, the amount being derecognized in the maturity of the amounts.

                               Interest rate swaps

      Interest receivable and payable is accrued over the period of the contract. Trading contracts are valued at market based on discounted cash-flows determined after applying the market rates.

      The interest rate swap transactions are registered in Obligations and future commitments for the notional amount of the contracts, the amount being derecognized in the maturity of the amounts.

                         Forward rate agreements (FRA's)

      Forward rate agreements are recorded as future commitments considering the notional amount until the expiring date. Trading contracts are marked to market, and the revaluation differences are accounted for as gains or losses in the statement of income, over the period between trading and settlement date.

      Hedging contracts are not revaluated and the interest rate differentials to be paid or received on the settlement date are accrued over the period, and accounted for as gains or losses in the statement of income.

                               Options and futures

      Trading contracts negotiated in organized markets, are marked to market, and the revaluation differences are accounted for as gains or losses in the statement of income. The premium received in options sold is recorded in deferred income until the option is exercised. The premium paid in options purchased is recorded in deferred costs being added to the option acquisition cost if the option is exercised, and if not exercised, is accounted for as cost.

      Options sold over-the-counter are revalued at market value with the differences accounted for as gains or losses in the statement of income. Options purchased are recorded at cost until the option is exercised or sold. Hedging contracts are not revalued. The results are recorded according to the accounting policy of the assets which are being hedged.

      Trading contracts are marked to market, and the revaluation differences are accounted for as gains or losses in the statement of income, over the period between trading and settlement date.

                                 Caps and floors

      The amounts received or paid are accrued and recorded as gains related to the interest earning assets and recorded as losses related to the interest bearing liabilities.

      For US GAAP purposes the financial instruments, including derivatives are accounted for in accordance with FAS 133, as referred in note 37 m) Derivatives instruments and trading activities of the Notes to the Financial Statements.

      Securitization operations

      Under local GAAP, the assets, securities and credit portfolio, transferred under securitization programs are derecognized from the consolidated balance sheet of BCP Group with the respective gain or loss, calculated as the difference between the proceeds from the sale and the book value of the assets transferred, being recognized in the profit and loss account in the period. The retained interests, in the form of Notes, acquired by the Group as part of these transactions are accounted for in accordance with the accounting policy described in note 1 h). Other assets acquired are accounted for at acquisition cost.

      As established in the Instruction 27/2000 of the Bank of Portugal, the Group makes provisions in its own financial statements in the same terms as if the loans and securities transferred were accounted in the respective balance sheet up to a maximum amount equivalent to the acquisition cost of the Notes and other assets acquired.

      For US GAAP purposes the securitization operations are accounted for in accordance with FAS 140, as referred in note 37 l) Transfers and Servicing of Financial Assets and Extinguishments of Liabilities of the Notes to the Financial Statements.

      Business combinations, goodwill and identifiable intangible assets

      SFAS 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets, modified the accounting for business combinations, goodwill and identifiable intangible assets. As of January 1, 2002, all goodwill and indefinite-lived intangible assets must be tested for impairment and a transition adjustment will be recognized. Management has not yet determined the exact amount of goodwill impairment under these new standards, but believes the non-cash transition charge to earnings will be approximately 300 million euros and will be recognized in 2002. Amortization of goodwill will cease as of January 1, 2002, and, thereafter, all goodwill and any indefinite-lived intangible assets must be tested at least annually for impairment. The effect of the non-amortization provisions on 2002 operations will be affected by 2002 acquisitions and cannot be forecast, but if these rules had been applied to goodwill in 2001, management believes that full-year 2001 net earnings would have increased by approximately 2001: 646 million euros, 2000: 441 million euros and 1999: 101 million euros, which correspond to the goodwill amortization.

      Provisions for loan losses

                       Specific provisions for loan losses

      The provision against identified doubtful credits is based on the year-end appraisal of overdue loans including the related non overdue amounts and loans subject to restructuring to cover specific credit risks. This provision is shown as a deduction against credit granted.

      The adequacy of this provision is reviewed regularly by the Bank taking into consideration the existence of asset-backed guarantees, the overdue period and the current financial situation of the client. The provision calculated under these terms, complies with the requirements established by the Bank of Portugal, in accordance with regulation 3/95, of 30 June, 1995 and regulation 7/2000, of 27 October, 2000.

                   General provision for possible loan losses

      This provision is established to cover latent bad and doubtful debts which are present in any loan portfolio, including guarantees, but which have not been specifically identified as such. This provision is recorded under provision for liabilities and charges.

      The general provision for possible loan losses is in accordance with regulation 3/95, of 30 June and regulation n(0) 2/99 of 15 January of the Bank of Portugal.

                           Provision for country risk

      The provision for country risk is in accordance with regulation 3/95, of the Bank of Portugal, and is based on the Instruction94/96, of 17 June, 1996, of the Bank of Portugal, which indicates the provision which is necessary for credit risk in each country, including the adoption of changes made to paragraph 2.4 of the referred Instruction published in October 1998.

      For US GAAP purposes there is no adjustment to the provisions for loan losses of BCP under Local GAAP.

Results of Operations - Three Year Period ended December 31, 2001, 2000 and 1999

Our activity in 2001 was mainly driven by the conclusion of the integration and domestic consolidation processes started in 2000, by the implementation of a new multiproduct / multichannel distribution retail model, aiming to increase the effectiveness of our commercial networks and to reinforce innovation and leadership, by the strengthening of the capital structure and by the promotion of innovative financial services.

Against a particularly demanding background marked by the slowdown of the economy and by the continuation of a very competitive environment, the performance of our commercial activity indicators and the development of new business initiatives allowed us to consolidate our leading position in the domestic market. In parallel, we have taken significant steps regarding our international strategy, increasing our involvement in our main operations abroad. As a result, the business undertaken outside Portugal accounted for a growing proportion of our activity.

During 2000, we acquired BPSM and Banco Mello, later merging both into BCP. The consolidation of these institutions and of Interbanco - in which we acquired a holding towards the end of 1999 - using the purchase method in 2000, on the one hand, and non-recurring results booked in 1999 on the other, mean that the financial statements for these two years are not directly comparable. The accounts of the three banks referred to were consolidated using the purchase method in 2000 and, in the local accounts, that part not attributable to the Group was booked as pre-acquisition results and minority interests. In note 37, the pre-acquisition income and expenses were eliminated from the consolidated statements of income for the year ended December 31, 2000. For comparison purposes, a pro forma summary statement of income is also included for 1999 reflecting these acquisitions as though they were consummated on January 1, 1999, and excluding the effect of the disposal of holdings.

Net Income

Our net income was affected by several factors including: the volume of business; interest margins; changes in the mix of assets and liabilities; provisions for loan losses; capacity to generate non-interest income; ability to control operating expenses and the level of income taxes.


The following table summarizes the principal components of our net income for the periods under review and includes also a pro forma summary statement of income for 1999:


                                                                                 1999
                                                                      --------------------------
       (in thousands of euros)           2001            2000           Actual         Pro forma
                                      ----------      ----------      ----------      ----------
Interest income                        3,396,524       3,044,806       1,539,289       2,619,316
Interest expense                      (2,044,666)     (1,792,223)       (783,735)     (1,440,519)
                                      ----------      ----------      ----------      ----------
Net interest income                    1,351,858       1,252,583         755,554       1,178,797
Provisions for loan losses              (308,701)       (307,599)       (210,420)       (325,282)
Other income                           1,214,412       1,440,497       1,145,915       1,491,926
Other expenses                        (1,445,175)     (1,577,239)     (1,689,397)
                                      ----------      ----------      ----------      ----------
Income before taxes                      812,394         808,242         598,196         656,044
Provision for income taxes               (84,455)       (129,698)        (53,941)        (58,130)
Minority interests, net of income
taxes                                    (90,265)        (66,879)       (113,868)       (115,357)
Extraordinary cost                       (66,002)             --              --              --
Pre-acquisition net income                    --        (106,167)             --              --
                                      ----------      ----------      ----------      ----------
Net income                               571,672         505,498         430,387         482,557
                                      ==========      ==========      ==========      ==========

Our consolidated net income rose to 571,672 thousands of euros in 2001, a 13.1% increase over 505,498 thousands of euros in 2000 (430,387 thousands of euros in 1999). The favorable evolution of the net income in 2001 was mainly attributable to the preservation of net interest income, to the good performance of cross selling and to the reduction of operating costs as a proportion of total income generated by domestic business, as a result of the rationalization programs following the acquisitions that took place in 2000. Net income for 2001 reflects negative non-recurring impacts amounting to 93,902 thousands of euros related to the branch network rationalization program (66,002 thousands of euros) and to the less-than-expected appropriation of Eureko's profits (27,900 thousands of euros). During 2000 one-off items were related to the sale to Big Bank Gdanski of the BCP holding in Millennium, to the placement of treasury shares among strategic shareholders, to the sale of the holding in Shopping Direct and to provision charges linked to retirement pensions and to the restructuring of the Group's mortgage loan business, together providing a favorable effect of 7,317 thousands of euros in net income for that year. In relation to the sale of Millennium, the proportion of the gain corresponding to the holding of BCP in BBG was eliminated on consolidation.

Net Interest Income

The performance of net interest income of the Portuguese financial system during 2001 was marked by a recovery of the spreads, reversing the trend seen in recent years. The composition of the balance sheet structure was altered, involving an increase of the relative weight of loans as a proportion of interest-earning assets and of the issue of securities and subordinated debt as a proportion of interest-bearing liabilities.

Our consolidated net interest income amounted to 1,351,858 thousands of euros in 2001, an increase of 7.9% over 1,252,583 thousands of euros in 2000 (755,554 thousands of euros in 1999). The growth of turnover was determinant to this good performance, the net interest margin standing at 2.6%, roughly the same as the previous year.

Spreads on customers' business increased as the difference between average yields on customer loans and customer deposits increased to 4.2% in 2001 from 4.0% in 2000 (3.9% in 1999). This performance reflected our careful monitoring of pricing conditions, notwithstanding continuing strong competition, and the benefits arising from a renewed commercial model.

Provisions for Loan Losses

We are in compliance with Portuguese regulations on provisions, setting aside specific provisions for possible loan losses in accordance with regulatory requirements, systematic analyses and close monitoring of the risks involved in each transaction, and general provisions for other possible loan losses not individually identified as such.

We charged provisions for loan losses of 308,701 thousands of euros during 2001, including sums related to both customers and credit institutions. This was a 0.4% increase from 307,599 thousands of euros charged in 2000 (210,420 thousands of euros in 1999). Charges for general provisions decreased in 2001 from 2000, influenced by the slowdown in loans, securitization operations and by our efforts aimed at reducing some major exposures arising from the acquisitions that took place during 2000. Charges for specific provisions rose as a result of our continued efforts to keep an adequate provisioning of credit risks.

Provisions for loan losses charged during the year allowed loan-loss provisions to remain at a high level, particularly important in the present context of a slowing economy. The balance of provisions for loan losses related to customers stood at 992,522 thousands of euros at the end of 2001 (899,908 thousands of euros at year-end 2000 and 441,807 at year-end 1999), providing a cover of total past due loans of 136.6% (161.0% at the end of 2000 and 162.3% at the end of 1999). As used in this section past due loans are as defined by the Bank of Portugal and include only that portion of principal and interest that is past-due more than 30 days. For an estimation of non accrual loans as calculated under the classifications required by the Securities and Exchange Commission, see "Item 4. Information on the Bank - E. Additional Specialized Industry Disclosures - Assets - Loan Portfolio - Non-performing loans".

Other Income

During the whole of 2001, the other income of the Portuguese banking system was affected by the instability of the capital markets, mainly affecting those commissions more directly related to their performance and trading income. This probably put a halt to the trend towards a recomposition of the total income structure, increasing the relative weight of net interest income.

Our other income totaled 1,241,412 thousands of euros in 2001, compared to 1,440,497 thousands of euros in 2000 and to 1,145,915 thousands of euros in 1999. The performance of other income, particularly that related to securities brokerage, asset management and trading activities, was affected by the performance of the capital markets and the events following the terrorist attacks on the United States, on the one hand, and the transfer of a part of the business of AF Investimentos to F&C, on the other.

The following table summarizes the principal components of other income for the period under review:

                                                 2001         2000        1999
                                               ---------   ---------   ---------
                                                     (in thousands of euros)

Commissions and fees on banking operations       567,010     639,628     363,559
Net exchange differences                          38,973      39,529      30,991
Net gains on trading securities                  117,396     175,208     100,453
Net gains on sale of shares in
    subsidiaries and associated companies             --      30,195     392,601
Other                                            491,033     555,937     258,311
                                               ---------   ---------   ---------
Total                                          1,214,412   1,440,497   1,145,915
                                               =========   =========   =========

Our growing involvement with a larger customer base, reflected in the good performance of cross selling within the SottoMayor network, now approaching the figures achieved by the other BCP networks, and the changes to the Group's commercial model had a positive effect on commissions. Commissions also benefited from a more adequate pricing of the Group's banking services, in accordance with the value perceived by customers. Nevertheless, the negative performance of those heading related to operation on securities, credit and commitments, collections, and management and intervention fees, the latter also affected by the transfer of part of the business of AF Investimentos to F&C, more than offset the positive impacts. Commission income therefore amounted to 567,010 thousands of euros in 2001, compared to 639,628 thousands of euros in 2000 and to 363,559 thousands of euros in 1999. Emphasis is given to the good performance of transfer and cards fees and factoring operations.

The following table discloses the main components of total commissions and fees earned on banking operations:

                                                 2001         2000         1999
                                               -------      -------      -------
                                                      (in thousands of euros)

Guarantees                                      52,831       52,509       32,319
Credit and commitments                           9,780       12,234        7,026
Collections                                     42,778       49,526       24,873
Administration of securities                    18,359       18,046       15,615
Management and intervention fees               115,880      117,224       94,878
Transfer and card fees                         126,457      119,641       73,748
Factoring operations                             9,121        8,017        4,891
Operation on securities                         43,321      125,277       59,678
Other commissions                              148,483      137,154       50,531
                                               -------      -------      -------
Total                                          567,010      639,628      363,559
                                               =======      =======      =======

Net gains on trading securities was for its nature strongly affected by the instability of the capital markets, down to 117,396 thousands of euros in 2001 from 175,208 thousands of euros in 2000 (100,453 thousands of euros in 1999). Our policy, however, meant that the negative effect of this heading on the consolidated results was restricted. Net gains on trading securities in 2000 include a non-recurring effect of 23,957 thousands of euros, related to the sale of treasury stock.

The sum booked under gains on the sale of holdings during 2000 (30,195 thousands of euros) had to do with the sale of BCP's shareholding in Shopping Direct, within the scope of the development of the strategic association with EDP directed at business involving new technological distribution platforms. The amount recorded under this heading in 1999 (392,601 thousands of euros) was linked to the transactions arising from the termination of the agreement with Banco Santander Central Hispano.

Other non-interest income amounted to 491,033 thousands of euros in 2001, compared to 555,937 thousands of euros in 2000 and to 258,311 thousands of euros in 1999.

Income from securities, which includes the return on the investment account securities portfolio and the appropriation of the profits of associates consolidated using the equity method, totaled 140,007 thousands of euros in 2001, 24.4% less than 185,300 thousands of euros in 2000 (68,983 thousands of euros in 1999). The situation of the economy described earlier had an adverse effect on the financial sector in general and on the insurance industry in particular. This was reflected in the performance of Eureko, also affected by the efforts directed at the integration of the acquisitions during the year. These effects determined a smaller appropriation of profits by BCP compared to the sums that had initially been anticipated, leading to an unfavorable non-recurring impact of 27,900 thousands of euros on this heading.

Other income (included in other non-interest income) totaled 351,026 thousands of euros in 2001, 5.3% less than 370,637 thousands of euros in 2000 (189,328 thousands of euros in 1999). This was mainly the result of non-recurring items booked in 2000 in respect of the sale to Big Bank Gdanski of BCP's holding in Millennium. Income from services to customers performed particularly well (71,684 thousands of euros in 2001, 61,771 thousands of euros in 2000 and 35,533 thousands of euros in 1999), as the result of our policy of revenue diversification policy. Recovery of charged-off loans and interest also increased, to 79,613 thousands of euros in 2001 from 68,268 thousands of euros in 2000 (38,672 thousands of euros in 1999).

The table below shows the major components of our other non-interest income:

                                                    2001      2000      1999
                                                 -------   -------   -------
                                                    (in thousands of euros)
Income from securities
    Income from the trading account securities        96        --        --
    Income from investment account securities     21,356    31,638     8,735
    Income from investments                      118,555   153,662    60,248
                                                 -------   -------   -------
                                                 140,007   185,300    68,983
                                                 -------   -------   -------

Other income
    Income from services                          71,684    61,771    35,533
    Recovery of charged-off loans and interest    79,613    68,268    38,672
    Reimbursement of expenses                     35,340    38,167    20,657
    Income from leasing operations                 5,472     7,907     1,633
    Other                                        158,917   194,524    92,833
                                                 -------   -------   -------
                                                 351,026   370,637   189,328
                                                 -------   -------   -------

                                                 491,033   555,937   258,311
                                                 =======   =======   =======

Other Expenses

The increase of the operating costs of the Portuguese banking system during 2001 slowed somewhat, influenced by the rationalization measures introduced in the wake of the concentration operations seen in recent years. The main impact of these measures was felt in staff costs, where the elimination of redundancies led to a reduction of the number of persons employed by the system. The performance of other administrative costs was affected by the ongoing efforts directed at technological modernization and by brand advertising by the main institutions.

Our other expenses amounted to 1,445,175 thousands of euros in 2001, compared to 1,577,239 thousands of euros in 2000 and to 1,092,853 thousands of euros in 1999. In 2000 other expenses included one-off impacts amounting to 119,832 thousands of euros related to retirement pensions, to the Group's mortgage loan business and to Big Bank Gdanski. In 1999, non-recurring amounts included in other expenses were related to the provisioning of pension funds and of foreign investments.

The following table summarizes the principal components of other expenses in the periods under review:

                                          2001        2000        1999
                                       ----------   ---------   -----------
                                            (in thousands of euros)

Salaries                                  657,218     667,149     419,046
Pensions                                   70,140      76,771      33,160
Other administrative costs                509,034     475,231     294,391
Depreciation                              147,891     142,955     127,631
Other                                      60,892     215,133     218,625
                                       ----------   ---------   -----------
                                        1,445,175   1,577,239   1,092,853
                                       ===========  ==========  =========

The impact of the rationalization programs was clear to see in staff costs (salaries and pensions), which fell by 2.2% to 727,358 thousands of euros in 2001 from 743,920 thousands of euros in 2000 (452,206 thousands of euros in 1999). Determinant to this was the downsizing program, involving a reduction of 4,523 employees during 2000 and 2001.

In addition to the component linked to the Group's business abroad, the evolution of other administrative costs in 2001 was also influenced by the efforts directed at promoting the Group's service of excellence and by the revitalization and repositioning of the brands, the SottoMayor brand in particular. These effects more than offset the benefits generated by the centralization of redundant structures into the ServiBanca platform. This heading consequently totaled 509,034 thousands of euros in 2001, 7.1% up over the 2000 figure of 475,231 thousands of euros (294,391 thousands of euros in 1999).

Depreciation charges for the year benefited from the continuation of the centralization of several business support units into ServiBanca, the impact of which was more than offset by the growth of our business abroad. This heading totaled 147,891 thousands of euros in 2001, an increase of 3.5% over 142,955 thousands of euros in 2000 (127,631 thousands of euros in 1999).

Other operating expenses - inclusive of commission expenses, other expenses and other provisions - amounted to 60,892 thousands of euros in 2001, down from 215,133 thousands of euros in 2000 and from 218,625 thousands of euros in 1999. Other operating expenses for 2001 exclude the amount of 66,002 thousands of euros included in provisions for other liabilities and charges, which was accounted for as an extraordinary cost. In 2000, other provisions were affected by non-recurring items: provisions were set aside in the sum of 34,991 thousands of euros to cover increased retirement pension liabilities, 74,820 thousands of euros in respect of the restructuring of the Group's mortgage loan business, and 10,021 thousands of euros as country-risk provisions related to the amount receivable from Big Bank Gdanski for the sale of BCP's holding in Millennium. In 1999, other provisions included the one-off provisioning for pension funds, to fully cover non-compulsory employees' benefits and early retirement charges, as well as the provisioning of foreign investments.

The following table describes the main components of other operating expenses for the periods under analysis:

                                                 2001        2000        1999
                                               --------    --------    --------
                                                     (in thousands of euros)

Commissions
    Guarantees                                    1,234         360         132
    Credit and commitments                          472         121           1
    Banking services                             22,795      31,071      12,550
    Securities operations                         7,761       9,360       5,897
    Other services                               47,452      23,659       7,917
                                               --------    --------    --------
                                                 79,714      64,571      26,497
                                               --------    --------    --------

Other expenses
    Indirect taxes                               25,458      11,842       7,831
    Capital losses in tangible and intangible
    assets                                        2,017       4,274       1,148
    Other                                        42,145      64,041      23,014
                                               --------    --------    --------
                                                 69,620      80,157      31,993
                                               --------    --------    --------

Other provisions
    For trading account securities                  159         523        (395)
    For investment account securities            14,750      32,770      29,056
    For pension costs                            65,863     (44,492)    107,175
    For other liabilities and charges            76,338      62,594      (6,039)
    Other provisions                           (179,550)     19,010      30,338
                                               --------    --------    --------
                                                (22,440)     70,405     160,135
                                               --------    --------    --------
                                                126,894     215,133     218,625
                                               ========    ========    ========

Provisions for other liabilities and charges, net of amounts recovered, include 66,002 thousands of euros which were accounted as an extraordinary cost. Other provisions include the write-back of amounts provided for contingent liabilities of 159,270 thousands of euros which have not materialized.

Provision for Income Taxes

Provisions for income taxes, which are calculated on an individual basis by the Group's companies, totaled 84,455 thousands of euros in 2001, compared to 129,698 thousands of euros in 2000 and to 53,941 thousands of euros in 1999. The amount for 2000 includes non-recurring items related to the capital gain on the sale of Shopping Direct and of the treasury stock portfolio, and the booking of the present value of the sum to be received from Big Bank Gdanski in respect of the sale of BCP's shareholding in Millennium.

The consolidated tax rate was lower than the nominal tax rate as a result of tax losses brought forward, restructuring charges, taxes on dividends received and tax-free income. Provisions for taxes are also related to the effect of the consolidation of some of the associate companies using the equity method, since the appropriation is undertaken on the basis of the net income of these companies. Provisions for taxes also reflect the impact of the restructuring charges booked by the Group within the scope of the acquisitions, which are deductible for tax purposes.

Minority Interests, net of Income Taxes and Pre-Acquisition Net Income

Minority interests include that part of the results of those companies not wholly owned by the Group that is therefore allocated to third parties. This heading totaled 90,265 thousands of euros in 2001, compared to 66,879 thousands of euros in 2000, a year in which it was influenced by the loss returned by BII related to the restructuring of the Group's mortgage loan business, and to 113,868 thousands of euros in 1999.

During 2000 there were also pre-acquisition costs related to the results returned by the institutions that were acquired, prior to the acquisition of their entire share capital, totaling 106,167 thousands of euros.

Segmental Reporting

We are engaged in a wide variety of banking and related financial services activities, in Portugal and internationally. The following analysis addresses the performance of the major business segments, a description of which is also provided in Note 37 to the consolidated financial statements.

      Commercial Banking

      Commercial banking dominates our business in terms of both turnover and profits, and it is undertaken chiefly by our commercial networks in Portugal. These act essentially as our marketing and distribution channels, serving the financial needs of specific market segments.

      Additionally, we have set up several banking subsidiaries in countries that have close affinity with Portugal, or in markets that present high growth prospects. These include Banco Comercial de Macau, Banco Internacional de Mocambique, Banque BCP (France e Luxembourg), NovaBank (Greece), BPABank (United States) and SottoBank (Canada).

      During 2001, commercial banking generated net income in the sum of 592,299 thousands of euros, compared to 1,023,353 thousands of euros in the previous year and 334,111 thousands of euros in 1999. The bigger net income seen in 2000 essentially reflects the capital gain booked on the sale of the Group's holding in Seguros e Pensoes to Eureko. This amount was eliminated in consolidation.

      Turnover performed well, with a focus on loans and advances to customers which, excluding the impact of mortgage loan and consumer loan securitization operations undertaken during the last quarter of the 2001, totaled 39,261,048 thousands of euros, 6.2% more than the figure of 36,986,271 thousands of euros at the end of 2000 (15,352,006 thousands of euros at the end of 1999). Amounts due to customers rose from 14,844,620 thousands of euros to 27,912,928 thousands of euros between the end of 1999 and the end of 2000 and stood at 28,208,150 thousands of euros at the end of 2001 (an increase of 1.1% between 2000 and 2001).

      Other Business Segments

      In order to meet the diversified financial needs of its customer base, we are also involved in other businesses, including investment banking, asset management, specialized credit and consumer credit. Within the scope of its cross-selling strategy, the banking networks also act as distribution channels for the products and services of these business segments.

      Investment Banking. We increased our leadership of the investment banking business throughout 2001, leading the Euromoney magazine to award the "Best Equities House in Portugal" and "Best Debt House in Portugal" prizes to BCP Investimento. This business segment also increased its involvement in bond issues developed for the retail segment and in developing innovative structured products, which were placed through the BCP distribution networks as part of the cross-selling strategy.

      The evolution of net income generated by investment banking, from 20,436 thousands of euros in 1999 to 34,374 thousands of euros in 2000 and to 26,691 thousands of euros in 2001, was driven by the restructuring of this business segment that involved the transfer of former Banco Mello de Investimentos customers to the BCP networks during 2001.

      Asset Management. During 2001, we continued to lead the domestic securities investment fund market, notwithstanding the unfavorable situation of the economy and the acute volatility of the capital markets.

      This business segment returned net income in the sum of 17,907 thousands of euros in 2001, less than that seen in 2000 (28,858 thousands of euros in 2000 and 24,631 thousands of euros in 1999). These results are not directly comparable due to the transfer assets under management to F&C at the end of 2000, following the strengthening of BCP's partnership with Eureko. The 2001 results also reflect the poor performance of the capital markets, which had a greater effect on equity unit trusts.

      Specialized Credit. We retained our market leadership of the specialized credit businesses (leasing and factoring) in 2001, having increased its cross selling to a wider customer base through the Bank's networks.

      The performance of the net income generated by the specialized credit business, totaling 9,409 thousands of euros in 2001 (10,987 thousands of euros in 2000 and 10,549 thousands of euros in 1999) largely reflected the greater need for loan-loss provisions and the poor performance of the leasing business caused by falling car sales in Portugal during 2001.

      Credit extended by this business segment rose sharply: excluding the amounts securitized during 2001, loans and advances to customers stood at 2,935,218 thousands of euros at the end of 2001, an increase of 18.0% over the sum of 2,487,380 thousands of euros at the end of 2000 (1,866,404 thousands of euros in 1999).

      Consumer Credit. Our business involving financing consumer goods saw remarkable growth in 2001, reflected in the good performance of its lending activity.

      This segment returned net income in the sum of 17,088 thousands of euros in 2001, which compares extremely well with the sum of 5,264 thousands of euros seen the previous year, influenced as it was by the losses returned by Mello Credito, and 4,050 thousands of euros at the end of 1999.

      The loan portfolio, not counting the securitization operations undertaken throughout the year, stood at 1,005,673 thousands of euros as on December 31, 2001, compared to 789,109 thousands of euros at the end of 2000 and to 244,434 thousands of euros at the end of 1999.

      ServiBanca. ServiBanca centralizes the common operational and management support units, providing services to the companies of the Group. Its costs are allocated in full to the various companies that make use of its services.

                                                                SEGMENTAL REPORTING
                    ---------------------------------------------------------------------------------------------------------------
                                Commercial                          Investment                             Asset
                                  Banking                             Banking                            Management
                    ---------------------------------------------------------------------------------------------------------------
 (in thousands of
      euros)              2001         2000         1999         2001          2000         1999      2001       2000       1999
                    ---------------------------------------------------------------------------------------------------------------
Net interest         1,195,574    1,046,516      484,643       11,682        11,552        8,846     7,059      5,093      2,322
   Income

Provisions for
   loans losses        292,874      322,698      186,145         (893)       (1,314)       3,361        --         (1)        --

Commissions
   and other net
   income            1,036,073    1,619,366      805,562       54,799        65,925       37,528    27,988     47,799     43,725

Transformation
   costs             1,278,692    1,230,043      760,691       35,559        33,504       13,504    12,560     11,500     11,327

Net income             592,299    1,023,353      334,111       26,691        34,374       20,436    17,907     28,858     24,631
                    ---------------------------------------------------------------------------------------------------------------

Total Assets        72,138,198   67,392,086   44,541,151    2,710,323     3,064,088    1,413,376   140,236    162,001    103,253

Loans and
   advances to
   customers        37,908,948   36,986,271   15,352,006      363,945       444,837      327,292        --         --         --

Amounts owed
   to customers     28,208,150   27,912,928   14,844,620      157,625        25,708        5,702        --         --         --
                    ---------------------------------------------------------------------------------------------------------------

                                                                SEGMENTAL REPORTING
                    ---------------------------------------------------------------------------------------------------------------
                           Specialized                          Consumer                        Service Provider
                              Credit                             Credit                            ServiBanca
                    ---------------------------------------------------------------------------------------------------------------
 (in thousands of       2001        2000        1999      2001      2000      1999       2001        2000        1999          2001
      euros)
                    ---------------------------------------------------------------------------------------------------------------
Net interest          44,865      42,850      44,736    65,210    73,551    32,821    (17,066)    (12,245)     (2,380)    1,351,858
   Income

Provisions for
   loans losses       14,554      10,900      14,962    24,276    40,253    17,463         --          --          --       308,701

Commissions
   and other net
   income              7,882       6,786       6,487    31,660    27,977     8,476    318,972     257,818     187,035     1,087,518

Transformation
   costs              23,938      24,550      20,344    49,310    50,802    19,730    301,906     245,573     184,655     1,384,283

Net income             9,409      10,987      10,549    17,088     5,264     4,050         --          --          --       571,672
                    ---------------------------------------------------------------------------------------------------------------

Total Assets       2,902,117   2,564,543   1,949,965   808,392   933,193   260,947    477,905     328,377     273,308    62,392,973

Loans and
   advances to
   customers       2,860,748   2,487,380   1,866,404   693,785   789,109   244,434         --          --          --    42,441,901

Amounts owed
   to customers           --          --          --    30,687   115,440    22,446         --          --          --    29,441,050
                    ---------------------------------------------------------------------------------------------------------------

                               SEGMENTAL REPORTING
                    ---------------------------------------
                                  Consolidated
                    ---------------------------------------
 (in thousands of          2001         2000         1999
      euros)
                    ---------------------------------------
Net interest          1,351,858    1,252,584      864,487
   Income

Provisions for
   loans losses         308,701      307,599      210,420

Commissions
   and other net
   income             1,087,518    1,225,363      970,183

Transformation
   costs              1,384,283    1,362,106      998,548

Net income              571,672      505,498      430,387

                    ---------------------------------------
Total Assets         62,392,973   61,433,847   38,944,089

Loans and
   advances to
   customers         42,441,901   40,596,941   23,500,577

Amounts owed
   to customers      29,441,050   28,920,221   15,445,806
                    ---------------------------------------

Net Income Information on U.S. GAAP Basis

The Consolidated Financial Statements included in this Annual Report have been prepared in accordance with Portuguese GAAP, which differ in certain material respects from U.S. GAAP. These differences and their impact on the Consolidated Financial Statements are described in Notes 1 a) and 37 of the Notes to our Consolidated Financial Statements.

B.    Liquidity and Capital Resources

Capital

Our capital management policy is designed to ensure a prudent level of capital despite a rapid growth of assets. For this reason, we have raised capital prior to and in support of future growth. We also seek to allocate capital resources efficiently among the Bank and its subsidiaries.

Our capital resources are analyzed as follows:

                                                        December 31,
                                         ---------------------------------------
                                             2001           2000         1999
                                         -----------    -----------    ---------


Long term debt                             7,899,315      6,926,291    3,009,430
Subordinated debt                          2,883,598      1,572,984      751,461
Shareholders' equity
    Capital stock                          2,326,715      2,101,563    1,000,000
    Share premium                            715,203        170,130      587,202
    Retained earnings and reserves          (854,742)      (451,187)     226,028
                                         -----------    -----------    ---------
Total shareholders' equity                 2,187,176      1,820,506    1,813,230
Minority interests                         1,347,216      1,280,949    1,320,146
                                         -----------    -----------    ---------
Total capitalization                      14,317,305     11,600,730    6,894,267
                                          ==========     ==========    =========

Our total capitalization amounted to 14,317,305 thousands of euros on December 31, 2001, up from 11,600,730 thousands of euros at the end of 2000 and from 6,894,267 thousands of euros at the end of 1999. The increase from the end of 2000 to December 31, 2001 reflected mainly the issue of subordinated debt and long term debt, as well as the impact of the share capital increases, as described below. The increase from the end of 1999 to the end of 2000 was mainly the result of the issue of long term debt, namely bonds and medium term notes: during 2000, we have issued bonds and medium term notes amounting to 3,897,285 thousands of euros.

Subordinated debt amounted to 2,883,598 thousands of euros at the end of 2001, compared to 1,572,984 thousands of euros in December 31, 2000 and to 751,461 thousands of euros at the end of 1999.We issued subordinated debt totaling 1,317,986 thousands of euros during 2001. Of this total, attention is drawn to an issue of 400 million euros in March by BCP Finance Bank, a wholly owned BCP subsidiary, under the Euro Medium Term Notes program. We increased this issue to 600 million euros during May. Emphasis is also given to the issue in June, also by BCP Finance Bank, of subordinated bonds, convertible into BCP shares, in the sum of 425 million euros.

The increase of subordinated debt to 1,572,984 thousands of euros at the end of 2000, compared to 751,461 thousands of euros at the end of 1999 was determined by the consolidation of the companies acquired in 2000, which had an impact of 577,056 thousands of euros on this heading, and also by new issuance taking place in 2000, that totaled 29,964 thousands of euros.

The evolution of long-term debt, to 7,899,315 thousands of euros at the end of 2001 from 6,926,291 thousands of euros at the end of 2000 (3,009,430 thousands of euros on December 31, 1999) was mainly attributable to the issue of bonds by BCP and BCP Investimento, targeting the retail market, and by BCP Finance Bank, under the Euro Medium Term Notes program. Total long-term debt issued in 2001 amounted to 2,654,220 thousands of euros.

We have increased the Bank's share capital twice during 2001. The first increase, in March, was from 2,101,562,549 euros to 2,269,687,552 euros through a rights issue. In April we further increased BCP's share capital to 2,326,714,877 euros through the incorporation of reserves. In 2000 our share capital was increased on different occasions, going from 1,000,000,000 euros at the end of 1999 to 2,101,562,549 euros on December 31, 2000. In June 2000 the capital increase process related to the acquisitions of BPSM, Banco Mello and Companhia de Seguros Imperio, as well as to the merger by incorporation into BCP of all the Banco Portugues do Atlantico and Banco Mello minority interests was concluded. This capital increase process took place in two phases:

- An increase from 1,000,000,000 euros to 1,808,038,871 euros through the issuance of 808,038,871 new shares with a par value of 1 euro each, by public deed dated June 19, as consideration for acquisitions of shares representing 97% of BPSM's share capital, 36% of Banco Mello's share capital and 18% of Companhia de Seguros Imperio's share capital; and

- An increase from 1,808,038,871 euros to 2,042,971,990 euros through the issuance of 234,933,119 new shares with a par value of 1 euro each, by public deed dated June 23, as consideration for the merger by incorporation of all the Banco Portugues do Atlantico and Banco Mello minority interests.

On December 2000, we further increased our share capital to 2,101,562,549 euros (public deeds dated December 15, 2000), in connection with the following processes:

- The merger by incorporation of BPSM into BCP-IF, and of the latter into BCP. This process resulted in an increase in BCP's share capital from 2,042,971,990 euros to 2,059,551,764 euros, through the issuance of 16,579,774 shares with a par value of 1 euro each, delivered to BPSM minority shareholders;

- An increase in BCP's share capital from 2,059,551,764 euros to 2,067,860,117 euros, through the issuance of 8,308,353 shares with a par value of 1 euro each, subscribed by holders of all the remaining convertible bonds issued by the BCP offshore branch in 1996; and

- The split and merger of BII and the merger by incorporation of Banco Mello Imobilario and of BMI SGPS into BCP. This process resulted in an increase in BCP's share capital from 2,067,860,117 euros to 2,101,562,549 euros, through the issuance of 33,702,432 shares with a par value of 1 euro each, delivered to Banca Intesa.

The evolution of the share premium, to 715,203 thousands of euros at the end of 2001 from 170,130 thousands of euros on December 31, 2000 (587,202 thousands of euros at the end of 1999) was mainly the result of the March increase in share capital, that had an increasing impact of 546,406 thousands of euros. In 2000, the share capital increases led to an increasing effect amounting to 4,432,614 thousands of euros, which was more than compensated by a decreasing impact of 4,849,686 thousands of euros, related to the booking of merger reserves arising from the incorporation into BCP of Banco Mello, Banco Pinto & Sotto Mayor, Banco Portugues do Atlantico and to restructuring costs and fair-value adjustments.

The evolution of retained earnings to -854,742 thousands of euros at the end of 2001 from -451,187 thousands of euros on December 31, 2000 (226,028 thousands of euros) was determined by the write-down, against retained earnings, of goodwill amounting to 624,227 thousands of euros in 2001, mainly related to our shareholdings in Eureko (487,112 thousands of euros) and in Big Bank Gdanski (122,696 thousands of euros). In 2000, retained earnings and reserves were also affected by the write-down, against retained earnings, of goodwill (1,087,900 thousands of euros), following authorization by the Bank of Portugal, and also by the distribution of 150,000 thousands of euros as dividends, in connection with the net income for 1999.

Minority interests, up to 1,347,216 thousands of euros at the end of 2001 from 1,280,949 thousands of euros at the end of 2000 (1,320,146 thousands of euros on December 31, 1999) were influenced by the booking of 77,757 thousands of euros of minority interests related to NovaBank in 2001, as a result of the changes to its method of consolidation: in 2001, NovaBank was fully consolidated in the Group, whereas in 2000, this Bank was consolidated by the proportional method. The evolution of minority interests from 1999 to 2000 was mainly attributable to the merger of Atlantico - whose minority interests amounted to 298,239 thousands of euros at the end of 1999 - into BCP in June 2000. The split from BII of the largest part of its assets and liabilities and their subsequent integration into BCP in December 2000 also had a decreasing impact on this heading: minority interests attributable to BII amounted to 19,810 thousands of euros in 2000, compared to 74,265 thousands of euros in 1999. This was offset by the increase of minority interests related to preference shares to 1,215,754 thousands of euros at the end of 2000 from 917,549 thousands of euros at the end of 1999 (479,379 thousands of euros on December 31, 1998). Part of this increase is attributable to the consolidation of the companies acquired in 2000, whose preference shares outstanding amounted to 194,336 thousands of euros on December 31, 2000. During September 2000, BCP Finance Company, a wholly-owned subsidiary of BCP, further issued 6 million perpetual non-voting preference shares with a par value of 1 euro each, totally amounting to 600,000 thousands of euros, although the largest part of the proceeds of this issue were used to finance the early redemption of the 1995 issue of preference shares by BCP Capital Finance, amounting to 500,000 millions of dollars.

Since December 31, 2001, the following events affected our capitalization:

- From December 31, 2001 to March 31, 2002 we have issued 565,771 thousands of euros in bonds and 1,426,113 thousands of euros in medium term notes.

The Basle Committee on Banking Regulations and Supervisory Practices, which established a framework for evaluating capital adequacy of international banks, defined a ratio relating a bank's capital resources to its assets and contra-accounts, commitments and contingencies, and weighted according to risk categories. This committee set minimum recommended capital adequacy standards of 8.0% of Total Capital and 4.0% of Tier 1 Capital.

Based on these guidelines, BCP's risk-weighted asset ratios for total capital were 13.3% at year-end 2001, 9.6% at year-end 2000 and 15.8% at year-end 1999, on a non-consolidated basis. We have calculated these risk-weighted asset ratios as follows:

                                              BCP (Non-consolidated)
                                                   December 31,
                                        ------------------------------------
                                           2001         2000        1999
                                        ------------ ----------- -----------
                                              (in thousands of euros)

Risk weighted assets                     38,437,147  38,977,360  14,080,511
Risk weighted off-balance sheet items*   14,653,669  10,726,449   2,894,549
Tier 1 Capital                            3,915,855   3,428,981   1,695,419
Total Capital                             7,064,862   4,757,095   2,685,887
Risk weighted asset ratios
    Tier 1 Capital                             7.4%        6.9%       10.0%
    Total Capital                             13.3%        9.6%       15.8%

----------
* Includes requirements of own funds related to the trading portfolio and to securitization.

On a consolidated basis, and still according to the rules of the Basle Committee on Banking Regulations and Supervisory Practices, the Group risk-weighted asset ratios for total capital were 9.4% at the end of 2001, 9.2% at the end of 2000 and 11.0% at the end of 1999. These consolidated risk-weighted asset ratios have been calculated as follows:

                                                   Consolidated
                                                   December 31,
                                        ------------------------------------
                                           2001         2000        1999
                                        ------------ ----------- -----------
                                              (in thousands of euros)

Risk weighted assets                     41,090,413  43,271,299  25,134,057
Risk weighted off-balance sheet items*    7,766,110   6,108,847   4,049,017
Tier 1 Capital                            3,153,097   3,499,817   2,487,540
Total Capital                             4,592,808   4,557,918   3,222,663
Risk weighted asset ratios
    Tier 1 Capital                             6.5%        7.1%        8.5%
    Total Capital                              9.4%        9.2%       11.0%

----------
* Includes requirements of own funds related to the trading portfolio and to securitization.

On December 18, 1989, the European Union adopted a directive on solvency ratios for credit institutions setting minimum mandatory capital standards, setting a minimum risk weighted-asset ratio of 8.0% as of December 31, 1992. In 1990, the Bank of Portugal adopted this directive and established minimum total capital ratios of 4.0% in 1990, 6.0% in 1991 and 8.0% from 1992.

In December 1996, and in keeping with Directive 93/6/EEC of the European Community ("Capital Adequacy Directive" or "CAD"), the Bank of Portugal issued the Notices nos. 7/96, 8/96 and 9/96. These introduced measures relating to market-risk cover (position, underwriting and settlement), the calculation of own funds required to cover market risks, and alterations to the rules for the calculation of major risks linked to trading portfolios. The CAD established the conditions for protection, via total capital, against losses or capital losses on securities portfolios. It also covered other losses related to trading activities and currency operations, in addition to the portfolio position, risks of physical and financial settlement, exchange-rates and major credit exposures.

The definition of "own funds" established by the Bank of Portugal is more restrictive than the EC and the Basle Committee's definition of total capital. According to the definition of "own funds" established by the Bank of Portugal, BCP's risk-weighted asset ratios were 8.5% at year-end 2000, 15.2% at year-end 1999 and 15.6% at year-end 1998, on a non-consolidated basis. On a consolidated basis, and still according to the rules of the Bank of Portugal, the Group risk-weighted asset ratios were 8.3% at the end of 2001, 8.1% at the end of 2000 and 10.1% at the end of 1999.

In 2001 the Basle Committee on Banking Supervision issued a proposal for a new Basle capital accord that, once finalized, is intended to replace the current 1998 accord. This proposal focuses on: minimum capital requirements, seeking to refine the measurement framework set out in the 1998 accord; supervisory review of an institution's capital adequacy and internal assessment process; and market discipline, through disclosure to encourage safe and sound banking practices. The new framework is expected to be implemented in 2004.

Risk Management

Risk management has come to be of increasing strategic importance to limiting exposure and to preserving the quality of the Group's assets. The Group's structure includes several areas whose task is to identify, analyze and control market, liquidity, credit and operational risks.

      Market Risk Management

      Market risks involve the potential impact on results of the variation of interest rates and exchange rates and of changes to the prices of financial instruments.

      The Group gives special attention to market risk management and complies with the recommendations of the Basel Committee. In this connection, it has adopted an integrated policy based on segregation of the market, back-office and risk measurement and control tasks. In the field of market risks, its internal organization is based on the Handbook of Risk Management Principles and Rules, on software designed to record and control risk positions, and on regular monitoring by the Asset and Liability Management Committee (ALCO) which meets on a weekly basis.

      For risk-management purposes, the Group is divided into four major areas:
      Commercial, Structural, Markets and Asset and Liability Management (ALM). All risks arising in the Commercial and Structural areas are covered by internal or external operations, ensuring effective control of the Institution's overall risk position through centralization of its management in the Market areas and in the ALCO.

      Aware of the complexity and variety of the risks and of the volatility of the markets in which it operates, the Group uses a wide range of risk indicators that allows an evaluation, from various standpoints, of the true nature of existing risks. The Group uses Value at Risk (VaR) as the fundamental measure to control its exposure to market risks both in its trading business and in the management of balance sheet risks. On the other hand, specific indicators are used for each type of risk that the Group manages on an active basis, namely the interest-rate, exchange-rate, liquidity, equity, non-directional and basis risks.

      The limits to market activity are fixed annually as VaR limits as a percentage of own funds, while limits are also set for the maximum allowable figures during and at the end of each day for given positions with regard to a risk factor. Stop-loss limits are also set.

                                  Value at Risk

      Using as its benchmark the principles established by the BIS, the Group has adopted the analytic approach of the VaR in keeping with the RiskMetrics indicator, the value at risk reflecting the estimated loss incurred by the Group's balance sheet as a result of the impact on risk positions assumed of changes to prices or rates, based on the volatility of and correlations between several risk factors, considering a 10-day time horizon and a 99% one-tail test confidence factor.

      VaR is calculated on an aggregate basis and by geographic market area, by currency and by nature of the risk, subject to daily effectiveness and reliability back-testing procedures. Only on 2% of the days during 2001 were the variations of results greater than initially estimated for the VaR, that is, the same as statistically expected for the level of significance employed.

      The following table discloses the components of our value at risk on December 31, 2001:

                                                    Risk factor                         Diversific.
                              --------------------------------------------------------
               Currency        Exchange        Interest
                                 rate            rate         Equities       Total          Effect           VaR
                              ------------   -------------  ------------- ------------   -------------   -------------
                                                            (in thousands of euros)
                 CAD                  --              25             --           25             (15)             10
                 CHF                   9              45             --           54             (15)             39
                 GBP                  22             590             --          612            (405)            207
                 HKD                 160             143             --          303             (92)            211
                 JPY                   6               5             --           11              (4)              7
                 PLN                  13              --             --           13              --              13
                 SEK                  23             129             --          152             (65)             87
                 NOK                   2               -             --            2              --               2
                 DKK                   2               -             --            2              --               2
                 USD                  77           3,152             --        3,229          (1,422)          1,807
                 EUR                  --          24,696            945       25,641         (17,556)          8,085
                              ------------   -------------  ------------- ------------   -------------   -------------
           Total                     314          28,785            945       30,044         (19,574)         10,470
                              ------------   -------------  ------------- ------------   -------------   -------------
           Diversification
            effect                  (205)        (21,551)           (93)     (21,849)         18,624          (3,225)
                              ------------   -------------  ------------- ------------   -------------   -------------
           VaR                       109           7,234            852        8,195            (950)          7,245
                              ============   =============  ============= ============   =============   =============

                              Sensitivity Analyses

      In addition to the VaR indicators, complementary measures are employed within the scope of interest-rate risk analysis, involving analyses of balance sheet sensitivity to parallel shifts of the yield curve. These analyses are performed monthly and cover not only the Group institutions in Portugal but also the Group's branches and subsidiaries abroad. As on December 31, 2001, the risk mainly involved positions expressed in euros, yens, sterling, Macao patacas, Hong Kong dollars and US dollars. The impact on the balance sheet of a uniform 1% increase of the yield curve for each of the said currencies amounted to +14.5 million euros, +3.2 million euros, -1.5 million euros, -0.8 million euros and -0.5 million euros respectively, reflecting the conservative risk levels employed.

      Additionally, regular tests are carried out on the effect of major shocks on the Group's balance sheet, based on historic events (historical stress testing). These analyses, particularly appropriate in the event of great market instability or uncertainty as seen in 2001, reflect the small impact of major shocks on the Group's balance sheet, confirming its low exposure to interest-rate risks.

               Statement of Financial Accounting Standards No. 133

      Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (Statement 133), was issued by the Financial Accounting Standards Board in June 1998. Statement 133, which applies only to U.S. GAAP disclosures, and not to the accounting and disclosures in Portugal, standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. Under the standard, BCP is required to carry all derivative instruments in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding it. If certain conditions are met, BCP may elect to designate a derivative instrument as a hedge of exposures to changes in fair values, cash flows, or foreign currencies. If the hedge exposure is a fair value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income (outside earnings) and subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of the gain or loss is reported in earnings immediately. Accounting for foreign currency hedges is similar to the accounting for fair value and cash flow hedges. If the derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change.


      BCP adopted Statement 133 on January 1, 2001 for U.S. GAAP purposes. See note 37 to the Consolidated Financial Statements.

      Liquidity Risk Management

      The liquidity risk reflects the potential inability both to finance assets over appropriate times to maturity and at suitable rates and to liquidate portfolio positions at the proper time and at reasonable prices.

      The Group's liquidity-risk management is centralized in the Lisbon market room, meaning that action on the various markets is more rational and efficient. The liquidity risk is assessed on the basis of the calculation of structural and short-term indicators, complemented by stress tests.

      The introduction of changes to the Bank of Portugal's methodology used in the liquidity reporting tables during 2001 caused the Group to adopt it as the benchmark to evaluate its structural liquidity. The calculation of the internal structural liquidity limits previously used was discontinued, which were based on a methodology similar to that used by the Bank of France. The liquidity ratio, in keeping with the new Bank of Portugal rules, stood at 116% as at December 31, 2001.

      The Group also adopted a set of short-term liquidity indicators and limits (immediate liquidity and quarterly liquidity) that reflect the projection of the main short-term cash inflows and outflows of the head office and branches, meaning that overall liquidity management is coherent with immediate requirements.

      The Group has diversified its financing sources and made its structure more appropriate, through medium- and long-term bond issues on the international markets (under the Euro Medium Term Notes Program, further increased at the end of 2000), commercial paper (through the program begun in 1999) and medium-term structured products (leading to longer terms for customer funds). The three asset securitization operations (bond portfolio, consumer credit and mortgage loans, totaling over 2 billion euros) and the operations designed to increase own funds during the year (the share capital increase and the issue of convertible subordinated bonds and subordinated bonds) also had a positive effect on the Group's liquidity.

      The following table summarizes the most significant components of our cash flows for the periods under review:

                                                2001        2000        1999
                                             ---------   ---------   ---------
                                                   (in thousands of euros)
Net cash applied to operating activities     1,092,750   1,135,852     411,521
Net cash applied to investing activities    (1,357,943) (7,339,305) (5,114,375)
Net cash provided by financing activities      339,517   6,691,532   5,082,364
                                             ---------   ---------   ---------
Net increase in cash and due from banks         74,324     488,079     379,510
                                             =========   =========   =========

      Our primary source of funds is our retail deposit base, which consists primarily of demand and time deposits, securities sold under repurchase agreements and net proceeds from the issuance of debt securities. However, the reduced attractiveness of traditional banking investments, as a consequence of decreasing interest rates, has resulted in channeling individual savings to other instruments with higher expected returns, notably off-balance sheet products such as investment funds and capitalization insurance. Amounts due to customers repayable on demand and with agreed maturity date, securities sold under repurchase agreement and debt securities, which increased by 2,817,727 thousands of euros in 2001, compared to increases of 18,455,231 thousands of euros in 2000 and 2,838,052 thousands of euros in 1999, provide us with a stable base of funding. As on December 31, 2001, 2000 and 1999 these sources of funding accounted for 68.3%, 64.0% and 59.2%, respectively, of our liabilities. Assets under management, influenced by the transfer of business to F&C at the beginning of 2001, following the strengthening of our partnership with Eureko, decreased by 10,261,436 thousands of euros in 2001, compared to increases of 5,746,685 thousands of euros in 2000 and of 767,203 thousands of euros in 1999. Capitalization insurance grew by 984,413 thousands of euros in 2001 (increases of 1,829,243 thousands of euros in 2000 and of 740,970 thousands of euros in 1999). We also supplement our funding requirements with time deposits due to banks, which decreased by 3,258,690 thousands of euros in 2001, after having increased by 5,054,837 thousands of euros in 2000 and by 3,362,459 thousands of euros in 1999.

      At the end of 2001, our total amounts due to banks stood at 13,169,195 thousands of euros, increasing from 16,512,726 thousands of euros at the end of 2000 (11,061,923 thousands of euros at the end of 1999). Our interest-earning deposits and advances to credit institutions amounted to 3,842,417 thousands of euros at year-end 2001, compared to 4,843,341 thousands of euros at the end of 2000 (1,597,648 thousands of euros at the end of 1999). Current net borrowing conditions do not involve liquidity risk as the Group may use its portfolio of Government securities and part of its portfolio of other issuers fixed income securities (approved by the Bank of Portugal) to obtain liquidity through the European Central Bank's liquidity yielding operations.

      Funds raised by the Group are used primarily to provide loans and advances to customers and to invest in securities. In 2001, net loans increased by 1,844,960 thousands of euros (increases of

      17,096,364 thousands of euros in 2000 and of 5,534,169 thousands of euros in 1999). A significant portion of the funds we raise is also used in the purchase of securities (that amounted to 7,449,298 thousands of euros at year-end 2001, compared to 8,331,931 thousands of euros at year-end 2000 and to 4,066,449 thousands of euros at year-end 1999) and in the acquisition of property and equipment (2001: 314,458 thousands of euros; 2000: 212,743 thousands of euros; 1999: 191,512 thousands of euros).

      Portuguese regulations do not establish limits on the ability of consolidated and unconsolidated subsidiaries to transfer funds to the parent company in the form of cash dividends.

      Credit Risk Management

      Credit-risk management is linked to the uncertainty surrounding expected returns either as a result of the inability of the borrower (or the guarantor, if any) to pay or of the inability of the issuer of a security or of the counterparty to meet their obligations.

      See "Item 4. Information on the Bank - E. Additional Specialized Industry Disclosures - Assets - Loan Portfolio" for further information in respect of the structure and quality of the loan portfolio, as well as of its provisioning.

                            Individuals and Companies

      Credit-risk evaluation at BCP is based on models that, in the case of individual customers, mainly involve credit scoring and, in the case of companies, combine information of economic and financial nature with qualitative data, such as the quality of a company's management and organization, its position in the marketplace or the prospects for the sector concerned. Bearing in mind the current corporate situation, special attention is given to inter-company relations, and the Bank has up-to-date information regarding economic groups. Risk evaluation is undertaken from this viewpoint.

      Customers are therefore subjected to internal rating procedures. Loan decisions are entrusted to committees whose composition and duties are clearly set out in specific regulations. In addition to the rating models, there are early warning mechanisms to detect non-performance. All these instruments are periodically reviewed and revised to ensure that their prediction ability is maintained.

      In parallel, there is a regular analysis, from several standpoints, of the quality of the Bank's loan portfolio. Here, the prime focus is on the evolution of the risk profile of the various commercial networks and on the concentration of liabilities, both per customer and per economic group.

      Those responsible for credit management monitor outstanding loans and advances on a continuous basis with a view to preventing any deterioration. Reports are produced centrally to control the maturity of guaranteed accounts, bills not paid and unauthorized overdrafts. These reports are distributed automatically to the various branches, where the manager undertakes credit management and analyses abnormal cases, taking such action as may be required under the regulations.

      Following a given period depending on the type of assets, past-due loans are transferred to credit recovery units that negotiate directly with the customers.

                             International Portfolio

      International loans and advances are subject to the rules established in the International Credit Regulations and are dependent on the appraisal of committees set up in keeping with four decision and responsibility levels.

      The credit policy is clearly conservative and is governed mainly by two documents: Country Limits and Bank Limits. Both the Country and the Bank Limits are fixed on the basis of an evaluation of sundry indicators of quantitative and qualitative nature, using the ratings awarded by the leading agencies.

      Control of exposure to countries and to counterparties and control of exposure limits are undertaken on the basis of information provided systematically by those entities that carry on international loan business (chiefly the BCP branches abroad), among others, and then by central departments. In response to the somewhat uncertain climate surrounding the international markets, BCP further developed its international credit risk control and monitoring methods during 2001 with a view to strengthening its risk management and control.

      The international portfolio involving Country Risk amounted to 1,350 million euros as on December 31, 2001. This was 28% lower than the figure as on December 31, 2000, reflecting the more prudent criteria adopted in the approval of loans with regard both to the profitability of the transactions and to the quality of the loans.

      The structure of this portfolio, in terms of risk, geographic breakdown and times to maturity, reflects this conservative policy that was particularly successful with no past-due loans in 2001.

      As far as types of risk are concerned, there is clearly a predominance of transactions in which the counterparties are banks. Taken together, the banking and the sovereign risks account for the larger part (77%) of the total international loan portfolio.

      With regard to geographic breakdown, there is greater exposure to Country Risk involving Western European Countries, mostly members of the European Union. Adding the exposure to North America, the better Country Risk exposure accounts for 62% of the total portfolio.

      Exposure to Latin America and Asia accounts for 21% of the total portfolio. These are mostly short-term exposures, and just 8% of the total involves maturities of more than three years.

      Market transactions involve credit risk with the various counterparties. In addition to the quantitative limits established in the Market Room Handbook, credit-risk exposure to banking counterparties is assessed though VaR indicators calculated on the basis of probabilities of delinquency within a given time frame, of present and future exposure, and of the likelihood of recovery in the event of delinquency. This indicator is determined using the Monte Carlo simulation method, considering a time horizon of one year and a 99% one-tail test confidence factor.

      Throughout 2001 the overall VaR varied between a minimum of 13.5 million euros and a maximum of 57.6 million euros, the average standing at 26.5 million euros. At the year-end it stood at 33.8 million euros. These figures reflect the good credit risk of the counterparties in market transactions that, as on December 3, 2001, were predominantly short-term transactions (65% up to one year) involving entities with a good rating (99% had a rating not less than Standard & Poor's BBB).

      Operational Risk Management

      Operational risk is understood to be the probability of direct or indirect losses arising from improper internal procedures and systems or from their breakdown, from employee conduct or from external events (natural disasters, for example). These risks are a feature of any activity, routine or otherwise, carried on by the Group.

      The Group seeks to minimize risks through attention given to the strict definition of the structure of the hierarchy, the appraisal of the adequacy and reliability of the automated systems supporting the entire business and the constant endeavor to improve management information. There is also a formal definition of internal control procedures, available to all employees at all times through a special IT application. These procedures ensure that transactions are carried out effectively, that is, suited to the nature and volume of the activities, so as to reconcile commercial requirements with the established rules.

      The definition of the strategic guidelines governing the internal audit of the various institutions of the Group is the responsibility of the chairmen and deputy-chairmen of the boards of directors of the banks and of the chairmen of the boards of directors of the Group's holding companies which, in performing their duties, hold formal meetings to co-ordinate and control related activities.

      Operational risk management at the Group is complemented by emergency plans, by procedures designed to circumscribe any breakdown of the control system and by insurance policies covering property and personal risks.

      In the event of a disaster, there are means to safeguard the continuity of the activity of the various business areas. These are provided with technical and operational instruments that attenuate these risks, both at the central system and at the departmental level. Disaster recovery plans ensure that applications considered critical will be back on stream within a maximum of 18 hours.

Derivative Financial Instruments

Recourse to derivatives is linked to our response to the needs of its customers, to hedging risks inherent in its own business and to proprietary trading, on the basis of the expected evolution of market conditions. Use of derivatives is subject to control mechanisms similar to those employed for the loan and trading portfolios, or, in those cases in which the specific nature of the of the derivatives advises against their breakdown into traditional financial instruments, to special control mechanisms. Market risks are managed on a daily basis and the cash position is reviewed in detail at the weekly meeting of ALCO, the Asset-Liability Management Committee.

The performance of the derivatives portfolio and of the other trading instruments as a whole is assessed for management purposes, taking into account both realized and unrealized results. Internationally accepted methods are employed, including mark to market and cost of carry of the positions.

C.    Research and Development

Not applicable.

D.    Trend Information

The indicators available point to the continuation of the slowdown of economic activity in Portugal in the first quarter of 2002, influenced by: (i) the moderation of private consumption, constrained mostly by the postponement of durable goods consumption and investment in housing, as households redress their savings balances, and by the moderation of retail sales, (ii) by the contraction of private investment, influenced by the fall in investment in transport material and less optimist opinions evidenced in the construction sector, (iii) the efforts to restrain public investment, and (iv) the weakening of demand from euro area trade partners. Economic activity in the remainder of 2002 will be influenced by the timing and size of the recovery in the euro area, by the effort of public spending containment and the policies implemented by the recently elected government, and by the developments in the labor market and financial situation of companies. The Bank of Portugal forecasts that GDP should slowdown to a growth rate of around 1.4% in 2002, and the European Commission forecasts that GDP should increase in the second half of 2002, allowing for a growth rate of 2.3% by 2003.

The slowdown of economic activity since the summer of 2000 has led to the attenuation of several macroeconomic unbalances which had arisen in the past years, namely: the acceleration of prices in 2000 and first half of 2001, which could be supportive of higher inflation expectations; the deterioration of the external account deficit; and the substantial increase of household and corporate indebtedness levels. Inflation decreased in the second half of 2001, standing at 3.7% (year on year) in December 2001, and consumer prices have further decelerated to 3.2% (year on year) in February of 2002. Estimates for the Current and Capital Account balances in 2001 point to the improvement of the trade balance, leading to the decrease of the Current Account deficit in 2001, which, together with the decrease of the Capital Account surplus have led to the stabilization of the Current and Capital Account deficit. As regards indebtedness levels, a slowdown in the loan growth rate was evident in 2001 as the private sector redressed its financial position with household indebtedness approximating 93% of disposable income at the end of 2001.

Loans and advances to the non-monetary sector grew by 11.6% (year on year) in December 2001, and continued to reflect both the deceleration of loans to and the slowdown of credit granted to companies. The slowdown of loans since 2000 followed an adjustment process to a lower interest rate environment (following the nominal convergence of inflation and interest rates to euro area levels, that culminated with the adoption of the single currency) that motivated the credit expansion in the late 1990s, and was triggered by: interest rate increases by the ECB in 2000, more restrictive loan granting criteria by banks, decrease of households' confidence and more restrictive access to subsidies to the purchase of housing. Banking sector interest rates were almost unchanged in the first two months of 2002: interest rates on loans to individuals of more than 5 years (essentially mortgages) seem to have bottomed up in December of 2001, increasing 0.1 percentage points (p.p.) standing at 5.1%; interest rates on loans to companies (91 to 181 days) decreased by 0.1 p.p. standing at 5.1%, and interest rates on time deposits remained at 2.9%.

The Portuguese stock market performed in line with other European equity markets. After a downward trend during the first two months of 2002, the market recovered during March, incorporating expectations of a worldwide economic recovery in the second half of 2002, with the index for the 20 largest listed companies losing 0.5% by the end of the first quarter of 2002.

ITEM  6. Directors, Executive Officers and Employees

A.    Directors and Executive Officers

Information Concerning the Directors

Set forth below are the name, position held with the Bank and year of election of each of the Directors who are the executive management of the Bank:

                                                                                                                Year of   Term of
                      Name                           Date of Birth          Position held with the Bank         election   office
---------------------------------------------      -----------------    --------------------------------------- --------------------
 Jorge Manuel Jardim Goncalves                     4 October 1935       Chairman of the Board of Directors        1985      2002
                                                                        Vice-Chairman of the Board of
 Filipe de Jesus Pinhal                            7 November 1946      Directors                                 1998      2002
                                                                        Vice-Chairman of the Board of
 Christopher de Beck                               7 March 1946         Directors                                 1998      2002
 Alexandre Augusto Morais Guedes de Magalhaes      9 April 1943         Member of the Board of Directors          1994      2002
 Antonio Manuel de Seabra e Melo Rodrigues         3 September 1955     Member of the Board of Directors          1995      2002
 Antonio Manuel Pereira Caldas de Castro
 Henriques                                         2 September 1957     Member of the Board of Directors          1995      2002
 Alipio Barrosa Pereira Dias                       10 March 1943        Member of the Board of Directors          1998      2002
 Alexandre Alberto Bastos Gomes                    7 August 1955        Member of the Board of Directors          2000      2002
 Francisco Jose Queiroz de Barros de Lacerda       24 September 1960    Member of the Board of Directors          2000      2002

Other positions held by each of the Directors of the Bank are as follows:

Jorge Manuel Jardim Goncalves

-   Chairman  of the Board of  Directors  of BCP  Investimento  - Banco  Comercial
    Portugues  de  Investimento,  S.A.
-   Chairman  of the  Board of  Directors  of CrediBanco - Banco de Credito Pessoal, S.A.
-   Chairman of the Board of Directors of Interbanco, S.A.
-   Chairman of the Board of Directors of Banco de Investimento Imobiliario, S.A.
-   Chairman of the Board of Directors of Banco Expresso Atlantico, S.A.
-   Chairman of the Board of Directors of Banco Comercial de Macau, S.A.R.L.
-   Chairman of the Board of Directors of Leasefactor, SGPS, S.A.
-   Chairman of the Board of Directors of ServiBanca - Empresa de Prestacao de Servicos, A.C.E.
-   Chairman of the Board of Directors of Fundacao Banco Comercial Portugues
-   Member of the Board of Directors of EDP - Electricidade de Portugal, S.A.
-   Member of the Board of Directors of ONI SGPS, S.A.
-   Vice-Chairman of Associacao Portuguesa de Bancos, representing Banco Comercial Portugues, S.A.
-   Chairman of the Board of Directors of Banco Portugues do Atlantico (USA), Inc.
-   Chairman of Board of Directors of Eureko, B.V.
-   Member of the Board of Directors of Banco Sabadell, S.A.
-   Member of the Board of Directors of NovaBank, S.A.
-   Member of the Board of Banca IntesaBci, SpA
-   Member of the Board of Management of Seguros e Pensoes Internacional, B.V.
-   Member of the Board of Directors of Association Achmea
-   Member of the Supervisory Board of BIG Bank Gdanski, S.A.
-   Manager of BCP Participacoes Financeiras, SGPS, Sociedade Unipessoal, Lda.
-   Manager of BCP Internacional II, Sociedade Unipessoal, SGPS, Lda.
-   Manager of BPA Internacional, SGPS, Sociedade Unipessoal, Lda.

Filipe de Jesus Pinhal
-   Vice-Chairman of the Board of Directors of Fundacao Banco Comercial Portugues
-   Member of the Board of Directors of ServiBanca - Empresa de Prestacao de Servicos, A.C.E.
-   Member of the Board of Directors of Banco Portugues do Atlantico (USA), Inc.
-   Chairman of the Board of Directors of Fundacao Cupertino de Miranda
-   Chairman of the Board of Directors of Piramide - Estudos e Participacoes, SGPS, S.A.
-   Manager of BCP Participacoes Financeiras, SGPS, Sociedade Unipessoal, Lda.
-   Manager of BCP Internacional II, Sociedade Unipessoal, SGPS, Lda.
-   Manager of BPA Internacional, SGPS, Sociedade Unipessoal, Lda.
-   Manager of SENLOC - Investimentos e Servicos, Lda.
-   Vice-Chairman of the Board of Directors of Banco de Investimento  Imobiliario, S.A.
-   Manager of BII Internacional, SGPS, Lda.

Christopher de Beck
-   Vice-Chairman of the Board of Directors of Fundacao Banco Comercial  Portugues
-   Member of the Board of  Directors  of Banco  Comercial  de Macau,  S.A.R.L.
-   Member of the Board of Directors of Banco Portugues do Atlantico  (USA),  Inc.
-   Member of the Board of Directors of NovaBank, S.A.
-   Member of the Executive Committee of Eureko, B.V.
-   Member of the Board of Directors of F&C Asset Management Holding, B.V.
-   Member of the Supervisory Board of Achmea Bank Holding, N.V.
-   Member of the Supervisory Board of Achmea Hypotheekbank, N.V.
-   Member of the Supervisory Board of Staal Bank, N.V.
-   Member of the Supervisory Board of BIG Bank Gdanski, S.A.
-   Member of the Supervisory Board of Banque BCP, S.A.S.
-   Manager of AF - Investimentos, S.G.P.S., Sociedade Unipessoal, Lda.
-   Manager of BCP Participacoes Financeiras, SGPS, Sociedade Unipessoal, Lda.
-   Manager of BCP Internacional II, Sociedade Unipessoal, SGPS, Lda.
-   Manager of BPA Internacional, SGPS, Sociedade Unipessoal, Lda.
-   Manager of E - Seguros,  SGPS,  Lda.  - Manager  of SENLOC -  Investimentos  e Servicos, Lda.

Alexandre Augusto Morais Guedes de Magalhaes
-   Vice-Chairman of the Board of Directors of BCP Investimento - Banco Comercial Portugues de Investimento, S.A.
-   Member of the Board of Directors of Chemical, S.G.P.S., S.A.
-   Member of the Board of Directors of Fundacao Banco Comercial Portugues
-   Manager of BCP Participacoes Financeiras, SGPS, Sociedade Unipessoal, Lda.
-   Manager of BCP Internacional II, Sociedade Unipessoal, SGPS, Lda.
-   Manager of BPA Internacional, SGPS, Sociedade Unipessoal, Lda.

Antonio Manuel de Seabra e Melo Rodrigues
-   Vice-Chairman of the Board of Directors of ServiBanca - Empresa de Prestacao de Servicos, A.C.E.
-   Member of the Board of Directors of Fundacao Banco Comercial Portugues
-   Member of the Board of Directors of Chemical, S.G.P.S., S.A.
-   Member of the Board of Directors of Banco Portugues do Atlantico (USA), Inc.
-   Member of the Board of Directors of Piramide - Estudos e Participacoes, SGPS, S.A.
-   Manager of BCP Participacoes Financeiras, SGPS, Sociedade Unipessoal, Lda.
-   Manager of BCP Internacional II, Sociedade Unipessoal, SGPS, Lda.
-   Manager of BPA Internacional, SGPS, Sociedade Unipessoal, Lda.
-   Manager of SENLOC - Investimentos e Servicos, Lda.

Antonio Manuel Pereira Caldas de Castro Henriques
-   Chairman of the Board of Directors of Seguros e Pensoes Gere, SGPS, S.A.
-   Member of the Board of Directors of Chemical, S.G.P.S., S.A.
-   Member of the Board of Directors of ServiBanca - Empresa de Prestacao de Servicos, A.C.E.
-   Member of the Board of Directors of Fundacao Banco Comercial Portugues
-   Member of the Board of Directors of Banco Comercial de Macau, S.A.R.L.
-   Member of the Board of Directors of Banco Portugues do Atlantico (USA), Inc.
-   Member of the Executive Committee of Eureko B.V.
-   Member of the Board of Directors of Interamerican Hellenic Insurance, Co.
-   Member of the Board of Directors of Friends First Holding Limited
-   Manager of AF - Investimentos, S.G.P.S., Sociedade Unipessoal, Lda.
-   Manager of BCP Participacoes Financeiras, SGPS, Sociedade Unipessoal, Lda.
-   Manager of BCP Internacional II, Sociedade Unipessoal, SGPS, Lda.
-   Manager of BPA Internacional, SGPS, Sociedade Unipessoal, Lda.

Alipio Barrosa Pereira Dias
-   Member of the Board of Directors of Fundacao Banco Comercial Portugues
-   Manager of BCP Participacoes Financeiras, SGPS, Sociedade Unipessoal, Lda.
-   Manager of BCP Internacional II, Sociedade Unipessoal, SGPS, Lda.
-   Manager of BPA Internacional, SGPS, Sociedade Unipessoal, Lda.
-   Chairman of the Board of Directors of CVP - Sociedade de Gestao Hospitalar, S.A.
-   Chairman of the Board of Auditors of Fundacao Oriente
-   Chairman of the Board of Auditors of Associacao dos Oficiais de Reserva
-   Vice-Chairman of the Board of Directors of Cruz Vermelha Portuguesa
-   Member of the Board of Directors of Fundacao Portuguesa de Cardiologia
-   Manager of VSC - Aluguer de Veiculos sem Condutor, Lda.
-   Curator of Fundacao Cidade de Lisboa
-   Curator of Fundacao O Seculo
-   Member of Junta Casa de Braganca

Alexandre Alberto Bastos Gomes
-   Member of the Board of Directors of Banco Expresso Atlantico, S.A.
-   Member of the Board of Directors of Managerland, S.A.
-   Member of the Board of Directors of ONI, SGPS, S.A.
-   Member of the Board of Directors of Fundacao Banco Comercial Portugues
-   Member of the Board of Directors of Piramide - Estudos e Participacoes, SGPS, S.A.
-   Manager of VSC - Aluguer de Veiculos sem Condutor, Lda.
-   Manager of BCP Participacoes Financeiras, SGPS, Sociedade Unipessoal, Lda.
-   Manager of BCP Internacional II, Sociedade Unipessoal, SGPS, Lda.
-   Manager of BPA Internacional, SGPS, Sociedade Unipessoal, Lda.
-   Member of the Board of Directors of Interbanco, S.A.
-   Member of the Board of Directors of CrediBanco - Banco de Credito Pessoal, S.A.
-   Member of the Board of Directors of Leasefactor, SGPS, S.A.
-   Member of the Board of Directors of SIBS - Sociedade Interbancaria de Servicos, S.A.
-   Member of the Board of Directors of UNICRE - Cartao Internacional de Credito, S.A.

Francisco Jose Queiroz de Barros de Lacerda
-   First Vice-Chairman of BIG Bank Gdanski
-   Member of the Board of Directors of Fundacao Banco Comercial Portugues
-   Manager of BCP Participacoes Financeiras, SGPS, Sociedade Unipessoal, Lda.
-   Manager of BCP Internacional II, Sociedade Unipessoal, SGPS, Lda.
-   Manager of BPA Internacional, SGPS, Sociedade Unipessoal, Lda.

Business Experience of Directors

Jorge Manuel Jardim Goncalves

      Jorge Manuel Jardim Goncalves is the Chairman and Chief Executive Officer of BCP. He holds a degree in Civil Engineering from the University of Oporto. After having lectured at the University of Oporto, Mr. Jardim Goncalves started his banking career at Banco da Agricultura where he held the position of Managing Director by the time the Portuguese banks were nationalized (1974). From 1975 to 1976 he worked with Banco Popular Espanol's subsidiary "Compania de Gestao de Industrias". From July 1977 to June 1985 Mr. Jardim Goncalves was a Director of Banco Portugues do Atlantico, having been elected Chairman and Chief Executive Officer (of Banco Portugues do Atlantico and of Banco Comercial de Macau) in 1979. In 1985 he accepted the invitation to become the Chairman and Chief Executive Officer of a new Bank to be incorporated shortly, BCP.

Filipe de Jesus Pinhal

      Filipe de Jesus Pinhal is currently Vice-Chairman of BCP. He holds a degree in Finance from the Instituto Superior de Ciencias Economicas e Financeiras (Lisbon). Up to 1973 Mr. Pinhal lectured at Instituto Superior de Ciencias Economicas e Financeiras, having started his banking career at Banco da Agricultura and, afterwards, Montepio Geral. In 1985 he left Caixa Geral de Depositos, where he had become Manager, and joined BCP where he was Manager until 1988 when he was elected Managing Director. He was appointed Vice-Chairman in 1996.

Christopher de Beck

      Christopher de Beck is currently Vice-Chairman of BCP. He holds a degree in Economics from the University of Geneve (Switzerland) and a MBA from the European Institute of Business Administration (Fontainebleau, France). After working with Transagraire Portugal, Mr. Beck started his banking career in 1971 at Banco Portugues do Atlantico where he held positions mainly in the international and information technology areas. He was Head of the Operations and Systems Division at Banco Portugues do Atlantico when he joined BCP, where he was elected Managing Director in 1988. Mr. Beck was appointed Vice-Chairman of BCP in 1998.

Alexandre Augusto Morais Guedes de Magalhaes

      Alexandre Augusto Morais Guedes de Magalhaes is currently Managing Director of BCP. He holds a degree in Law from the University of Coimbra. In 1970 Mr. Magalhaes joined Banco Portugues do Atlantico as Deputy Manager in charge of supervising the commercial activities of several groups of branches, with particular responsibility for credit and human and material resources. In 1981 he was appointed Senior Manager responsible for the commercial network of the northern area of Portugal, and he also joined the Managers' Board. In 1985 Mr. Magalhaes joined BCP where he was responsible firstly for the development of the Individuals' area and then for the supervision of the Audit, Telemarketing and Database Management departments. He was elected Managing Director in 1994.

Antonio Manuel de Seabra e Melo Rodrigues

      Antonio Manuel de Seabra e Melo Rodrigues is currently Managing Director of BCP. He holds a degree in Business and Administration from the University of Lisbon. Mr. Rodrigues began his career with KPMG - Peat Marwick as an auditor and consultant in Madrid and London. Manager and later Senior Manager of the Lisbon office, he was responsible for the Banking and Insurance Department. In 1989 he joined BCP as General Manager in charge of Internal Audit and as Group

      Controller. Later he ran the Training and Recruiting Department of the Bank and was Head of the Planning and Research Division of the Group. In 1995 he was appointed as Managing Director of BCP.

Antonio Manuel Pereira Caldas de Castro Henriques

      Antonio Manuel Pereira Caldas de Castro Henriques is currently Managing Director of BCP. He holds a Business Administration degree from the University of Paris IX-Dauphine and a MBA from the Universidade Nova de Lisboa. As well as lecturing in the Economics Faculty of the Universidade Nova de Lisboa from 1979 to 1986, Mr. Henriques also worked in the Financial Division of EPSI - Empresa de Polimeros de Sines and in the RAR Group. He joined BCP in 1988 and has held positions in the following areas: marketing of the Corporate Retail network, asset management, International and Financial Division and NovaRede's co-coordinating division. He was elected Managing Director in 1995 and, from 1998, he is also the Vice-Chairman of Seguros e Pensoes, the Group's holding for insurance.

Alipio Barrosa Pereira Dias

      Alipio Dias is currently Managing Director of BCP. He holds a degree in Economics from the University of Oporto. Mr. Dias lectured the University of Oporto and started his banking career at Banco Borges & Irmao where he headed the Economic Studies Unit from 1974 to 1977. In 1977 he was elected Managing Director of Banco Totta & Acores and was subsequently elected Vice-Chairman. He was Portugal's Secretary of State for Finance from 1978 to 1980 Secretary of State of the Budget from 1981 to 1985 and Vice-Governor of the Bank of Portugal from 1986 to 1988. During the following ten years he was the Chairman and Chief Executive Officer of Banco Totta & Acores and, simultaneously from 1993 to 1997, of Credito Predial Portugues. Mr. Dias joined BCP in 1997 and was elected Managing Director in 1998.

Alexandre Alberto Bastos Gomes

      Alexandre Alberto Bastos Gomes graduated from Oporto University with a degree in Economics. Until 1985 he lectured at the Oporto University, as from 1980, he also took a job with Banco Portugues do Atlantico as a specialist. Between 1986 and 1995 he was responsible for several BCP divisions, and he was also appointed to the Boards of Nacional Factoring (1987-88) and of Banco Banif de Gestion Privada (1994-1996). He was appointed Director of Banco Portugues do Atlantico in 1995 and since 1998 he has had a seat on the Boards of SIBS - Sociedade Interbancaria de Servicos and of UNICRE - Cartao Internacional de Credito. He was elected Director of BCP in 2000.

Francisco Jose Queiroz de Barros de Lacerda

      Francisco Jose Queiroz de Barros de Lacerda graduated from Universidade Catolica Portuguesa in 1982 with a degree in Business Administration. He started his career in 1982 at Locapor where he remained until 1984, when he moved to Unicre to work in the financial area. At this time he lectured at Universidade Catolica Portuguesa. Between 1985 and 1987 he was senior specialist and then Manager of the Financial Assistance and Capital Market Services at Cisf - Companhia de Investimentos e Servicos Financeiros. Following this he joined Hispano Americano Sociedade de Investimentos as Financial Engineering and Capital Market Manager. In 1990 he was elected Director of UIF - Uniao Internacional Financeira, SGPS, and Chairman of the bank's Executive Committee. In 1995 he was elected Director and Chairman of the Executive Committee of Banco Mello and, in 1997, he was appointed Chairman of the Board of Directors. He joined the BCP Group in 2000 as a Director.

B.    Compensation

Directors Compensation

The aggregate amount of compensation paid to all Directors and officers during the fiscal year ended December 31, 2001 was 173,266 thousands of euros, compared to 154,548 thousands of euros in 2000 and to 109,039 thousands of euros in 1999. These amounts do not include contributions to the pension plan, which was 3,387 thousands of euros in 2001 (4,805 thousands of euros in 2000).

In accordance with the by-lawsBy-laws of the Bank, the shareholders at the annual General Meeting can approve a percentage of the profits to be paid to the employees. The Board of Directors decides on the most appropriate criteria of allocation among employees. The payment is charged to reserves in the year in which the payment is made. In 2002, the bonus to paid to the Group's Directors and officers is approximately 5,967 thousands of euros, comparing to 7,517 thousands of euros in 2001 and to 6,171 thousands of euros in 2000.

The aggregate amount of the pension plan accrued on behalf of the Group's directors and officers amounted to 15,850 thousands of euros at the end of 2001 (12,464 thousands of euros at the end of 2000).

C.    Board Practices

Information Concerning the Board

The Board of Directors of the Bank represents the interest of the shareholders and oversees the business and management of the Bank. In accordance with Portuguese law, the bank's By-laws set forth the Board's responsibilities and establish various corporate authorizations. The By-laws also deal with the organization of the Board, which is described below. The shareholders of the Bank have the power to amend the By-laws.The rules for the naming and functioning of the Board are defined in our bylaws.

While the number of corporate board members is not established by the By-laws (which only establish the minimum of seven and a maximum of thirteen members), such number is deemed to be established, in each case, by an election resolution submitting to the shareholders at a General Meeting a list including the names and the number of members to be elected. All Board members are elected by the General Meeting to a three-year term of office until either reelected (one or more times) by the General Meeting or until their death, resignation or incapacity. None of the Directors has a termination of service contract.

Whenever the bylaws do not establish a given number of members of a corporate board, such a number shall be deemed to be established, in each case, by the election resolution, corresponding to the number of members actually elected. This provision shall not prejudice the possibility, during the term of office, of increasing the number of corporate board members up to the respective legal or statutory limit. In the event of a supplementary election, the end of the term of office of the members so elected shall coincide with the end of the term of office of the remaining members of the corporate board in question.

Save in the case of recomposition, the elections for each corporate board shall be by lists, the ballot to be solely in respect of such lists. The lists, indicating the proposing shareholders, must be presented at the company's registered office no later than 30 days prior to the date scheduled for the General Meeting, the agenda of which includes the election of corporate board members, without prejudice to the substitution of members in the event of death or impediment, notice of which must be given immediately accompanied by the necessary information.

A position on any corporate board is incompatible:

- With the exercise of functions, of any nature whatsoever, by appointment to a corporate office or by employment contract, in another credit institution with a registered office in Portugal or with an affiliate or branch in Portugal;

- With direct or indirect ownership of a holding of more than 10% of the share capital or voting rights of another credit institution with a registered office in Portugal or with an affiliate or branch in Portugal; and

- With the exercise of functions of any nature whatsoever, by appointment to a corporate office or by employment contract, in any other commercial company.

The exercise of functions on corporate boards or holdings in companies in which BCP has a direct or indirect holding are excluded from the above incompatibilities, provided that, in the event of exercise of corporate functions, the appointment is effected with the vote of the Bank or of a company controlled by the Bank, or that the Bank or such a company express their agreement.

The incompatibilities referred to above shall constitute an impediment to the exercise of functions in the Bank on the Board of which the person shall have been elected. The impediment lasting for six months, without an end having been put thereto, shall determine loss of office.

The Board of Directors of the Bank holds an ordinary meeting each month, with the presence of all its members. The Board of Directors must meet once a month, extraordinary meetings being held whenever convened by the chairman or by two other directors. The meetings shall be held at the Bank's registered office, unless some other place is selected for the convenience of the Board. The Board may validly adopt resolutions provided a majority of its members is present. For the Board's resolutions to be valid, they must be adopted by a majority of the members present. The chairman or his substitute shall have the casting vote. The directors may arrange to be represented at meetings by another director by means of a letter addressed to the chairman for each meeting. The chairman or his replacement may convene Board meetings by any means whatsoever, including verbally.During 2001, the Board of Directors of the Bank held a total of 26 meetings, of which 12 were ordinary.


Information Concerning Committees of the Board

The Board of Directors of the Bank has appointed the internal audit committee and the compensation committee, which have responsibility for particular corporate matters. There follows a description of each committee and its functions, including the number of Directors serving on such committees and the number of years they have served.[TO COME]

The Executive Committee

[TO COME]

The Internal Audit Committee. This committee is responsible for defining the strategic guidelines for the internal audit program, based on the risk analysis for each period, for the appraisal of the most important auditing issues, namely risk recommendations not yet implemented, for the approval of the global audit program for each year, for analyzing internal customers' satisfaction concerning the internal audit function, for evaluating the efficiency and performance of the Internal Audit Division and for sharing experiences among the Group's institutions as long as audit is concerned. The internal audit committee meets every four months with the presence of all its members, and comprises the Chairman and Vice-Chairmen of the Board of Directors of the Group's Banks, the Chairmen of each of our specialized businesses and the Directors of the credit institutions and ServiBanca who are held responsible for audit. At the end of 2001, the members of the internal audit committee were as follows:

- Jorge Manuel Jardim Goncalves, Chairman the Board of Directors of the Group's Banks;

- Filipe de Jesus Pinhal, Vice-Chairman of the Board of Directors of the Group and of BII;

- Christopher de Beck, Vice-Chairman of the Board of Directors of the Group and Chairman of the Board of Directors of AF Investimentos;

- Alexandre Augusto Morais Guedes de Magalhaes, Vice-Chairman of the Board of Directors of BCP - Investimento;

- Antonio Manuel de Seabra e Melo Rodrigues, Vice-Chairman of the Board of Directors of ServiBanca;

- Antonio Manuel Pereira Caldas de Castro Henriques, Chairman of the Board of Directors of Seguros e Pensoes Gere;

- Alipio Barrosa Pereira Dias, Member of the Board of Directors of the Group responsible for audit;

- Alexandre Alberto Bastos Gomes, Vice-Chairman of the Board of Directors of CrediBanco and Member of the Board of Directors of Leasefactor, Banco Expresso Atlantico, Interbanco and ActivoBank;

The Compensation Committee. According to the By-laws of the Bank, the Compensation Committee is held responsible for the definition of the compensation of the members of the Bank's corporate boards, as well as for setting the social security plan, other compensations and pensions of the members of the Board of Directors. The Compensation Committee, which is normally elected at the same time as the Corporate Boards, is composed of three of the Bank's shareholders and meets once a year. Its current members are:

-     Antonio Manuel Ferreira da Costa Goncalves;

-     Joao Alberto Ferreira Pinto Basto;

-     Pedro Maria Calainho Teixeira Duarte.

D.    Employees.

We employed 14,103 people at the end of 2001, compared to 16,099 people at the end of 2000 and to 10,862 people at the year-end 1999. In keeping with the guidelines related to recruiting, the number of employees we have recruited from outside during 2001 and 2000 was very small. We have given priority to the integration of staff coming from the institutions acquired in 2000 and to conclusion of the staff resizing program, following which headcount decreased by 4,523 people in 2000 and 2001.

Certain terms and conditions of employment in private sector banks in Portugal are negotiated with trade unions. Wage negotiations occur yearly on an industry-wide basis. We have not experienced any material labor problems and we believe that relations with employees are generally satisfactory. Employees benefit from extensive internal training.

Our human resources' policies emphasize the importance of the internal rotation of employees as a means of enhancing staff's motivation, strengthening the coherence of our corporate culture, fostering the spread of relevant experiences throughout the Group and permanently matching employees' skills and interests to the demands of work functions. In average, employees are relocated to new functions every three years.

To ensure optimal internal communication of business goals and achievements, there are regular meetings between employees and management. Each manager is responsible for the guidance, appraisal, motivation and career programming of the employees under his hierarchical responsibility. We have also implemented an employee satisfaction system, which allows measurement on a regular basis of the degree of satisfaction of each employee with his responsibilities and with the Bank.

E.    Share Ownership

On December 31, 2001, the total number of BCP shares owned by Directors of the Bank and members of governing bodies, and their spouses, was 10,252,574 shares or 0.4% of total outstanding shares, comprising the following persons:

                                                                Number of Shares
                                                                ----------------
Jorge Manuel Jardim Goncalves                                          3,507,000
Filipe Jesus Pinhal                                                      782,500
Christopher de Beck                                                      496,414
Joao Luis Ramalho de Carvalho Talone                                     453,253
Pedro Manuel Rocha Libano Monteiro                                       780,000
Alexandre Augusto M. Guedes Magalhaes                                    845,063
Antonio Manuel Seabra Melo Rodrigues                                     578,449
Antonio Manuel P. C. Castro Henriques                                    449,981
Alipio Barrosa Pereira Dias                                              100,000
Alexandre Alberto Bastos Gomes                                           172,792
Miguel Jose Ribeiro Cadilhe                                              110,000
Rui Fernando Cunha do Amaral Barata                                       32,928
Francisco Jose Queiroz de Barros de Lacerda                               80,000
Ricardo Bayao Horta                                                      118,173
Mario Augusto Paiva Neto                                                  29,733
Mario Branco Trindade                                                     41,085
Maria d'Assuncao Jardim Goncalves (a)                                  1,515,000
Teresa Maria A. Moreira Rato Beck (a)                                        639
Maria Graca G. Rocheta Carvalho Talone (a)                                 1,174
Maria Rosario F. C. M. Libano Monteiro (a)                                 1,110
Julia Maria Guedes Magalhaes (a)                                             886
Barbara Janet Gray Rodrigues (a)                                          37,267
Maria Rosario Salema G. Castro Henriques (a)                             115,280
Maria Manuel Felix F. F. Pereira Dias (a)                                    640
Rosa Amelia Moutinho Martins Barbosa (a)                                     987
Maria Madalena Barros Lima Ivo Barata (a)                                    982
Maria Flora Silva M. Paiva Neto (a)                                        1,238
-------------------
(a) Spouse

ITEM  7. Major Shareholders and Related Party Transactions

A.    Major Shareholders

The following tables disclose our main shareholders for the last three years.

To the best of our knowledge and belief, no person or entity holds or controls, and there is no official arrangement for the control of, 5% or more of our share capital, except for the holders of shares representing such percentage or more disclosed below:

On March 12, 2002                                                                Number of Shares      Percentage held
                                                                                -------------------   -------------------
Caixa Geral de Depositos                                                            139,602,893                6.0%
IntesaBci SpA                                                                       114,133,867                4.9%
UIF Uniao Internacional Financeira SGPS                                             106,517,326                4.6%
Eureko Portugal SGPS                                                                 84,242,363                3.6%
Bansabadell Holding NV                                                               78,163,242                3.4%
Citibank London (General UK Residents Treaty Accounts) (Depositary)                  78,135,227                3.4%
EDP Participacoes SGPS                                                               67,795,976                2.9%
IntesaBci Holding International                                                      58,671,600                2.5%
Companhia de Seguros Mundial Confianca                                               55,509,689                2.4%
State Street Bank and Trust Company (Depositary)                                     51,993,622                2.2%
Achmea Holding NV                                                                    47,053,266                2.0%

On March 20, 2001                                                                Number of Shares      Percentage held
                                                                                -------------------   -------------------
Companhia de Seguros Mundial Confianca                                              175,479,333                8.3%
Banca Intesa SpA                                                                    134,702,432                6.4%
UIF Uniao Internacional Financeira SGPS                                             101,827,349                4.8%
Banco Sabadell                                                                       70,599,516                3.4%
Eureko Portugal SGPS                                                                 70,252,010                3.3%
Citibank London (General UK Residents Treaty Accounts) (Depositary)                  68,790,132                3.3%
Demco Reinsurance Inv. Com.                                                          64,900,000                3.1%
State Street Bank and Trust Company (Depositary)                                     55,534,914                2.6%
EDP Participacoes SGPS                                                               50,921,722                2.4%
Banco Comercial Portugues Cayman Islands (Depositary)                                46,001,995                2.2%
Achmea Holding NV                                                                    42,500,000                2.0%

On March 9, 2000                                                                 Number of Shares     Percentage held
                                                                                -------------------   -------------------
Cassa di Risparmio delle Provincie Lombarde SpA                                      86,000,000                8.6%
UIF Uniao Internacional Financeira, S.A.                                             83,287,218                8.3%
Friends Provident Portugal S.G.P.S., S.A.                                            60,090,700                6.0%
State Street Bank and Trust Company (Custody Accounts)                               50,756,864                5.1%
Achmea Holding NV                                                                    42,500,000                4.3%
Aljazerah Investments Limited                                                        33,645,905                3.4%
The Bank of New York (Depositary of ADRs issued)                                     31,839,625                3.2%
Textil Manuel Goncalves S.G.P.S., S.A.                                               23,216,610                2.3%
Joao Manuel Quevedo Pereira Coutinho                                                 21,987,854                2.2%

According to our by-lawsBy-laws, at a General Meeting of Shareholders, the votes exercised by a shareholder, by himself or through a representative (including shareholders that count as one), which exceed 10% of the total of the votes corresponding to the share capital or represented in the general meeting of shareholders shall not be counted. This restriction does not include the votes expressed by a shareholder in the capacity of representative of other shareholders.

B.    Related Party Transactions

We make loans in the ordinary course of our business within our Group and to related parties. Under the Collective Agreement of Labor for Employees of the Portuguese Banking Sector (the "ACTV") which includes substantially all employees of banks operating in Portugal, on application by our employees we make loans to our employees at interest rates fixed under the ACTV for the particular type of loan sought to be obtained. In addition, while it is our policy not to grant loans to Directors, we do grant loans to those of our executive officers who are General Managers and, except for slightly lower interest rates, all of such loans have been granted on substantially the same terms as those prevailing at the time for comparable transactions with other persons and did and do not involve more than the normal risk of collectability or present other unfavorable features.

At December 31, 2001 and May 31, 2002, loans to General Managers amounted respectively to 10,600 and 10,570 thousands of euros, which represented 0.48% and 0.58% of shareholders' equity, compared to 10,638 thousands of euros at the end of 2000 (0.58% of shareholders' equity) and to 6,871 thousands of euros at the end of 1999 (0.38% of shareholders' equity). While we are not required in Portugal to publicly disclose the individual names of these loan recipients and the amounts thereof, we are able to state that most of these loans have been granted for home acquisition.

The following table sets forth the principal balances between the Bank and its main subsidiaries at the end of the last three years:

                                                                                             December 31, 2001
                                                                                -----------------------------------------------
                                                                                 Loans from BCP            Deposits at BCP
                                                                                --------------------    -----------------------
                                                                                          (in thousands of euros)
      Banco Comercial de Macau, S.A.R.L.                                                         --                    326,476
      Banco Expresso Atlantico, S.A.                                                         28,617                     37,716
      Banco de Investimento Imobiliario, S.A.                                             1,849,097                         --
      Banco Internacional de Mocambique, S.A.R.L.                                                --                     34,537
      Banco Mello (Cayman), Ltd                                                              27,517                    268,985
      Banco Mello (Luxembourg), S.A.                                                        108,847                     72,312
      Banque BCP, S.A.S.                                                                         --                    373,142
      BCP Finance Company, Ltd.                                                              22,031                  1,000,000
      BCP Bank & Trust Company (Cayman) Limited                                           2,393,505                  3,306,673
      BCP Finance Bank LTD                                                                   88,808                  6,993,591
      BCP Internacional II SGPS - Sociedade Unipessoal, Lda.                                     --                     70,779
      BCP Investment, B.V.                                                                  261,145                         --
      BPA Internacional SGPS - Sociedade Unipessoal, Lda.                                    11,297                     24,205
      BPABank National Association                                                               --                     51,710
      BPA Overseas Bank, LTD                                                                380,840                  1,582,372
      Chemical S.G.P.S., S.A.                                                                    --                      9,185
      CISF Veiculos - Sociedade de Aluguer , Lda.                                            60,104                         --
      CrediBanco - Banco de Credito Pessoal, S.A.                                           202,900                         --
      Interbanco, S.A.                                                                      179,939                     28,297
      Luso Atlantica - Aluguer de Viaturas, S.A.                                             12,165                          -
      Grupo AF Investimentos                                                                     --                    106,330
      Grupo BCP Investimento                                                                213,511                  1,715,144
      Grupo Leasefactor                                                                   2,552,359                         --
      Mello Capital, Ltd.                                                                        --                     58,110
      Pinto Totta International Finance, Limited                                                 --                    141,211
      Mello Locacao - Comercio e Aluguer, S.A.                                              147,495                         --
      NovaBank, S.A.                                                                         85,399                     17,162
      ServiBanca - Empresa de Prestacao de Servico, ACE                                     438,108                         --
      Other                                                                                  10,939                     46,808
                                                                                --------------------    -----------------------
                                                                                          9,074,623                 16,264,745
                                                                                ====================    =======================

                                                                                             December 31, 2000
                                                                                -----------------------------------------------
                                                                                 Loans from BCP            Deposits at BCP
                                                                                --------------------    -----------------------
                                                                                          (in thousands of euros)
      Banco Comercial de Macau, S.A.R.L.                                                     43,382                    328,426
      Banco Comercial de Mocambique, S.A.R.L.                                                 3,224                     26,115
      Banco Expresso Atlantico, S.A.                                                          5,863                     56,795
      Banco de Investimento Imobiliario, S.A.                                                18,531                     11,702
      Banco Internacional de Mocambique, S.A.R.L.                                                --                     26,878
      Banco Mello (Cayman), Ltd                                                                  --                         --
      Banco Mello (Luxembourg), S.A.                                                         54,982                     67,336
      BCP Finance Company                                                                        --                          1
      BCP Bank & Trust Company (Cayman) Limited                                           1,201,836                  1,836,117
      BCP Empresas, S.G.P.S., Lda.                                                               --                     30,781
      BCP Finance Bank LTD                                                                   42,430                  3,696,907
      BCP International Bank Limited                                                             --                      1,593
      BCP Internacional II, S.G.P.S.                                                             --                         --
          Sociedade Unipessoal, Lda.                                                             --                     12,641
      BII Internacional, S.G.P.S., Lda.                                                          --                        750
      BPA Ireland Investments Incorporated                                                       --                        401
      BPA Internacional S.G.P.S, Sociedade                                                       --                         --
          Unipessoal, Lda.                                                                   10,747                     12,144
      BPA Bank                                                                                   -                      38,183
      BPA Overseas Bank, LTD                                                              1,128,576                  2,511,654
      Chemical S.G.P.S., S.A.                                                                    --                     52,358
      CrediBanco - Banco de Credito Pessoal, S.A.                                           143,147                     15,675
      Finantejo - Sociedade de Desenvolvimento                                                   --                         --
          Regional do Ribatejo, S.A.                                                             --                      2,166
      Interbanco, S.A.                                                                      154,940                     35,187
      Grupo AF Investimentos                                                                  2,669                    130,312
      Grupo Banco Mello Investimentos                                                         3,471                    389,372
      Grupo BCP Investimento                                                                741,565                     85,916
      Grupo Leasefactor                                                                     526,229                      4,391
      Mello Capital, Ltd.                                                                        --                         --
      Pinto Totta International Finance, Limited                                                 --                         --
      Piramide - Estudos e Realizacoes, S.G.P.S., S.A.                                           --                     10,351
      SLAC - Sociedade Luso-Atlantico de                                                         --                         --
          Empreendimentos Comerciais, S.A.                                                    7,775                      1,853
      SLEI - Sociedade Luso Atlantico de                                                         --                         --
          Empreendimentos Industriais, S.G.P.S., S.A.                                         9,840                      2,154
      SPASA - Sociedade de Participacoes                                                         --                         --
         Atlantico, S.G.P.S., S.A.                                                           94,772                      3,062
      SPR - Sociedade Portuguesa de                                                              --                         --
          Capital de Risco, S.A.                                                                 --                      6,338
      Telesotto - Sociedade de Videotex, S.A.                                                    --                      1,398
      BitalPart, B.V.                                                                       301,777                         --
      BPA Bank Limited                                                                        6,293                         --
      BPA Trade Finance e Servicos Lda                                                        6,878                         --
      Mello Locacao - Comercio e Aluguer, S.A.                                               53,160                         --
      NovaBank, S.A.                                                                         76,400                         --
      ServiBanca - Empresa de Prestacao de Servico, ACE                                     282,374                         --
      Other                                                                                   7,426                      3,347
                                                                                -------------------    -----------------------
                                                                                          4,928,286                  9,402,302
                                                                                ===================    =======================

                                                                                             December 31, 1999
                                                                                -----------------------------------------------
                                                                                 Loans from BCP            Deposits at BCP
                                                                                --------------------    -----------------------
                                                                                          (in thousands of euros)
      Banco Comercial de Macau, S.A.R.L.                                                      3,075                      1,953
      Banco de Investimento Imobiliario, S.A.                                               940,082                      3,435
      Banco Internacional de Mocambique, S.A.R.L.                                                --                      8,438
      Grupo Banco Portugues do Atlantico                                                  2,497,609                  5,697,184
      BCP IFSC Limited                                                                           --                      8,806
      BCP Capital Finance Limited                                                                --                         -
      BCP Finance Company                                                                     8,158                     58,451
      BCP Bank & Trust Company (Cayman) Limited                                           2,351,674                  3,366,186
      BCP Empresas, S.G.P.S., Lda.                                                               --                      6,647
      BCP Finance Bank LTD                                                                       --                      1,661
      BCP IF, S.G.P.S., Sociedade
          Unipessoal, Lda.                                                                   17,561                      4,284
      BCP International Bank Limited                                                             --                         -
      BCP Internacional II, S.G.P.S.
          Sociedade Unipessoal, Lda.                                                             --                     25,608
      BCPA - Banco de Investimento, S.A.                                                    614,515                     81,553
      Cisf Dealer - Sociedade Financeira
          de Corretagem, S.A.                                                                    --                     11,479
      CrediBanco - Banco de Credito Pessoal, S.A.                                           139,389                      1,000
      Comercial Imobiliaria, S.A.                                                                --                      1,626
      Grupo AF Investimentos                                                                     --                     62,817
      Seguros e Pensoes Gere, S.G.P.S., S.A.                                                     --                     87,890
      SPR - Sociedade Portuguesa de
          Capital de Risco, S.A.                                                                 --                      2,022
      Luso Atlantica - Aluguer de Viaturas, S.A.                                             36,412                         --
      Grupo Leasefactor                                                                     301,167                         --
      ServiBanca - Empresa de Prestacao
          de Servicos, ACE                                                                    6,157                         --
                                                                                -------------------    -----------------------
                                                                                          6,915,799                  9,431,040
                                                                                ===================    =======================

C.    Interests of Experts and Counsel

Pursuant to Instructions to Item 7.C, the information required by Item 7.C is omitted.

ITEM  8. Financial Information

A.    Consolidated Statements and Other Financial Information

(1) See Index to Consolidated Financial Statements on Page 114 hereof and the Consolidated Financial Statements included as part of this report:

(2) See Index to Consolidated Financial Statements on Page 114 hereof and the Consolidated Financial Statements included as part of this report.

(3) See Index to consolidated Financial Statements on Page 114 hereof and the Independent Auditors Report on Page 115 hereof.

(4) See Index to Consolidated Financial Statements on Page 114 hereof and the Consolidated Financial Statements included as part of this report.

(5) Pursuant to Instructions to Item 8.A.5, the information required by Item 8.A.5 is omitted

(6)   Export sales disclosures

(7)   Legal proceedings

      In the ordinary course of business, BCP and its subsidiaries are defendants or co-defendants in various litigation matters incidental to or typical of the business in which they are engaged. In the opinion of the Bank's management, the ultimate resolution of these legal proceedings would not be likely to have a material adverse effect on the Bank and its subsidiaries' consolidated financial condition and results of operation. [TO COME FROM JOANA PEREIRA DIAS] NONE MATERIAL?

(8)   Dividend payment policy

Pursuant to Article 30 of our bylawsBy-laws:

- Our net income shall be applied as the General Meeting of Shareholders determines, deducting the items that by special law must be used to establish or reinforce reserves or guarantee funds;

- A dividend stabilization reserve shall be established in each fiscal year, up to such limit as the General Meeting of Shareholders determines;

- The General Meeting of Shareholders freely decides by simple majority matters related to the distribution of the profit of the fiscal year, not subject to any obligatory distribution;

- The General Meeting of Shareholders may fix a percentage of profits to be distributed among the employees, it being the responsibility of the Board of Directors to establish the criteria for such distribution.

See "Item 3. Key Information - A. Selected Financial Data - Dividends"

B.    Significant Changes Since Year End

Included in this Report:

See "Item 4. Information on the Bank - A. History and Development of the Bank - Current Year's Significant Developments".

Included in Reports on Form 6-K:

- On March 15, 2002, the Bank filed a report on Form 6-K, dated March 11, 2002, announcing on behalf of its subsidiary BCP International Bank Limited that the Board of Directors of BCP International Bank Limited has on March 8, 2002 declared a dividend on the Company's 8% Non-cumulative Guaranteed Exchangeable Preference Shares, Series A ($25 par value per share), in the amount of $1.0 per share payable on April 2, 2002 to holders of record of the Series A Preference Shares on March 18, 2002;

- On April 3, 2002, the Bank filed a report on Form 6-K, dated April 2, 2002, announcing that the 2001 dividend in the gross amount of 0.15 euro per share approved at the shareholders meeting held on March 18, 2002 would be payable on April 15, 2002 to the holders of record of BCP shares on April 12, 2002;

- On April 24, 2002, the Bank filed a report on Form 6-K, dated April 22, 2002, announcing the publishing and releasing in Portugal of consolidated net income for the three-month period ended March 31, 2002.

ITEM  9. OFFER AND LISTING DETAILS

A.    Listed Securities

Pursuant to Instructions to Item 9.A, all information required by Item 9.A is omitted except for information called for by Item 9.A.4 which follows.

Listed Securities

The ranges of the price of the ADSs on the New York Stock Exchange from 1996 through March 2002 are shown in the following table:

                                       Maximum                    Minimum
                                 ----------------------    ---------------------
                                                   (U.S. dollars)

Annual
           1997                        22.5000                    13.1250
           1998                        36.0000                    20.0000
           1999                        36.6250                    24.2500
           2000                        28.3960                    22.6250
           2001                        26.7000                    16.0000

Quarterly
           2000
           First Quarter               28.3960                    24.3190
           Second Quarter              25.8750                    22.6250
           Third Quarter               26.5000                    25.5000
           Fourth Quarter              26.0000                    24.1250

           2001
           First Quarter               26.7000                    21.9000
           Second Quarter              23.4000                    18.0000
           Third Quarter               20.2900                    16.0000
           Fourth Quarter              20.7000                    18.3500

           2002
           First Quarter               20.2500                    16.0000

Monthly
           December 2001               20.3900                    19.3500
           January 2002                20.2500                    17.6400
           February 2002               28.3800                    26.0000
           March 2002                  27.1300                    24.8800
           April 2002                  18.2500                    16.8500
           May 2002                    17.6900                    16.6000

On December 31, 2001 there were 7,773,339 ADSs outstanding with the then estimated number of ADR beneficial owners being 600.

The following table shows the price ranges of our shares on the Continuous Market System from 1996 through [May 2001]. Prices have been adjusted to take into account capital stock increases resulting from incorporation of reserves and rights issues through the period hereof. Prices prior to November 15, 1999 were also adjusted for the effect of the 5-for-1 stock-split that took place on that date.

On January 1, 1999, the escudo became a member currency of the euro, at a fixed official conversion rate of euros 1.00 to escudos 200.482. Also, All all share prices information presented in the table below periods prior to January 1, 1999 are restated into euros using such the conversion rate of 1.00 euro to 200.482 escudos. While the restatementthis restatement depicts the same trends as would be reflected by the continued use of the escudo, the restated figures are not comparable to other companies' reporting in euros that have been restated from a different currency than the escudo.


                                              Maximum                Minimum
                                         ---------------          --------------
                                                     (Euroseuros)

Annual
           1997                                4.01                    2.03
           1998                                6.71                    3.44
           1999                                5.76                    4.69
           2000                                5.98                    5.10
           2001                                5.74                    3.35

Quarterly
           2000
           First Quarter                       5.90                    5.26
           Second Quarter                      5.58                    5.10
           Third Quarter                       5.98                    5.43
           Fourth Quarter                      5.98                    5.45

           2001
           First Quarter                       5.74                    4.94
           Second Quarter                      5.23                    4.15
           Third Quarter                       4.67                    3.35
           Fourth Quarter                      4.69                    4.01

           2002
           First Quarter                       4.54                    3.64

Monthly
           December 2001                       4.60                    4.37
           January 2002                        4.54                    4.05
           February 2002                       4.09                    3.64
           March 2002                          4.23                    4.00
           April 2002                          4.10                    3.82
           May 2002                            3.84                    3.65

Trading suspensions that took place during the last three years are set forth below. These suspensions were due to relevant facts that the Supervising Authorities thought might interfere artificially with the market value of the shares, according to Portuguese securities law.

- June 18 / 21, 1999: Information given to the market concerning to the intention of BCP to buy Companhia de Seguros Mundial Confianca, an insurance company of the Antonio Champalimaud Group;

- July 19 / 20, 1999: Information given to the market concerning to the intention of BCP to enlarge its offer to the three banks of Antonio Champalimaud Group: Banco Pinto & Sotto Mayor, Credito Predial Portugues and Banco Totta & Acores;

- November 11 / 15, 1999: Corresponding to the period of alteration of the nominal value of BCP shares from 1,000 escudos to 1 euro;

- 2000, January 25 / 26: Information concerning to the merger of Banco Portugues do Atlantico and Banco Mello with BCP;

- March 31 / April 3, 2000: information concerning the agreement BCP made with Caixa Geral dos Depositos in order to buy Banco Pinto & Sotto Mayor. [CONFIRM:] There were no trading suspensions during the last three years.

B.    Plan of Distribution

Pursuant to Instructions to Item 9.B, the information required by Item 9.B is omitted.

C.    Markets

Our shares are listed in Portugal on the official market of the Lisbon Stock Exchange, which is our principal market. We are also currently listed in Germany on the Frankfurter Wertpapierborse, in England on the London Stock Exchange and in the United States on the New York Stock Exchange. See "ItemOur shares are listed on the official market of the Lisbon Stock Exchange, in Portugal, in the Frankfurter Wertpapierborse, since September 14, 1995 and in the London Stock Exchange since October 17, 1996.

Our shares were originally listed in the Lisbon Stock Exchange on September 2, 1987 and since 1988 have been among the most actively traded on the Portuguese Stock Exchanges. In December 1991 the trading of the Portuguese shares started being executed through a national continuous electronic trading system.

In line with the strategy of obtaining listings on the world's major stock exchanges, in 1995 BCP's shares were accepted for listing on the Frankfurter Wertpapierborse. In 1996, BCP became the first Portuguese company to be admitted for listing on the official market of the London Stock Exchange. These operations were aimed at increasing the liquidity and turnover of the Bank's equity and reduce transaction costs for British and German investors and others operating from London or Frankfurt.

We entered into a deposit agreement, dated June 1, 1990, among the Bank, Morgan Guaranty Trust Company of New York, as depositary, and the holders from time to time of ADRs issued thereunder, to establish a depositary arrangement for its shares and filed in July 1990 a Registration Statement on Form 20-F to register the ADSs issued pursuant to such deposit agreement. Trading in such ADSs commenced in the over-the-counter market on a very limited basis on September 9, 1990.

Later we have entered into a Deposit Agreement, dated as of March 12, 1992, among the Bank, the Depositary and the holders from time to time of ADRs issued thereunder. Each ADR issued pursuant thereto may evidence any number of ADSs. ADSs of the Bank have been listed and traded on the New York Stock Exchange
(NYSE) since June 12, 1992. The ADSs represent the right to receive registered shares.

In June 1993, bearer shares were converted into registered bearer and registered shares, thus complying with the new requirements governing Portuguese banks' share capital laid down in the "General Regulatory Framework of Credit Institutions". Despite the fact that the difference in price between the two kinds of shares was not significant, this measure eliminated the potentially destabilizing effects of market segmentation.

As of April 14, 1994, BCP converted its share certificates into fungible securities as defined by the Portuguese law, implying the dematerialization of share certificates and the electronic settlement of the securities traded. This measure simplified custody and recording systems, bringing benefits to shareholders in terms of simplicity and costs of settlement and custody. 9. Offer and Listing Details - A. Listed Securities - Listed Securities".

D.    Selling Shareholders

Pursuant to Instructions to Item 9.D, the information required by Item 9.D is omitted.

E.    Dilution

Pursuant to Instructions to Item 9.E, the information required by Item 9.E is omitted.

F.    Expenses of the Issue

Pursuant to Instructions to Item 9.F, the information required by Item 9.F is omitted.

ITEM  10. Additional Information

A.    Share Capital

Pursuant to Instructions to Item 10.A, the information required by Item 10.A is omitted.

B.    Memorandum and Articles of Association

BCP was established through a notarial deed dated June 25, 1985, inscribed in the Oporto commercial registry under number 40043. The Bank is recorded in the Special Registry of Banks at the Bank of Portugal with registration number 33 and its fiscal identification number is 501525882. Pursuant to Article 3 of its Bylaws, the issuer's corporate purpose is to "engage in banking activities, within such latitude as may be consented."

Any shareholder having directly or indirectly acquired a qualified shareholding in the Bank that would reach or exceed 10%, 20%, 33% or 50% of the capital of the Bank shall communicate such acquisition to the Bank's Board of Directors, within seven business days of the acquisition, evidencing timely compliance with the legally established requirements. The Board of Directors shall forward the communication received together with a copy of the items enclosed therewith to the Chairman of the Board of the General Meeting of Shareholders, who shall inform the General Meeting at the beginning of the first assembly to occur. The acquisition of shares matching or exceeding 2% of the Bank's capital must also be communicated by the respective holder to the Board of Directors within seven business days.

According to the Bank's by-lawsBy-laws, the exercise of functions in any corporate body is incompatible either with the exercise of functions in another credit institution with a registered office in Portugal or having in Portugal any affiliate or branch or with the direct or indirect ownership of a participation exceeding 10% of the share capital or voting rights of another credit institution with a registered office in Portugal or having in Portugal any affiliate or branch. The exercise of the functions of Director is further incompatible with the exercise of functions in any other commercial company, except for the cases of functions in companies in which the Bank directly or indirectly owns a participation, provided that the appointment is effected with the vote of the Bank or of a company controlled by the Bank or that the Bank or such company expresses its consent thereto.

At a General Meeting of Shareholders, the votes expressed by a shareholder, by himself or through a representative (including shareholders as part of a group as described in the By-laws), which exceed 10% of the total votes corresponding to the Bank's capital present or represented in the general meeting of shareholders shall not be counted, as more fully described in the By-laws. However, this restriction does not include the votes expressed by a shareholder in the capacity of representative of other shareholders.

The resolution of the General Meeting of Shareholders shall be passed by a majority of the votes cast, unless in the cases where a qualified majority is required by a legal or statutory provision. Law requires majority of 2/3 of the votes cast, either on first or on second call, regardless of the number of shareholders present or represented at either. Under the bylawsBy-laws of the Bank, the resolutions upon merger, split-up and transformation of the company must be approved by three-fourths of the expressed votes, either on first or on second call, regardless of the number of attending or represented shareholders. The resolution of the dissolution of the Bank may only be passed with a majority representing 75% of the Bank's paid-up share capital. The amendment of both these provisions requires the approval of the qualified majority set forth in each such provisions.

With the aim of allowing shareholders to monitor more closely the development of the Bank's activity and to preserve the autonomy and professionalism of its management, a corporate body was organized. The Senior Board is comprised of the chairmen of other corporate bodies - the General Meeting, the Board of Directors and the Board of Auditors - and by representatives of the shareholders elected for three-year periods at the General Meeting, and can be re-elected one or more times. The Senior Board considers and renders a prior opinion regarding general management policies, plan of activities, budgets and annual investment plans, annual reports and accounts, requests to convene General Meetings and proposals or reports to be submitted thereto, increases in share capital, the co-opting of members of the Board of Directors, change of the registered office, projected splits, mergers and transformations of the Bank and proposals to considerably enlarge or reduce activities or to make substantial organizational changes. The Senior Board shall also provide a prior opinion in respect of such matters as may be submitted to it by the Chairman of the Board of Directors.

C.    Material Contracts

See "Item 19. Exhibits".

D.    Exchange Controls

General

There are no restrictions in Portugal on the import or export of capital and there are also no restrictions on the Bank in foreign exchange dealing with other domestic or foreign institutions subject only to maximum foreign exchange exposure limitations established for banks by the Bank of Portugal.

Acquisition of Shares

Except as described below in "Reporting of Substantial Shareholdings", the acquisition by a non-resident of Portugal of shares of a Portuguese company is not subject to any previously required prior notification by the acquiring person to any Portuguese governmental authority or agency. If the acquisition is considered to be a "foreign investment operation" ("operacao de investimento estrangeiro") as set forth in Decree-law 321/95, of 28 November 1995, the foreign investor and the issuing entity are required to make a post-acquisition informational filing with the competent authority, which is ICEP-Investimentos, Comercio e Turismo de Portugal ("ICEP") within 30 days after the operation being effected. A "foreign investment operation" is defined in such Decree-law as an act or contract made by a non-resident individual or corporate entity which has the purpose or the effect of creating, maintaining or reinforcing stable and long lasting economic links with a Portuguese company. For the purpose of this Decree-law, there is a presumption that a stable and long lasting economic link exists when the total amount of the participation of non-resident individual or corporate entities exceeds 20 per cent. of the share capital of the company or when the participation held by a single non-resident individual or corporate entity exceeds 10 per cent. of the share capital of that company. This filing with ICEP is required for statistical and administrative purposes.

All securities accounts of non-residents of Portugal must be maintained with a Portuguese bank with the opening and monthly activities of such accounts being reported to the Bank of Portugal for statistical purposes. In the case of transactions with the value of 249,398.95 or above that amount, the resident involved in the transaction must provide a statistic information to the Bank of Portugal in a period of 10 business days. Alternatively, the information may be provided by a Bank acting on behalf of its client.

Reporting of Substantial Shareholdings

Prior notification to the Bank of Portugal is required to be made by any investor seeking to acquire or to increase any direct or indirect shareholdings that would reach or exceed 10%, 20%, 33% or 50% of voting rights or of capital of any credit institution (or that in any other way transforms the credit institution into an affiliate company ("filial")), including that of the Bank. Notification is also required for disposition of shares that would reduce the investor's direct or indirect holding below the same thresholds. The Bank of Portugal has a period of three months to object to the proposed acquisition or changes in shareholdings above these thresholds, if it is not demonstrated that the intended shareholder can guarantee prudent management of the credit institution. Previous information is also required to be provided whenever such shareholder wants to drop the shareholding below those thresholds. A subsequent communication by a shareholder effectively acquiring or dropping below such thresholds is also required to be done in a 15 days period.

Under the Portuguese Company Law, any company that is a shareholder holding at least 10% of the share capital of another company must notify such company whenever it acquires or disposes of such company's outstanding share capital. In addition, according to the Portuguese Securities Code ("Codigo dos Valores Mobiliarios"), a shareholder of a public company ("sociedade com o capital aberto ao investimento do publico" or "sociedade aberta") must notify such company, the Securities Market Supervisory Authority ("Comissao do Mercado de Valores Mobiliarios") and the Stock Exchange Authority ("BVLP-Sociedade Gestora de Mercados Regulamentados, S.A.") whenever it acquires 10%, 20%, 1/3, 50%, 2/3 and 90% of the voting rights corresponding to the company's share capital and whenever such shareholder's ownership exceeds or drops below such thresholds (such shareholdings being considered as "qualified shareholdings"). In addition, a shareholder of a listed company has the disclosure obligation referred to above also if it acquires 2% or 5% of the voting rights corresponding to such company's share capital and whenever such shareholder's ownership exceeds or drops below those two thresholds.

The above mentioned information must be provided in a period of 3 days from the date of the acquisition or disposal, as the case may be. The issuing entity is required to, immediately upon such notice, make a public announcement containing such information.

Investment Limitations of Credit Institutions

Under the EC Second Banking Directive, credit institutions are not permitted to have any direct or indirect shareholding which exceeds 15% of its own funds and which represents 10% or more of the capital or voting rights or makes it possible to exercise a significant influence over the management of a company which is not a credit or financial institution. In addition, the total amount of such holdings, which represent 10% or more of the capital or voting rights or permit the exercise of such a significant influence by a credit institution in such non-banking companies, may not exceed 60% of its own funds. The member States may provide that credit institutions can exceed these investment amounts if the excess investment is fully covered by additional capital that is excluded from the calculation of the credit institution's capital ratio. All credit institutions which have investments in non-banking companies exceeding the permitted amounts will have ten years from the effective date of the provisions implementing the Second Banking Directive to reduce their holdings to permissible levels.

Under Portuguese Decree Law 298/92 of 31st December, as amended by Decree Law 246/95 of the 14th of September, by the Decree Law 232/96 of the 5th of December, by the Decree Law 222/99 of the 22nd of June, by the Decree Law 250/2000 of the 13th of October and by the Decree Law 285/2001 of the 3rd of November, credit institutions are not permitted to hold, directly or indirectly, a stake in the capital or other own funds of any non-banking company in an amount which exceeds 15% of its own funds, nor may it own more than 25% of the capital of any single non-financial company. Furthermore, credit institutions are not permitted to invest, in the aggregate, more than 60% of their own funds in significant holdings in non-financial companies engaged in dealing and underwriting and providing investment advice and management and with which they compete. The limits referred in this paragraph shall not apply when a 100% of the amounts by which holding exceed the above limits are covered by own funds and the later are not included in the calculation of the solvency ratio and other ratios or limits which have own funds as a reference. These limits do not apply to shareholding in other credit institutions, financial companies or financial institutions, included in the supervision on a consolidated basis to which the shareholding credit institution is subject to.

Dividends, Interest and Proceeds of Sale

All dividends and interest paid on, and the proceeds of sales in Portugal, of shares and securities held by non-residents of Portugal, may in general be converted into any foreign currency and repatriated abroad subject to the payment of required taxes.

E.    Taxation

The following is a general summary of certain Portuguese and United States federal tax consequences of the purchase, ownership and disposition of ADSs or Shares. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of ADSs or Shares and does not purport to deal with the tax consequences applicable to all categories of investors, some of which may be subject to special rules. In particular, this summary deals only with a U.S. Holder that will hold the ADSs or Shares as a capital asset and who does not own, directly or indirectly, 10% or more of the voting shares of the Bank (including ADSs and Shares) or of any direct or indirect subsidiary of the Bank. This summary does not address the tax consequences to persons who may be subject to special tax rules, such as banks, insurance companies, dealers in securities or currencies, persons that will hold ADSs or Shares as a position in a "straddle" or a "conversion transaction" for U.S. federal income tax purposes, and persons that have a "functional currency" other than the U.S. dollar. Furthermore, this summary does not discuss U.S. federal estate and gift tax considerations or state and local tax considerations. The statements of Portuguese and United States federal tax law set out below are based on the laws in force as of the date of this Annual Report, as well as the income tax treaty between the United States and the Republic of Portugal which entered into force on January 1, 1996 (the "U.S.-Portugal Income Tax Treaty"), and are subject to any changes in United States or Portuguese law or the U.S.-Portugal Income Tax Treaty occurring after the date of this Annual Report, possibly with retroactive effect. At the date of this Registration Statement, there is an income tax treaty in effect between the United States and Portugal but no inheritance or gift tax treaty.

For purposes of this discussion, a "U.S. Holder" is a beneficial owner of ADSs or Shares that is, for federal income tax purposes, a citizen or resident of the United States, a United States corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or an estate or trust the income of which is otherwise subject to United States federal income tax on a net income basis in respect of the ADSs or Shares. The summary does not address the tax consequences to holders that are not U.S. Holders, or who are residents of Portugal for tax purposes, are organized under Portuguese law, or have a "permanent establishment" in Portugal. This summary also does not address the tax consequences to holders of ADSs or Shares under the laws of any country other than the United States and Portugal, nor does it address the possible effect of any tax treaty between Portugal and a country other than the United States on the acquisition, ownership or disposition of ADSs or Shares. Currently there is no precedent under Portuguese law with respect to the tax consequences of the purchase, ownership and disposition of ADRs and ADSs underlying ADRs. Consequently, the Portuguese tax authorities may take a contrary position to the summary referred below with respect to ADRs and ADSs underlying ADRs. Individuals non-resident in Portugal with a permanent establishment in Portugal should consult their tax advisors with respect to the tax consequences under Portuguese law of their purchase, ownership and disposition of ADSs or Shares attributable to such permanent establishment which are not described in the statements of Portuguese tax law set out below.

For purposes of the United States Internal Revenue Code of 1986, as amended (the "Code"), U.S. Holders of ADRs will be treated as owners of Shares underlying the ADSs evidenced by such ADRs.

Portuguese Income Tax

      Non resident entities in Portugal

      Withholding tax on income: under the Portuguese law, cash dividends paid to a non-resident entity in Portugal are subject to a withholding tax at a rate of 25%. Several changes have been introduced by the 2002 Budget Law under which Portuguese withholding tax could apply to pro rata distributions to shareholders with respect to their ADSs or Shares ("Existing Shares") of either Shares or rights ("Rights") to acquire ADSs or Shares. However, insofar, the Portuguese tax authorities have not taken a position on this point.

      Double tax treaty: furthermore, under the US-Portugal Income Tax Treaty, cash dividends paid to a U.S. Holder with a share capital participation of less than 25% are subject to a 15% withholding tax. If the beneficial owner is a company resident in the U.S., that for an uninterrupted period of 2 years prior to the payment of the dividends, owns directly at least 25% of the capital of the company paying the dividends, the withholding tax charged shall be 5%.

      EU Directive n.(0) 90/435/EEC - The Parent Subsidiaries Directive: in accordance with the Parent/Subsidiaries Directive, already introduced in the Portuguese legislation, profits distributed to EU resident companies by Portuguese companies will not be subject to withholding tax, if the non-resident company holds directly at least 25% of the Portuguese company's share capital for two consecutive years. If the two consecutive years requirement is verified after the dividends distribution the non-resident company can apply for the reimbursement of the taxes previously withheld.

      Substitute inheritance and gift tax: in addition to the withholding income tax, under the current Portuguese law gross cash dividends paid on shares of corporations ("Sociedades Anonimas") are subject to withholding of Substitute Gift and Inheritance Tax at a rate of 5%. Shares that have been subject to the Substitute Gift and Inheritance Tax are not subject to Portuguese taxes upon transfer by death or gift.

      Under the State Budget for 2002, dividends distributed by "Sociedades Anonimas" to companies resident in another European Union Member State, falling within the scope of EU Directive n.(0) 90/435/EEC, are not subject to this 5% withholding tax, provided the beneficial owner in the Portuguese dividend-paying company owns at least 25% of the capital of the company paying the dividends and is held for more than 2 years. If the two-year holding period is subsequently attained the EU shareholder may apply for the refund of the tax withheld.

      Resident entities in Portugal

      Withholding tax on income: as for Portuguese residents who are holders of either ADSs or the underlying Shares, the withholding tax on dividends paid was reduced from 25%, in 2001, to 15%, in 2002,which will be included for the computation of the taxable income.

      - Individuals: only 50% of cash dividends distributed by resident companies to individuals will be included in taxable income. This rule replaces the previous tax credit mechanism used to reduce double taxation, abolished from 2002 onwards.

      - Companies: special rules (non applicability of withholding tax and non taxation) are applicable when the resident, being a legal person, is a Portuguese Venture Capital Company or is a Portuguese Holding Company ("SGPS"). Other types of companies benefit from the same regime if they maintain a participation of more than 10% of the "traded" dividend-paying company for a period of at least 1 consecutive year. When the 10% minimum shareholding and the 1 year conditions are not met, 50% of the gross cash dividends distributed will be taxable at the level of the shareholder. This replaces the previous tax credit mechanism used to reduce domestic double taxation, which was revoked in 2002.

      Substitute Inheritance and Gift Tax: under Portuguese law, in addition to the withholding income tax, gross cash dividends paid on shares of corporations ("Sociedades Anonimas") are subject to withholding of Substitute Gift and Inheritance Tax at a rate of 5%. Shares that have been subject to the Substitute Gift and Inheritance Tax are not subject to Portuguese taxes upon transfer by death or gift. Portuguese holding companies ("SGPS") or companies taxed under the special corporate tax regime applicable to Groups of Companies, in the year to which the profit relates, are not subject to withholding of Gift and Inheritance Tax.

Portuguese Capital Gains Tax

The taxable income corresponds to the net positive differences between capital gains and losses as computed for tax purposes on an annual basis. The gain or losses is computed as the difference between the sales proceeds and the acquisition cost, deducted by the cost incurred with the sale. Companies that have held shares for more than 2 years are allowed to adjust the acquisition cost by using official indexation coefficients.

Non-resident entities in Portugal

As referred above, several changes have been introduced in the law, under the state Budget for 2002. As far as movable assets taxation is concerned, Portuguese tax could apply to capital gains resulting from trades effected in ADSs or Rights to purchase ADSs on United States Stock Exchanges or other dispositions outside Portugal of ADSs or ADSs Rights or Shares Rights by a non-resident who has no connection with Portugal other than ownership of ADSs or Rights to purchase ADSs or Shares. However, the Portuguese tax authorities have not taken a position on this point. Notwithstanding, below are set out the general Portuguese tax rules applicable to capital gains derived from the sale of shares.

Individuals: if the holder of Shares is non-resident in Portugal for tax purposes (with no permanent establishment in Portuguese territory to which the capital gains could be allocated), the capital gain arising from the sale of Shares is exempt from tax. This tax exemption is not applicable, and tax will be withheld at a rate of 25%, if the non-resident individual is resident in a "Tax Haven" Country ("black list" published by the Portuguese government in Ministerial order n.(0) 1272/2001 of 9 November ); or the capital gain is obtained with the transfer of a qualified shareholding; or with the transfer of a company whose assets are primarily real estate located in Portuguese territory.

Non-resident individuals should check with their own tax advisers whether there is an applicable Double Taxation Treaty, which could further reduce or eliminate this tax.

The computation of capital gains derived from the sale of shares, acquired after 1 January 2001, should be determined under the FIFO method. Nevertheless, the Portuguese government is authorized to legislate in order for the adoption of the average cost method for computing gains and losses on the purchase and sale of securities.

Companies: if the holder of Shares is a legal entity non-resident in Portugal (with no permanent establishment in Portuguese territory to which the capital gains could be attributed), the capital gain arising from the sale of Shares is exempt from tax. This tax exemption is not applicable if the non-resident entity is held, directly or indirectly, in more than 25% by resident entities in Portugal; or is resident in a "Tax Haven" ("black list" as published by the Portuguese government referred to above) or the capital gain is obtained with the transfer of a qualified shareholding or with the transfer of a company whose assets are primarily real estate located in Portuguese territory.

A transferor non-resident in Portugal transferring Shares in a transaction subject to Portuguese capital gains tax must appoint a representative in Portugal to file an income tax return with the Portuguese tax authorities on behalf of the transferor. However, non-resident entities should check with their own tax advisers whether there is an applicable Double Taxation Treaty, which could reduce or eliminate the applicable tax.

A legal entity non-resident in Portugal will be subject to tax on capital gains arising from the sale of Shares or ADSs or Rights to purchase ADSs or Shares attributable to a Portuguese permanent establishment at a rate of up to 33% (30% income tax plus an additional municipal surcharge - "derrama" - of up to 3% for local taxes where applicable).

A U.S. Holder of ADRs choosing to exchange ADSs for the underlying Shares may be liable for tax on any capital gain arising from a subsequent sale or other disposal of such Shares as discussed above.

Resident entities in Portugal

Individuals - Shares acquired before 1 January 2003: capital gains obtained by individual resident taxpayers up to 31 December 2002 are not subject to taxation whenever the shares have been consecutively held for more than 12 months prior to the date of transfer. If the shares have not been held for more than 12 months prior to the date of transfer, individual resident taxpayer will be subject to a taxation at a final rate of 10%, that applies to the net positive difference between capital gain and losses on shares and other securities obtained during the year.

Individuals - Shares acquired on or after 1 January 2003: for shares to be acquired after 31 December 2002, only 50% of the capital gains (or losses) will be included in the taxable income, irrespective of the holding period of the assets. If the taxable gain is less than 2,500 euros, exemption from taxation will be applicable, although it will be considered for the purpose of determine the tax rate applicable to income of other nature. In addition, from this date forward, capital gains will be subject to withholding tax at a flat rate of 10%, in opposition to the previous regime under which the tax rate was applied on definitive basis.

In addition, Portuguese financial intermediaries acting as intermediaries in sales of Shares, are required to apply a 10% withholding tax. For these purpose, financial intermediaries must maintain a current account, per investor, which aim is to control the capital gains obtained and capital losses incurred by investors and also the amounts withheld, whenever applicable. This regime will apply from 1 January 2003 onwards if the capital gain is not exempt from tax as describe above.

The computation of capital gains derived from the sale of shares, acquired after 1 January 2001, should be determined under the FIFO method. Nevertheless, the government is authorized to legislate in order for the adoption of the average cost system as a valuation method for securities.

Companies: a Portuguese resident other than an individual will be subject to tax on capital gains arising from the sale of Shares or ADSs or Rights to purchase ADSs or Shares at a rate of up to 33% (30% income tax plus an additional municipal surcharge - "derrama" - of up to 3% for local taxes where applicable). In respect to gains obtained after 1 January 2002, all companies may exclude from taxation 50% of the capital gains realized on the disposal of shares provided that:

- The reinvestment of the sales proceeds is made in the acquisition of shares in companies or civil companies under commercial form that have their head-office or place of effective management in Portuguese territory.

- The shares have been held for a minimum one year period and those shares represent at least 10% of the company's share capital. This last requirement does not apply to Portuguese Holding Companies ("SGPS") or venture capital companies.

Portuguese Holding Companies ("SGPS"), with regard to capital gains obtained from the sale of shares realized before 1 January 2001, and deferred from taxation due to the application of the previous reinvestment regime, may choose, in alternative to the transitional regime established under the Tax Reform Bill enacted on 1 January 2001, to have 50% of those gains taxed in any year up to that preceding the year of the disposal of those assets. In this case, the taxpayer is no longer obliged to reinvest the proceeds of sale.

Portuguese Substitute Inheritance and Gift Tax

Portuguese Substitute Gift and Inheritance Tax is imposed on Shares gross cash dividends by withholding tax at a rate of 5%. No other Portuguese Substitute Gift and Inheritance Tax is currently imposed on Shares acquired by gift or inheritance. Please refer to the comments set out above.

Other Specific Conditions

In the case of non-residents, withholding of tax on income from shares (dividends) may be subject to a rate between 10% and 15% (5% to US residents in certain conditions as explained above), subject to the applicable conditions and rules, pursuant to a tax treaty to which the Portuguese Republic is a party, when an investor holds the shares directly. However, prospective investors should not anticipate a further reduction in withholding taxes pursuant to a tax treaty when such investors hold ADSs (rather than Shares). The Portuguese Republic has signed several double taxation treaties, including treaties with the following countries: Republic of Austria, the Kingdom of Belgium, the Republic of Brazil, Bulgaria, Cape Verde, Canada, the Republic of China, the Czech Republic, the Republic of Finland, the Republic of France, Germany, the Republic of Hungary, India, the Republic of Ireland, the Republic of Italy, Luxembourg, Macao, Mexico, the Kingdom of Morocco, the Republic of Mozambique, the Netherlands, the Kingdom of Norway, Poland, Romania, Singapore, the South Korea, the Kingdom of Spain, the Swiss Confederation, Tunisia, the United Kingdom, the United States of America and Venezuela. Portugal has also signed double taxation treaties with Cuba, Denmark, Iceland, Greece, Malta, Russia, which are not yet in force. Many others are in negotiation. Therefore, purchasers of the ADSs or Shares should consult their own tax advisers with respect to their qualification for a reduced rate of withholding under a particular tax treaty.

Portuguese Transfer Fees and Taxes

For share transactions which take place on Stock Exchange, the following transfer fees and taxes generally apply:

                  Type of Fee                                     Fee
--------------------------------------       ------------------------------------------------
Stock Exchange Fee                                0.15/ooof trade value for listed shares
Brokerage Fee or Bank Commission (1)              Negotiable
Bank Settlement Fee                               Negotiable
Stamp Duty                                        4% of Bank Settlement Fee and Brokerage Fee

For securities transactions which take place off the market (i.e., over the counter), the following transfer fees and taxes generally apply:

                  Type of Fee                                     Fee
--------------------------------------       ------------------------------------------------
Stock Exchange Fee                                0.5/ooof trade value for listed shares (2) (3)
Brokerage Fee (1)                                 Negotiable
Bank Settlement Fee                               Negotiable
Stamp Duty                                        4% of Bank Settlement Fee and Brokerage Fee

----------

(1) Acquiring legal title to securities requires the participation of a Portuguese official stockbroker or other person authorized under Portuguese law to record the transfer of title. For over the counter trades, a broker may not necessarily be engaged (a financial institution may register the trade) and no brokerage fee would therefore be payable (although other settlement fees may replace it).

(2) With the exception of certain situations like transfer resulting from mergers, divisions, entries in kind or an incorporation of a company or on a capital increase, in which case a fee of 0.15/oowill be applicable.

(3) If the value resulting from the 0.5/oorate being applied to the value of the transaction is above 200,000 euros, the fee due will be such value of 200,000 euros.

Such fees will also apply upon transfer of title to Shares from the Depositary to a holder of ADRs in exchange for the ADSs underlying such ADRs and upon any later sale of such Shares by such holder. In accordance with the terms of the Deposit Agreement, any fees of official Portuguese stockbrokers, Portuguese duties, or other Portuguese taxes or fees which might be payable on future deposits or withdrawals of Shares will be charged by the Depositary to the person to whom ADRs are delivered against such deposits or to whom Shares are delivered upon exchange of ADSs.

No value added tax will be imposed on the transfer of Shares or ADSs.

F.    Dividends and Paying Agents

Pursuant to Instructions to Item 10.F, the information required by Item 10.F is omitted.

G.    Statement by Experts

Pursuant to Instructions to Item 10.G, the information required by Item 10.G is omitted.

H.    Documents on Display

Our bylawsBy-laws, annual reports and other company documents referred to in this annual report information that, according to applicable legislation, shall be available to consultation by shareholders and by the public, can be consultedmay be inspected at our Head Office, at Praca D. Joao I, 28, Oporto.

I.    Subsidiary Information

Pursuant to Instructions to Item 10.I, the information required by Item 10.I is omitted.

ITEM  11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Market Risks".

ITEM  12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Pursuant to Instructions to Item 12, the information required by Item 12 is omitted.

                                     PART II

ITEM  13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM  15. RESERVED

ITEM  16. RESERVED

                                    PART III

ITEM  17. FINANCIAL STATEMENTS

ITEM  18. FINANCIAL STATEMENTS

             INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND EXHIBITS

                                                                                          Page
Report of Independent Public Accountants                                                  115

Consolidated Balance Sheets - December 31, 2001 and 2000                                  116

Consolidated Statements of Income - Years Ended December 31, 2001, 2000 and 1999          117

Consolidated Statements of Cash Flows - Years Ended December 31, 2001, 2000 and 1999      118

Consolidated Statement of Changes in Shareholders' Equity - Years Ended
December 31, 2001, 2000 and 1999                                                          119

Notes to Consolidated Financial Statements - Years Ended December 31, 2001 and 1999       120

                              [LETTERHEAD OF KPMG]

                        BANCO COMERCIAL PORTUGUES, S.A.

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of BANCO COMERCIAL PORTUGUES, S.A.

We have audited the accompanying consolidated balance sheets of Banco Comercial Portugues, S.A. and subsidiaries (The "Banco Comercial Portugues Group") as of December 31, 2001 and 2000, and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the years in the three year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Banco Comercial Portugues Group at December 31, 2001 and 2000, and the results of its operations and the cash flows for each of the years in the three year period ended December 31, 2001, in conformity with generally accepted accounting principles in Portugal, as referred to in note 1 to the financial statements.

The financial statements have been prepared in accordance with generally accepted accounting principles in Portugal. The generally accepted accounting principles in Portugal vary in certain respects from accounting principles generally accepted in the United States of America. The application of accounting principles generally accepted in the United States of America would have affected the determination of net income for each of the three years ended December 31, 2001 and the determination of shareholders' equity at December 31, 2001 and 2000 to the extent summarized in note 37 of the notes to the financial statements.

Lisbon, Portugal
January 22, 2002


/s/ KPMG

KPMG

          BANCO COMERCIAL PORTUGUES, S.A. AND CONSOLIDATED SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                                                              Years ended December 31,
                                                                                --------------------------------------------------
                                                                      Notes            2001             2001             2000
                                                                      ------         ---------        ---------         ---------
                                                                                  (Thousands of
                                                                                   U.S. Dollars)       (Thousands of Euros)
                                                                                     ---------        ---------------------------
ASSETS
   Cash and due from banks                                                           1,425,736        1,601,770         1,527,446
   Deposits with the Central Bank under monetary regulations             2           1,788,024        2,008,790         1,843,030
   Interest-earning deposits and advances to credit institutions         3           3,420,135        3,842,417         4,843,341
   Treasury bills and other government bonds
        Without repurchase agreement                                                   128,773          144,673            32,590
        With repurchase agreement                                                           37               42           218,028
   Treasury stock                                                        16              7,998            8,986           128,875
   Trading account securities                                            4             226,991          255,017           268,768
   Investment account securities                                         5           6,274,819        7,049,566         7,812,545

   Loans and advances to customers                                                  38,660,980       43,434,423        41,496,849
   Allowance for loan losses                                                          (883,444)        (992,522)         (899,908)
                                                                                ---------------  ---------------  ----------------
       Loans and advances to customers, net                              6          37,777,536       42,441,901        40,596,941

   Premises                                                              7             916,556        1,029,723           967,749
   Equipment, other fixed assets and Goodwill                            8             371,147          416,972           368,856
   Sundry assets                                                         9           3,198,233        3,593,116         2,825,678
                                                                                ---------------  ---------------  ----------------
             Total Assets                                                           55,535,985       62,392,973        61,433,847
                                                                                ===============  ===============  ================

LIABILITIES AND SHAREHOLDERS' EQUITY

   Due to banks

        Repayable on demand                                                            359,312          403,676           488,517
        With agreed maturity date                                        10         11,362,588       12,765,519        16,024,209
                                                                                ---------------  ---------------  ----------------
                                                                                    11,721,900       13,169,195        16,512,726
   Due to customers

        Repayable on demand                                                         11,316,109       12,713,301        12,063,972
        With agreed maturity date                                        11         14,227,874       15,984,579        16,596,449
        Securities and other assets sold under repurchase agreement      11            661,496          743,170           259,800
                                                                                ---------------  ---------------  ----------------
                                                                                    26,205,479       29,441,050        28,920,221

   Debt securities                                                       12          9,540,883       10,718,889         8,421,991
   Accrued interest, other liabilities and provisions                    13          2,355,070        2,645,849         2,904,470
   Subordinated debt                                                     14          2,566,691        2,883,598         1,572,984
                                                                                ---------------  ---------------  ----------------
             Total Liabilities                                                      52,390,023       58,858,581        58,332,392
                                                                                ---------------  ---------------  ----------------

   Shareholders' Equity

     Capital stock, fully authorized, subscribed and paid-up             15          2,071,009        2,326,715         2,101,563
     Share premium                                                                     636,602          715,203           170,130
     Retained earnings and reserves                                      17           (760,806)        (854,742)         (451,187)
                                                                                ---------------  ---------------  ----------------
             Total Shareholders' Equity                                              1,946,805        2,187,176         1,820,506
   Minority interests                                                    18          1,199,157        1,347,216         1,280,949
                                                                                ---------------  ---------------  ----------------

             Total Liabilities, Shareholders' Equity and Minority interests          55,535,985       62,392,973        61,433,847
                                                                                ===============  ===============  ================

   The accompanying notes are an integral part of these financial statements

          BANCO COMERCIAL PORTUGUES, S.A. AND CONSOLIDATED SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME

                                                                                               Years ended December 31,
                                                                                               ------------------------
                                                             Notes       2001             2001               2000           1999
                                                             -----       ----             ----               ----           ----
                                                                    (Thousands of
                                                                    U.S. Dollars
                                                                    except for per           (Thousands of Euros except
                                                                    share amounts)              for per share amounts)
                                                                     --------------  ----------------------------------------------
Interest income
    Interest on loans and advances to customers                           2,458,150       2,761,656         2,358,857     1,197,889
    Interest on trading account securities                                   16,100          18,088            14,008         2,532
    Interest on investment account securities                               189,564         212,969           231,455       118,144
    Interest on deposits in banks                                           359,432         403,811           440,486       220,724
                                                                     --------------  --------------    --------------  ------------
                                                                          3,023,246       3,396,524         3,044,806     1,539,289
                                                                     --------------  --------------    --------------  ------------

Interest expense

    Interest on deposits by banks and other financial
      institutions                                                          709,223         796,790           699,533       391,058
    Interest on customers  deposits                                         583,833         655,919           658,830       280,644
    Securities sold under repurchase agreement                               11,453          12,867             3,006         5,237
    Debt securities                                                         515,448         579,090           430,854       106,796
                                                                     --------------  --------------    --------------  ------------
                                                                          1,819,957       2,044,666         1,792,223       783,735
                                                                     --------------  --------------    --------------  ------------

Net interest income                                                       1,203,289       1,351,858         1,252,583       755,554
   Provision for loan losses                                  19            274,775         308,701           307,599       210,420
                                                                     --------------  --------------    --------------  ------------

Net interest income after provision for loan losses                         928,514       1,043,157           944,984       545,134
                                                                     --------------  --------------    --------------  ------------

Other income

    Commissions and fees on banking operations                20            504,696         567,010           639,628       363,559
    Net exchange differences                                  21             34,690          38,973            39,529        30,991
    Net gains / (losses) on trading operations                22            104,494         117,396           175,208       100,453
    Net gains / (losses) on sale of shares in subsidiaries
      and associated companies                                23                 --              --            30,195       392,601
    Other income                                              24            437,068         491,033           555,937       258,311
                                                                     --------------  --------------    --------------  ------------
                                                                          1,080,948       1,214,412         1,440,497     1,145,915
                                                                     --------------  --------------    --------------  ------------

Other expenses

    Salaries                                                  25            584,990         657,218           667,149       419,046
    Pensions                                                                 62,432          70,140            76,771        33,160
    Other administrative costs                                              453,091         509,034           475,231       294,391
    Depreciation / amortisation                               26            131,638         147,891           142,955       127,631
    Other expenses                                            27             54,200          60,892           215,133       218,625
                                                                     --------------  --------------    --------------  ------------
                                                                          1,286,351       1,445,175         1,577,239     1,092,853
                                                                     --------------  --------------    --------------  ------------

    Income before income taxes                                              723,111         812,394           808,242       598,196
    Provision for income taxes                                28             75,173          84,455           129,698        53,941
                                                                     --------------  --------------    --------------  ------------

    Net income                                                              647,938         727,939           678,544       544,255
    Minority interests, net of income taxes                                 (80,345)        (90,265)          (66,879)     (113,868)
                                                                     --------------  --------------    --------------  ------------

    Income from current activity                                            567,593         637,674           611,665       430,387
    Extraordinary cost                                      27 and 29       (58,748)        (66,002)               --            --
    Pre-acquisition net income                                30                 --              --          (106,167)           --
                                                                     --------------  --------------    --------------  ------------

Net income attributable to the Bank                                         508,845         571,672           505,498       430,387
                                                                     ==============  ==============    ==============  ============

Net income per share of capital stock (in units)                               0.22            0.25              0.33          0.43
                                                                     ==============  ==============    ==============  ============
Weighted average shares oustanding                                    2,272,727,852   2,272,727,852     1,551,984,280   998,048,534
                                                                     ==============  ==============    ==============  ============

   The accompanying notes are an integral part of these financial statements

          BANCO COMERCIAL PORTUGUES, S.A. AND CONSOLIDATED SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                        Years ended December 31,
                                                                         ----------------------------------------------------------
                                                                             2001           2001            2000            1999
                                                                         -----------     -----------     -----------     ----------
                                                                       (Thousands of
                                                                        U.S. Dollars)              (Thousands of Euros)
                                                                         -----------     ------------------------------------------
Cash flows arising from operating activities:
    Net income                                                               508,845         571,672         505,498        430,387
                                                                         -----------     -----------     -----------     ----------
    Adjustments to reconcile net income to net
      cash provided by operating activities:
        Depreciation                                                         131,637         147,891         142,955        127,631
        Provision for loan losses and other provisions                       254,801         286,261         378,005        370,555
        (Gains) / Losses on sale of equipment                                 (4,105)         (4,612)           (685)        (2,815)
        Gains on sale of shares in subsidiaries                                   --              --         (30,195)      (392,601)
        Net changes in trading securities                                     12,240          13,751         230,484        (12,198)
        Net changes in treasury bills and other government
            bonds and securities under repurchase agreement                   94,264         105,903         (71,782)       (99,554)
        Bonuses paid to employees                                            (25,026)        (28,116)        (18,428)        (9,884)
                                                                         -----------     -----------     -----------     ----------
    Total adjustments                                                        463,811         521,078         630,354        (18,866)
                                                                         -----------     -----------     -----------     ----------
    Net cash provided to operating activities                                972,656       1,092,750       1,135,852        411,521
                                                                         -----------     -----------     -----------     ----------

Cash flows arising from investing activities:
    Net change in deposits with the Central Bank
      under monetary regulations                                            (147,543)       (165,760)        (75,628)      (115,683)
    Net change in interest-earning deposits
      and advances to credit institutions                                    890,922       1,000,924         863,130        580,293
    Investments securities purchased                                     (11,297,657)    (12,692,570)     (9,955,149)    (6,319,704)
    Proceeds from sale of investment securities                           12,153,702      13,654,311       6,327,258      4,579,637
    Proceeds from investment securities matured                              210,732         236,751       3,629,044      1,739,116
    Net change in loans made to customers                                 (1,893,353)     (2,127,124)     (7,196,176)    (5,710,917)
    Acquisition of shares in subsidiaries                                   (532,089)       (597,785)     (3,494,811)      (506,715)
    Proceeds from sale of shares in subsidiaries                                  --              --       1,850,677      1,041,503
    Acquisition of property and equipment                                   (279,899)       (314,458)       (212,743)      (191,512)
    Proceeds from sale of property and equipment                              28,716          32,261          21,840         43,544
    Other, net                                                              (376,908)       (423,444)        903,253       (253,935)
                                                                         -----------     -----------     -----------     ----------
    Net cash applied to investing activities                              (1,243,377)     (1,396,894)     (7,339,305)    (5,114,375)
                                                                         -----------     -----------     -----------     ----------

Cash flows arising from financing activities:

    Due to banks - Repayable on demand                                       (75,517)        (84,841)        260,822       (505,660)
    Due to banks - With agreed maturity date                              (2,900,560)     (3,258,690)        734,956      3,362,459
    Due to customers - Repayable on demand                                   577,968         649,329         252,976        998,503
    Due to customers - With agreed maturity date                            (544,625)       (611,870)        754,878        (24,518)
    Securities sold under repurchase agreement                               430,248         483,370         251,868       (219,068)
    Proceeds from issuance of debt securities                              2,863,729       3,217,311       5,259,931      2,150,166
    Repayment of debt securities                                            (903,099)     (1,014,604)     (1,091,608)       (67,473)
    Proceeds from issuance of subordinated debt                            1,208,245       1,357,426         250,454         16,250
    Repayment of subordinated debt                                           (46,563)        (52,312)             --         (9,250)
    Increase in capital stock and share premium                              634,818         713,198              --         30,124
    Dividends paid                                                                --              --        (150,000)      (116,000)
    Treasury stock                                                            (7,998)         (8,986)        (83,025)      (225,764)
    Other, net                                                              (899,769)     (1,010,863)        250,280       (307,403)
                                                                         -----------     -----------     -----------     ----------
    Net cash provided by financing activities                                336,877         378,468       6,691,532      5,082,364
                                                                         -----------     -----------     -----------     ----------

  Net increase/(decrease) in cash and due from banks                          66,156          74,324         488,079        379,510

  Cash and due from banks at December 31, 2000, 1999 and 1998              1,359,580       1,527,446       1,039,367        659,857
                                                                         -----------     -----------     -----------     ----------

  Cash and due from banks at December 31, 2001, 2000 and 1999              1,425,736       1,601,770       1,527,446      1,039,367
                                                                         ===========     ===========     ===========     ==========

Supplemental disclosures of cash flow information
  Cash paid during the year for:
     Interest                                                              1,904,812       2,139,998      77,391,289        386,026
     Income taxes                                                             17,637          19,815          46,064         44,711

   The accompanying notes are an integral part of these financial statements

Balance on June 30, 2001

          BANCO COMERCIAL PORTUGUES, S.A. AND CONSOLIDATED SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                                           (Amounts expressed in thousands of Euros)
                                                                          ----------------------------------------
                                                                              Total
                                                          Thousands of    Shareholders'   Capital        Share
                                                          U.S. Dollars       Equity        stock        premium
                                                          -------------   -------------  ---------      ---------
Balance on 31 December, 1998                                1,370,031      1,539,185       982,477       574,601

  Transfers to reserves:
        Legal reserve                                              --             --            --            --
        Statutory reserve                                          --             --            --            --
  Dividends paid                                             (103,252)      (116,000)           --            --
  Distribution to employees                                    (8,798)        (9,884)           --            --
  Increase in share capital by the issue
    of 3,031,000 new shares through  the
    partial conversion of exchangeable
    preference shares (Note 15)                                27,399         30,782        15,119        15,663
  Costs related with the increase in share capital               (253)          (284)           --          (284)
  Redenomination of the share capital (Note 15)                    --             --         2,404        (2,404)
  Net income for the year                                     383,087        430,387            --            --
  Costs related with the stock split                             (333)          (374)           --          (374)
  Costs related with the issuance
    of preference shares                                       (7,121)        (8,000)           --            --
  Goodwill arising on consolidation                           (73,015)       (82,030)           --            --
  Exchange differences arising on consolidation                25,148         28,253            --            --
  Other reserves arising on consolidation                       1,064          1,195            --            --
                                                            ---------      ---------     ---------       -------
Balance on 31 December, 1999                                1,613,957      1,813,230     1,000,000       587,202

  Transfers to reserves:
        Legal reserve                                              --             --            --            --
        Statutory reserve                                          --             --            --            --
  Dividends paid                                             (133,515)      (150,000)           --            --
  Distribution to employees                                   (16,403)       (18,428)           --            --
  Increase in share capital related with exchange
    of BCP shares for shares of BPSM, Atlantico,
    Banco Mello and Imperio and merger of
    Banco Mello and Atlantico on 30 June 2000               4,807,643      5,401,239     1,042,973     4,358,266
  Costs related with the increase in share capital
    and the merger with Atlantico and Banco Mello                (457)          (513)           --          (513)
  Net income for the year                                     449,944        505,498            --            --
  Increase in share capital by the issue
    of 1,665,675 new shares through the
    partial conversion of convertible
    preference shares                                          15,013         16,867         8,308         8,559
  Increase in share capital by the issue of
    BCP shares in exchange for the mortgage
    portfolio of BII                                           29,998         33,702        33,702            --
  Increase in share capital by the issue of
    3,323,947 shares related with the merger
    of BPSM in December, 2000                                  73,317         82,369        16,580        65,789
  Merger reserve on an unconsolidated basis and
    Goodwill on a consolidated basis and merger
    reserve on individual basis with the merger of:

       - Banco Mello, S.A. (BM)                              (541,217)      (608,041)           --      (608,053)
       - Banco Pinto & Sotto Mayor, S.A                    (1,756,787)    (1,973,696)           --    (2,172,942)
       - Banco Portugues do Atlantico, S.A                   (922,389)    (1,036,276)           --    (1,536,019)
       - BMI S.G.P.S, S.A                                      (4,132)        (4,642)           --            --
       - Banco Mello Imobiliario S.A                           (6,176)        (6,938)           --            --
       - Mortgage portfolio of BII                             33,488         37,623            --            --
  Restructuring costs and fair-value adjustments
    resulting from the acquisition of Banco Mello
    and BPSM recorded as goodwill                          (1,063,880)    (1,195,237)           --      (532,159)
  Goodwill arising on consolidation                          (968,341)    (1,087,901)           --            --
  Exchange differences arising on consolidation                17,124         19,238            --            --
  Other reserves arising on consolidation                      (6,754)        (7,588)           --            --
                                                            ---------      ---------     ---------       -------
Balance on 31 December, 2000                                1,620,433      1,820,506     2,101,563       170,130

  Transfers to reserves:
        Legal reserve                                              --             --            --            --
        Statutory reserve                                          --             --            --            --
  Distribution to employees                                   (25,026)       (28,116)           --            --
  Net income for the year                                     508,845        571,672            --            --
  Increase in share capital by the issue of 168,125,003
    new shares for shareholders in March 2001 (note 15)       636,004        714,531       168,125       546,406
  Increase in share capital by the issue of 57,027,325
    new shares through reserves, for
    shareholders in April 2001 (note 15)                           --             --        57,027            --
  Costs related with the increase in share capital             (1,525)        (1,713)           --        (1,333)
  Restructuring costs related to the rationalisation               --
    programme of the banking business (note 29)              (223,805)      (251,438)           --            --
  Goodwill arising on consolidation (note 17)                (555,624)      (624,227)           --            --
  Exchange differences arising on consolidation                32,376         36,374            --            --
  Other reserves arising on consolidation (note 17)           (44,873)       (50,413)           --            --
                                                            ---------      ---------     ---------       -------
Balance on 31 December, 2001                                1,946,805      2,187,176     2,326,715       715,203
                                                            =========      =========     =========       =======

                                                       (Amounts expressed in thousands of Euros)
                                                          ------------------------------
                                                             Legal and    Other reserves
                                                            statutory    and retained
                                                             reserves      earnings
                                                          -------------  ---------------
Balance on 31 December, 1998                                   71,962        (89,855)

  Transfers to reserves:
        Legal reserve                                          14,571        (14,571)
        Statutory reserve                                         898           (898)
  Dividends paid                                                   --       (116,000)
  Distribution to employees                                        --         (9,884)
  Increase in share capital by the issue
    of 3,031,000 new shares through  the
    partial conversion of exchangeable
    preference shares (Note 15)                                    --             --
  Costs related with the increase in share capital                 --             --
  Redenomination of the share capital (Note 15)                    --             --
  Net income for the year                                          --        430,387
  Costs related with the stock split                               --             --
  Costs related with the issuance
    of preference shares                                           --         (8,000)
  Goodwill arising on consolidation                                --        (82,030)
  Exchange differences arising on consolidation                    --         28,253
  Other reserves arising on consolidation                          --          1,195
                                                               ------        -------
Balance on 31 December, 1999                                   87,431        138,597

  Transfers to reserves:
        Legal reserve                                          22,144        (22,144)
        Statutory reserve                                         998           (998)
  Dividends paid                                                   --       (150,000)
  Distribution to employees                                        --        (18,428)
  Increase in share capital related with exchange
    of BCP shares for shares of BPSM, Atlantico,
    Banco Mello and Imperio and merger of
    Banco Mello and Atlantico on 30 June 2000                      --             --
  Costs related with the increase in share capital
    and the merger with Atlantico and Banco Mello                  --             --
  Net income for the year                                          --        505,498
  Increase in share capital by the issue
    of 1,665,675 new shares through the
    partial conversion of convertible
    preference shares                                              --             --
  Increase in share capital by the issue of
    BCP shares in exchange for the mortgage
    portfolio of BII                                               --             --
  Increase in share capital by the issue of
    3,323,947 shares related with the merger
    of BPSM in December, 2000                                      --             --
  Merger reserve on an unconsolidated basis and
    Goodwill on a consolidated basis and merger
    reserve on individual basis with the merger of:

       - Banco Mello, S.A. (BM)                                    --             12
       - Banco Pinto & Sotto Mayor, S.A                            --        199,246
       - Banco Portugues do Atlantico, S.A                         --        499,743
       - BMI S.G.P.S, S.A                                          --         (4,642)
       - Banco Mello Imobiliario S.A                               --         (6,938)
       - Mortgage portfolio of BII                                 --         37,623
  Restructuring costs and fair-value adjustments
    resulting from the acquisition of Banco Mello
    and BPSM recorded as goodwill                              (8,430)      (654,648)
  Goodwill arising on consolidation                                --     (1,087,901)
  Exchange differences arising on consolidation                    --         19,238
  Other reserves arising on consolidation                          --         (7,588)
                                                               ------        -------
Balance on 31 December, 2000                                  102,143       (553,330)

  Transfers to reserves:
        Legal reserve                                         108,239       (108,239)
        Statutory reserve                                       9,926         (9,926)
  Distribution to employees                                        --        (28,116)
  Net income for the year                                          --        571,672
  Increase in share capital by the issue of 168,125,003
    new shares for shareholders in March 2001 (note 15)            --             --
  Increase in share capital by the issue of 57,027,325
    new shares through reserves, for
    shareholders in April 2001 (note 15)                           --        (57,027)
  Costs related with the increase in share capital                 --           (380)
  Restructuring costs related to the rationalisation
    programme of the banking business (note 29)                    --       (251,438)
  Goodwill arising on consolidation (note 17)                      --       (624,227)
  Exchange differences arising on consolidation                    --         36,374
  Other reserves arising on consolidation (note 17)                --        (50,413)
                                                               ------        -------
Balance on 31 December, 2001                                  220,308     (1,075,050)
                                                              =======     ==========

   The accompanying notes are an integral part of these financial statements

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                  Years ended December 31, 2001, 2000 and 1999

1. Accounting policies

a)    Basis of presentation

      Banco Comercial Portugues, S. A. is a public bank, established in Portugal in 1985. It commenced operations on May 5, 1986, and these consolidated financial statements, which have been prepared under the historical cost convention, reflect the results of the operations for the years ended 31 December, 2001, 2000 and 1999. The Bank together with its subsidiary companies is collectively referred to as the Group.

      The years prior to 1998, the Group prepared its consolidated financial statements included in the Form 20-F in accordance with International Accounting Standards. Following discussion with the United States Securities and Exchange Commission, the Group decided that beginning in 1998, its consolidated financial statements for all periods presented would be prepared in accordance with Portuguese Accounting Principles. Such standards provide for the consolidation of the accounts of all subsidiaries, except for those which are engaged in activities which the Bank of Portugal considers dissimilar from the main activity. Accordingly, the Group's insurance subsidiaries are not consolidated but are reflected under the equity method as discussed below.

      Until 30 September 2000, the shareholding in Seguros & Pensoes SGPS and subsidiaries was included in the Group financial statements by the equity method. After this date and resulting from the sale of the shareholding to Eureko, the results of Seguros & Pensoes SGPS are incorporated through the shareholding held in Eureko.

      As it is established in the contractual agreement between the Eureko shareholders, the BCP Group under certain conditions, has an option to, until 1 January 2003, reacquire the shareholding position in Seguros & Pensoes Group at a price to be determined by an independent valuer.

      The financial statements of Banco Comercial Portugues, S.A. have been prepared in accordance with generally accepted accounting principles in Portugal, and in compliance with the Portuguese Plan of Accounts for the Banking Sector, as established by the Bank of Portugal including the application of the Directive N(0). 86 / 635 / EEC regarding the presentation of accounts by banks and financial institutions and the 7th Directive N(0). 84 / 349 / EEC regarding consolidation of accounts.

      The Group's consolidated financial information has been classified in all material respects to comply, as to form, with the disclosure requirements of Article 9 of Regulation S X of the U.S. Securities and Exchange Commission.

      The financial information expressed in U.S. dollars is presented for the convenience of readers and is based on the closing rate of exchange (Noon Buying Rate) at 31 December, 2001 between the U.S. Dollar and the Euro.

b)    Basis of consolidation

      Reference dates

      The Financial Statements reflect the assets, liabilities and results of Banco Comercial Portugues, S.A. and of its subsidiaries, as defined in note 5, as well as the share of results of associated companies, for the years ended 31 December, 2001, 2000 and 1999.

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                  Years ended December 31, 2001, 2000 and 1999

      Investments in subsidiaries

      Investments in financial subsidiaries where the interest in the company's share capital or in the voting rights represents more than 50%, and in which the Group exercises control, are accounted using the purchase method of consolidation.

      The investments in subsidiaries which either have commercial or insurance activities are excluded from consolidation under the purchase method, taking into consideration the decree-law 36/92. These investments are accounted under the equity method of consolidation.

      The investments in companies for which the activity is long term rental, are accounted under the equity method, because of the nature of their activity, based on the accounts prepared in accordance with the Official Plan of Accounts applicable to non-financial companies.

      With the introduction of the Accounting Directive n(0) 25, which sets out the criteria for the accounting of financial and operating leases, the accounting policy applicable to the long term rental companies was changed, and therefore since 1 January 2001, the financial statements of these companies accounted for under the equity method in the consolidated financial statements are based on the criteria set out in the referred Accounting Directive.

      Significant intercompany balances and transactions occurring between companies within the Group are eliminated.

      Investments in associated companies

      Investments in associated companies, in which the share capital interest represents between 20% and 50% and where the Group exercises significant influence are accounted under the equity method. On this basis, the value is equal to the attributable share of income, capital and reserves.

      Investments in associated companies, which are less than 20% owned and in which the Group exercises significant influence through participation in management and definition of business strategy are also accounted for under the equity method. Associated companies in which the Group exercises joint control with other shareholders, are consolidated under the proportional method of consolidation.

      Goodwill

      Goodwill arising on the acquisition of subsidiaries and associated companies is defined as the difference between the cost of the investment and the corresponding share of the fair value of the net assets acquired.

      Until 31 December, 1998, goodwill resulting from the acquisition of shares in subsidiaries and associated companies, if positive is recorded as an asset in Intangible assets, or if negative as a liability, in the year of acquisition, being amortised over its expected useful life, not exceeding twenty years.

      Since 1 January 1999, goodwill resulting from acquisitions is charged directly against reserves in the year of acquisition.

      Resulting from the change of the accounting policy in 1999, on 1 January 2000, unamortised goodwill was charged off against share premium and reserves.

      Investments in foreign subsidiaries

      On consolidation, assets and liabilities of foreign subsidiaries are translated into Euros at the exchange rates ruling at the balance sheet date. The results of overseas subsidiaries are translated at the weighted average rate of exchange for the year. Translation differences arising from the application of year-end exchange rates to the opening net assets of overseas subsidiaries and to the results for the year are dealt with through reserves.

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                  Years ended December 31, 2001, 2000 and 1999

      Other investments

      Investments in companies where the share capital interest represents less than 20% and in which the Group does not exercise significant influence are accounted for at cost and the income from such investments is recognised on a received basis.

c)    Recognition of income and expenses

      Revenues and expenses are recorded on the accrual basis.

      As established by the Bank of Portugal, interest on credit overdue for a period over 30 days not covered by asset-backed guarantees is only recorded as income when received.

      On an unconsolidated basis, profits or losses resulting from the sale of assets between Group companies are recognised in the income statement as long as the transactions are conducted on an arms length basis.

      The accounting policy applied in regard to material loan fees transactions and comissions on guarantees is the accrual of income over their life period.

d)    Specific provisions for loan losses

      The provision against identified doubtful credits is based on the year-end appraisal of overdue loans including the related non overdue amounts and loans subject to restructuring to cover specific credit risks. This provision is shown as a deduction against credit granted.

      The adequacy of this provision is reviewed regularly by the Bank taking into consideration the existence of asset-backed guarantees, the overdue period and the current financial situation of the client.

      The provision calculated under these terms, complies with the requirements established by the Bank of Portugal, in accordance with regulation 3/95, of 30 June, 1995 and regulation 7/2000, of 27 October, 2000.

e)    General provision for possible loan losses

      This provision is established to cover latent bad and doubtful debts which are present in any loan portfolio, including guarantees, but which have not been specifically identified as such. This provision is recorded under provision for liabilities and charges.

      The general provision for possible loan losses is in accordance with regulation 3/95, of 30 June and regulation n(0) 2/99 of 15 January of the Bank of Portugal.

f)    Provision for country risk

      The provision for country risk is in accordance with regulation 3/95, of the Bank of Portugal, and is based on the Instruction 94/96, of 17 June, 1996, of the Bank of Portugal, which indicates the provision which is necessary for credit risk in each country, including the adoption of changes made to paragraph 2.4 of the referred Instruction published in October 1998.

g)    Securitization operations

      The assets, securities and credit portfolio, transferred under securitization programmes are derecognised from the consolidated balance sheet of BCP Group with the respective gain or loss, calculated as the diference between the proceeds from the sale and the book value of the assets transfered, being recognized in the profit and loss account in the period.

      The retained interests, in the form of Notes, acquired by the Group as part of these transactions are accounted for in accordance with the accounting policy described in note 1 h). Other assets acquired are accounted for at acquisition cost.

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                  Years ended December 31, 2001, 2000 and 1999

      As established in the Instruction 27/2000 of the Bank of Portugal, the Group makes provisions in its own financial statements in the same terms as if the loans and securities transferred were accounted in the respective balance sheet up to a maximum amount equivalent to the acquisition cost of the Notes and other assets acquired.

h)    Securities

      Securities are classified according to the following criteria:

      Trading account securities

      These securities are acquired for the purpose of being traded for a term not exceeding six months.

      Fixed income securities are revalued daily at market value, including interest accrued. Interest and the difference on revaluation are recorded as income or expense in the period to which they relate. In the absence of the market value fixed income securities are valued at the acquisition cost plus accrued interest, based on nominal interest rate.

      Variable income securities, which are quoted, are valued at the market value. Unquoted securities are valued at the lower of cost or estimated realisable value.

      Investment account securities

      These securities will not be traded within a six months period from the acquisition date.

      Fixed income securities issued at their nominal value, are recorded at cost. Interest is accrued based on the nominal value and the applicable interest rate for the period. The premium or discount is amortised over the period to maturity.

      As established by the Bank of Portugal in paragraphs 10 and 20 of regulation 3/95, of 30 June, 1995, potential losses resulting from the difference between cost and market value are provided for.

      Shares and bonds are recorded at cost. A provision is created to cover potential losses resulting from the difference between cost and market value.

      In accordance with the Portuguese Plan of Accounts for the Banking Sector provisions are presented in the balance sheet as deductions to the securities portfolio.

      Securities portfolio held to maturity

      These securities are acquired for the purpose of being held to maturity.

      This securities portfolio, includes exclusively fixed income securities, with unchanged interest rate, the `zero coupons' with fixed redemption date and issued by the entities mentioned in section 1.1 of paragraph 15 of the Bank of Portugal regulation 3/95.

      This portfolio only includes securities with a call option if the strike price is at least equal or higher than the nominal value at redemption date. Securities portfolio held to maturity are recorded at cost and interest, is accrued based on the nominal value and the applicable interest rate for the period. The premium or discount is amortised over the period to maturity.

      Trading securities are transferred to the security portfolio held to maturity at market value.

      Investment securities are transferred to the security portfolio held to maturity at the book value net of specific provisions.

      In the transfer of trading and investment securities to the portfolio held to maturity, the difference between the redemption value and the book value is accrued over the period to maturity, and accounted as gains or losses in the statement of income.

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

i)    Foreign exchange and derivatives transactions

      Assets, liabilities and commitments expressed in foreign currency, are accounted in accordance with the following criteria:

      Spot position

      This represents the net balance of assets and liabilities in the same foreign currency, spot transactions awaiting settlement, and forward exchange contracts where the settlement date is in the two subsequent working days.

      This balance is valued daily at the average daily rate. Exchange differences are accounted for as gains or losses in the statement of income.

      Forward exchange position

      This represents the net balance of forward exchange contracts awaiting settlement, excluding those transactions where the settlement date is up to the two subsequent working days.

      These contracts are revalued at the forward exchange rates applicable to their maturities. If these rates are not available, the revaluation is calculated by reference to the interest rates applicable to the contracts' remaining maturities.

      Exchange differences are accounted for as gains or losses in the statement of income in the period in which they occur.

      Cash in hand in foreign currency

      Foreign currency is revalued on a daily basis, using the exchange rates published by the Bank of Portugal. The exchange differences are accounted for as gains or losses in the statement of income.

      Swap transactions

      The spot and forward elements of these transactions are not revalued. The premium or discount is amortised up to maturity, and accounted for as gains or losses in the statement of income.

      The swap transactions are registered in Obligations and future commitments for the notional amount of the contracts, being the amount derecognised in the maturity of the amounts.

      Interest rate swaps

      Interest receivable and payable is accrued over the period of the contract. Trading contracts are valued at market based on discounted cash-flows determined after applying the market rates.

      The interest rate swap transactions are registered in Obligations and future commitments for the notional amount of the contracts, being the amount derecognised in the maturity of the amounts.

      Forward rate agreements (FRA's)

      Forward rate agreements are recorded as future commitments considering the notional amount until the expiring date.

      Trading contracts are marked to market, and the revaluation differences are accounted for as gains or losses in the statement of income, over the period between trading and settlement date.

      Hedging contracts are not revaluated and the interest rate differentials to be paid or received on the settlement date are accrued over the period, and accounted for as gains or losses in the statement of income.

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

      Options and futures

      Trading contracts negotiated in organised markets, are marked to market, and the revaluation differences are accounted for as gains or losses in the statement of income.

      The premium received in options sold is recorded in deferred income until the option is exercised.

      The premium paid in options purchased is recorded in deferred costs being added to the option acquisition cost if the option is exercised, and if not exercised, is accounted for as cost.

      Options sold over-the-counter are revalued at market value with the differences accounted for as gains or losses in the statement of income. Options purchased are recorded at cost until the option is exercised or sold.

      Hedging contracts are not revalued. The results are recorded according to the accounting policy of the assets which are being hedged.

      Trading contracts are marked to market, and the revaluation differences are accounted for as gains or losses in the statement of income, over the period between trading and settlement date.

      Caps and floors

      The amounts received or paid are accrued and recorded as gains related to the interest earning assets and recorded as losses related to the interest bearing liabilities.

j)    Tangible assets

      Fixed assets are recorded at cost or revalued amounts according to the Portuguese regulations. Depreciation is calculated on a straight-line basis, at rates permitted for taxation purposes, in accordance with decree-law 2/90, of 12 January, over the following periods, which do not differ significantly from their estimated useful life:

                                                        Number of years

o     Premises                                             50
o     Expenditure on freehold and leasehold buildings      10
o     Equipment                                            4 to 12
o     Other fixed assets                                   3

      Land and buildings, in use by insurance activity are valued at their current value, which is either the least market value performed within the last five years, in accordance with the methods recognised by the Portuguese Insurance Institute or at acquisition cost or building cost if it has occurred within the last six months.

      Land and buildings, for use, in insurance undertakings are not depreciated, in accordance with the rules established by Portuguese Insurance Institute.

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

k)    Intangible assets

      Research and development expenditure

      Development expenditure in respect of new projects is deferred to future periods and amortised over a three year period as long as the following criteria are satisfied:

      - the product or process is clearly defined and the costs attributable to the product or process can be separately identified;

      - the technical feasibility of the product or process has been demonstrated;

      - the management has indicated its intention to develop and market, or use, the product or process;

      - there is a clear indication of a future market for the product or process or, its usefulness can be demonstrated;

      - adequate resources exist to complete the project and market the product or process.

      Set-up costs and key money (`trespasses')

      In accordance with the Bank of Portugal rules, these costs are amortised over a three year period.

      Goodwill

      Until 31 December, 1998, goodwill arising on the acquisition of subsidiaries and associated companies was recorded as an asset in Intangible assets, being amortised over its expected useful life, not exceeding twenty years, as referred in note 1 b).

      Since 1 January 1999, goodwill resulting from acquisitions is charged directly against reserves in the year of acquisition.

      As at 1 January 2000, unamortised goodwill was written-off against share premium and reserves.

l)    Finance lease transactions

      As lessee

      Finance lease transactions are recorded at the inception date of the lease as an asset and liability, at the fair value of the leased asset, which is equivalent to the present value of the future lease payments.

      Lease rentals are apportioned between the finance charge and amortisation of the capital outstanding.

      The finance charge is allocated to the periods during the lease term so as to produce a constant periodic rate of interest on the remaining liability balance for each period.

      As lessor

      Assets held under finance leases are recorded in the balance sheet as a receivable at an amount equal to the net investment in the lease.

      Lease rentals are apportioned between finance income and the amortisation of the capital outstanding.

      The recognition of finance income reflects a constant periodic rate of return on the investment outstanding in respect of the finance lease.

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

m)    Pension plan

      In accordance with the agreement entered into with its employees, the BCP Group is liable for pensions, including widows and orphans benefits and permanent disability as stipulated in the 'ACTV - Acordo Colectivo de Trabalho Vertical do Sector Bancario'.

      With effect from 1 January, 1998, the BCP Group merged the various Pension Funds into one fund denominated as ' Fundo de Pensoes do Grupo BCP', under which, as long as certain conditions are complied with, complementary non-contractual retirements benefits are attributable to the employees of BCP Group, after due consideration to the requirements of the collective labour agreements applicable to each sector (complementary plan).

      Following the aquisitions of Banco Mello and its subsidiaries and Banco Pinto & Sotto Mayor by the BCP Group during the year 2000, the projected benefits obligations for the employees of the companies of these Groups are covered by the Banco Mello Pension Fund and the Banco Pinto & Sotto Mayor Pension Fund.

      The Group's net obligation in respect of pension plans (defined benefit pension plans) is calculated, separately for each plan, annually at each balance sheet date.

      The calculation is made using the projected unit credit method and following actuarial and financial assumptions in line with the parameters defined by the Bank of Portugal. These assumptions are described in note 37 f).

      The funding policy of the Plan is to make annual contributions by each Group company so as to cover the projected benefits obligations, including the non- contractual projected benefits, at the minimum level required by the Bank of Portugal, which from 31 December 2001 is 100% regarding the liability with pensioners and 95% regarding the employees in service.

      Until 2000, the actuarial losses, which resulted from changes in the amount of either the projected benefit obligation or plan assets resulting from experience different from that assumed and from changes in assumptions, namely in the projected rate of return of fund assets, discount rate for pensions, projected increase in the future compensation levels and mortality rate, were recognized as an expense and financed by the Group companies. Actuarial gains were recognised as income only to the extent that the net cumulative unrecognised actuarial gains exceeded the unrecognised part of the past service cost.

      As established in the Regulation 12/2001 of Bank of Portugal, the unfunded liability determined as at 31 December 2001 in accordance with the Regulation 6/95, resulting from the actuarial gains and losses related with the differences between the actuarial and financial assumptions used in the calculations and the actual amounts obtained, was recognized as an asset and a liability, to be taken to the profit and loss account, from 2002, following the corridor method. The service cost for the year was charged to the profit and loss account in 2001.

      Under the corridor method, from 1 January 2002, the unfunded liability determined as at 31 December 2001, will be taken to profit and loss account, in the amount exceeding 10% of the grater of the projected benefit obligation or the plan assets, over a period of 10 years.

n)    Income tax

      The Banco Comercial Portugues Group companies with head office in Portugal are subject to the Portuguese tax regulations considered in the 'Codigo do Imposto sobre o Rendimento das Pessoas Colectivas - Codigo do IRC'.

      Deferred taxation is provided at the appropriate rates of taxation where there is a reasonable probability that such taxation will become payable in the foreseeable future.

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

o)    Distribution of profits to employees

      In accordance with the By-Laws of the Bank, the shareholders at the Annual General Meeting, approve a percentage of the profits to be paid to the employees.

      The Board of Directors decides on the most appropriate criteria of allocation among employees. In substance, these amounts payable to the employees are considered to be a distribution of profits on the same basis as dividends payable to the shareholders because they are a reallocation of dividend entitlements from the shareholders to the employees.

      This payment is charged to retained earnings in the financial statements.

      In the opinion of the Bank's management, the accounting for the distribution of profits to employees is appropriate under generally accepted accounting principles in Portugal.

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

2. Deposits with the Central Bank under monetary regulations

This balance is analyzed as follows:

                                                       2001              2000
                                                    Euro '000          Euro '000
                                                    ---------          ---------

            Interest-earning deposits:
            Certificates of deposit                   758,203            982,311
            Cash reserves                           1,250,587            860,719
                                                    ---------          ---------
                                                    2,008,790          1,843,030
                                                    =========          =========

      The balance of Cash reserves with the Central banks refers to deposits with the Bank of Portugal to satisfy the legal requirements to maintain a cash reserve for which the value is based on the value of deposits and other liabilities. The requirement under the European Central Bank System for Euro Zone, stipulates the maintenance of a deposit with the Central Bank equivalent to 2% of the average value of deposits and other liabilities, during each reserve requirement period.

      Interest-earning deposits, includes the amounts related to certificates of deposit issued by the Bank of Portugal and subscribed by the Group. These certificates were subscribed in accordance with the maintenance of reserve requirements established by the Portuguese Ministry of Finance, in accordance with regulation 7/94, of 19 October, 1994.

3.    Interest-earning deposits and advances to credit institutions

      This balance is analyzed as follows:

                                                           2001        2000
                                                        Euro '000    Euro '000
                                                        ---------    ---------

      Deposits and advances to credit instituitions
      Credit institutions in Portugal                     679,989      566,404
      Credit institutions abroad                        2,951,318    4,183,716
                                                        ---------    ---------
      Inter-bank Money Market                             342,826      219,362

                                                        3,974,133    4,969,482
      Overdue loans - Less than 90 days                       871           --
      Overdue advances - Amount more than 90 days             559        2,435
                                                        ---------    ---------

                                                        3,975,563    4,971,917
      Specific provision for credit risk                 (133,146)    (128,576)
                                                        ---------    ---------
                                                        3,842,417    4,843,341
                                                        =========    =========

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

Specific provision for credit risk in credit institutions in the Group accounts is analyzed as follows:

                                                                2001           2000
                                                             Euro '000       Euro '000
                                                             ---------       ---------
      The specific provision for overdue advances

      Balance on January 1                                        1,460       15,077
        Transfers resulting from acquisitions / (disposals)          --       20,968
        Charge for the year                                        (636)     (22,572)
        Loans charged-off                                            --      (14,620)
        Exchange rate differences                                    21        2,607
                                                                -------      -------
      Balance on December 31                                        845        1,460
                                                                -------      -------
      The specific provision for country risk
        Balance on January 1                                    127,116       45,216
        Transfers resulting from acquisitions / (disposals)          --       32,884
        Charge for the year                                       5,185       43,951
        Loans charged-off                                            --         (887)
        Exchange rate differences                                    --        5,952
                                                                -------      -------
      Balance on December 31                                    132,301      127,116
                                                                -------      -------
                                                                133,146      128,576
                                                                =======      =======

The transfers resulting from acquisitions or disposals are a consequence of changes in the Group structure. Provisions charges are presented net of amounts recovered.

4.    Trading account securities

This balance is analyzed as follows:

                                                           2001         2000
                                                         Euro '000    Euro '000
                                                         ---------    ---------
      Bonds issued by Government and Public entities:
        Portuguese issuers                                 52,941      161,100
        Foreign issuers                                     5,209       48,529
                                                          -------      -------
                                                           58,150      209,629
      Bonds issued by other entities:
                                                          -------      -------
        Portuguese issuers                                 20,286        6,430
        Foreign issuers                                    58,022       23,399
      Shares in Portuguese companies                        4,346       26,635
      Shares in foreign companies                         114,247        2,755
                                                          -------      -------
                                                          196,901       59,219
                                                          -------      -------
                                                          255,051      268,848
      Unrealized gains                                        602           --
      Unrealized losses                                      (636)         (80)
                                                          -------      -------
                                                          255,017      268,768
                                                          =======      =======

The unrealized losses represent the difference between cost and market value of trading securities.

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

5.    Investment account securities

      Investment securities are stated at cost net of specific provisions. A comparison between the net book value and the market value of the portfolio, as at December 31, 2001 and 2000 is analyzed as follows:

                                                  2001                      2000
                                         ------------------------------------------------
                                         Net book      Market      Net book      Market
                                          value         value        value        value
                                         Euro '000    Euro '000    Euro '000    Euro '000
                                         ---------    ---------    ---------    ---------
      Bonds issued by Government
        and Public entities:
          Portuguese issuers               791,028      792,552    1,009,268    1,011,049
          Foreign issuers                  680,409      681,328      272,362      274,978


                                         1,471,437    1,473,880    1,281,630    1,286,027
                                         ---------    ---------    ---------    ---------
      Bonds issued by other entities:
          Portuguese issuers               411,397      413,189    1,037,187    1,042,791
          Foreign issuers                  631,164      633,723      696,256      698,476
                                         ---------    ---------    ---------    ---------

                                         1,042,561    1,046,912    1,733,443    1,741,267
                                         ---------    ---------    ---------    ---------

      Commercial paper                     769,841      769,841      922,142      922,142
      Shares in Portuguese companies     1,220,655    1,228,031    1,234,946    1,296,367
      Shares in foreign companies        1,777,289    1,777,289    1,813,946    1,813,946
      Investment fund units                518,362      523,892      699,001      713,056
      Certificates of deposit               17,058       17,058        8,787        8,787
      Other securities                     232,363      232,375      118,650      118,680
                                         ---------    ---------    ---------    ---------
                                         4,535,568    4,548,486    4,797,472    4,872,978
                                         ---------    ---------    ---------    ---------
                                         7,049,566    7,069,278    7,812,545    7,900,272
                                         =========    =========    =========    =========

In accordance with the accounting policy 1 g) the securities acquired by the Group as a result of the securitization operations are accounted as investment securities. As referred in note 37 l), as at 31 December 2001, the securities held by the Group amounted to Euros 176,701,000 and the corresponding provision amounted to Euros 28,513,000. In 2001, the securitization operations include bonds, that were registered in the securities portfolio.

The investment account securities for which the net book value is different from market value, as at December 31, 2001 and 2000 are analyzed as follows:

                                                                     2001           2000
                                                                   Euro '000      Euro '000
                                                                   ---------      ---------
      Bonds issued by Portuguese Government and Public entities:
        Net book value                                               791,028      1,009,268
        Provisions                                                       289          1,972
                                                                     -------      ---------
        Book value                                                   791,317      1,011,240
          Unrealized gains                                             1,524          1,781
          Unrealized losses                                             (289)        (1,972)
                                                                     -------      ---------
      Market value                                                   792,552      1,011,049
                                                                     =======      =========

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

                                                              2001            2000
                                                            Euro '000       Euro '000
                                                            ---------       ---------
Bonds issued by foreign Government and Public entities:
   Net book value                                             680,409        272,362
   Provisions                                                     783          1,820
                                                            ---------      ---------
   Book value                                                 681,192        274,182
      Unrealized gains                                            919          2,616
      Unrealized losses                                          (783)        (1,820)
                                                            ---------      ---------
   Market value                                               681,328        274,978
                                                            =========      =========
Bonds issued by other Portuguese entities:
   Net book value                                             411,397      1,037,187
   Provisions                                                  21,419         19,234
                                                            ---------      ---------
   Book value                                                 432,816      1,056,421
      Unrealized gains                                          1,792          5,604
      Unrealized losses                                       (21,419)       (19,234)
                                                            ---------      ---------
   Market value                                               413,189      1,042,791
                                                            =========      =========
Bonds issued by other foreign entities:
   Net book value                                             631,164        696,256
   Provisions                                                  30,674          1,753
                                                            ---------      ---------
   Book value                                                 661,838        698,009
      Unrealized gains                                          2,559          2,220
      Unrealized losses                                       (30,674)        (1,753)
                                                            ---------      ---------
   Market value                                               633,723        698,476
                                                            =========      =========
Shares in Portuguese companies:
   Net book value                                           1,220,655      1,234,946
                                                            ---------      ---------
   Provisions                                                  24,350         32,361
                                                            ---------      ---------
   Book value                                               1,245,005      1,267,307
      Unrealized gains                                          7,376         61,421
      Unrealized losses                                       (24,350)       (32,361)
                                                            ---------      ---------
   Market value                                             1,228,031      1,296,367
                                                            =========      =========
Shares in foreign companies:
   Net book value                                           1,777,289      1,813,946
   Provisions                                                  31,641         33,405
                                                            ---------      ---------
   Book value                                               1,808,930      1,847,351
      Unrealized losses                                       (31,641)       (33,405)
                                                            ---------      ---------
   Market value                                             1,777,289      1,813,946
                                                            =========      =========

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

                                            2001           2000
                                          Euro '000      Euro '000
                                          ---------      ---------
Investment fund units:
  Net book value                           518,362        699,001
  Provisions                                52,263         29,313
                                           -------        -------
  Book value                               570,625        728,314
    Unrealized gains                         5,530         14,055
                                           -------        -------
    Unrealized losses                      (52,263)       (29,313)
                                           =======        =======
  Market value                             523,892        713,056

Other securities:
  Net book value                           232,363        118,650
  Provisions                                    --             14
                                           -------        -------
  Book value                               232,363        118,664
    Unrealized gains                            12             30
    Unrealized losses                           --            (14)
                                           -------        -------
  Market value                             232,375        118,680
                                           =======        =======

The total unrealized gains / (losses) is analyzed as follows:

                                           2001           2000
                                         Euro '000      Euro '000
                                         ---------      ---------
  Total unrealized gains                   19,712         87,727
  Total unrealized losses                (161,419)      (119,872)
  Total provisions                        161,419        119,872
                                       ----------      ---------
                                           19,712         87,727
                                       ==========      =========

The realized gains / (losses) on investment securities available for sale are analyzed as follows:

                                          2001           2000
                                       Euro '000       Euro '000
                                       ---------       ---------
  Proceeds from sales                  13,654,311      6,327,258
                                       ==========      =========

  Realized gains                           80,541        121,239
  Realized losses                          (3,249)       (21,457)
                                       ----------      ---------
                                           77,292         99,782
                                       ==========      =========

On sale, to determine the realized gain or loss, cost is determined on the average cost method.

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

The most significant investments included in Shares in portuguese and foreign companies investments are analyzed as follows:

                                                                       Relation to            2001           2000
Company name                                                            the Group           Euro '000      Euro '000
------------                                                            ---------           ---------      ---------
Shares in Portuguese companies
  AGII - Atlantico Gestao de Investimento Imobiliario, S.A              Subsidiary             38,400         40,145
  BCP - Assessores Financeiros, Lda                                     Subsidiary                114            117
  Cabelauto - Cabos para Automoveis, S.A                                    --                     --          1,746
  Finangeste - Empresa Financeira de Gestao e Desenv., S.A                  --                 14,310         14,994
  Fomento - Sociedade de Gestao, S.G.P.S., S.A                          Subsidiary                 --          3,669
  Grupo EDP - Electricidade de Portugal                                     --                788,479        741,232
  Luso Atlantica - Aluguer de Viaturas, S.A                             Subsidiary                523          2,484
  Mello Locacao - Comercio e Aluguer, S.A                               Subsidiary              2,237             --
  Novafacar - Imobiliaria e Metalurgica, S.A                            Subsidiary                 --         17,482
  Servitrust - Trust Management Service, S.A                            Subsidiary                182          2,149
  SIBS - Sociedade Interbancaria de Servicos, S.A                           --                 11,552         11,736
  Somague - Concessao e Servicos, S.A                                       --                 11,333             --
  Soponata - Sociedade Portuguesa de Navios Tanque, S.A                     --                 15,236             --
  Unicre - Cartao Internacional de Credito, S.A                             --                  6,822          6,435
  VSC - Aluguer de Veiculos sem Condutor, Lda                           Subsidiary              6,144            896
  Investment account securities under local GAAP                            --                320,774        384,334
  Other                                                                     --                 28,899         39,888
                                                                                            ---------      ---------
                                                                                            1,245,005      1,267,307
Provision for investment in subsidiaries and associated                                       (11,541)       (16,793)
Provision for investment securities                                                           (12,809)       (15,568)
                                                                                            ---------      ---------
                                                                                            1,220,655      1,234,946
                                                                                            ---------      ---------

Shares in foreign companies
  Banca Intesa, S.p.A                                                       --                348,732        234,985
  Banco Sabadell, S.A                                                       --                184,392        165,562
  Big Bank Gdanski, S.A                                                 Associated            170,077         70,649
  Corretora Ibersecurities, S.A                                         Associated                 --          1,711
  Eureko, B.V                                                           Associated            799,551      1,295,193
  Friends Provident PLC                                                     --                196,528             --
  Grupo Financiero BITAL, S.A. de C.V                                   Associated             40,623         33,500
  Intertrust, S.A                                                           --                 33,987         16,993
  Seguros e Pensoes International, B.V                                  Subsidiary              8,312          8,375
  Investment account securities under local GAAP                            --                 14,492          6,039
  Other                                                                     --                 12,236         14,344
                                                                                            ---------      ---------
                                                                                            1,808,930      1,847,351
Provision for investment in subsidiaries and associted                                        (31,622)       (33,385)
Provision for investment securities                                                               (19)           (20)
                                                                                            ---------      ---------
                                                                                            1,777,289      1,813,946
                                                                                            ---------      ---------
                                                                                            2,997,944      3,048,892
                                                                                            =========      =========


Under the Portuguese GAAP, the above referred subsidiaries are not permitted to be consolidated due to the nature of their activities.

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

The consolidated financial statements prepared under generally accepted accounting principles in Portugal include the assets, liabilities and the results of Banco Comercial Portugues, S.A. and its financial subsidiaries, as well as the share of results of the Group companies consolidated under the equity method.

As at 31 December, 2001, the BCP Group's subsidiary companies included in the consolidated accounts using the purchase method were as follows:

                                                                                                                     Group
                                                                                                                   ---------
                                            Head               Share                                             %            %
Subsidiary companies                       office             capital   Currency        Activity               control       held
--------------------                       ------             -------   --------        --------               -------       ----
AF Investimentos, S.G.P.S.,                Lisbon            18,000,000  EUR      Holding company               100.0       100.0
Sociedade Unipessoal, Lda.

AF Internacional, S.G.P.S.,                Funchal          100,000,000  PTE      Holding company               100.0       100.0
Sociedade Unipessoal, Lda.

AF Investimentos - Fundos                  Lisbon             5,845,691  EUR      Investment fund management    100.0       100.0
Mobiliarios, S.A.

AF Investimentos - Fundos                  Lisbon               875,000  EUR      Real-estate investment        100.0       100.0
Imobiliarios, S.A.                                                                fund management

AF Investimentos - Gestao de               Lisbon             2,309,233  EUR      Asset management              100.0       100.0
Patrimonios, S.A.

BCP Investimentos Internacional, S.A.      Luxembourg           150,000  EUR      Investment fund management    100.0       100.0

AF Investimentos Internacional, S.A.       Luxembourg           149,639  EUR      Investment fund management    100.0       100.0

Prime Internacional, S.A.                  Luxembourg            75,000  EUR      Investment fund advisory      100.0       100.0

AF Investments, Limited                    George Town      100,000,000  PTE      Investment                    100.0       100.0

M - Conseil, S.A.                          Luxembourg            75,000  EUR      Investment advisory           100.0       100.0

Leasefactor, S.G.P.S., S.A.                Lisbon            62,500,000  EUR      Holding company               100.0       100.0

BCP Factoring, S.A.                        Lisbon            13,750,000  EUR      Factoring                     100.0       100.0

BCP Leasing, S.A.                          Oporto            43,695,000  EUR      Leasing                       100.0       100.0

BCP Investimento - Banco Comercial         Lisbon            75,000,000  EUR      Merchant banking              100.0       100.0
Portugues de Investimento, S.A.

Cisf Imobiliaria - Companhia de            Lisbon             3,000,000  EUR      Real-estate management        100.0       100.0
Investimentos e Gestao de Imoveis, S.A.

BCP Capital - Sociedade de                 Lisbon            28,500,000  EUR      Venture capital               100.0       100.0
Capital de Risco, S.A.

BCP Internacional II, S.G.P.S.,            Funchal            5,000,000  PTE      Holding company               100.0       100.0
Sociedade Unipessoal, Lda.

BCP - Participacoes Financeiras,           Lisbon         7,818,798,000  PTE      Holding company               100.0       100.0
S.G.P.S.,
Sociedade Unipessoal, Lda.

Piramide - Estudos e Participacoes,        Lisbon             5,000,000  PTE      Holding company               100.0       100.0
S.G.P.S., S.A.

BPA Internacional, S.G.P.S.,               Lisbon         2,000,000,000  PTE      Holding company               100.0       100.0
Sociedade Unipessoal, Lda.

Chemical S.G.P.S, S.A.                     Lisbon         1,400,000,000  PTE      Holding company               100.0       100.0

CrediBanco - Banco de Credito              Lisbon            35,090,000  EUR      Banking                       100.0       100.0
Pessoal, S.A.

Banco Expresso Atlantico, S.A.             Oporto            40,000,000  EUR      Banking                       50.0        50.0

Interbanco, S.A.                           Lisbon            37,500,000  EUR      Banking                       50.0        50.0

Polyfinances, S.A.                         Luxembourg         1,000,000  EUR      Holding company               99.9        50.0

Polyfinances Holding, Ltd.                 Malta                200,000  EUR      Holding company               100.0       50.0

Multifinance, Corp., Ltd.                  Malta                100,000  EUR      Holding company               100.0       50.0

Banco de Investimento Imobiliario, S.A.    Lisbon            94,500,000  EUR      Mortgage banking              50.0        50.0

BII Internacional, S.G.P.S., Lda.          Funchal            5,000,000  PTE      Holding company               100.0       50.0

BII Finance Company Limited                George Town           25,000  USD      Investment                    100.0       50.0

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                   December 31, 2001, 2000 and 1999 Group

                                                                                                                         Group
                                                                                                                       ---------
                                                  Head               Share                                            %         %
Subsidiary companies                             office             capital     Currency         Activity           control    held
--------------------                             ------             -------     --------         --------           -------    ----
Banco Comercial de Macau, S.A.R.L                Macao              225,000,000    MOP    Banking                     100.0    100.0

BIM - Banco Internacional de                     Maputo         500,000,000,000    MZM    Banking                      50.4     50.4
Mocambique, S.A.R.L

BIM Investimento, S.A.R.L                        Maputo          23,222,000,000    MZM    Banking                      75.0     50.2

BIM Leasing, S.A.R.L                             Maputo          52,000,000,000    MZM    Leasing                      95.0     60.3

Banque BCP, S.A.S                                Paris               65,000,000    EUR    Banking                     100.0    100.0

Banque BCP (Luxembourg), S.A                     Luxembourg          12,500,000    EUR    Banking                     100.0    100.0

NovaBank, S.A                                    Athenas         51,500,000,000    GRD    Banking                      50.0     50.0

Banco ActivoBank (Portugal), S.A                 Lisbon              17,500,000    EUR    Banking                     100.0    100.0

Banco Mello (Cayman), Ltd.                       George Town          5,988,000    EUR    Banking                     100.0    100.0

Mello Capital, Ltd.                              George Town         60,000,001    EUR    Investment                  100.0       --

BCP Bank & Trust Company (Cayman)                George Town        195,000,000    USD    Banking                     100.0    100.0
  Limited

BCP International Bank Limited                   George Town         20,964,725    USD    Banking                     100.0     52.5

BCP Investiment, B.V                             Amsterdam      153,845,493,684    PTE    Holding company             100.0    100.0

BCP BS, Holding B.V                              Amsterdam               18,000    EUR    Holding company             100.0    100.0

BCP Finance Bank Ltd.                            George Town        146,000,000    USD    Banking                     100.0    100.0

BCP Finance Company, Ltd.                        George Town        885,201,000    USD    Investment                  100.0       --

BCP Capital Finance Limited                      George Town         16,000,000    USD    Investment                  100.0    100.0

BPA Overseas Bank Ltd                            George Town        107,138,303    USD    Banking                     100.0    100.0

BCP Overseas Limited                             Dublin                 100,241    PTE    Investment                  100.0    100.0

BCP IFSC, Limited                                Dublin           7,253,023,962    PTE    Investment                  100.0    100.0

BCP Ireland Investments Limited                  Dublin                       2    EUR    Investment                  100.0    100.0

BPA Ireland Limited                              Dublin                     100    PTE    Investment                  100.0    100.0

BPA Ireland Investments Incorporated             Dublin           7,500,000,000    PTE    Investment                  100.0    100.0

BitalPart, B.V                                   Rotterdam               19,370    EUR    Holding company             100.0    100.0

SENLOC - Investimentos e Servicos, Lda           Funchal        153,845,493,684    PTE    Holding company             100.0    100.0

SottoMayor Bank Canada                           Toronto             29,500,000    CAD    Banking                     100.0    100.0

B.C. Portugues - Escritorio de                   Sao Paulo            8,690,369    BRL    Financial Services          100.0    100.0
  Representacoes e Servicos, S/C Ltda

Banco Portugues do Atlantico (USA),              Newark              10,000,000    USD    Holding company             100.0    100.0
  Inc

BPABank National Association                     Newark              30,000,000    USD    Banking                     100.0    100.0

Caracas Financial Services, Limited              George Town             25,000    USD    Financial Services          100.0    100.0

ServiBanca - Empresa de Prestacao                Lisbon                 251,500    EUR    Services                     93.6     88.8
de Servicos, A. C. E

Comercial Imobiliaria, S.A                       Lisbon           5,000,000,000    PTE    Real-estate management      100.0    100.0

MC - Teleservicos, Servicos e Correio  Lisbon                         1,000,000    EUR    Videotex services           100.0    100.0
  Electronico, S.A

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

As at 31 December, 2001, the BCP Group's subsidiary companies included in the consolidated accounts using the proportional method were as follows:

                                                                                                                         Group
                                                                                                                     --------------
                                                           Head         Share                                          %        %
                 Subsidiary companies                     office       capital     Currency          Activity        control  held
                 --------------------                     ------       -------     --------          --------        -------  -----
ActivoBank, S.A.                                         Madrid       127,906,000   EUR    Banking                     45.8   45.8

Corretora Ibersecurities, S.A.                           Madrid         1,050,000   EUR    Stockbroking                45.8   45.8

Managerland, S.A.                                        Barcelona      1,000,000   EUR    Services                    50.0   50.0

Pinto Totta International Finance, Limited               George Town  250,050,000   USD    Investment                  50.0     --

As at 31 December, 2001, the subsidiary companies excluded from consolidation by the purchase method due to the different nature of its activity or its immateriality, in accordance with Decree-Law n(0) 36/92, which are accounted under the equity method, were as follows:

                                                                                                                       Group
                                                                                                                  ----------------
                                                   Head           Share                                              %       %
            Subsidiary companies                  office         capital    Currency        Activity              control     held
            --------------------                  ------         -------    --------        --------              -------     ----
A.G.I.I. - Atlantico, Gestao e                    Oporto        35,000,000    EUR   Real-estate management          100.0     50.0
     Investimento Imobiliario, S.A.

BCP - Assessores Financeiros, Lda.                Lisbon        11,000,000    PTE   Management advisory             100.0    100.0

CISF Veiculos - Sociedade de                      Oporto        10,000,042    PTE   Long term rental                100.0    100.0
     Aluguer, Lda.

Luso Atlantica - Aluguer de Viaturas, S.A.        Oporto         1,000,000    EUR   Long term rental                100.0    100.0

Mello Locacao - Comercio e Aluguer, S.A.          Lisbon         1,000,000    EUR   Long term rental                100.0     50.0

Mozambique Capital Partners, Ltd.                 Maputo            10,000    USD   Finance                          50.0     50.0

Servitrust - Trust Management and                 Funchal          100,000    EUR   Trust services                  100.0    100.0
     Services, S.A.

Sociedade Imobiliaria Colinas D'Arge, Lda.        Lisbon       400,000,000    PTE   Real-estate management           72.0     72.0

Sottotur - Estudo e Promocao de                   Lisbon            50,000    EUR   Tourism                         100.0    100.0
     Viagens, Turismo e Lazer, S.A.

Tecnilease - Comercio e Aluguer                   Lisbon         1,500,000    EUR   Long term rental                100.0    100.0
     de Equipamentos, S.A.

Tottatur - Viagens e Turismo, S.A.                Lisbon        50,000,000    PTE   Tourism                         100.0    100.0

Unilong - Sociedade de Aluguer                    Lisbon           250,000    EUR   Long term rental                100.0    100.0
     de Longa Duracao, S.A.

VSC - Aluguer de Veiculos                         Lisbon        12,500,000    EUR   Long term rental                 50.0     50.0
     Sem Condutor, Lda.

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

As at 31 December, 2001, the associated companies , were as follows:

                                                                                                                          Group
                                                                                                                      -------------
                                                      Head         Share                                                 %      %
                 Associated companies                office       capital     Currency           Activity             control  held
                 --------------------                ------       -------     --------           --------             -------  ----
BitalBond, B.V.                                     Rotterdam         50,000     NLG     Investment fund management     49.0   49.0

GICES - Sociedade Gestora de Fundos                 Lisbon       120,000,000     PTE     Investment fund management     20.0   20.0
     de Investimentos Imobiliarios, S.A.

Mozambique Investment Company, Ltd.                 Maputo             8,550     USD     Investment                     39.5   39.5

OPE - Optimizacao Energetica, S.A.                  Lisbon       130,000,000     PTE     Energy                         25.0   25.0

Paco da Palmeira - Sociedade                        Braga          8,000,000     PTE     Agriculture industry           20.0   20.0
     Agricola e Comercial, Lda

SIBS - Sociedade Interbancaria de Servicos, S.A.    Lisbon     4,928,460,000     PTE     Services                       21.9   21.6

Unicre - Cartao de Credito Internacional, S.A.      Lisbon     1,700,000,000     PTE     Credit cards                   30.3   30.1

As at 31 December, 2001, the major investments in financial groups were as follows:

                                                                                                                          Group
                                                                                                                     --------------
                                                      Head         Share                                               %         %
             Financial Groups                        office       capital      Currency         Activity             control    held
             ----------------                        ------       -------      --------         --------             -------    ----
Banco Sabadell, S.A.                                Barcelona     87,429,744     EUR     Banking                        8.5     8.5

BIG Bank Gdanski, S.A.                              Warsow       849,181,744     PLZ     Banking                       44.1    44.1

Eureko B.V.                                         Amsterdam    241,270,942     EUR     Insurance and banking         24.6    24.6

                           BANCO COMERCIAL PORTUGUES
                      Notes to the Consolidated Financial
                   Statements December 31, 2001, 2000 and 1999

6.    Loans and advances to customers, net

      Major classifications of loans are summarized as follows:

                                                             2001            2000
                                                           Euro '000       Euro '000
                                                           ---------       ---------
            Portuguese public sector                          309,295         222,243
            Asset-backed loans                             16,537,929      11,816,824
            Personal guaranteed loans                      12,387,941      12,359,224
            Unsecured loans                                 5,639,910       8,934,590
            Foreign loans                                   4,711,214       4,802,458
            Credit resulting from factoring operations        794,622         515,779
            Finance leases                                  2,326,675       2,286,809
                                                           ----------      ----------
                                                           42,707,586      40,937,927
                                                           ----------      ----------

            Overdue loans - Less than 90 days                  99,948         105,467
            Overdue loans - More than 90 days                 626,889         453,455
                                                           ----------      ----------
                                                              726,837         558,922
                                                           ----------      ----------
                                                           43,434,423      41,496,849
                                                           ----------      ----------
            Allowances for loan losses:

              Specific                                       (537,413)       (424,923)
              General                                        (455,109)       (474,985)
                                                           ----------      ----------
                                                             (992,522)       (899,908)
                                                           ----------      ----------
            Loans, net                                     42,441,901      40,596,941
                                                           ==========      ==========

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

The analysis of loans and advances to customers by type of credit is as follows:

                                                    2001             2000
                                                  Euro '000        Euro '000
                                                  ----------      ----------
            Short term:
              Discounted bills                     1,690,998       1,797,024
              Current account credits              8,084,521       8,410,512
              Overdrafts                           4,672,582       4,296,808
              Loans                                5,423,680       4,515,723
              Factoring                              794,622         515,779
              Other credits                          486,960         915,403
                                                  ----------      ----------
                                                  21,153,363      20,451,249
                                                  ----------      ----------
            Medium and long term:
              Discounted bills                       102,326         134,719
              Loans                                8,537,767       7,495,888
              Mortgage loans                      10,148,444       9,900,612
              Finance leases                       2,326,675       2,286,809
              Other credits                          439,011         668,650
                                                  ----------      ----------
                                                  21,554,223      20,486,678
                                                  ----------      ----------
            Overdue loans - Less than 90 days         99,948         105,467
            Overdue loans - More than 90 days        626,889         453,455
                                                  ----------      ----------
                                                     726,837         558,922
                                                  ----------      ----------
                                                  43,434,423      41,496,849
                                                  ----------      ----------
            Allowances for loan losses:
              Specific                              (537,413)       (424,923)
              General                               (455,109)       (474,985)
                                                  ----------      ----------
                                                    (992,522)       (899,908)
                                                  ----------      ----------
            Loans, net                            42,441,901      40,596,941
                                                  ==========      ==========

During 2001, the Group has entred into several credit securitization operations as described in note 37 l).

                           BANCO COMERCIAL PORTUGUES
                      Notes to the Consolidated Financial
                   Statements December 31, 2001, 2000 and 1999

The analysis of loans and advances to customers by sector of activity is as follows:

                                                 2001            2000
                                               Euro '000       Euro '000
                                               ---------       ---------

      Agriculture                                426,410          393,475
      Mining                                     174,519          165,739
      Food, beverage and tobacco                 694,359          765,824
      Textiles                                 1,047,114          980,754
      Wood and cork                              400,055          433,852
      Printing and publishing                    288,610          352,434
      Chemicals                                1,106,941          986,674
      Engineering                              1,143,180        1,230,938
      Electricity, water and gas                 575,657          666,793
      Construction                             4,033,694        3,357,268
      Retail business                          2,444,271        2,210,665
      Wholesale business                       2,865,742        3,296,784
      Restaurants and hotels                     701,749          575,041
      Transport and communications             1,295,914        1,234,724
      Services                                 8,399,966        7,109,648
      Consumer credit                          3,320,360        3,631,885
      Mortgage                                 9,406,531        9,148,149
      Other domestic activities                1,416,530        1,550,340
      Other international activities           3,692,821        3,405,862
                                              ----------       ----------
                                              43,434,423       41,496,849
      Allowances for loan losses:
        Specific                                (537,413)        (424,923)
        General                                 (455,109)        (474,985)
                                              ----------       ----------
      Loans, net                              42,441,901       40,596,941
                                              ==========       ==========

The analysis of the Group's loans to customers, by type of credit and by maturity date as at December 31, 2001, is as follows:

                                                                     Loans
                                 ----------------------------------------------------------------------------
                                  Overdue        Due within        1 year to          Over
                                   loans           1 year           5 years          5 years          Total
                                 Euro '000       Euro '000         Euro '000        Euro '000       Euro '000
                                 ---------       ---------         ---------        ---------       ---------
Portuguese public sector                --          275,145            1,843           32,307          309,295
Asset-backed loans                 243,728        3,548,704        3,472,969        9,516,256       16,781,657
Personal guaranteed loans          219,387        8,986,054        1,599,598        1,802,289       12,607,328
Unsecured loans                    176,454        5,063,622          419,934          156,354        5,816,364
Foreign loans                       49,346        3,707,896          947,305           56,013        4,760,560
Credit resulting from
  factoring operations               5,955          794,622               --               --          800,577
Finance leases                      31,967          141,267        1,162,432        1,022,976        2,358,642
                                   -------       ----------        ---------       ----------       ----------
                                   726,837       22,517,310        7,604,081       12,586,195       43,434,423
                                   =======       ==========        =========       ==========       ==========

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

The analysis of the Group's loans to customers, by maturity date and by sector of activity as at December 31, 2001, is as follows:

                                                                        Loans
                                     -----------------------------------------------------------------------------
                                      Overdue         Due within        1 year to          Over
                                       loans           1 year            5 years          5 years          Total
                                     Euro '000        Euro '000         Euro '000        Euro '000       Euro '000
                                     ---------        ---------         ---------        ---------       ---------
Agriculture                              22,683          270,070           78,608           55,049          426,410
Mining                                    3,535          107,301           55,633            8,050          174,519
Food, beverage and tobacco               25,526          480,749           99,289           88,795          694,359
Textiles                                 59,548          730,196          176,322           81,048        1,047,114
Wood and cork                            21,789          292,955           48,479           36,832          400,055
Printing and publishing                   7,784          176,964           61,983           41,879          288,610
Chemicals                                 5,212          641,224          269,539          190,966        1,106,941
Engineering                              70,249          709,745          203,628          159,558        1,143,180
Electricity, water and gas                   28          163,160          248,595          163,874          575,657
Construction                             51,727        2,628,559        1,086,165          267,243        4,033,694
Retail business                          52,674        1,558,989          323,363          509,245        2,444,271
Wholesale business                      102,419        2,165,006          276,822          321,495        2,865,742
Restaurants and hotels                    8,578          369,026           89,890          234,255          701,749
Transport and communications              9,949          700,488          254,764          330,713        1,295,914
Services                                 55,049        5,605,429        1,964,859          774,629        8,399,966
Consumer credit                         109,762        1,749,313        1,158,168          303,117        3,320,360
Mortgage                                 81,808          216,978          499,013        8,608,732        9,406,531
Other domestic activities                21,423          946,430          171,190          277,487        1,416,530
Other international activities           17,094        3,004,728          537,771          133,228        3,692,821
                                        -------       ----------        ---------       ----------       ----------
                                        726,837       22,517,310        7,604,081       12,586,195       43,434,423
                                        =======       ==========        =========       ==========       ==========

The loan portfolio includes restructured loans that have been formally negotiated with the borrowers, in terms of reinforcing collaterals, deferring the maturity date and changing the interest rate. The analysis of restructured loans by sector of activity is as follows:

                                                   Group
                                                    2001            2000
                                                  Euro '000       Euro '000
                                                  ---------       ---------

      Agriculture                                    4,192           8,117
      Mining                                         4,065           7,343
      Food, beverage and tobacco                    14,936          26,273
      Textiles                                      60,574          62,251
      Wood and cork                                 45,574          25,682
      Printing and publishing                        4,882          17,922
      Chemicals                                      4,855           9,246
      Engineering                                   32,564          32,237
      Electricity, water and gas                        --           5,537
      Construction                                  30,506          12,352
      Retail business                               15,902          10,926
      Wholesale business                            30,263          17,228
      Restaurants and hotels                         6,070           6,292
      Transport and communications                   1,034           2,067
      Services                                      29,134          36,277
      Consumer credit                               12,136          30,809
      Other domestic activities                     14,888          26,430
      Other international activities                    --           3,413
                                                   -------         -------
                                                   311,575         340,402
                                                   =======         =======

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

The changes in the specific and general allowances for loan losses are analyzed as follows:

                                                                             2001            2000
                                                                           Euro '000       Euro '000
                                                                           ---------       ---------
      Specific allowance for loan losses:

         Balance on January 1                                                424,923         206,553
         Transfers resulting from acquisitions / (disposals)                      --         193,697
         Charge against 'goodwill' for the acquisitions / (disposals)             --          83,426
         Charge for the year                                                 318,572         193,968
         Loans charged-off                                                  (204,752)       (252,464)
         Exchange rate differences                                            (1,330)           (257)
                                                                           ---------       ---------
         Balance on December 31                                              537,413         424,923
                                                                           ---------       ---------
      General allowance for loan losses:

         Balance on January 1                                                474,985         235,254
         Transfers resulting from acquisitions / (disposals)                      --         154,449
         Charge for the year                                                 (19,116)         85,991
         Loans charged-off                                                      (260)         (1,031)
         Exchange rate differences                                              (500)            322
                                                                           ---------       ---------
         Balance on December 31                                              455,109         474,985
                                                                           ---------       ---------
      Total allowance for loan losses:

         Balance on January 1                                                899,908         441,807
         Transfers resulting from acquisitions / (disposals)                      --         348,146
         Charge against 'goodwill' for the acquisitions / (disposals)             --          83,426
         Charge for the year                                                 299,456         279,959
         Loans charged-off                                                  (205,012)       (253,495)
         Exchange rate differences                                            (1,830)             65
                                                                           ---------       ---------
         Balance on December 31                                              992,522         899,908
                                                                           =========       =========

The transfers resulting from acquisitions or disposals are a consequence of changes in the Group structure. Provisions charge are presented net of amounts recovered.

In accordance with the Bank of Portugal regulations, as set out in the accounting policies in note 1 c), interest on credits overdue for a period of over 30 days not covered by asset-backed guarantees, is only recorded as income when received.

The loan losses provision comply with the Bank of Portugal regulation 3/95 of June 30, 1995 and regulation 7/2000 of 27 October, 2000.

The credit charge-off is carried out for credits which are fully provided in accordance with the Bank of Portugal rules, even though these credits may not be totally irrecoverable on an economic basis. The amount of credits recovered, but which had been previously written-off, are taken to income in the year in which the recovery is made.

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

The specific allowance for loan losses is analyzed as follows:

                                                                                     2001            2000
                                                                                  Euro '000        Euro '000
                                                                                  ---------        ---------
      Specific provision for credit risk (overdue loans
        and loans associated with overdue loans):

          Balance on January 1                                                      356,451         147,658
          Transfers resulting from acquisitions / (disposals)                            --         192,074
          Charge against 'goodwill' for the acquisitions / (disposals)                   --          83,426
          Charge for the year                                                       306,674         186,290
          Loans charged-off                                                        (204,752)       (252,464)
          Exchange rate differences                                                  (1,212)           (533)
                                                                                  ---------      ----------
          Balance on December 31                                                    457,161         356,451
                                                                                  ---------      ----------
      Specific provision for restructured loans:

          Balance on January 1                                                       30,098          24,535
          Transfers resulting from acquisitions / (disposals)                            --             247
          Charge for the year                                                        11,060           5,316
                                                                                  ---------      ----------
          Balance on December 31                                                     41,158          30,098
                                                                                  ---------      ----------
      Specific provision for country risk:

          Balance on January 1                                                       38,374          34,360
          Transfers resulting from acquisitions / (disposals)                            --           1,376
          Charge for the year                                                           838           2,362
          Exchange rate differences                                                    (118)            276
                                                                                  ---------      ----------
          Balance on December 31                                                     39,094          38,374
                                                                                  ---------      ----------
                                                                                    537,413         424,923
                                                                                  =========      ==========

The analysis of the loans charged-off by type of credit is as follows:

                                                                                     2001           2000
                                                                                   Euro '000     Euro '000
                                                                                   ---------     ---------
      Asset-backed loans                                                              9,753        26,753
      Personal guaranteed loans                                                      18,930        64,010
      Unsecured loans                                                               165,813       150,616
      Foreign loans                                                                   4,373         3,595
      Credit resulting from factoring operations                                        170             6
      Finance leases                                                                  5,973         8,515
                                                                                    -------       -------
                                                                                    205,012       253,495
                                                                                    =======       =======

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

The analysis of the loans charged-off by sector of activity is as follows:

                                                     2001           2000
                                                   Euro '000      Euro '000
                                                   ---------      ---------

      Agriculture                                      4,985         2,177
      Mining                                           2,066         2,630
      Food, beverage and tobacco                       4,360         4,474
      Textiles                                        33,802        28,358
      Wood and cork                                    7,358        12,484
      Printing and publishing                          3,604         3,164
      Chemicals                                          831         1,688
      Engineering                                      9,058         7,937
      Electricity, water and gas                          --             3
      Construction                                    15,642        17,028
      Retail business                                 16,550        18,216
      Wholesale business                              31,524        44,263
      Restaurants and hotels                           3,899         4,964
      Transport and communications                     4,231         3,804
      Services                                        12,060        20,356
      Consumer credit                                 39,910        64,915
      Mortgage                                           992         1,949
      Other domestic activities                        9,507        11,669
      Other international activities                   4,633         3,416
                                                     -------       -------
                                                     205,012       253,495
                                                     =======       =======

The analysis of recovered loans during the years of 2001 and 2000 which were previously written-off, by type of credit, is as follows:

                                                     2001         2000
                                                   Euro '000    Euro '000
                                                   ---------    ---------

      Portuguese public sector                           --           97
      Asset-backed loans                              7,605       12,293
      Personal guaranteed loans                      11,279       11,837
      Unsecured loans                                53,536       35,351
      Foreign loans                                   1,208           44
      Factoring                                          74        4,393
      Finance leases                                  5,911           --
                                                     ------       ------
                                                     79,613       64,015
                                                     ======       ======

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

The analysis of recovered loans during the years of 2001 and 2000, which were previously written-off, by sector of activity is as follows:

                                                                            2001               2000
                                                                          Euro '000         Euro '000
                                                                          ----------        ----------
      Agriculture                                                              1,021               961
      Mining                                                                     248               109
      Food, beverage and tobacco                                               1,141             3,978
      Textiles                                                                 5,200             6,461
      Wood and cork                                                              907             1,049
      Printing and publishing                                                    729             2,060
      Chemicals                                                                  696             2,627
      Engineering                                                              8,103             3,728
      Electricity, water and gas                                                  --                 1
      Construction                                                            11,630             6,361
      Retail business                                                          5,981             3,053
      Wholesale business                                                      13,628             9,072
      Restaurants and hotels                                                     800             2,367
      Transport and communications                                               838             1,712
      Services                                                                 6,930             4,463
      Consumer credit                                                         18,834            11,401
      Mortgage                                                                    13               728
      Other domestic activities                                                1,706             3,840
      Other international activities                                           1,208                44
                                                                          ----------        ----------
                                                                              79,613            64,015
                                                                          ==========        ==========

7. Premises

This balance is analyzed as follows:

                                                                            2001               2000
                                                                          Euro '000         Euro '000
                                                                          ----------        ----------
      Land and buildings                                                     875,178           893,969
      Expenditure on leasehold buildings                                     356,730           176,188
      Expenditure on land and buildings in progress                           18,428           126,501
      Expenditure on leasehold buildings in progress                          66,702            22,952
                                                                          ----------        ----------
                                                                           1,317,038         1,219,610
      Accumulated depreciation
                                                                          ----------        ----------
        Charge for the year                                                  (42,898)          (39,547)
        Accumulated charge for the previous years, net of disposals         (244,417)         (212,314)
                                                                          ----------        ----------
                                                                            (287,315)         (251,861)
                                                                          ----------        ----------
                                                                           1,029,723           967,749
                                                                          ==========        ==========

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

8. Equipment, other fixed assets and Goodwill

This balance is analyzed as follows:

                                                                             2001            2000
                                                                           Euro '000       Euro '000
                                                                           ---------       ---------
      Tangible assets
        Equipment:
         Furniture                                                          126,952         122,682
         Office equipment                                                    31,969          33,460
         Computer hardware                                                  362,554         318,285
         Interior installations                                             148,331         153,111
         Motor vehicles                                                      20,399          30,558
         Security equipment                                                  83,409          76,884
        Work in progress                                                     29,789          14,783
        Other fixed assets                                                   38,642          43,459
                                                                           --------        --------
                                                                            842,045         793,222
                                                                           --------        --------
        Accumulated depreciation
         Charge for the year                                                (69,895)        (67,554)
         Accumulated charge for the previous years, net of disposals       (490,429)       (452,649)
                                                                           --------        --------
                                                                           (560,324)       (520,203)
                                                                           --------        --------
        Net tangible assets                                                 281,721         273,019
                                                                           --------        --------
      Intangible assets
        Set-up costs                                                         37,280          23,261
        Project development                                                   5,005           6,168
        Software                                                            138,299         108,409
        Publicity and launching costs                                           480             468
        Other intangible assets                                              85,806          76,308
                                                                           --------        --------
                                                                            266,870         214,614
                                                                           --------        --------
        Accumulated amortisation:
         Charge for the year                                                (35,098)        (35,854)
         Accumulated charge for the previous years, including the
          effect of acquisitions or disposals                               (96,521)        (82,923)
                                                                           --------        --------
                                                                           (131,619)       (118,777)
                                                                           --------        --------
      Net intangible assets                                                 135,251          95,837
                                                                           --------        --------
                                                                            416,972         368,856
                                                                           ========        ========

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

9.    Sundry assets

      This balance is analyzed as follows:

                                                             2001              2000
                                                          Euro '000          Euro '000
                                                          ---------          ---------
      Other debtors
        Debtors                                             564,342           362,235
        Investments arising out of recovered loans          143,856           166,477
        Other financial investments                          87,370            97,632
        Amounts due for collection                           74,243            46,356
        Recoverable taxes                                   135,442            92,771
        Recoverable subsidies                               296,340           216,045
        Associated companies                                 91,349            60,838
        Sundry debtors                                       19,063            35,551
                                                          ---------         ---------
                                                          1,412,005         1,077,905
          Provisions for other debtors                     (197,371)         (165,710)
                                                          ---------         ---------
                                                          1,214,634           912,195
                                                          ---------         ---------
      Prepayments and accrued income
        Interest receivable                                 939,570           696,134
        Prepayments and deferred costs                      283,839           129,923
        Amounts receivable on trading activity              126,092           521,189
        Amounts due from customers                          145,391           142,334
        Flutuation in assets value                          416,580           113,186
        Other sundry assets                                 467,010           310,717
                                                          ---------         ---------
                                                          2,378,482         1,913,483
                                                          ---------         ---------
                                                          3,593,116         2,825,678
                                                          =========         =========

As at 31 December 2001, in accordance with the accounting policy 1 m), as described in note 37 f), included in Prepayments and deferred costs is the amount of Euros 128,774,000 corresponding to the difference of the Pension Fund coverage that falls outside the 10% corridor range. This amount will be amortised over a period of 10 years begining in 2002. The amount of Euros 269,988,000 that fell within the corridor was accounted for in Flutuation in assets value and Other liabilities, as referred on note 13.

The initial contribution to the Deposit Guarantee Fund made in accordance with regulation 11/94 was amortised over a period of five years, beginning in January 1995, as established by the Bank of Portugal. As at 31 December, 1999 this amount was fully amortised.

The balance Provision for other debtors, includes the amount of Euros 98,317,000 related to the allowance for assets acquired through foreclosure. This allowance is estimated considering Independent evaluations of the assets. These assets are disposed-off 10. Due to banks - with agreed maturity date

This balance is analyzed as follows:

                                                   2001           2000
                                                Euro '000       Euro '000

         Bank of Portugal                         235,208        1,343,654
         Inter-bank Money Market                  351,090          366,875
         Credit institutions in Portugal        1,471,660          484,861
         Credit institutions abroad            10,707,561       13,828,819
                                               ----------       ----------
                                               12,765,519       16,024,209
                                               ==========       ==========

                            BANCO COMERCIAL PORTUGUES
                      Notes to the Consolidated Financial
                   Statements December 31, 2001, 2000 and 1999

      This balance is analyzed by the period to maturity, as follows:

                                                            2001         2000
                                                         Euro '000     Euro '000
                                                        ----------    ----------

         Up to 3 months                                  6,870,008    10,909,084
         3 to 6 months                                   2,007,446     1,912,917
         6 to 12 months                                  2,359,835     1,404,886
         1 to 5 years                                      752,419     1,272,322
         More than 5 years                                 775,811       525,000
                                                        ----------    ----------
                                                        12,765,519    16,024,209
                                                        ==========    ==========

11.   Due to customers - with agreed maturity date

      This balances is analyzed as follows:

                                                            2001         2000
                                                          Euro '000    Euro '000
                                                         ----------   ----------
         Deposits from customers:
           Time deposits                                 12,543,268   13,149,285
           Saving accounts                                3,194,599    3,041,678
         Other items                                        246,712      405,486
                                                         ----------   ----------
                                                         15,984,579   16,596,449
                                                         ==========   ==========

         Treasury bills and other assets sold under
           repurchase agreement                             743,170      259,800
                                                         ==========   ==========

This balances is analyzed by the period to maturity, as follows:

                                                           2001          2000
                                                         Euro '000     Euro '000
                                                         ----------   ----------
         Deposits from customers
         Up to 3 months                                  10,582,586    6,606,071
           3 to 6 months                                  3,155,341    3,774,806
           6 to 12 months                                 1,698,790    3,326,476
           1 to 5 years                                     288,979    2,449,015
           More than 5 years                                 12,171       34,595
                                                         ----------   ----------
                                                         15,737,867   16,190,963
                                                         ----------   ----------
         Treasury bills and other assets sold under
          repurchase agreement:
           Up to 3 months                                   638,346      257,322
           3 to 12 months                                   103,857        2,478
           6 to 12 months                                       905           --
           1 to 5 years                                          62           --
                                                         ----------   ----------
                                                            743,170      259,800
                                                         ----------   ----------
         Other items
           Up to 3 months                                   246,712      291,954
           6 to 12 months                                        --        7,267
           1 to 5 years                                          --      106,265
                                                         ----------   ----------
                                                            246,712      405,486
                                                         ----------   ----------
                                                         16,727,749   16,856,249
                                                         ==========   ==========

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

12.   Debt securities

      This balance is analyzed as follows:

                                                          2001           2000
                                                       Euro '000       Euro '000
                                                      ----------       ---------
      Certificates of Deposit                              9,801           8,809
      Bonds                                            9,498,701       7,129,354
      Commercial Paper                                 1,210,387       1,283,828
                                                      ----------       ---------
                                                      10,718,889       8,421,991
                                                      ==========       =========

This balance is analyzed by the period to maturity, as follows:

                                                          2001           2000
                                                       Euro '000       Euro '000
                                                      ----------       ---------
      Certificates of Deposit
        Up to 3 months                                     3,666           3,911
        3 to 6 months                                      3,722           4,898
        6 to 12 months                                     1,538              --
        1 to 5 years                                         875              --
                                                      ----------       ---------
                                                           9,801           8,809
                                                      ----------       ---------
      Bonds
        Up to 3 months                                   610,786          36,381
        3 to 6 months                                    163,492         127,050
        6 to 12 months                                   825,983          39,632
        1 to 5 years                                   5,830,462       5,222,771
        More than 5 years                              2,067,978       1,703,520
                                                      ----------       ---------
                                                       9,498,701       7,129,354
                                                      ----------       ---------
      Commercial Paper
        Up to 3 months                                 1,063,679       1,103,238
        3 to 6 months                                    141,708         119,108
        6 to 12 months                                     5,000          61,482
                                                      ----------       ---------
                                                       1,210,387       1,283,828
                                                      ----------       ---------
                                                      10,718,889       8,421,991
                                                      ==========       =========

                            BANCO COMERCIAL PORTUGUES
                      Notes to the Consolidated Financial
                   Statements December 31, 2001, 2000 and 1999

The debt securities issues for the Group as at December 31, 2001, are analyzed as follows:

                                                          Issue                Maturity
                                                          date                   date
                                                          ----                   ----
Bonds issued
 Banco Comercial Portugues :

   BCP - PSI 20 Cap. garantido                       February, 1997          February, 2002
   Atlant PSI 20 Cap. garantido                      March, 1997             March, 2002
   BCP - PSI 20 Cap. garantido                       March, 1997             March, 2002
   B.M. Imobiliario /97-1(a)Em.                      June, 1997              June, 2012
   BCP - Nikkei 225 Cap. gar.                        August, 1997            August, 2002
   Investim. NIKKEI - 1(a)e 2(a)Em.                  February, 1998          February, 2003
   Cap. garantido Dow Jones
      Euro Stoxx 50                                  July, 1998              July, 2002
   BCP - PSI 20 Cap. garantido                       April, 1999             April, 2004
   Obr. Investimento Real                            May, 1999               May, 2006
   B M Inv. PSI 2002/Cons.                           June, 1999              June, 2002
   B M Inv. PSI 2002/Mod.                            June, 1999              June, 2002
   B M Inv. PSI 2002/Cons. 2(a)t                       July, 1999              June, 2002
   Atlantico 3.25%  - 1(a)Em.                         August, 1999            August, 2003
   Invest. Mello Europa 2002                         August, 1999            August, 2002
   Atlantico 3.5%  - 1(a)Em.                          August, 1999            August, 2004
   BCP 3.5% 99/04 - 1(a)serie                         August, 1999            August, 2004
   Invest. Mello EUA 2004                            September, 1999         September, 2004
   Atlantico 3.25%  - 2(a)Em.                         September, 1999         September, 2003
   Atlantico 3.5% 99-04 - 2(a)Em.                     September, 1999         September, 2004
   BCP 3.5% 99/04 - 2(a)Em.                           September, 1999         September, 2004
   Invest. Mello Europa 2003                         September, 1999         October, 2003
   Invest. Atlantico Tx Cresc.                       October, 1999           October, 2004

   Invest. BCP SFI Tx Cresc.                         October, 1999           October, 2004

   Invest. Mello Multimedia 2003                     October, 1999           October, 2006
   Atlantico Capital Crescente                       January, 2000           January, 2003

   BCP Capital Crescente                             January, 2000           January, 2003

   Invest. Mello Acc. Europa 2003                    February, 2000          February, 2003
   Cap. gar. Telecoms - Marco 2005                   March, 2000             March, 2005
   Invest. Mello telecomunic. 2003                   March, 2000             March, 2003
   Invest. Mello Acc. Europa 2002                    March, 2000             March, 2002
   Invest. Emp. Farmaceutica 2003                    April, 2000             April, 2003
   EmTN BCP-SFE 23(a)Em.                              May, 2000               May, 2005
   BCP-SFI Rend. EuroStoxx50                         May, 2000               May, 2004
   BCP-SFI Rendimento 6.00%                          May, 2000               May, 2004
   BCP-SFI Rend. EuroStoxx50                         May, 2000               May, 2004
   BCP-SFI Rendimento 9%                             May, 2000               May, 2004
   EmTN BCP-SFE 21(a)Em.                              May, 2000               March, 2010
   BCP-SFI - Rend Max 1(a)Em                           July, 2000              July, 2003

   BCP-SFI - Rend Max 2(a)Em                           August, 2000            August, 2003

   EmTN BCP-SFE 32(a)Em                               September, 2000         September, 2002
   BCP-SFI - Rend Max 3(a)Em                           September, 2000         September, 2003
   EmTN BCP-SFE 37(a)Em                               November, 2000          November, 2003
   BCP-SFI - Cap. gar. Telecoms                      December, 2000          December, 2002
   BCP-SFI Taxa Garantida                            January, 2001           July, 2003
   EmTN BCP-SFE 42(a)Em                               February, 2001          August, 2006
   BCP-SFI - CG Arco-Iris - 2006                     March, 2001             March, 2006
   BCP-SFI - Obrig. Primavera                        May, 2001               May, 2004
   BCP-SFE - Obrig. Primavera                        May, 2001               May, 2004
   BCP-SFI Poup. Tx. Gar.-1(a)Em.                     July, 2001              July, 2004
   BCP-SFE Poup. Tx. Gar.-1(a)Em.                     July, 2001              July, 2004
   BCP-SFI Poup. Tx. Gar.-2(a)Em.                     September, 2001         September, 2004
   BCP-SFE Poup. Tx. Gar.-2(a)Em.                     September, 2001         September, 2004
   BCP-SFI Poup. Tx. Gar.-3(a)Em.                     September, 2001         September, 2004
   BCP-SFE Poup. Tx. Gar.-3(a)Em.                     September, 2001         September, 2004
   BCP 5.40% Nov01/11-1(a)Em.                          November, 2001          November, 2011
   BCP 5.40% Nov01/11-2(a)Em.                          November, 2001          November, 2011

                                                                                                                         Amounts
                                                               Interest rate                                             Euro '000
                                                               -------------                                             ---------
Bonds issued
 Banco Comercial Portugues :

   BCP - PSI 20 Cap. garantido                          Indexed to PSI 20                                                14,964
   Atlant PSI 20 Cap. garantido                         Indexed to PSI 20                                                 8,789
   BCP - PSI 20 Cap. garantido                          Indexed to PSI 20                                                10,065
   B.M. Imobiliario /97-1(a)Em.                         Lisbor 3 months + 1.75%                                          49,880
   BCP - Nikkei 225 Cap. gar.                           Indexed to Nikkei 225                                            14,964
   Investim. NIKKEI - 1(a)e 2(a)Em.                     Indexed to Nikkei 225                                            13,450
   Cap. garantido Dow Jones
      Euro Stoxx 50                                     Indexed to Down Jones Stoxx 50                                    4,769
   BCP - PSI 20 Cap. garantido                          Indexed to PSI 20                                                 5,000
   Obr. Investimento Real                               Indexed to IPC                                                      383
   B M Inv. PSI 2002/Cons.                              Indexed to PSI 20                                                12,880
   B M Inv. PSI 2002/Mod.                               Indexed to PSI 20                                                 2,171
   B M Inv. PSI 2002/Cons. 2(a)t                          Indexed to PSI 20                                               1,095
   Atlantico 3.25%  - 1(a)Em.                            Fixed rate of 3.25 %                                            19,451
   Invest. Mello Europa 2002                            Indexed to DJ Euro Stoxx 50                                      11,428
   Atlantico 3.5%  - 1(a)Em.                             Fixed rate of 3.5%                                              40,609
   BCP 3.5% 99/04 - 1(a)serie                            Fixed rate of 3.5%                                              14,137
   Invest. Mello EUA 2004                               Indexed to S&P5000                                               10,749
   Atlantico 3.25%  - 2(a)Em.                            Fixed rate of 3.25 %                                            36,262
   Atlantico 3.5% 99-04 - 2(a)Em.                        Fixed rate of 3.5%                                              69,567
   BCP 3.5% 99/04 - 2(a)Em.                              Fixed rate of 3.5%                                              20,696
   Invest. Mello Europa 2003                            Indexed to DJ Euro Stoxx 50                                      13,589
   Invest. Atlantico Tx Cresc.                          Increasing rate (3.25%; 3.5%; 4.25% and                          28,754
                                                           5% in the 2nd, 3rd, 4th and 5th year respect.)
   Invest. BCP SFI Tx Cresc.                            Increasing rate (3.5%; 3.75%; 4% and 4.5%                         2,848
                                                           in the 2nd; 3rd; 4th and 5th year respect.)
   Invest. Mello Multimedia 2003                        Indexed to portfolio Mello Multimedia                             8,874
   Atlantico Capital Crescente                          Increasing rate (3%; 3.5% and 4%                                 40,234
                                                           in the 1st, 2nd and 3rd year respect.)
   BCP Capital Crescente                                Increasing rate (3%; 3.5% and 4%                                 11,703
                                                           in the 1st; 2nd and 3rd year respect.)
   Invest. Mello Acc. Europa 2003                       Indexed to DJ Euro Stoxx 50                                      12,185
   Cap. gar. Telecoms - Marco 2005                      Indexed to portfolio shares (Telecoms)                            4,958
   Invest. Mello telecomunic. 2003                      Indexed to DJ Euro Stoxx Telecom                                 17,542
   Invest. Mello Acc. Europa 2002                       Indexed to DJ Euro Stoxx 50                                      11,297
   Invest. Emp. Farmaceutica 2003                       Indexed to portfolio Pharma companies (CEF)                      20,942
   EmTN BCP-SFE 23(a)Em.                                 Fixed rate of 5.710%                                            25,000
   BCP-SFI Rend. EuroStoxx50                            Indexed to Euro Stoxx                                            10,332
   BCP-SFI Rendimento 6.00%                             Fixed rate of 6.00 %                                             10,293
   BCP-SFI Rend. EuroStoxx50                            Indexed to Euro Stoxx                                             5,045
   BCP-SFI Rendimento 9%                                Fixed rate of 9.00 %                                              5,070
   EmTN BCP-SFE 21(a)Em.                                 Fixed rate of 5.20 %                                            65,000
   BCP-SFI - Rend Max 1(a)Em                              Increasing rate (3.25%; 3.5% and 6.5%                          96,501
                                                           in the 1st; 2nd and 3rd year respect.)
   BCP-SFI - Rend Max 2(a)Em                              Increasing rate (3.25%; 3.5% and 6.5%                          69,261
                                                           in the 1st; 2nd and 3rd year respect.)
   EmTN BCP-SFE 32(a)Em                                  GBP Libor 3 months + 0.05 %                                    245,901
   BCP-SFI - Rend Max 3(a)Em                              Fixed rate of 3.25 % 1(0)year                                 108,569
   EmTN BCP-SFE 37(a)Em                                  Euribor 3 months + 0.15%                                       185,507
   BCP-SFI - Cap. gar. Telecoms                         Indexed to portfolio shares (Telecoms)                            5,981
   BCP-SFI Taxa Garantida                               Fixed rate of 11.5 %                                             63,072
   EmTN BCP-SFE 42(a)Em                                  Fixed rate of 4.28 %                                             5,000
   BCP-SFI - CG Arco-Iris - 2006                        Indexed to portfolio of 3 indexs                                  2,750
   BCP-SFI - Obrig. Primavera                           Corridor Eurib.6ms 360 (3.43% / 5.0%)                             4,024
   BCP-SFE - Obrig. Primavera                           Corridor Eurib.6ms 360 (3.43% / 5.0%)                             2,181
   BCP-SFI Poup. Tx. Gar.-1(a)Em.                        Fixed rate of 12 %                                              63,547
   BCP-SFE Poup. Tx. Gar.-1(a)Em.                        Fixed rate of 12 %                                              13,652
   BCP-SFI Poup. Tx. Gar.-2(a)Em.                        Fixed rate of 12 %                                             116,690
   BCP-SFE Poup. Tx. Gar.-2(a)Em.                        Fixed rate of 12 %                                              29,761
   BCP-SFI Poup. Tx. Gar.-3(a)Em.                        Fixed rate of 12 %                                              76,514
   BCP-SFE Poup. Tx. Gar.-3(a)Em.                        Fixed rate of 12 %                                              19,973
   BCP 5.40% Nov01/11-1(a)Em.                             Fixed rate of 5.40 %                                          175,000
   BCP 5.40% Nov01/11-2(a)Em.                             Fixed rate of 4.90 %                                           25,000

                            BANCO COMERCIAL PORTUGUES
                      Notes to the Consolidated Financial
                   Statements December 31, 2001, 2000 and 1999

(continuation)

                                                       Issue                  Maturity
                 Issue                                  date                   date
                 -----                                  ----                   ----
 BCP Investimento :
   Banco CISF NIKKEI 225                             August, 1997            August, 2002
   Cap. gar. Grandes Marcas
      Mundiais - 1(a)e 2(a)Em.                       February, 1998          February, 2002
   Cap. gar. Energia Mundial                         March, 1998             March, 2002
   Cap. garantido Dow Jones
      Euro Stoxx 50                                  June, 1998              June, 2002
   Inves. PSI 2002 - Moderado                        April, 1999             April, 2002
    Inves. PSI 2002 - Conservador                    April, 1999             April, 2002
   Obr. Cap. garantido PSI20                         April, 1999             April, 2004
   Obr. Investimento Real                            May, 1999               May, 2006
   Obr. Taxa Fixa 3.25% 1(a)Em.                      August, 1999            August, 2003
   Obr. Taxa Fixa 3.25% 2(a)Em.                      September, 1999         September, 2003
   Investimento Taxa Crescente                       October, 1999           October, 2004

   Obr. Cap. gar. Internet 2004                      December, 1999          December, 2004
   Cap. gar. Telecoms 2000-05                        February, 2000          February, 2005
   Obr. Taxa Crescente - 2003                        February, 2000          February, 2003

   Mello Biotecnol. 05-1(a)tr.                       March, 2000             March, 2005
   Mello Biotecnol. 05-2(a)tr.                       March, 2000             March, 2005
   Cap. garantido Telecomunic.
      moveis 2000-2005                               March, 2000             September, 2005
   Tx.Crescente - Marco 00/03                        March, 2000             March, 2003

   Cap. garantido Media 2005                         April, 2000             October, 2005
   Renda Mensal 4%- Maio/005                         May, 2000               May, 2005
   Poupanca-Rend. Maio 2005                          May, 2000               May, 2005

   Rend. Crescente Mai00/03                          May, 2000               May, 2003

   Cap. gar. EUR/USD Julho 02                        June, 2000              July, 2002
   Tx. Fixa 4% Junho 00/02                           June, 2000              June, 2002
   Tx. Crescente Junho 00/05                         June, 2000              June, 2005

   Rend. Cresc. Jun00/03-2(a)Em.                     June, 2000              June, 2003

   Rend. Cresc. Junho 00/02                          June, 2000              June, 2002

   Tx.Variavel Junho 00/02                           June, 2000              June, 2002

   Valor Rend. - 7% - Jul00/04                       July, 2000              July, 2004
   Valor EuroStoxx 50 - Jul00/04                     July, 2000              July, 2004
   Rend. gar. EUR/USD - 2002                         July, 2000              July, 2002
   Cap. gar. Rend. Eurostoxx 50                      July, 2000              August, 2004
   Cap. gar. Inv. Eurostoxx50                        July, 2000              July, 2004
   BCP Invest(0)-Biotecnol./2005                     August, 2000            August, 2005
   Capitalizacao - Agosto/02                         September, 2000         September, 2002
   Capitalizacao - Setembro/02                       September, 2000         September, 2002
   Rend Seguro Set00/08                              September, 2000         September, 2008
   Cap. gar. Selec Eur Qualid./03                    October, 2000           October, 2003
   Corredor Euribor -Out00/02                        October, 2000           October, 2002
   Rend. Seguro 2(a)Em-Out00/08                      October, 2000           September, 2008
   Cx. - 4.50 % - Nov00/02                           November, 2000          November, 2002
   Cx. 5.825% - Nov00/08-1(a)SR                      November, 2000          November, 2008
   Cx. 5.72% - Nov00/08-1(a)SR                       November, 2000          November, 2008
   Cx. 5.825% - Nov00/08-2(a)SR                      November, 2000          November, 2008
   Cx. 5.72% - Nov00/08-2(a)SR                       November, 2000          November, 2008
   Cap. gar. Valor Telecom 02                        November, 2000          November, 2002
   Cx. 5.65% - Nov08 - 3(a)SR                          December, 2000          November, 2008
   Tx Max 5% Dez00/03                                December, 2000          December, 2003

   BCP Investimento Valor +                          January, 2001           January, 2004

   Taxa Maxima 5% - Janeiro 2004                     January, 2001           January, 2004

   4 % - 31 Janeiro 2001/2004                        January, 2001           January, 2004
   Cap.gar. Selec Empr. Mund./05                     January, 2001           January, 2005
   BCP Investimento Crescente                        February, 2001          February, 2004

                                                                                                                           Amounts
                Issue                                        Interest rate                                                Euro '000
                -----                                        -------------                                                ---------
 BCP Investimento :

   Banco CISF NIKKEI 225                              Indexed to Nikkei 225                                                 14,964
   Cap. gar. Grandes Marcas
      Mundiais - 1(a)e 2(a)Em.                        Indexed to portfolio shares (G. M. Automov)                           74,820
   Cap. gar. Energia Mundial                          Indexed to portfolio shares (Energy)                                  59,855
   Cap. garantido Dow Jones
      Euro Stoxx 50                                   Indexed to Dow Jones Stoxx 50                                         52,373
   Inves. PSI 2002 - Moderado                         Indexed to PSI 20                                                     13,965
    Inves. PSI 2002 - Conservador                     Indexed to PSI 20                                                     20,950
   Obr. Cap. garantido PSI20                          Indexed to PSI 20                                                     38,657
   Obr. Investimento Real                             Indexed to IPC                                                        23,413
   Obr. Taxa Fixa 3.25% 1(a)Em.                       Fixed rate of 3.25%                                                   22,908
   Obr. Taxa Fixa 3.25% 2(a)Em.                       Fixed rate of 3.25%                                                   18,186
   Investimento Taxa Crescente                        Increasing rate (3.25%; 3.5%; 4.25% and                               21,243
                                                         5% in the 2nd; 3rd; 4th and 5th year respect.)
   Obr. Cap. gar. Internet 2004                       Indexed to portfolio shares (Internet)                                39,500
   Cap. gar. Telecoms 2000-05                         Indexed to portfolio shares (Telecoms)                                46,210
   Obr. Taxa Crescente - 2003                         Increasing rate (3.25%; 3.75%; 4.6%                                   76,471
                                                         in the 1st; 2nd and 3rd year respect.)
   Mello Biotecnol. 05-1(a)tr.                        Indexed to portfolio shares (Biotecnolog)                              8,200
   Mello Biotecnol. 05-2(a)tr.                        Indexed to portfolio shares (Biotecnolog)                             10,000
   Cap. garantido Telecomunic.
      moveis 2000-2005                                Indexed to portfolio shares (Telecoms)                                37,200
   Tx.Crescente - Marco 00/03                         Increasing rate (3.25%; 3.75%; 4.6%                                   18,844
                                                         in the 1st; 2nd and 3rd year respect.)
   Cap. garantido Media 2005                          Indexed to Dow Jones Stoxx Media Price                                23,752
   Renda Mensal 4%- Maio/005                          Fixed rate of 4%                                                       4,790
   Poupanca-Rend. Maio 2005                           Increasing rate (3.25%; 3.75%; 4.25%; 4.75% and                       15,031
                                                         5.5% in the 1st; 2nd; 3rd; 4th and 5th year respect.)
   Rend. Crescente Mai00/03                           Increasing rate (3.5%; 4.0%; 4.5%                                     17,762
                                                         in the 1st; 2nd and 3rd year respect.)
   Cap. gar. EUR/USD Julho 02                         Indexed to exchange rate EUR/USD                                       1,738
   Tx. Fixa 4% Junho 00/02                            Fixed rate of 4%                                                       5,649
   Tx. Crescente Junho 00/05                          Increasing rate (4.0%; 4.25%;4.5%;4.85% and 5.35%                        980
                                                         in the 1st; 2nd; 3rd; 4th and 5th year respect.)
   Rend. Cresc. Jun00/03-2(a)Em.                      Increasing rate (3.5%; 4.0% and 4.5%                                     547
                                                         in the 1st; 2nd and  3rd year respect.)
   Rend. Cresc. Junho 00/02                           Increasing rate (3.8% and 4.3% in the 1st                              2,600
                                                         and 2nd year respect.)
   Tx.Variavel Junho 00/02                            Eurib.360(6ms)*n/N;                                                    1,809
                                                         n Eurib.6 months<=6 %
   Valor Rend. - 7% - Jul00/04                        Fixed rate of 7%                                                       1,998
   Valor EuroStoxx 50 - Jul00/04                      Indexed to Euro Stoxx                                                  2,077
   Rend. gar. EUR/USD - 2002                          Indexed to exchange rate EUR/USD                                       1,089
   Cap. gar. Rend. Eurostoxx 50                       Indexed to Euro Stoxx                                                  7,500
   Cap. gar. Inv. Eurostoxx50                         Indexed to Euro Stoxx                                                  7,614
   BCP Invest(0)-Biotecnol./2005                      Indexed to portfolio shares (Biotecnology)                             6,000
   Capitalizacao - Agosto/02                          Fixed rate of 10%  2 years                                            22,723
   Capitalizacao - Setembro/02                        Fixed rate of 10%  2 years                                            27,808
   Rend Seguro Set00/08                               Fixed rate of 3%                                                      28,438
   Cap. gar. Selec Eur Qualid./03                     Indexed to DJ Eur Stoxx Health/Bank/Retail                             9,994
   Corredor Euribor -Out00/02                         Corridor (4.75/6.05%)                                                 12,722
   Rend. Seguro 2(a)Em-Out00/08                       Fixed rate of 3%                                                       1,250
   Cx. - 4.50 % - Nov00/02                            Fixed rate of 4.5%                                                    19,117
   Cx. 5.825% - Nov00/08-1(a)SR                       Fixed rate of 5.825%                                                  60,000
   Cx. 5.72% - Nov00/08-1(a)SR                        Fixed rate of 5.72 %                                                  28,000
   Cx. 5.825% - Nov00/08-2(a)SR                       Fixed rate of 5.825%                                                  50,000
   Cx. 5.72% - Nov00/08-2(a)SR                        Fixed rate of 5.72 %                                                  16,000
   Cap. gar. Valor Telecom 02                         Indexed to portfolio shares (Telecoms)                                54,455
   Cx. 5.65% - Nov08 - 3(a)SR                           Fixed rate of 5.65 %                                                 4,000
   Tx Max 5% Dez00/03                                 Eurib.360(12ms)*n/N;                                                   7,005
                                                         n Eurib.12 months<=6 %
   BCP Investimento Valor +                           5.65%*n/N;                                                             7,377
                                                         n num. days Eurib.12 months<5 %
   Taxa Maxima 5% - Janeiro 2004                      5%*n/N;                                                               28,634
                                                         n num. days Eurib.12 months<5.30 %
   4 % - 31 Janeiro 2001/2004                         Fixed rate of 4.00 %                                                  14,391
   Cap.gar. Selec Empr. Mund./05                      Indexed to portfolio shares                                           25,732
   BCP Investimento Crescente                         Increasing rate (3.6%; 3.8% and 4.1%                                  23,883
                                                         in the 1st; 2nd and 3rd year respect.)

                            BANCO COMERCIAL PORTUGUES
                      Notes to the Consolidated Financial
                   Statements December 31, 2001, 2000 and 1999

(continuation)

                                                        Issue                  Maturity
                Issue                                   date                     date
                -----                                   ----                     ----
    Especial Milenio - 01/04                         February, 2001          February, 2004


    Especial Milenio - 01/04-2(a)Em.                 February, 2001          February, 2004

    Cap. Gar. Economia Global/05                     March, 2001             March, 2005
    5.32% - 2001/09.MAR.2009                         March, 2001             March, 2009
    5.36% - 2001/09.MAR.2009                         March, 2001             March, 2009
    5.34% - 2001/09.MAR.2009                         March, 2001             March, 2009
    5.35% - 2001/09.MAR.2009                         March, 2001             March, 2009
    6.522% - Marco 2001/2009                         March, 2001             March, 2009
    Rendimento Seguro 2001/2009                      March, 2001             March, 2009
    BCP Investimento Especial +                      March, 2001             March, 2004


    BCP Investimento 2001/2004                       March, 2001             March, 2004


    BCP Investimento Soberano                        May, 2001               May, 2003
    Europa 6% + - Maio 2001/2004                     May, 2001               May, 2004
    CG Bio-Farmaceuticas - 2005                      May, 2001               May, 2005
    BCP Investimento Excellentis                     May, 2001               May, 2003


    Especial Rendimento 6.25%                        May, 2001               May, 2004
    Especial EuroStoxx50                             May, 2001               May, 2004
    BCP Investimento Rendim. Extra                   June, 2001              June, 2004

    CG Atlantico 7.25% Ja 2004                       July, 2001              July, 2004
    CG Sup.Rend.Boas Ferias 7.25%                    July, 2001              July, 2004
    Alta Poupanca 7.25% II                           July, 2001              July, 2004
    Alta Poupanca 7.25%                              July, 2001              July, 2003
    Alta Poupanca Variavel                           July, 2001              July, 2004
    5.5% Mais Julho 2004                             July, 2001              July, 2004
    Rendimento Extra - 2(a)Em.                       August, 2001            August, 2004
    Alta Poupanca 7.25% - 2(a)Em.                    August, 2001            August, 2003
    Atlantico 7.25% Ja - 2(a)Em.                     August, 2001            August, 2004
    Alta Poupanca Variavel - 2(a)Em.                 August, 2001            August, 2004
    Alta Poupanca 7.25% - 3(a)Em.                    September, 2001         September, 2003
    CG Atlantico 7.25% Ja - 3(a)Em                   September, 2001         September, 2004
    Alta Poupanca Variavel - 3(a)Em.                 September, 2001         September, 2004
    Alto Rendimento 6.25%                            September, 2001         September, 2004
    Alto Rendimento Mais                             September, 2001         September, 2004
    Corridor 5.5%                                    September, 2001         September, 2003


    Corredor 6,25%                                   October, 2001           October, 2003
    7% Outubro 2003                                  October, 2001           October, 2003
    Mais Outubro 2005                                October, 2001           October, 2005
    Rendimento Global 4.75%                          November, 2001          November, 2003
    CG Investimento Global                           November, 2001          November, 2004
    Corredor Crescente 5%                            November, 2001          November, 2003

    Valor 5% 2001                                    December, 2001          December, 2003
    CG Valor Mais - Dezembro 05                      December, 2001          December, 2005

 Banco de Investimento Imobiliario :

    BII 1995/2005 3(a)serie                           December, 1996          December, 2005
    BII 1996/2011                                    June, 1996              June, 2011
    BII 1996/2008 Hipotecarias                       December, 1996          December, 2008
    BII /97 - 2(a)Em.                                 October, 1997           October, 2002
    FRN's BII Finance Comp                           September, 1996         September, 2011

 Banco Mello Cayman :

    Mello Cayman - 150 m Euros                       December, 1999          December, 2002

 Banco Internacional de Mocambique :

    BIM / 2000                                       March, 1998             March, 2001

                                                                                                                    Amounts
                Issue                                          Interest rate                                       Euro '000
                -----                                          -------------                                       ---------
    Especial Milenio - 01/04                          Corridor Eurib.360 (3.60% / 5.0%)=>                            46,422
                                                         6%*n/N

    Especial Milenio - 01/04-2(a)Em.                  Corridor Eurib.360 (3.60% / 5.0%)=>                            12,681
                                                         6%*n/N
    Cap. Gar. Economia Global/05                      Indexed to portfolio of indexs                                 25,980
    5.32% - 2001/09.MAR.2009                          Fixed rate of 5.32 %                                           50,000
    5.36% - 2001/09.MAR.2009                          Fixed rate of 5.36 %                                           37,000
    5.34% - 2001/09.MAR.2009                          Fixed rate of 5.34 %                                           15,000
    5.35% - 2001/09.MAR.2009                          Fixed rate of 5.35 %                                           12,700
    6.522% - Marco 2001/2009                          Fixed rate of 6.522 %                                           7,500
    Rendimento Seguro 2001/2009                       Fixed rate of 1.95 %                                            7,500
    BCP Investimento Especial +                       Fixed rate of 5% in the 1st year and 12.6% less                14,474
                                                        two times Euribor 6 months
                                                        in the 2nd and 3rd years
    BCP Investimento 2001/2004                        Corridor Eurib. 6ms 360 (3.60% / 5.0%)=>                        6,285
                                                         6%*n/N

    BCP Investimento Soberano                         Indexed to JP Morgan                                           10,509
    Europa 6% + - Maio 2001/2004                      Indexed to DJ Euro Stoxx50                                     19,946
    CG Bio-Farmaceuticas - 2005                       Indexed to portfolio of 3 indexs                               10,103
    BCP Investimento Excellentis                      Corridor Eurib. 6ms 360 (3.30% / 5.0%)=>                       18,304
                                                         5%*n/N

    Especial Rendimento 6.25%                         Fixed rate of 6.25 %                                            2,500
    Especial EuroStoxx50                              Indexed to EuroStoxx 50                                         2,500
    BCP Investimento Rendim. Extra                    Increasing rate (5.25% in the 1st year; Euribor                36,924
                                                        6 months + 0.5% in the 2nd and 3rd years)
    CG Atlantico 7.25% Ja 2004                        Fixed rate of 7.25 %                                           31,602
    CG Sup.Rend.Boas Ferias 7.25%                     Fixed rate of 7.25 %                                            9,841
    Alta Poupanca 7.25% II                            Fixed rate of 7.25 %                                            7,448
    Alta Poupanca 7.25%                               Fixed rate of 7.25 %                                           50,863
    Alta Poupanca Variavel                            Zero Coupon                                                    51,306
    5.5% Mais Julho 2004                              Fixed rate of 5.5 % in the 1st year                            12,819
    Rendimento Extra - 2(a)Em.                        Fixed rate of 6% in the 1st year, indexed after                19,044
    Alta Poupanca 7.25% - 2(a)Em.                     Fixed rate of 7.25 %                                           11,941
    Atlantico 7.25% Ja - 2(a)Em.                      Indexed to portfolio shares                                    14,864
    Alta Poupanca Variavel - 2(a)Em.                  Indexed to portfolio shares                                    12,030
    Alta Poupanca 7.25% - 3(a)Em.                     Fixed rate of 7.25 %                                           15,845
    CG Atlantico 7.25% Ja - 3(a)Em                    Indexed to portfolio shares                                     8,853
    Alta Poupanca Variavel - 3(a)Em.                  Indexed to portfolio shares                                    16,062
    Alto Rendimento 6.25%                             Fixed rate of 6.25 %                                            7,456
    Alto Rendimento Mais                              Indexed to portfolio shares                                     7,464
    Corridor 5.5%                                     Corridor Eurib. 6ms 360 (3.55% / 4.49%)=>                      14,915
                                                         5.5%*n/N

    Corredor 6,25%                                    Corridor 6.25% basis 30/360                                     4,209
    7% Outubro 2003                                   Fixed rate of 7 %                                               4,205
    Mais Outubro 2005                                 Indexed to portfolio of 4 indexs                                4,209
    Rendimento Global 4.75%                           Fixed rate of 4.75 %                                            9,144
    CG Investimento Global                            Indexed to portfolio of 4 indexs                                9,144
    Corredor Crescente 5%                             Increasing Corridor (3.00% / 3.65%); (2.86% / 3.79%);           9,983
                                                        (2.72% / 3.93%); (2.58% / 4.07%); in the 1st;
                                                        2nd; 3rd and 4th coupon respect.

    Valor 5% 2001                                     Fixed rate of 5 %                                               4,250
    CG Valor Mais - Dezembro 05                       Indexed to DJ Euro Stoxx50                                      4,250

 Banco de Investimento Imobiliario :

    BII 1995/2005 3(a)serie                            Lisbor 3 months                                               74,820
    BII 1996/2011                                     Lisbor 3 months + 1.75%                                       249,380
    BII 1996/2008 Hipotecarias                        See reference ( i )                                           184,555
    BII /97 - 2(a)Em.                                  Lisbor 6 months + 0.25%                                       63,832
    FRN's BII Finance Comp                            Lisbor 3 months + 1.75%                                       349,159

 Banco Mello Cayman :

    Mello Cayman - 150 m Euros                        Euribor 3 months + 30 bps                                     109,454

 Banco Internacional de Mocambique :

    BIM / 2000                                        See reference ( ii )                                            3,871

                            BANCO COMERCIAL PORTUGUES
                      Notes to the Consolidated Financial
                   Statements December 31, 2001, 2000 and 1999

(continuation)

                                             Issue                  Maturity
              Issue                          date                    date
              -----                          ----                    ----
 BCP Finance Bank :

    BCP Fin.Bank - Euros 400 m          February, 1999          February, 2002
    BCP Fin.Bank - USD 400 m            May, 1999               May, 2004
    BCP Fin.Bank - USD 15 m             June, 1999              March, 2003
    BCP Fin.Bank - Euros 25 m           August, 1999            September, 2007
    BCP Fin.Bank - Euros 200 m          September, 1999         September, 2002
    BCP Fin.Bank - Euros 83.79 m        October, 1999           October, 2007
    BCP Fin.Bank - USD 500 m            January, 2000           January, 2005
    BCP Fin.Bank - Euros 4 m            March, 2000             March, 2004
    BCP Fin.Bank - Euros 500 m          March, 2000             March, 2003
    BCP Fin.Bank - Euros 20 m           March, 2000             March, 2002
    BCP Fin.Bank - USD 10 m             March, 2000             March, 2002
    BCP Fin.Bank - Euros 25 m           March, 2000             March, 2010
    BCP Fin.Bank - Euros 37.5 m         March, 2000             March, 2008
    BCP Fin.Bank - Euros 50 m           March, 2000             March, 2008
    BCP Fin.Bank - Euros 25 m           April, 2000             April, 2008
    BCP Fin.Bank - Euros 42.5 m         April, 2000             April, 2008
    BCP Fin.Bank - Euros 25 m           May, 2000               March, 2008
    BCP Fin.Bank - Euros 21.781 m       May, 2000               May, 2008
    BCP Fin.Bank - Euros 75 m           May, 2000               May, 2008
    BCP Fin.Bank - Euros 50 m           May, 2000               May, 2002
    BCP Fin.Bank - Euros 16.6 m         June, 2000              May, 2005
    BCP Fin.Bank - USD 500 m            June, 2000              January, 2005
    BCP Fin.Bank - Euros 80 m           June, 2000              June, 2008


    BCP Fin.Bank - Euros 20 m           June, 2000              June, 2008


    BCP Fin.Bank - Euros 20 m           July, 2000              June, 2008


    BCP Fin.Bank - Euros 19.5 m         July, 2000              June, 2008


    BCP Fin.Bank - Euros 5 m            August, 2000            August, 2003
    BCP Fin.Bank - Euros 25 m           September, 2000         September, 2005
    BCP Fin.Bank - Euros 11 m           September, 2000         September, 2003
    BCP Fin.Bank - Euros 29 m           September, 2000         September, 2008
    BCP Fin.Bank - Euros 1.25 m         October, 2000           September, 2008
    BCP Fin.Bank - Euros 30 m           December, 2000          December, 2005
    BCP Fin.Bank - Euros 10 m           December, 2000          December, 2005
    BCP Fin.Bank - Euros 1.84 m         December, 2000          February, 2002
    BCP Fin.Bank - Euros 1.51 m         December, 2000          February, 2002
    BCP Fin.Bank - Euros 5 m            March, 2001             August, 2007
    BCP Fin.Bank - Euros 10 m           April, 2001             April, 2003
    BCP Fin.Bank - Euros 25 m           April, 2001             April, 2004
    BCP Fin.Bank - Euros 500 m          May, 2001               May, 2006
    BCP Fin.Bank - Euros 48.5 m         May, 2001               June, 2005
    BCP Fin.Bank - Euros 49.88 m        May, 2001               November, 2007
    BCP Fin.Bank - Euros 8 m            July, 2001              October, 2002
    BCP Fin.Bank - USD 8 m              July, 2001              October, 2002
    BCP Fin.Bank - Euros 210 m          August, 2001            August, 2006
    BCP Fin.Bank - USD 50 m             August, 2001            August, 2006
    BCP Fin.Bank - USD 11 m             August, 2001            August, 2003
    BCP Fin.Bank - GBP 100 m            August, 2001            August, 2006
    BCP Fin.Bank - Euros 12 m           September, 2001         September, 2006
    BCP Fin.Bank - Euros 5.75 m         October, 2001           October, 2006
    BCP Fin.Bank - Euros 75 m           November, 2001          November, 2004
    BCP Fin.Bank - Euros 75 m           November, 2001          November, 2006

                                                                                                                        Amounts
              Issue                                       Interest rate                                                Euro '000
              -----                                       -------------                                                ---------
 BCP Finance Bank :

    BCP Fin.Bank - Euros 400 m            Euribor 3 months + 0.15%                                                       396,349
    BCP Fin.Bank - USD 400 m              U.S. Libor 3 months + 0.125%                                                   451,875
    BCP Fin.Bank - USD 15 m               Fixed rate of 5.0 %                                                             16,945
    BCP Fin.Bank - Euros 25 m             Fixed rate of 4.85 %                                                            24,562
    BCP Fin.Bank - Euros 200 m            Euribor 3 months + 0.125%                                                      198,000
    BCP Fin.Bank - Euros 83.79 m          Fixed rate of 5.697429%                                                         83,790
    BCP Fin.Bank - USD 500 m              U.S. Libor 3 months + 0.15%                                                    561,010
    BCP Fin.Bank - Euros 4 m              Indexed to portfolio shares (Telecoms)                                           3,932
    BCP Fin.Bank - Euros 500 m            Euribor 3 months + 0.125%                                                      473,519
    BCP Fin.Bank - Euros 20 m             Fixed rate of 7.0 %                                                             20,000
    BCP Fin.Bank - USD 10 m               Fixed rate of 9.6 %                                                             11,297
    BCP Fin.Bank - Euros 25 m             Euribor 6 months + 0.25%                                                            68
    BCP Fin.Bank - Euros 37.5 m           Fixed rate of 5.83 %                                                            37,500
    BCP Fin.Bank - Euros 50 m             Fixed rate of 5.6625 %                                                          50,000
    BCP Fin.Bank - Euros 25 m             Fixed rate of 5.615 %                                                           25,000
    BCP Fin.Bank - Euros 42.5 m           Fixed rate of 5.86 %                                                            42,500
    BCP Fin.Bank - Euros 25 m             Fixed rate of 5.618 %                                                           25,000
    BCP Fin.Bank - Euros 21.781 m         Fixed rate of 6.1619%                                                           21,781
    BCP Fin.Bank - Euros 75 m             Fixed rate of 5.68167%                                                          75,000
    BCP Fin.Bank - Euros 50 m             Euribor 3 months + 0.1%                                                         50,000
    BCP Fin.Bank - Euros 16.6 m           Fixed rate of 5.86%                                                             16,600
    BCP Fin.Bank - USD 500 m              U.S. Libor 3 months + 0.15%                                                    564,844
    BCP Fin.Bank - Euros 80 m             Increasing rate (4.86% 1st year; plus 25bp                                      80,000
                                             cumulatively in the end of 1st;2nd;3rd and 4th
                                             year; 50bp in the 5th and 100bp in the 6th and 7th)
    BCP Fin.Bank - Euros 20 m             Increasing rate (4.87% 1st year; plus 25bp                                      20,000
                                             cumulatively in the end of 1st,2nd,3rd and 4th
                                             year; 50bp in the 5th and 100bp in the 6th and 7th)
    BCP Fin.Bank - Euros 20 m             Increasing rate (4.66% 1(0)year; plus 25bp                                      20,000
                                             cumulatively in the end of 1st,2nd,3rd and 4th
                                             year; 50bp in the 5th and 100bp in the 6th and 7th)
    BCP Fin.Bank - Euros 19.5 m           Increasing rate (4.71% 1st year; plus 25bp                                      19,500
                                             cumulatively in  the end of 1st,2nd,3rd and 4th
                                             year; 50bp in the 5th and 100bp in the 6th and 7th)
    BCP Fin.Bank - Euros 5 m              Indexed to Down Jones EuroStoxx 50                                               4,581
    BCP Fin.Bank - Euros 25 m             Euribor 3 months + 0.21%                                                        25,000
    BCP Fin.Bank - Euros 11 m             Euribor 1 month + 0.13%                                                         11,000
    BCP Fin.Bank - Euros 29 m             Fixed rate of  6.25%                                                            28,255
    BCP Fin.Bank - Euros 1.25 m           Fixed rate of  6.25%                                                             1,250
    BCP Fin.Bank - Euros 30 m             Euribor 6 months + 2.2%                                                         30,000
    BCP Fin.Bank - Euros 10 m             Euribor 6 months + 1.75%                                                        10,000
    BCP Fin.Bank - Euros 1.84 m           Fixed rate of 5%                                                                 1,840
    BCP Fin.Bank - Euros 1.51 m           Fixed rate of 5%                                                                 1,510
    BCP Fin.Bank - Euros 5 m              Fixed rate of 4.25%                                                              5,000
    BCP Fin.Bank - Euros 10 m             Euribor 6 months + 1.00%                                                        10,000
    BCP Fin.Bank - Euros 25 m             Euribor 6 months + 1.75%                                                        25,000
    BCP Fin.Bank - Euros 500 m            Euribor 3 months + 0.15%                                                       499,253
    BCP Fin.Bank - Euros 48.5 m           Euribor 6 months + 0.40%                                                        48,500
    BCP Fin.Bank - Euros 49.88 m          Euribor 6 months + 0.50%                                                        49,880
    BCP Fin.Bank - Euros 8 m              Fixed rate of 7.75%                                                              8,000
    BCP Fin.Bank - USD 8 m                Fixed rate of 7.85%                                                              9,038
    BCP Fin.Bank - Euros 210 m            Euribor 6 months + 1.50%                                                       210,000
    BCP Fin.Bank - USD 50 m               USD Libor 6 months + 1.50%                                                      56,484
    BCP Fin.Bank - USD 11 m               USD Libor 6 months + 1.75%                                                      12,427
    BCP Fin.Bank - GBP 100 m              GBP Libor 3 months + 0.20%                                                     163,934
    BCP Fin.Bank - Euros 12 m             Fixed rate of 7.20%                                                             12,000
    BCP Fin.Bank - Euros 5.75 m           Euribor 6 months + 1.95%                                                         5,750
    BCP Fin.Bank - Euros 75 m             Euribor 3 months + 0.90%                                                        40,190
    BCP Fin.Bank - Euros 75 m             Euribor 6 months + 1.65%                                                        70,978

                            BANCO COMERCIAL PORTUGUES
                      Notes to the Consolidated Financial
                   Statements December 31, 2001, 2000 and 1999

(continuation)

                                         Issue             Maturity                                                 Amounts
                Issue                    date                date                     Interest rate                Euro '000
                -----                    ----                ----                     -------------                ---------
    BCP Fin.Bank - Euros 3 m         November, 2001     November, 2006           Fixed rate of 7.20%                    3,000
    BCP Fin.Bank - Euros 6 m         November, 2001     November, 2004           Euribor 6 months + 1.40%               6,000
    BCP Fin.Bank - Euros 11.429 m    November, 2001     November, 2009           Indexed to portfolio shares           11,429
    BCP Fin.Bank - USD 4.515 m       November, 2001     November, 2009           Indexed to portfolio shares            5,101
    BCP Fin.Bank - Euros 15 m        November, 2001     November, 2011           Zero Coupon                           15,000
    BCP Fin.Bank - Euros 12 m        December, 2001     December, 2011           Zero Coupon                           12,000
                                                                                                                  -----------
                                                                                                                    9,498,701
                                                                                                                  ===========

Commercial Paper :

 BCP Finance Bank :

  BCP Fin.Bank - Euros 75 m          March, 2001        February, 2002           Fixed rate of 4.52%                   75,000
  BCP Fin.Bank - Euros 36 m          April, 2001        January, 2002            Fixed rate of 4.63%                   36,000
  BCP Fin.Bank - Euros 10 m          May, 2001          May, 2002                Fixed rate of 4.47%                   10,000
  BCP Fin.Bank - Euros 13 m          June, 2001         March, 2002              Fixed rate of 4.44%                   13,000
  BCP Fin.Bank - USD 20 m            July, 2001         January, 2002            Fixed rate of 3.83%                   22,594
  BCP Fin.Bank - USD 19 m            July, 2001         May, 2002                Fixed rate of 4.08%                   21,464
  BCP Fin.Bank - Euros 12 m          July, 2001         January, 2002            Fixed rate of 4.38%                   12,000
  BCP Fin.Bank - USD 15 m            July, 2001         April, 2002              Fixed rate of 4.025%                  16,946
  BCP Fin.Bank - Euros 30 m          August, 2001       January, 2002            Fixed rate of 4.34%                   30,000
  BCP Fin.Bank - Euros 10 m          September, 2001    March, 2002              Fixed rate of 4.04%                   10,000
  BCP Fin.Bank - Euros 9 m           September, 2001    January, 2002            Fixed rate of 3.67%                    9,000
  BCP Fin.Bank - USD 130 m           September, 2001    January, 2002            Fixed rate of 2.58%                  146,859
  BCP Fin.Bank - GBP 20 m            October, 2001      March, 2002              Fixed rate of 4.47%                   32,787
  BCP Fin.Bank - USD 20 m            October, 2001      January, 2002            Fixed rate of 2.62%                   22,594
  BCP Fin.Bank - Euros 60 m          October, 2001      January, 2002            Fixed rate of 3.63%                   60,000
  BCP Fin.Bank - Euros 30 m          October, 2001      January, 2002            Fixed rate of 3.62%                   30,000
  BCP Fin.Bank - Euros 30 m          October, 2001      January, 2002            Fixed rate of 3.59%                   30,000
  BCP Fin.Bank - Euros 7 m           November, 2001     February, 2002           Fixed rate of 3.57%                    7,000
  BCP Fin.Bank - Euros 70 m          November, 2001     February, 2002           Fixed rate of 3.37%                   70,000
  BCP Fin.Bank - Euros 80 m          November, 2001     February, 2002           Fixed rate of 3.36%                   80,000
  BCP Fin.Bank - Euros 20 m          November, 2001     January, 2002            Fixed rate of 3.41%                   20,000
  BCP Fin.Bank - Euros 50 m          November, 2001     January, 2002            Fixed rate of 3.44%                   50,000
  BCP Fin.Bank - Euros 19 m          November, 2001     February, 2002           Fixed rate of 3.39%                   19,000
  BCP Fin.Bank - Euros 17 m          November, 2001     May, 2002                Fixed rate of 3.31%                   17,000
  BCP Fin.Bank - Euros 5 m           November, 2001     November, 2002           Fixed rate of 3.33%                    5,000
  BCP Fin.Bank - Euros 65 m          November, 2001     May, 2002                Fixed rate of 3.305%                  65,000
  BCP Fin.Bank - USD 10 m            November, 2001     May, 2002                Fixed rate of 2.24%                   11,298
  BCP Fin.Bank - Euros 42 m          December, 2001     January, 2002            Fixed rate of 3.44%                   42,000
  BCP Fin.Bank - GBP 10 m            December, 2001     February, 2002           Fixed rate of 3.97%                   16,393
  BCP Fin.Bank - USD 25 m            December, 2001     March, 2002              Fixed rate of 2.00%                   28,242
  BCP Fin.Bank - USD 50 m            December, 2001     February, 2002           Fixed rate of 2.00%                   56,484
  BCP Fin.Bank - USD 50 m            December, 2001     March, 2002              Fixed rate of 1.97%                   56,484
  BCP Fin.Bank - Euros 60 m          December, 2001     March, 2002              Fixed rate of 3.37%                   60,000
  BCP Fin.Bank - USD 25 m            December, 2001     February, 2002           Fixed rate of 1.897%                  28,242
                                                                                                                  -----------
                                                                                                                    1,210,387
                                                                                                                  ===========

     References : (i)   -     The interest rate will correspond to 60% of the
                              variable nominal annual interest rate applicable to mortgage loans with monthly constant repayments by BII at that date. This interest rate should not be lower than Lisbor 3m + 1.5%.

                  (ii)  -     Fixed interest rate of 18.5% for the 1 st coupon.
                              For the next coupons, the interest rate applicable will be calculated at the average of the average rates of the last 6 issues of Treasury Bills, plus
                              2.00% for the 2nd to 6th coupons; 2.75% for the 7th and 8th, and 3.00% for the 9th and 10th.

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

13.   Accrued interest, other liabilities and provisions

      This balance is analyzed as follows

                                                         2001            2000
                                                       Euro '000      Euro '000
                                                      ---------       ---------
      Other liabilities
        Creditors:
          Arising out from supplies                      62,175         103,630
          Arising out from factoring operations          85,869         107,162
          Other creditors                               154,508         169,617
        Public sector                                    87,672         134,098
        Other liabilities                               416,385          14,837
                                                      ---------       ---------
                                                        806,609         529,344
                                                      ---------       ---------
      Accruals and deferred income
        Interest payable                                809,509         572,748
        Pension costs payable                                --         332,092
        Deferred income                                  79,304         173,054
        Holiday pay and subsidies                        68,682         214,179
        Other administrative costs payable               17,199             406
        Amounts payable on trading activity             122,681         530,929
        Other sundry liabilities                        385,418         240,226
                                                      ---------       ---------
                                                      1,482,793       2,063,634
                                                      ---------       ---------
      Provision for liabilities and charges
        General allowance for guarantees                 70,615          65,895
        For pension costs                               182,002         125,127
        For other liabilities and charges               103,830         120,470
                                                      ---------       ---------
                                                        356,447         311,492
                                                      ---------       ---------
                                                      2,645,849       2,904,470
                                                      =========       =========

The balance Other liabilities includes the amount of Euros 398,762,000 related to the amount of the Pension Fund liability that falls within the corridor as at 31 December 2001, as referred in note 9.

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

The changes in the general allowance for guarantees is analyzed as follows:

                                                  2001          2000
                                                Euro '000     Euro '000
                                                ---------     ---------

      Balance on January 1                        65,895        42,106
      Transfers resulting from acquisitions           --        17,448
      Charge for the year                          4,696         6,261
      Amounts paid                                    --           (10)
      Exchange rate differences                       24            90
                                                  ------        ------
      Balance on December 31                      70,615        65,895
                                                  ======        ======

The transfers resulting from acquisitions and disposals are related to changes in the structure of the Group. Provisions charges are presented net of amounts recovered.

The General provision for guarantees, was calculated in accordance with regulation 3/95 of the Bank of Portugal.

The Provision for pension costs including the restructuring costs resulting from early retirement of employees, is analyzed as follows:

                                                            Group
                                                 --------------------------
                                                   2001             2000
                                                 Euro '000        Euro '000
                                                 ---------        ---------
      Balance on January 1                         125,127         181,735
      Provision charge through reserves -
         restructuring costs                       251,438              --
      Charge through reserves                           --          41,658
      Charge for the year                           65,863         (44,492)
      Amounts paid                                (249,921)        (53,774)
      Exchange rate differences                    (10,505)             --
                                                   -------         -------
      Balance on December 31                       182,002         125,127
                                                   =======         =======

Other provisions for liabilities and charges are analyzed as follows:

                                                   2001             2000
                                                 Euro '000        Euro '000
                                                 ---------        ---------
      Balance on January 1                         120,470          20,011
      Transfers resulting from acquisitions             --          48,103
      Charge for the year                           10,336          62,594
      Extraordinary cost                            66,002              --
      Amounts paid                                 (84,341)        (10,326)
      Exchange rate differences                     (8,637)             88
                                                   -------         -------
      Balance on December 31                       103,830         120,470
                                                   =======         =======

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

      In the item Other liabilities - Public sector are included income taxes which are analyzed as follows:

                                                          2001          2000
                                                       Euro '000     Euro '000
                                                       ---------     ---------

               Currently payable                         13,624       90,701
               Deferred income taxes                         --          230
                                                         ------       ------
                                                         13,624       90,931
                                                         ======       ======

      The provision for income taxes for the Banco Comercial Portugues, S.A. and its subsidiaries was calculated in accordance with the fiscal regulations applicable at the balance sheet date.

      The provision is calculated at a rate of 35.2% on taxable income. The following tax benefits were considered in the computation of the provision for income taxes for the Bank:

                                                                         2001         2000         1999
                                                                          %            %             %
                                                                        -------      -------      -------
            Standard tax rate                                            35.2%        35.2%        37.4%
            Deductions to the taxable profit in respect
              of tax exemption of the off shore activities               (4.4%)       (2.2%)       (8.0%)
            Net capital gains reinvested                                 (0.7%)       (4.2%)      (15.5%)
            Tax losses carried forward                                  (17.4%)      (11.3%)       (2.0%)
            Deduction to the taxable profit in respect of sundry
            fiscal benefits                                              (1.4%)       (1.5%)       (2.9%)
                                                                        -------      -------      -------
            Efective tax rate                                            11.3%        16.0%         9.0%
                                                                        =======      =======      =======

14.   Subordinated debt

      This balance is analyzed as follows:

                                                       2001            2000
                                                     Euro '000       Euro '000
                                                     ---------       ---------

             Bonds with redemption option            2,346,731       1,050,778
             Perpetual bonds                           463,318         440,186
             Other subordinated debt                    73,549          82,020
                                                     ---------       ---------
                                                     2,883,598       1,572,984
                                                     =========       =========

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

As at December 31, 2001, the subordinated debt issues for the Group are analyzed as follows:

                                                Issue                  Maturity                                          Amounts
               Issue                            date                    date            Interest rate                   Euro '000
               -----                            ----                    ----            -------------                   ---------
 Banco Comercial Portugues:
    BCP 1993                               December, 1993          December, 2003     See reference (i)                    74,815
    BCP 1995                               March, 1995             March, 2005        Lisbor 6 months + 0.20%             145,898
    BCP Junho 2001                         June, 2001              June, 2011         Fixed rate of  6.350 %              150,000
    BCP Setembro 2001                      September, 2001         September, 2011    Fixed rate of  6.150 %              120,000
    BPA 1993 - 1.(a)emissao                February, 1993          February, 2003     TBA x 1.055                          74,820
    BPA 1993 - 2.(a)emissao                December, 1993          December, 2003     See reference (ii)                   37,410
    BPA 1996                               December, 1996          January, 2007      Lisbor 6 months + 0.2%              149,639
    UBP 1993 - 1.(a)emissao                February, 1993          February, 2004     See reference (iii)                  27,434
    UBP 1993 - 2.(a)emissao                November, 1993          November, 2004     Lisbor 6 months + 0.375%              9,976
    UBP 1996                               June, 1996              June, 2006         Lisbor 6 months + 0.25%              29,778
    B.M. Imobiliario 1998                  June, 1998              June, 2008         Lisbor 12 months                      7,482
    BPSM 1995                              March, 1995             March, 2005        Lisbor 6 months + 0.25%              59,713
    BPSM 1995 - 2.(a)emissao               April, 1995             April, 2003        Lisbor 6 months + 0.25%             139,663

 BCP Investimento:

    CISF 1993                              December, 1993          December, 2003      Euribor 3 months + 0.15%            29,928
    BMI 1995 - 1.(a)emissao                June, 1995              June, 2005          Lisbor 6 months + 0.4%               9,976
    BCP Investimento 2001/2011             March, 2001             March, 2011         Euribor 3 months + 0.95%            18,000

 Banco de Investimento Imobiliario:

    BII 1993                               November, 1993          November, 2003      Fixed rate of 4.4063%                9,079
    BII 1995                               June, 1995              June, 2005          Lisbor 3 months + 0.25%              9,976
    BII 1996                               December, 1996          December, 2003      Lisbor 3 months + 0.25%             14,964
    BII 1998                               December, 1998          December, 2008      Lisbor 3 months + 0.5%              29,928
    BII SFE 1999                           December, 1999          December, 2009      Euribor 6 months + 1.0%             17,500

 BCP Leasing:

    1992  - 1.(a)emissao                   June, 1992              July, 2002          TBA x 1.06                           3,492
    1992  - 2.(a)emissao                   June, 1992              July, 2002          TBA x 1.06                           6,484
    1992  - 3.(a)emissao                   December, 1992          December, 2002      TBA x 1.065                         14,964
    1993  - 1.(a)emissao                   June, 1993              June, 2003          See reference (iv)                   9,976
    1993  - 2.(a)emissao                   September, 1993         September, 2003     See reference (v)                   11,722
    1992  - 1.(a)emissao                   June, 1992              July, 2002          TBA x 1.06                           4,988
    1992  - 2.(a)emissao                   June, 1992              July, 2002          TBA x 1.06                           4,988
    1992  - 3.(a)emissao                   December, 1992          December, 2002      TBA x 1.065                          9,976
    1995 Lusoleasing                       December, 1995          November, 2005      Lisbor 6 months + 0.4%               9,976
    1998 Comercial Leasing                 December, 1998          December, 2008      Lisbor 6 months + 0.75%              4,988
    1993 Macaulease                        January, 1993           June, 2003          TBA x 1.075                          4,988

 BCP Factoring:

    BPA Factor 1995                        August, 1995            August, 2005        Lisbor 6 months + 0.375%             2,494
    Nacional Factoring 1999                March, 1999             March, 2009         Lisbor 6 months + 0.75%              7,482

 Expresso Atlantico:

    BCM 1992                               May, 1992               May 2003/4          TBA x 1.06                          19,952
    BCM 1992  - 2.(a)emissao               September, 1992         May 2003/4          TBA x 1.06                          12,470

 Interbanco:

    Interbanco 2000                        September, 2000         September, 2010     Euribor 6 months + 0.65%            15,000

 Banco Internacional de Mocambique:

    BCM 2000                               December, 2000          December, 2010      Lisbor 6 months                     11,812

 BCP Finance Bank:

    EMTN 44(a)Emisao - 1 Tranche           March, 2001             March, 2011          Fixed rate of  6.250 %            400,000
    EMTN 44(a)Emisao - 2 Tranche           March, 2001             March, 2011          Fixed rate of  6.250 %            200,000
    Subord.Guarant. Exchang.               June, 2001              June, 2011           Fixed rate of  4.750 %            425,000
                                                                                                                        ---------
                                                                                                                        2,346,731
                                                                                                                        =========

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

(continuation)

                                Issue               Maturity                                        Amounts
         Issue                   date                date                 Interest rate            Euro '000
         -----                   ----                ----                 -------------            ---------
Perpetual bonds

BPA 1997                     July, 1997          --                Lisbor 3 months + 0.95%            199,519
BII 1997                     December, 1997      --                Lisbor 3 months + 0.8%              28,610
BII 1999                     September, 1999     --                Euribor 3 months + 2.0%              7,500
Banco Mello (Cayman)         June, 1997          --                USD Libor 3 months + 1.5%           84,726
Banco Mello (Cayman)         June, 1997          --                Fixed rate of 8.125%                28,241
B.M. Imobiliario 1998        December, 1998      --                Lisbor 12 months                    15,962
TOPS's BPSM 1997             December, 1997      --                Lisbor 6 months + 0.4%              89,784
Mello Credito 1998           December, 1998      --                Lisbor 12 months + 1.75%             3,990
BCP Leasing 2001             December, 2001      --                Euribor 3 months + 1.75%             4,986
                                                                                                    ---------
                                                                                                      463,318
                                                                                                    ---------
Other subordinated debt

Participation bonds:
BPA 1.(a)e 2.(a)emissao      1986                From 1996         See 3 rd and 4 th paragraphs         2,397
Banco Mello                  1987                From 2005         See 5 th and 6 th paragraphs        23,767
BPSM                         1987                From 1997         See 7 th and 8 th paragraphs        14,964
BPSM                         1986                From 1996         See 7 th and 8 th paragraphs        24,940
Other:
Interbanco                   December 2000       --                --                                   7,481
                                                                                                    ---------
                                                                                                       73,549
                                                                                                    ---------
                                                                                                    2,883,598
                                                                                                    =========

            References :  TBA  - Bank of Portugal Annual Standard Rate.
                          PRV  - Caixa Geral de Depositos, Banco Espirito Santo,
                                 Banco Portugues do Atlantico and BPI average
                                 Floating Prime Rate.
                           (i) - The lower of, either Lisbor 6 m. + 0.125% or
                                 TBA + 1%.
                          (ii) - The lower of, either Lisbor 6 m. + 0.2% or TBA
                                 + 0.8125%.
                         (iii) - The lower of, either Lisbor 6 m. + 0.4375% or
                                 TBA + 1.0625%.
                          (iv) - The lower of, either Lisbor 3 m. + 0.25% or
                                 PRV - 1%.

All bonds issued with redemption option have the call option starting in the fifth year.

The participation bonds issued by Banco Portugues do Atlantico S.A. in 1986 bear interest on their principal amount. The total interest is based and calculated by a fixed and a floating component. The fixed component bears interest on 2/3 of the principal amount at the reference money market rate published by the Bank of Portugal in each period plus 2%. The floating component bears interest on 1/3 of the principal amount and is calculated based on the net income of Banco Comercial Portugues S.A. attributable to these securities based on its proportion to share capital. The floating component bears a minimum guaranteed interest of 5%.

In respect to the reimbursement of the BPA Participation bonds, the investors can exercise their rights starting in 1996 at the nominal principal amount. Alternatively, Banco Comercial Portugues S.A. can at any moment buy the units in the Stock Exchange and within a one year period sell them again or cancel them.

The participation bonds issued by Banco Mello, S.A. in 1987 bear interest on their principal amount. Total interest is calculated by both a fixed and a floating component. The fixed component is computed by applying an interest rate equal to the 12 month Lisbor reference rate to 70% of each security's face value, with the reference rate being the one presented by Reuters in the "LBOA" page two business days before each period's first interest counting day. The floating component is calculated by multiplying 75% of the remaining 30% of each security's face value by the value of the index of the annual growth in cash-flows and by an interest rate equal to the 12 month Lisbor reference rate, with the reference rate being the one presented by Reuters in the "LBOA" page two business days before each period's first interest counting day. A floor is established at an interest rate equal to the 12 month Lisbor reference rate less 30 b.p., with the reference rate being the one presented by Reuters in the "LBOA" page two business days before each period's first interest counting day, and a cap is set at an interest rate equal to the 12 month Lisbor reference rate, with the reference rate being the one presented by Reuters in the "LBOA" page two business days before each period's first interest counting day.

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

      In respect to the Banco Mello Participation bonds, either the investor or Banco Mello can call for the reimbursement starting in 15 April 2005, at the nominal principal amount. The reimbursement has to take place at the bare interest payment date.

      The participation bonds issued by Banco Pinto & Sotto Mayor, S.A. in 1986 and in 1987 bear interest on their principal amount. The total interest is based and calculated by a fixed and a floating component. The fixed component bears interest on 70% of the principal amount at the reference bonds rate published by the Bank of Portugal in the first day of each interest maturity period. The floating component bears interest on 30% of the principal amount and is calculated multiplying the cash-flows of Banco Pinto & Sotto Mayor, S.A., by the annual interest rate on deposits with a maturity period between 6 to 12 months, in the first day of each period.

      After 10 years, the Sotto Mayor's investors can exercise their rights at par. In case of liquidation of Banco Pinto & Sotto Mayor, S.A., the investors have the right to redeem only after all the creditors have been paid.

      The analysis of this balance by the period to maturity, is as follows:

                                                2001            2000
                                              Euro '000       Euro '000
                                              ---------       ---------

      6 to 12 months                             44,892          24,940
      1 to 5 years                              768,775         763,988
      More than 5 years                       1,556,831         261,850
      Indetermined                              513,100         522,206
                                              ---------       ---------
                                              2,883,598       1,572,984
                                              =========       =========

15.   Capital stock, fully authorized, subscribed and paid-up

      The share capital of the Bank, in the amount of Euro 2,326,714,877 is represented by 2,326,714,877 shares with a nominal value of Euro 1 each, and is fully paid.

      During March 2001, the share capital was increased, by the exercise of shareholders rights, from Euro 2,101,562,549 to Euro 2,269,687,552 by issuance of 168,125,003 ordinary registered shares, with a par value of 1 Euro, at a subscription price of 4.25 Euro per share - representing a 25% discount vis-a-vis the closing price as at 22 January 2001 in the Lisbon Stock Exchange.

      In April 2001, as a result of the Annual General Meeting held on 26 March, 2001, the share capital was increased to Euro 2,326,714,877 by the issue of 57,027,325 shares, through retained earnings, with a par value of 1 Euro, attributed freely to the shareholders that held BCP shares when the share capital was represented by Euro 2,101,562,549, through the aplication of the factor 0.0271356782 to the number of share rights held.

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

The balances of share capital and share premium are analysed as follows:

                                                                                                   Group and Bank
                                                                                            ------------------------------
                                                                                            Share capital    Share premium
                                                                                                Euro              Euro
                                                                                            -------------    -------------
Balance on 31 December 1999                                                                   1,000,000          587,202
                                                                                              ---------       ----------

 Issuance of 59,030,987 shares for exchange for Banco Mello, S.A. shares                         59,031          259,146
 Issuance of 227,822,849 shares for exchange for Banco Portugues
    do Atlantico, S.A. shares                                                                   227,823        1,093,550
 Issuance of 760,155,450 shares for exchange for Banco Pinto & Sotto
    Mayor, S.A. shares                                                                          760,156        3,016,297
 Issuance of 12,542,478 shares for exchange for Companhia de Seguros
    Imperio, S.A. shares                                                                         12,543           55,062
 Issuance of 33,702,432 shares for exchange for Banco de Investimento
     Imobiliario, S.A. shares                                                                    33,702               --
 Issuance of 8,308,353 shares for exchange for BCP International Bank,
     Limited shares                                                                               8,308            8,559
 Merger reserve, arising on the incorporation into Banco Comercial Portugues, S.A. of :
    - Banco Mello, S.A                                                                               --         (608,053)
    - Banco Pinto & Sotto Mayor, S.A                                                                 --       (2,172,942)
    - Banco Portugues do Atlantico, S.A                                                              --       (1,536,019)
    - Restructuring costs and fair-value adjustments *                                               --         (532,159)
 Costs related with the increase in share capital and merger                                         --             (513)
                                                                                              ---------       ----------
Balance on 31 December 2000                                                                   2,101,563          170,130
                                                                                              ---------       ----------

 Issuance of 168,125,003 new shares for shareholders                                            168,125          546,406
 Issuance of 57,027,325 shares through retained earnings                                         57,027               --
 Costs related with the increase in share capital                                                    --           (1,333)
                                                                                              ---------       ----------
Balance on 31 December 2001                                                                   2,326,715          715,203
                                                                                              =========       ==========

      * On a consolidated basis, the remaining amount of Euro 663,077,408 of Restructuring costs and fair-value adjustments was recorded in Goodwill during the year 2000.

The value of Goodwill, including restructuring costs and fair-value adjustments, accounted in merger reserve, was first debited in other reserves and the remaining amount in share premium, as established by the Bank of Portugal.

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

                                                                 Group
                                                   ------------------------------------
                                                          2001            2000
                                                          Euro             Euro
                                                   ----------------   -----------------
      Balance sheet value of the shares of
         Banco Comercial Portugues, S.A                   8,986,268         128,874,791
                                                   ----------------   -----------------

      Number of shares                             1,975,004 shares   25,004,290 shares
                                                   ----------------   -----------------
      Average balance sheet value per share                    4.55               5.15

      Treasury stock refers to own shares held by Banco Comercial Portugues, S.A. These shares are held within the limits established by the By-Laws and the Company Code.

17.   Retained earnings and reserves

      This balance is analyzed as follows:

                                                          2001              2000
                                                        Euro '000         Euro '000
                                                        ---------         ---------
      Legal reserve                                        210,382         102,143
      Statutory reserve                                      9,926              --
      Other reserves and retained earnings                 719,125         707,868
      Net income                                           571,672         505,498
      Goodwill arising on consolidation                 (2,376,602)     (1,752,373)
      Exchange differences arising on consolidation         74,306          37,932
      Other reserves arising on consolidation              (63,551)        (52,255)
                                                        ----------      ----------
                                                          (854,742)       (451,187)
                                                        ==========      ==========

      Legal reserve

      Under Portuguese legislation, the Bank is required to set-up a reserve equal to a minimum of 10 percent of annual profits until the reserve is equal to share capital. Such reserve is not normally distributable in cash. In this context, the General Assembly in March 2001 approved a transfer of Euro 108,239,144 from retained earnings.

      In accordance with current legislation, the other Group companies must also set up a reserve with a minimum of between 5 and 10 percent of their net annual profits depending on the nature of their activity.

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

      Statutory reserve

      The Statutory reserve is a voluntary reserve that was established in accordance with the articles of association of the Bank. The reserve is increased by a transfer of a percentage of the annual net income of the Bank as proposed by the management of the Bank and approved by the shareholders at the annual General Assembly. The Statutory reserve is a contingency reserve whose use requires the approval of the shareholders.

      Net income

      The profit distribution for Banco Comercial Portugues and certain group companies is approved annually at the General Assembly. The accumulated amount of Goodwill, charged to reserves is analysed as follows:

                                                                                        Euro '000
                                                                                        ---------
      Balance on 31 December 1999                                                        (726,440)
                                                                                       ----------
       Goodwill arising on the acquisition of BIG Bank Gdanski                            (72,352)
       Goodwill arising on the acquisition of 50.1% of Interbanco                         (37,522)
       Goodwill arising on the acquisition of 24.8% of Eureko                            (629,741)
       Goodwill arising on the acquisition of 10.0% of Banco Sabadell                    (215,961)
       Goodwill arising on the acquisition of 25.6% of Ibersecurities                     (23,309)
       Amount of capitalised Goodwill unamortised as at 31 December
        1999 related to BCP subsidiaries                                                 (104,860)
       Goodwill arising on other acquisitions                                              (4,155)
       Adjustments to Goodwill resulting from the merger of
        subsidiaries by incorporation into BCP (*)                                         61,967
                                                                                       ----------

      Balance on 31 December 2000                                                      (1,752,373)
                                                                                       ----------

       Adjustment to the Goodwill arising on aquisitions in the accounts of Eureko       (487,112)
       Adjustment to the Goodwill arising on acquisitions in the accounts
        of Banco Sabadell                                                                   7,997
       Goodwill arising on the acquisition of 25.6% of Ibersecurities
        (Activo Bank Group)                                                                (9,098)
       Goodwill arising on the acquisition of 24.1% of BBG                               (122,696)
       Adjustment to the Goodwill of BCM Mozambique                                        (9,137)
       Goodwill arising on other acquisitions                                              (4,183)
                                                                                       ----------
      Balance on 31 December 2001                                                      (2,376,602)
                                                                                       ==========

* Excluding the amount already considered on an individual basis in the merger reserve by incorporation into Banco Comercial Portugues, S.A. (Note
      15)

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

On 31 December, 2000, the goodwill and restructuring costs arising on the acquisition of subsidiaries which have since been merged by incorporation into Banco Comercial Portugues, S.A., were required by the Bank of Portugal to be charged to share premium as follows:

                                                                               Euros' 000
                                                                -----------------------------------------
                                                                                  Share
                                                                   Total         premium         Reserves
                                                                ----------      ----------       --------
      Banco Mello, S.A                                            (608,040)       (608,052)           12
      Banco Pinto & Sotto Mayor, S.A                            (1,973,695)     (2,172,941)      199,246
      Banco Portugues do Atlantico, S.A                         (1,036,274)     (1,536,018)      499,744
      BMI S.G.P.S., S.A                                             (4,642)             --        (4,642)
      Banco Mello Imobiliario, S.A                                  (6,938)             --        (6,938)
      Mortgage portfolio of BII                                     37,623              --        37,623
                                                                ----------      ----------        ------
                                                                (3,591,966)     (4,317,011)      725,045
                                                                ----------      ----------        ------
      Restructuring costs resulting from early
        retirement and plan assets valuation                      (551,332)       (271,380)     (279,952)
      Adjustments with obligations for past services
        as at 31 December, 1999                                    (52,273)        (25,730)      (26,543)
      Charge-off of deferred costs with early
        retirement payments made until 31 December, 199           (148,834)        (73,260)      (75,574)
      Fair-value adjustments                                      (442,798)       (161,789)     (281,009)
                                                                ----------      ----------        ------
                                                                (1,195,237)       (532,159)     (663,078)
                                                                ----------      ----------        ------
                                                                (4,787,203)     (4,849,170)       61,967
                                                                ==========      ==========        ======

      In connection with the merger by incorporation, as noted in the previous table an adjustment od Euro 61.9 million was made to reserves.

18.   Minority interests

      The minority interests are analyzed as follows:

                                                                    2001            2000
                                                                 Euro '000        Euro '000
                                                                 ---------        ---------
      Minority interests attributable to:
        Banco Expresso Atlantico, S.A                               11,057          10,820
        Banco Popular Comercial, S.A                                    --          27,911
        Banco de Investimento Imobiliario, S.A                      24,699          19,810
        Interbanco, S.A                                             22,812          21,099
        Chemical S.G.P.S., S.A                                          --          26,257
        NovaBank, S.A                                               77,757              --
        BIM - Banco Internacional de Mocambique, S.A.R.L           (12,845)        (40,860)
        Other subsidiaries                                              11             158
                                                                 ---------       ---------

                                                                   123,491          65,195
        Preference shares                                        1,223,725       1,215,754
                                                                 ---------       ---------

                                                                 1,347,216       1,280,949
                                                                 =========       =========

There is an agreement between the shareholders to cover the negative shareholders' fund of BIM - Banco Internacional de Mocambique, S.A.R.L.

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

As at 31 December, 2001 the minority interests attributable to preference shares are analysed as follows:

(i) 5,000,000 Series A Non-cumulative Guaranteed Non-voting Exchangeable Preference Shares of par value US$ 50 each (par value of US$ 25 and share premium of US$ 25), issued by BCP International Bank Limited on 21 June, 1996, amounting to US$ 250 million. US$ 230,070,550 were converted into BCP shares, as referred in the follows paragraphs.

During December 1997, 1,644,000 Series A 8% Non-cumulative Guaranteed Non-voting Exchangeable Preference Shares issued by BCP International Bank Limited (Cayman), in the amount of USD 82,200,000, were converted into shares representing the share capital of Banco Comercial Portugues, S.A.. Consequently, 6,006,351 new shares of Banco Comercial Portugues, S.A. were issued through the partial exercise of conversion rights associated to the referred preference shares issued in June 1996. The subscription of these new shares was performed with a face value of PTE 1,000 (approximately Euro 5) and a share premium of PTE 1,144.52 (approximately Euro 5.7), per share, in a total amount of Euro 34,289,308.

During the first semester of 1998, 1,760,000 and 6,369,000 new shares of Banco Comercial Portugues, S.A. in the amount of US$ 106,838,800 were issued through the partial exercise of conversion rights associated to 2,136,776 preference shares issued in June 1996, by BCP International Bank Limited (Cayman). In February 1999, 3,031,000 new shares of Banco Comercial Portugues, S.A., in the amount of US$ 39,381,750, were issued through the partial exercise of conversion rights associated to 787,635 preference shares issued in June 1996, by BCP International Bank Limited (Cayman).

(ii) 8,000,000 Euro 6.25 per cent. Non-cumulative Guaranteed Non-voting Preference Shares of par value Euro 50 each, issued by BCP Finance Company on 14 June, 1999, amounting to Euro 400 million.

(iii) 6,000,000 Preference Shares Non-cumulative Guaranteed Non-voting of par value Euro 100 each, issued by BCP Finance Company on 28 September, 2000, amounting to Euro 600 million, to redeem the 20,000,000 Series A Floating Rate Non-cumulative Guaranteed Non-voting Preference Shares of par value US$ 25 each, issued by BCP Capital Finance Limited (Cayman) on 29 September, 1995, amounting to US$ 500 million.

(iv) 2,400,000 Preferencial Shares, Series A, Non-Cumulative Non-voting, with nominal value of Euro 25 each, issued by Mello Capital, Limited on 22 June 1999, amounting to Euro 60 million.

(v) 125,000 Preferencial Shares, Non-voting, with nominal value of USD 1,000 each, guaranteed by Banco Pinto & Sotto Mayor, S.A., issued by Pinto Totta International Finance, Limited on 29 July, 1997, amounting to US$ 125 million.

The Issuers, BCP Capital Finance Limited, BCP International Bank Limited, BCP Finance Company and Mello Capital, Limited, are fully owned subsidiaries of Banco Comercial Portugues, S.A., and incorporated as exempted companies under the Cayman Islands Companies Law.

The Issuer, Pinto Totta International Finance, Limited, an indirect subsidiary of Banco Comercial Portugues, S.A., is jointly held in equal parts (50% shareholding each) with Banco Totta & Acores, S.A., and incorporated as exempted companies under the Cayman Islands Companies Law. This company is consolidated by the proportional method.

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

As at 31 December 2001, the preference shares issues for the Group is analysed as follows:

                                              Issue              Number      Unit nominal        Interest                  Amounts
Issue                                         date             of shares        value              rate                  Euros '000
-----                                         ----             ---------        -----              ----                  ----------
BCP International Bank                   June, 1996         (i) 398,589     (ii) USD 50        Fixed rate of 8%               22,514
BCP Finance Company                      June, 1999           8,000,000          EUR 50        Fixed rate of 6.25%           400,000
BCP Finance Company                      September, 2000      6,000,000          EUR 100       Libor 3 months +1.75%         600,000

Mello Capital Limited                    June, 1999           2,400,000          EUR 25        Fixed rate of 7.5%             60,000
Pinto Totta International Finance        July, 1997             125,000          USD 1.000     Fixed rate of 7.77%(iii)      141,211
                                                                                                                           ---------

                                                                                                                           1,223,725
                                                                                                                           =========

            (i)   - N.(0) of shares outstanding on 31 December 2001, as a result of convertions into BCP shares
            (ii)  - The indicated nominal par value includes the amount of USD
                    25 of Share premium
            (iii) - Starting on August 2007, the interest rate bearing will correspond to the USD Libor 6 months +2.75%

19.   Provision for loan losses

      The amount of this account is comprised of:

                                                      2001          2000          1999
                                                    Euro '000     Euro '000     Euro '000
                                                    ---------     ---------     ---------
      Loans and advances to credit institutions
        For overdue loans and doubtful credits          (636)      (22,572)          882
        For country risk                               5,185        43,951        (2,873)
                                                     -------       -------       -------
                                                       4,549        21,379        (1,991)
                                                     -------       -------       -------
      Loans and advances to customers
        Specific provision for credit risk           307,512       188,652       168,068
        For restructured loans                        11,060         5,316           958
        General allowance for loan losses            (14,420)       92,252        43,385
                                                     -------       -------       -------
                                                     304,152       286,220       212,411
                                                     -------       -------       -------
                                                     308,701       307,599       210,420
                                                     =======       =======       =======

      Provisions charges are presented net of amounts recovered.

20.   Commissions and fees on banking operations

      The amount of this account is comprised of:

                                                  2001       2000         1999
                                               Euro '000   Euro '000    Euro '000
                                               ---------   ---------    ---------
      Commission income
        From guarantees                           52,831      52,509      32,319
        From credit and commitments                9,780      12,234       7,026
        From banking services                    350,070     367,100     228,981
        From securities operations                43,321     125,277      59,678
        From other services                      111,008      82,508      35,555
                                                 -------     -------     -------
                                                 567,010     639,628     363,559
                                                 =======     =======     =======

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

21.   Net exchange differences

      The amount of this account is comprised of:

                                                  2001           2000         1999
                                                Euro '000      Euro '000    Euro '000
                                                ---------      ---------    ---------
      Net exchange differences
        Profits on foreign exchange activity      143,862       202,656       37,849
        Losses on foreign exchange activity      (104,889)     (163,127)      (6,858)
                                                 --------      --------       ------
                                                   38,973        39,529       30,991
                                                 ========      ========       ======

22.   Net gains / (losses) on trading operations

      The amount of this account is comprised of:

                                                                2001         2000        1999
                                                              Euro '000    Euro '000   Euro '000
                                                              ---------    ---------   ---------
      Net gains / (losses) on trading operations

      Gains on trading operations:
        Trading activity                                        239,814     272,442      74,070
        Swaps and Forward rate agreements                         8,575      89,043      52,988
        Futures and Options                                     125,307     160,963      88,428
        Other activity                                            2,697       3,109       1,450
                                                                -------     -------     -------
                                                                376,393     525,557     216,936
                                                                -------     -------     -------
      Losses on trading operations:
        Trading activity                                        123,133     108,698      17,192
        Swaps and Forward rate agreements                        25,882      88,152      31,696
        Futures and Options                                     109,949     153,492      67,585
        Other activity                                               33           7          10
                                                                -------     -------     -------
                                                                258,997     350,349     116,483
                                                                -------     -------     -------
            Net profit from trading operations                  117,396     175,208     100,453
                                                                =======     =======     =======

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

23. Net gains / (losses) on sale of shares in subsidiaries and associated companies

      The amount of this account for the Group is comprised of:

                                                          2001                       2000                          1999
                                                  ----------------------     ----------------------        ----------------------
                                                      %        Capital           %         Capital            %        Capital
                                                  Holding    Gain / (Loss)    Holding    Gain / (Loss)     Holding  Gain / (Loss)
                                                  disposed     Euro '000     disposed     Euro '000        disposed   Euro '000
                                                  --------     ---------     --------     ---------        --------   ---------
      Gains / (Losses) on sale of investments

      Banco Banif -
        Banqueros Personales, S.A                     --          --               --          --             50.0      19,032
      Shopping Direct, Comercio
        Electronico, S.A                              --          --            100.0      30,195
      Banco Santander
        Central Hispano, S.A                          --          --               --          --              2.7     373,569
                                                               -----                       ------                      -------
                                                                  --                       30,195                      392,601
                                                               =====                       ======                      =======

Regarding 31 December, 2000, on an unconsolidated basis, Gains include the amount of Euro 682,233,393 referred to the realised gain with the sale of 50.1% of Seguros e Pensoes S.G.P.S., S.A. to Eureko B.V. On a consolidated basis, this gain is annulled against the investment in Eureko.

Also regarding 31 December, 2000, on an unconsolidated basis, Gains include the amount of Euro 152,456,171 resulting from the realised gains with the sale of BPSM subsidiaries, under the agreement made between BCP and CGD. On a consolidated basis, these gains are annulled against the goodwill arising on the acquisition of BPSM.

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

24.   Other income

      The amount of this account is comprised of:

                                                                      2001        2000         1999
                                                                    Euro '000   Euro '000    Euro '000
                                                                    ---------   ---------    ---------
      Income from securities

        Income from the trading account securities                         96          --          --
        Income from the investment account securities                  21,356      31,638       8,735
        Income from investments                                       118,555     153,662      60,248
                                                                      -------     -------      ------
                                                                      140,007     185,300      68,983
                                                                      -------     -------      ------
      Other income

        Income from services                                           71,684      61,771      35,533
        Recovery of charged-off loans                                  79,613      68,268      38,672
        Cheques and reimbursement of expenses                          52,037      46,350      25,493
        Income from leasing operations                                  5,472       7,908       1,633
        Gains from the sale of other investments and fixed assets      21,792      43,065      35,189
        Gain from the sale of Millenium Bank (Poland) rights               --      59,319          --
        Management fees                                                24,949      29,812      24,007
        Recovery of interest charged-off and expenses                  49,816      23,595      18,443
        Other                                                          45,663      30,549      10,358
                                                                      -------     -------      ------
                                                                      351,026     370,637     189,328
                                                                      -------     -------      ------
                                                                      491,033     555,937     258,311
                                                                      =======     =======     =======

      The recovery of loans charged-off for the Group includes the amount of Euro 11,542,000 (2000: Euro 39,061,460; 1999: Euro.8,334,460) referring to restructured loans previously written-off (see table in note 6). 25. Salaries

      The amount of this account is comprised of:

                                                  2001       2000        1999
                                                Euro '000  Euro '000   Euro '000
                                                ---------  ---------   ---------

      Remunerations                              540,189     553,394     351,960
      Obligatory social charges                   93,901      94,829      55,525
      Optional social charges                     15,588      11,472       9,090
      Other staff costs                            7,540       7,454       2,471
                                                 -------     -------     -------
                                                 657,218     667,149     419,046
                                                 =======     =======     =======

      In the year ended December 31, 2001, the total value of remunerations attributable to the Group management, registered under Staff costs, was Euro.173,266,000 (2000: Euro 154,548,000; 1999: Euro 109,039,460).

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

26.   Depreciation / amortisation

      The amount of this account is comprised of:

                                           2001        2000        1999
                                         Euro '000   Euro '000   Euro '000
                                         ---------   ---------   ---------
      Premises
        Land and buildings                 42,898      39,547      26,450
                                          -------     -------     -------
                                           42,898      39,547      26,450
                                          -------     -------     -------
      Tangible assets
        Equipment:
          Furniture                        12,575      15,135       6,797
          Office equipment                  2,926       3,230       2,118
          Computer equipment               33,051      26,210      22,315
          Interior installations           11,013      10,834       8,581
          Motor vehicles                    3,621       4,014       4,228
          Security equipment                5,854       5,577       5,332
        Other fixed assets                    855       2,554          40

                                           69,895      67,554      49,411
                                          -------     -------     -------
      Intangible assets
        Set-up costs                        2,014       3,830         357
        Project development                    91         893         954
        Software                           23,133      19,985      18,370
        Publicity and launching costs          84          83          68
        Other intangible assets             9,776      11,063       2,930
                                          -------     -------     -------
                                           35,098      35,854      22,679
        Goodwill                               --          --      29,091
                                          -------     -------     -------
                                           35,098      35,854      51,770
                                          -------     -------     -------
                                          147,891     142,955     127,631
                                          =======     =======     =======

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

27.   Other expenses

      The amount of this account is comprised of:

                                                                                2001         2000          1999
                                                                             Euro '000     Euro '000     Euro '000
                                                                             ---------     ---------     ---------
         Commission expenses
           In guarantees                                                         1,234           360           132
           In credit and commitments                                               472           121             1
           In banking services                                                  22,795        31,071        12,550
           In securities operations                                              7,761         9,360         5,897
           In other services                                                    47,452        23,659         7,917
                                                                              --------      --------      --------
                                                                                79,714        64,571        26,497
                                                                              --------      --------      --------
         Other expenses
           Indirect taxes                                                       25,458        11,842         7,831
           Losses from the sale of other investments and fixed assets            2,556        22,588         1,530
           Donations and other contributions                                     9,364         7,735         2,948
           Losses on the aplication of the equity method of consolidation        1,393         4,743         4,092
           Other                                                                30,849        33,249        15,592
                                                                              --------      --------      --------
                                                                                69,620        80,157        31,993
                                                                              --------      --------      --------
         Provisions
           Mark-to-market for trading account securities                           159           523          (395)
           Lower of cost or market adjustment
             for investment account securities                                  14,750        32,770        29,056
           For pension costs                                                    65,863       (44,492)      107,175
           For other liabilities and charges                                    76,338        62,594        (6,039)
           Other provisions                                                   (179,550)       19,010        30,338
                                                                              --------      --------      --------
                                                                               (22,440)       70,405       160,135
                                                                              --------      --------      --------
                                                                               126,894       215,133       218,625
                                                                              ========      ========      ========

      Provisions charges are presented net of amounts recovered.

      Provisions for other liabilities and charges, net ot amounts recovered, includes an amount of Euros 66,002,000, which was accounted as an extraordinary cost (see note 29).

      Other provisions include the writte-back of amounts provided for contingent liabilities of Euros 159,270,000 which have not materialized.

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

28.   Provision for income taxes

      The charge of the year is analyzed as follows:

                                                               Euro '000
                                                               ---------

         Provision for income taxes (allowance)
           Fiscal year of 1999                                   53,941
           Fiscal year of 2000                                  129,698
           Fiscal year of 2001                                   84,455

         Income taxes paid
           Fiscal year of 1999                                   44,711
           Fiscal year of 2000                                   46,064
           Fiscal year of 2001                                   19,815

         Difference

           Fiscal year of 2001                                   64,640

      The provision for income taxes for the Banco Comercial Portugues, S.A. and its subsidiaries was calculated in accordance with the fiscal regulations applicable at the balance sheet date.

      The difference between the Provision for income taxes (allowance) and the income taxes paid, is fully provided for and included in the item Other liabilities - Public sector, note 13.

      Banco Comercial Portugues, S.A. and each of its subsidiaries, file tax returns separately.

      The Income taxes paid refers to the value of taxes paid on account, with-held at source, additional payments and reimbursements.

      The effective rate of income tax payable is less than the base rate owing to tax losses brought forward the fiscal benefits available in respect of dividends and activities carried out by the off-shore branch located in Madeira. The tax benefits were considered in the computation of the provision for income taxes for the Bank.

      The accounting periods open to inspection by the Portuguese Tax Authorities are 10 years up to the current period. The Bank commenced its operations on May 5, 1986.

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

29.   Extraordinary cost

      As at 30 June 2001, the item Other reserves arising on consolidation included the amount of Euro 395 million (PTE 79.2 billion) referring to the estimated restructuring charges to be incurred during 2001. These restructuring charges, in the amount of Euros 280 millions and Euros 115 millions respectively, referred to the implementation of the rationalization programme of the Group which would involve the early retirement and reduction of about 1.500 employees and the closure of approximately 271 branches.

      As at 31 December 2001, following consultation with the Bank of Portugal and in compliance with its instructions, BCP reclassified the accounting of the estimated restructuring charges for its branch closure programme, amounting to Euros 115 million, which had been charged against reserves at 30 June 2001. Additionally BCP also conducted a reassessment of the amount of such charges, based upon which the amount was reduced to Euros 66 million, due to the fact that a number of the branches closed had lower closure costs and the estimated costs for those outstanding was revised downwards based upon more recent data. This amount has been classified as an extraordinary item in the Year 2001 income statement. The above referred adjustments had an increase of Euros 49 million in reserves compared with 30 June 2001.

      At the time of earnings presentation for the first semester of 2001, BCP had announced that the charge of such restructuring costs against reserves was subject to approval from the Bank of Portugal.

      The staff reduction programme estimates have also been revised downwards by Euros 29 million, based on actual costs being below the originally estimated charge, resulting in a positive correction to reserves compared with 30 June 2001.

30.   Pre-acquisition net income

      As at 31 December, 2000 this balance comprises the net income attributable during the year 2000 to the investments held by minority interests which were acquired during the year 2000 by Banco Comercial Portugues Group. Pre-acquisition net income is analysed as follows:

      Banco Portugues do Atlantico, S.A.

      Calculated based on the consolidated net income of Atlantico Group as at 30 June 2000, attributable to the stake acquired of approximately 29% of its share capital.

      Banco Mello, S.A.

      Calculated based on the consolidated net income of Banco Mello Group as at 30 June 2000, attributable to the stake acquired of approximately 49% of its share capital.

      Banco Pinto & Sotto Mayor, S.A.

      In relation to the 53 % stake acquired to Caixa Geral de Depositos in April 2000, the calculations were based on the consolidated net income of Banco Pinto & Sotto Mayor Group attributable to the referred stake as at 31 March 2000. In respect to the 44.8% stake acquired in June 2000, the calculations were based on consolidated net income of Banco Pinto & Sotto Mayor Group attributable to the referred stake as at 30 June 2000.

      In relation to the 2.2% stake remaining, the calculations were based on consolidated net income of Banco Pinto & Sotto Mayor Group attributable to the referred stake as at 31 December 2000.

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

31.   Commitments and off-balance sheet financial instruments

      In the normal course of business, the Group makes various commitments and enters into off-balance sheet transactions, which are analyzed as follows:

                                                                        2001            2000
                                                                     Euro '000        Euro '000
                                                                     ---------        ---------
         Guarantees granted                                           8,920,058       8,296,979
         Guarantees received                                         22,150,743      19,925,881
         Commitments to third parties                                 8,072,184       3,563,093
         Commitments from third parties                              24,849,133      10,833,027
         Spot foreign exchange contracts with value
           dates after balance sheet date:
             Purchased                                                  417,555       1,566,590
             Sold                                                       414,325       1,566,499
         Unmatured forward exchange contracts:
             Purchased                                                1,051,446       1,273,698
             Sold                                                     1,079,736       1,174,088
         Currency swap contracts                                             --              --
             Pay                                                      2,799,726       2,398,415
             Received                                                 2,840,202       2,398,415
         Interest rate swap contracts                                        --              --
             Pay                                                     39,516,369      24,859,191
             Received                                                39,481,490      24,859,191
         Interest rate and currency swaps                                    --              --
             Pay                                                      1,957,402       2,174,415
             Received                                                 2,119,038       2,174,415
         Other interest rate and foreign interest contracts:
           Futures                                                    1,457,485       3,252,125
           Forward rate agreements                                       76,665          55,000
           Options
             Purchased                                                  566,876       1,365,577
             Sold                                                       253,626         641,934
           Contracts with fixed interest rate                         2,692,879       1,488,243
         Securities and other items held for safekeeping
           on behalf of customers                                   128,521,900     127,616,932
         Securities and other items held under custody
           by the Securities Depository Authority                    98,646,023     130,672,544
         Other                                                       37,427,549      30,998,285

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

      The unmatured forward exchange contracts arise from the normal course of operation and the management does not anticipate any material losses as a result of these transactions.

      The financial instruments are recorded in the balance sheet when they become payable. The financial instruments are recorded in off-balance sheet Obligations and future commitments, but are as well subjected to all control and approval procedures, as required in the credit portfolio. No provisions for credit losses were considered necessary as at December 31, 2001.

      The breakdown of financial instruments by type and maturity including its weighting for the solvency ratio purposes as at December 31, 2001 is analysed as follows:

                                                                                                               Weighting
                                               Less than      Between 1     More than                         for solvency
                                                 1 year       and 2 years     2 years         Total         ratio purposes
                                                Euro '000      Euro '000     Euro '000      Euro '000          Euro '000
                                                ---------      ---------     ---------      ---------          ---------
         Currency swaps
           Pay                                   2,799,726            --             --      2,799,726            13,709
           Received                              2,840,202            --             --      2,840,202
         Interest rate swaps
           Pay                                  17,537,787     4,376,765     17,601,817     39,516,369           101,286
           Received                             17,513,110     4,366,563     17,601,817     39,481,490
         Interest rate and currency swaps
           Pay                                     264,453        53,401      1,639,548      1,957,402            51,256
           Received                                267,885        55,711      1,795,442      2,119,038
         Forward rate agreements                    76,665            --             --         76,665
         Futures                                 1,457,485            --             --      1,457,485
         Options
           Purchased                               566,876            --             --        566,876                 1
           Sold                                    253,626            --             --        253,626
         Contracts with fixed interest rate      1,434,705       861,579        396,595      2,692,879             6,416
         Forward exchange contracts
           Purchased                             1,051,446            --             --      1,051,446            27,565
           Sold                                  1,079,736            --             --      1,079,736

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

      The Bank manages its trading and non-trading activities (hedging) on the basis of the categories presented in the table below, which include the notional amounts and detailed information about the maturity profiles of these instruments. The classes of derivative financial instruments as at December 31, 2001 are analysed as follows:

                                             Less than     Between 1     More than
                                              1 year      and 2 years     2 years          Total
                                             Euro '000     Euro '000     Euro '000       Euro '000
                                             ---------     ---------     ---------       ---------
      Trading operations

      Interest rate swaps
        Pay                                   4,069,198     2,655,186     10,260,601     16,984,985
        Received                              4,069,198     2,655,186     10,260,601     16,984,985
      Interest rate and currency swaps
        Pay                                      67,301        53,401        108,233        228,935
        Received                                 66,498        55,711        105,923        228,132
      Forward rate agreements                    76,665            --             --         76,665
      Futures                                   582,108            --             --        582,108
      Options
        Purchased                               358,164            --             --        358,164
        Sold                                    104,206            --             --        104,206

      Hedging operations

      Currency swaps
        Pay                                   2,799,726            --             --      2,799,726
        Received                              2,840,202            --             --      2,840,202
      Interest rate swaps
        Pay                                  13,468,589     1,721,579      7,341,216     22,531,384
        Received                             13,443,912     1,711,377      7,341,216     22,496,505
      Interest rate and currency swaps
        Pay                                     197,152            --      1,531,315      1,728,467
        Received                                201,387            --      1,689,519      1,890,906
      Futures                                   875,377            --             --        875,377
      Options
        Purchased                               208,712            --             --        208,712
        Sold                                    149,420            --             --        149,420
      Contracts with fixed interest rate      1,434,705       861,579        396,595      2,692,879
      Forward exchange contracts
        Purchased                             1,051,446            --             --      1,051,446
        Sold                                  1,079,736            --             --      1,079,736

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

      In order to generate trading profits unconnected with customer demand, the Bank may create risk positions to take advantage of market opportunities that are not directly associated with customer activities.

      The Group's net income from trading derivatives and other financial instruments, by category of instrument, for the years ended in December 31, 2001 and 2000 is analysed as follows:

                                                                               2001        2000
                                                                             Euro '000    Euro '000
                                                                             ---------    ---------
          Interest rate swaps and Interest rate and currency swaps (IRCS)     (17,041)      5,970
          Forward rate agreements (FRA)                                          (266)         39
          Futures and Government Bonds                                          6,020        (337)
          Options                                                               9,338      (1,086)
          Forward exchange contracts                                               --          15
                                                                              -------       -----
                                                                               (1,949)      4,601
                                                                              =======       =====

32.   Estimated fair value of financial instruments

      U.S. Statement of Financial Accounting Standards No. 107 (FAS No. 107), 'Disclosures about fair value of financial instruments' and Statement of Financial Accounting Standards No. 119 (FAS No. 119), 'Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments' requires the Group to disclose the estimated fair value of its financial instruments.

      The disclosures set out in this note, include all financial instruments other than specified items such as, leasing transactions, investments in subsidiary and associated companies, premises, equipment, intangible assets, other assets, other liabilities, pension obligations and excludes the effect of income taxes and other expenses that would be incurred in a market transaction.

      For those financial instruments for which no readily available market exists, fair value estimates for these instruments are based on judgments regarding current economic conditions, currency and interest rate risk characteristics, credit risk and other relevant factors. Many of these estimates involve uncertainties and matters of significant judgment and cannot be determined with precision. Therefore, the fair value estimates cannot always be compared to market values and may not necessarily reflect its current realizable value. Changes in assumptions could significantly affect the estimates.

      The following methods and assumptions were used by the Group in estimating the fair value of its financial instruments at December 31, 2001:

      Deposits at Central Bank

      The carrying value of these amounts approximate the fair value because of the obligatory nature of these deposits.

      Trading account securities, securities available for sale and investment securities

      Trading account securities are recorded at market value in the Group's balance sheet. Market values of trading account securities, securities available for sale and investment securities are generally based on quoted market prices, if available. If a quoted market price is not available, market price is estimated using quoted market prices for securities with similar credit, maturities and interest rate characteristics. The table below presents in greater detail the carrying value and market value of trading securities and securities available for sale. It should be noted that at December 31, 2001 and 2000, on the basis of prudence, all investment securities have been classified as securities available for sale. It should also be emphasised that the difference of Euro 57,235,000 (2000: Euro 57,235,000) between the carrying value and market value net of minority interests at December 31, 2001 and 2000 have been fully adjusted in note 37 to the financial statements, 'Significant differences between the Portuguese and the U.S. Accounting Principles'.

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

Treasury bills and other governments bonds

The carrying amounts of treasury bills and other government bonds reported on the Group's balance sheet generally approximate fair value for these securities that reprice or mature in 90 days or less.

Loans

A very substancial proportion of the Group's loan portfolio is subject to repricing. On this basis, the estimated fair value of performing loans, is calculated by discounting scheduled cash flows at the estimated repricing maturities, using estimated market interest rates currently being offered for loans with similar credit risk and repricing maturity. For non-performing loans, since the total value of the allowance for loan losses is considered as reasonable to cover the credit risk of the non-performing loans, it was considered that on the basis of prudence, there are no significant differences between the carrying value after deducting total provisions and the estimated fair value.

Deposits liabilities

Under Statement No. 107, the fair value of deposits with no stated maturity such as demand deposits, is issued to the amount payable on demand as of December 31, 2001. The fair value of fixed-maturity deposits is based on discounted cash flows using the rates currently being offered for deposits of similar repricing maturities.

Subordinated bonds

The fair value of the subordinated bonds has been calculated based on the quoted price of the subordinated bonds at December 31, 2000, if available. If a quoted price is not available, the fair value of the subordinated bonds is estimated using the current yields offered by the Group for debt with the same remaining repricing maturities.

Due to / from Banks

The carrying value of these amounts approximates fair value because of the relatively short period of time between their origination and expected realization or repricing.

Bonds issued

The fair value of the bonds issued has been calculated based on the quoted price of the bonds at December 31, 2001, if available. If a quoted price is not available, the fair value of the bonds is estimated using the current yields offered by the Group for debt with the same remaining repricing maturities.

The following table shows the estimated fair value of Group's financial instruments as at December 31, 2001 and 2000, presented in accordance with the requirements of Statement of Financial Accounting Standards No. 107 issued by the Financial Accounting Standards Board:

                                                           2001                             2000
                                               ---------------------------     ----------------------------
                                               Carrying value   Fair value     Carrying value    Fair value
                                                 Euro '000      Euro '000        Euro '000       Euro '000
                                               --------------   ----------     --------------    ----------
Assets

  Due from banks                                  5,851,207      5,851,207      6,686,371         6,686,371
  Trading account securities                        255,017        255,017        268,768           268,768
  Investment account securities                   7,049,566      7,069,278      7,812,545         7,900,272
  Loans and advances to customers, net           42,441,901     43,518,594     40,596,941        40,610,018
Liabilities
  Due to banks with agreed maturity date         12,765,519     12,765,519     16,024,209        16,024,209
  Due to customers with agreed maturity date     16,727,749     16,838,881     16,856,249        16,861,716
  Debt securities                                10,718,889     10,865,331      8,421,991         8,521,014
  Subordinated debt                               2,883,598      3,018,020      1,572,984         1,566,565

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

Derivative Financial Instruments

Recourse to derivatives is linked to the Group's response to the financial needs of its customers, to hedging its risks and to taking advantage of trading opportunities. Use of derivatives is subject to control mechanisms similar to those employed for the loan and trading portfolios or, in those cases in which the specific nature of the derivatives advises against their breakdown into traditional financial instruments, to special control mechanisms. Market risks are managed on a daily basis and the cash position is reviewed in detail at the weekly meeting of ALCO.

The performance of the derivatives portfolio and of the other trading instruments as a whole is assessed for management purposes, taking into account both realized and unrealized results. Internationally accepted methods are employed, including mark to market and cost of carry.

The following methods and assumptions were used in estimating its fair value disclosures for financial instruments for which it was practicable to estimate such values:

Interest rate swaps

The fair value is calculated based on the daily evolution of the interest rates, applied to their remaining maturities.

Forward rate agreements

The fair value is calculated based on the daily evolution of the interest rates, applied to their remaining maturities.

Options

For options traded in over-the-counter (OTC) markets, the fair value is estimated based on theoretical closings. These year-end closings are calculated estimating the amounts that would be received or paid based on the year-end prevailing market rates or prices.

Futures

The fair value is calculated based on the closing price.

Forward exchange contracts

The fair value of these instruments is estimated by obtaining the market value of these instruments for their remaining maturity.

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

The following table describes the carrying amounts of the derivatives of the Group held for trading and hedging purposes and their fair value as at December 31, 2001:

                                                            Notional
                                             ----------------------------------------
                                                            Euro '000
                                             ----------------------------------------     Fair value
                                                Pay         Received                       Euro '000
                                             ----------     ----------      ---------       -------
      Interest rate swaps                    16,984,985     16,984,985             --       (20,399)
      Interest rate and currency swaps          228,935        228,132             --        (1,197)
      Forward rate agreements                        --             --         76,665            97
      Futures                                        --             --        582,108           343
      Options
         Purchased                                   --             --        358,164        (1,692)
         Sold                                        --             --        104,206           293
                                             ----------     ----------      ---------       -------
                                             17,213,920     17,213,117      1,121,143       (22,555)
                                             ----------     ----------      ---------       -------
      Currency swaps                          2,799,726      2,840,202             --        (4,058)
      Interest rate swaps                    22,531,384     22,496,505             --       204,661
      Interest rate and currency swaps        1,728,467      1,890,906             --       151,229
      Forward rate agreements                        --             --             --            --
      Futures                                        --             --        875,377        (1,325)
      Options                                        --             --             --            --
         Purchased                                   --             --        208,712       (15,905)
         Sold                                        --             --        149,420         4,656
      Contracts with fixed interest rate             --             --      2,692,879             2
      Forward exchange contracts              1,051,446      1,079,736             --        29,276
                                             ----------     ----------      ---------       -------
                                             28,111,023     28,307,349      3,926,388       368,536
                                             ----------     ----------      ---------       -------
                                             45,324,943     45,520,466      5,047,531       345,981
                                             ==========     ==========      =========       =======

33.   Contingencies

      In accordance with article 16 of Decree-Law 294/95 of November 17, which regulates the real-estate investment funds, and in accordance with article 15 of Decree-Law 276/94 of November 2, which regulates the investment funds, the funds managing companies together with the bank, in which the funds are deposited, are jointly responsible to all the funds investors, in respect to the legal obligations arising from the applicable Portuguese legislation and arising in accordance with the regulations of the funds.

      The total value of the funds managed by the Group companies is analyzed as follows:

                                                          2001        2000
                                                       Euro '000     Euro '000
                                                       ---------     ---------
      AF Investimentos - Fundos Imobiliarios, S.A        410,918       415,838
      AF Investimentos - Fundos Mobiliarios, S.A       7,390,236     8,172,449
      AF Investimentos International, S.A                257,416       237,373
      BCP Investimentos International, S.A             1,112,180     1,053,132
      Prime International, S.A                                30            25
      M Conseil Limited                                       --         3,167
                                                       ---------     ---------
                                                       9,170,780     9,881,984
                                                       =========     =========

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

      The total value of the funds managed by the Group companies by type of fund is analyzed as follows:

                                                       2001           2000
                                                      Euro '000     Euro '000

           Investment funds                           8,759,862     9,466,146
           Real-estate investment funds                 410,918       415,838

                                                      9,170,780     9,881,984
           34. Distribution of net income

      The distribution of net income of Banco Comercial Portugues, S.A. is analyzed as follows:

                                                                          Group                           Bank
                                                                 --------------------------        ---------------------
                                                                   2001             2000             2001        2000
                                                                 Euro '000        Euro '000        Euro '000   Euro '000
                                                                 ---------        ---------        ---------   ---------
         Dividends paid by Banco Comercial Portugues, S.A               --          150,000              --     150,000
                                                                    ------           ------          ------      ------
         Distribution of net income to the Group employees          28,116           18,428          24,940      16,440
                                                                    ------           ------          ------      ------

      35. Major changes in the structure of the Group during 2001

      BCP and Banco Sabadell launch ACTIVOBANK

      On May 7, ActivoBank7 was launched, being the first joint venture project developed within the strategic partnership between Banco Comercial Portugues, S.A. and Banco Sabadell, S.A. This new operation will assume the form of an autonomous bank, using the banking license of Banco Mello de Investimento, S.A. The Banco7 IT and staff platforms will support the business activity in Portugal. The ActivoBank7 is an independent Bank that will be specialised in the offering of financial solutions for investment and personal banking, through a multi-channel web-based offering.

      BCP and Banco Sabadell launch MANAGERLAND Iberian Financial Web Site for Corporate Managers

      In June 2001, BCP Group and the Banco Sabadell Group set up Managerland S.A. as a result of the strategic joint venture, operating as an iberian financial web site for companies and business men denominated managerland.pt, developed with the most advanced technologies, offering a financial management tool which gives access to all banking operations, and preferencial conditions in the acquisition of financial products and services, receiving all the relevant financial information for business decisions, available to all customers of both partners.

      BCP to acquire remaining 50% stake of Banco Expresso Atlantico

      In November 2001, Banco Comercial Portugues has entered an agreement to acquire 3,999,999 shares of Banco Expresso Atlantico (49,99% of its share capital) previously held by Jeronimo Martins, for a total consideration of EUR 17.7 million.

      Upon completion of the acquisition, Banco Expresso Atlantico will be wholly-owned by Banco Comercial Portugues.

      BCP increases investment in BIG Bank GDANSKI

      Following the share capital increase of BIG Bank GDANSKI (BBG), issuing
      424.590.872 new shares, in the amount of Pln 764 million (201.9 million Euros) through one-to-one rights issue at Pln 1.8 per share (0.459 Euros), Banco Comercial Portugues increased its investment in BBG from 19.9% to 44.1%.

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

36.   Condensed Unconsolidated Financial Statements of the Registrant

          Unconsolidated Balance Sheet as at December 31, 2001 and 2000

                                                                                    Years ended December 31,
                                                                         -----------------------------------------------
                                                                              2001              2001             2000
                                                                         -------------       ----------       ----------
                                                                         (Thousands of
                                                                          U.S. Dollars)        (Thousands of Euros)
                                                                            ----------     -----------------------------
      ASSETS

         Cash and due from banks                                             1,324,800        1,488,372        1,495,083
         Deposits with the Central Bank under monetary regulations           1,660,102        1,865,074        1,786,998
         Interest-earning deposits and advances to credit institutions       8,813,118        9,901,267        8,415,192
         Treasury bills and other government bonds
           Without repurchase agreement                                         80,494           90,432           53,693
         Treasury stock                                                          7,998            8,986               23
         Trading account securities                                            149,338          167,777            8,151
         Investment account securities                                       7,047,455        7,917,599        9,018,000
         Loans and advances to customers                                    30,688,004       34,477,029       34,582,791
         Allowance for loan losses                                            (688,485)        (773,492)        (737,190)
                                                                            ----------       ----------       ----------
           Loans and advances to customers, net
                                                                            29,999,519       33,703,537       33,845,601

         Premises                                                              608,854          684,029          651,086
         Equipment, other fixed assets and Goodwill                            158,834          178,445          186,119
         Sundry assets                                                       6,196,509        6,961,588        5,123,161
                                                                            ----------       ----------       ----------
             Total Assets                                                   56,047,021       62,967,106       60,583,107
                                                                            ==========       ==========       ==========

      LIABILITIES AND SHAREHOLDERS' EQUITY

         Due to banks
           Repayable on demand                                               1,481,855        1,664,818        2,432,235
           With agreed maturity date                                        20,990,903       23,582,634       21,391,211
                                                                            ----------       ----------       ----------
                                                                            22,472,758       25,247,452       23,823,446
         Due to customers
           Repayable on demand                                              10,381,607       11,663,417       11,423,232
           With agreed maturity date                                        10,995,463       12,353,065       14,221,869
           Securities and other assets sold under repurchase agreement             420              472           41,772
                                                                            ----------       ----------       ----------
                                                                            21,377,490       24,016,954       25,686,873

         Debt securities                                                     1,988,855        2,234,418        1,657,270
         Accrued interest, other liabilities and provisions                  1,833,035        2,059,358        2,254,437
         Subordinated debt                                                   4,449,014        4,998,331        3,706,119
                                                                            ----------       ----------       ----------
            Total Liabilities                                               52,121,152       58,556,513       57,128,145
                                                                            ----------       ----------       ----------

         Shareholders' Equity

         Capital stock, fully authorized, subscribed and paid-up             2,071,009        2,326,715        2,101,563
         Share premium                                                         636,602          715,203          170,130
         Retained earnings and reserves                                      1,218,258        1,368,675        1,183,269
                                                                            ----------       ----------       ----------
           Total Shareholders' Equity                                        3,925,869        4,410,593        3,454,962
                                                                            ----------       ----------       ----------
                                                                            56,047,021       62,967,106       60,583,107
                                                                            ==========       ==========       ==========

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

             Unconsolidated Statement of income for the years ended
                        December 31, 2001, 2000 and 1999

                                                                                        Years ended December 31,
                                                                    --------------------------------------------------------------
                                                                          2001                  2001          2000           1999
                                                                    -------------             ---------      ---------     -------
                                                                    (Thousands of
                                                                     U.S. Dollars
                                                                    except for per
                                                                    share amounts) (Thousands of Euros except for per share amounts)
                                                                    -------------- -------------------------------------------------
Interest income
    Interest on loans and advances to customers                         1,976,109             2,220,098      1,677,078     406,260
    Interest on trading account securities                                    136                   153          2,562          --
    Interest on investment account securities                             283,611               318,628        320,927      55,392
    Interest on deposits in banks                                         779,512               875,758      1,047,876     337,825
                                                                        ---------             ---------      ---------     -------
                                                                        3,039,368             3,414,637      3,048,443     799,477
                                                                        ---------             ---------      ---------     -------
Interest expense
    Interest on deposits by banks and other financial institutions      1,347,048             1,513,367      1,356,631     427,106
    Interest on customers deposits                                        482,797               542,408        548,247      91,325
    Debt securities                                                       280,501               315,134        235,209      70,288
                                                                        ---------             ---------      ---------     -------
                                                                        2,110,346             2,370,909      2,140,087     588,719
                                                                        ---------             ---------      ---------     -------
Net interest income                                                       929,022             1,043,728        908,356     210,758
    Provision for loan losses                                             200,437               225,185        286,650     132,088
                                                                        ---------             ---------      ---------     -------
Net interest income after provision for loan losses                       728,585               818,543        621,706      78,670
                                                                        ---------             ---------      ---------     -------
Other income
    Commissions and fees on banking operations                            365,966               411,152        505,093     174,875
    Net exchange differences                                               29,417                33,049         35,052      12,184
    Net gains / (losses) on trading operations                            (16,695)              (18,756)        44,503      27,135
    Net gains / (losses) on sale of shares in subsidiaries
    and associated companies                                              (50,203)              (56,401)       870,229          --
    Other income                                                          484,559               544,387        390,136     460,446
                                                                        ---------             ---------      ---------     -------
                                                                          813,044               913,431      1,845,013     674,640
                                                                        ---------             ---------      ---------     -------
Other expenses
    Salaries                                                              352,002               395,463        466,585     139,660
    Pensions                                                               40,782                45,817         48,948       9,976
    Other administrative costs                                            489,679               550,139        511,879     186,887
    Depreciation / amortisation                                            71,140                79,924         89,583      36,610
    Other expenses                                                         10,718                12,041        189,475     156,221
                                                                        ---------             ---------      ---------     -------
                                                                          964,321             1,083,384      1,306,470     529,354
                                                                        ---------             ---------      ---------     -------
    Income before income taxes                                            577,308               648,590      1,160,249     223,956
    Provision for income taxes                                             58,722                65,972         79,128       2,517
                                                                        ---------             ---------      ---------     -------
    Income before extraordinary cost                                      518,586               582,618      1,081,121     221,439
    Extraordinary cost                                                    (58,748)              (66,002)            --          --
                                                                        ---------             ---------      ---------     -------
Net income for the year                                                   459,838               516,616      1,081,121     221,439
                                                                        =========             =========      =========     =======

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

         Unconsolidated Statement of Cash Flows for the years ended 31
                December, 2001 and 2000 Years ended December 31,

                                                                       Years ended December 31,
                                                                ------------------------------------------
                                                                   2001            2001           2000
                                                                ----------      ----------      ----------
                                                               (Thousands of
                                                               U.S. Dollars)       (Thousands of Euros)
                                                               -------------    --------------------------
Cash flows arising from operating activities:
    Net income                                                     459,838         516,616       1,081,121
                                                                ----------      ----------      ----------
    Adjustments to reconcile net income to net cash
      provided by operating activities:
        Depreciation                                                71,140          79,924          89,583
        Provision for loan losses and other provisions             213,274         239,607         393,969
        (Gains) / Losses on sale of equipment                      (41,962)        (47,143)         (1,528)
        Gains on sale of shares in subsidiaries                     50,203          56,401        (870,229)
        Net changes in trading securities                         (142,083)       (159,626)         (8,151)
        Net changes in treasury bills and other government
            bonds and securities under repurchase agreement        (32,701)        (36,739)        125,143
        Bonuses paid to employees                                  (25,026)        (28,116)        (18,428)
                                                                ----------      ----------      ----------
    Total adjustments                                               92,845         104,308        (289,641)
                                                                ----------      ----------      ----------
    Net cash provided to operating activities                      552,683         620,924         791,480
                                                                ----------      ----------      ----------

Cash flows arising from investing activities:
    Net change in deposits with the Central Bank
      under monetary regulations                                   (69,495)        (78,076)     (1,310,085)
    Net change in interest-earning deposits
      and advances to credit institutions                       (1,322,755)     (1,486,075)     (1,503,228)
    Investments securities purchased                            (6,572,907)     (7,384,459)     (5,408,961)
    Proceeds from sale of investment securities                  7,042,578       7,912,120       2,173,672
    Proceeds from investment securities matured                     55,847          62,742       2,839,787
    Net change in loans made to customers                          (36,383)        (40,875)     (5,705,062)
    Acquisition of shares in subsidiaries                         (618,181)       (694,507)     (1,799,763)
    Proceeds from sale of shares in subsidiaries                   927,507       1,042,026       1,708,092
    Acquisition of property and equipment                         (118,122)       (132,706)        (78,756)
    Proceeds from sale of property and equipment                    47,688          53,576          13,745
    Other, net                                                  (1,280,986)     (1,439,148)      8,153,005
                                                                ----------      ----------      ----------
    Net cash applied to investing activities                    (1,945,209)     (2,185,382)       (917,554)
                                                                ----------      ----------      ----------

Cash flows arising from financing activities:

    Due to banks - Repayable on demand                            (683,078)       (767,417)      1,815,931
    Due to banks - With agreed maturity date                     1,950,586       2,191,423          57,640
    Due to customers - Repayable on demand                         213,789         240,185         197,881
    Due to customers - With agreed maturity date                (1,663,422)     (1,868,804)        764,836
    Securities sold under repurchase agreement                     (36,761)        (41,300)         41,772
    Proceeds from issuance of debt securities                      540,068         606,750         998,596
    Repayment of debt securities                                   (33,299)        (37,410)        (44,892)
    Proceeds from issuance of subordinated debt                  1,152,680       1,295,000       1,086,949
    Repayment of subordinated debt                                      --              --        (519,191)
    Increase in capital stock and share premium                    634,818         713,198              --
    Dividends paid                                                      --              --        (150,000)
    Treasury stock                                                  (7,998)         (8,986)        249,304
    Other, net                                                    (680,830)       (764,892)     (3,439,227)
                                                                ----------      ----------      ----------
    Net cash provided by financing activities                    1,386,553       1,557,747       1,059,599
                                                                ----------      ----------      ----------

  Net increase/(decrease) in cash and due from banks                (5,975)         (6,711)        933,525

  Cash and due from banks at December 31, 2000 and 1999          1,330,773       1,495,083         561,558
                                                                ----------      ----------      ----------

  Cash and due from banks at December 31, 2001and 2000           1,324,798       1,488,372       1,495,083
                                                                ==========      ==========      ==========

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

Bank's loans, advances and securities over subsidiaries

As at 31 December, 2001, the Bank had credits over subsidiaries, represented or not by securities, included in the items of 'Loans and advances' to credit institutions and to customers, as well as in securities, which are analysed as follows:

                                                                    Loans and advances
                                                                --------------------------
                                                                   Credit                    Fixed Income
                                                                Institutions     Customers    Securities        Total
                                                                 Euros '000     Euros '000    Euros '000     Euros '000
                                                                -----------     ----------    ----------     ----------
         Banco Expresso Atlantico, S.A                                28,617            --            --        28,617
         Banco de Investimento Imobiliario, S.A                      703,004            --     1,146,093     1,849,097
         Banco Mello (Cayman), Ltd                                        --            --        27,517        27,517
         Banco Mello (Luxembourg), S.A                               108,847            --            --       108,847
         BCP Finance Bank Ltd                                         27,171            --        61,637        88,808
         BCP Finance Company, Ltd                                     22,031            --            --        22,031
         BCP Bank & Trust Company (Cayman) Limited                 2,393,505            --            --     2,393,505
         BCP Investiment, B.V                                             --       261,145            --       261,145
         BPA Internacional S.G.P.S, Sociedade Unipessoal, Lda             --        11,297            --        11,297
         BPA Overseas Bank, Ltd                                      380,840            --            --       380,840
         CISF Veiculos - Sociedade de Aluguer, Lda                        --        60,104            --        60,104
         CrediBanco - Banco de Credito Pessoal, S.A                  202,900            --            --       202,900
         Interbanco, S.A                                             149,939            --        30,000       179,939
         Luso Atlantica - Aluguer de Viaturas, S.A                        --        12,165            --        12,165
         Grupo BCP Investimento                                       23,867            --       189,644       213,511
         Grupo Leasefactor                                         1,371,045            --     1,181,314     2,552,359
         Mello Locacao - Comercio e Aluguer, S.A                          --       147,495            --       147,495
         NovaBank, S.A                                                85,399            --            --        85,399
         ServiBanca - Empresa de Prestacao de Servico, ACE                --       438,108            --       438,108
         Other                                                        10,291           648            --        10,939
                                                                   ---------       -------     ---------     ---------
                                                                   5,507,456       930,962     2,636,205     9,074,623
                                                                   =========       =======     =========     =========

Bank's liabilities with subsidiaries

As at 31 December, 2001, the Bank's liabilities with subsidiaries, represented or not by securities, included in items 'Amounts owed to' credit institutions and to customers, 'Debt securities' and in 'Subordinated debt', are analysed as follows:

                                                        Amounts owed to
                                                  -------------------------
                                                     Credit                      Debt           Subordinated
                                                  Institutions   Customers     Securities           Debt          Total
                                                   Euros '000    Euros '000    Euros '000        Euros '000     Euros '000
                                                   ----------    ----------    ----------        ----------     ----------
      Banco Comercial de Macau, S.A.R.L                 326,476          --            --                --        326,476
      Banco Expresso Atlantico, S.A                      37,716          --            --                --         37,716
          S.A.R.L                                        34,537          --            --                --         34,537
      Banco Mello (Cayman), Ltd                         160,083          --            --           108,902        268,985
      Banco Mello (Luxembourg), S.A                      72,312          --            --                --         72,312
      Banque BCP, S.A.S                                 373,142          --            --                --        373,142
      BCP Finance Company, Ltd                               --          --            --         1,000,000      1,000,000
      BCP Bank & Trust Company (Cayman) Limited       3,306,673          --            --                --      3,306,673
      BCP Finance Bank Ltd                            4,711,642          --            --         2,281,949      6,993,591
      BCP Internacional II, S.G.P.S
          Sociedade Unipessoal, Lda                          --      70,779            --                --         70,779
      BPA Internacional S.G.P.S, Sociedade
          Unipessoal, Lda                                    --      24,205            --                --         24,205
      BPABank National Association                       51,710          --            --                --         51,710
      BPA Overseas Bank, Ltd                          1,582,372          --            --                --      1,582,372
      Chemical S.G.P.S., S.A                                 --       9,185            --                --          9,185
      Interbanco, S.A                                    28,297          --            --                --         28,297
      Grupo AF Investimentos                                 --     106,330            --                --        106,330
      Grupo BCP Investimento                          1,441,721       9,970       259,564             3,889      1,715,144
      Mello Capital, Ltd.                                    --          --            --            58,110         58,110
      NovaBank, S.A                                      17,162          --            --                --         17,162
      Pinto Totta International Finance, Limited             --          --            --           141,211        141,211
      Other                                               6,151      29,663        10,994                --         46,808
                                                     ----------     -------     ---------        ----------     ----------
                                                     12,149,994     250,132       270,558         3,594,061     16,264,745
                                                     ==========     =======     =========        ==========     ==========

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

37. Significant differences between the Portuguese and the U.S. Accounting Principles

      The accompanying consolidated financial statements are prepared in accordance with generally accepted Accounting Principles in Portugal (Portuguese GAAP) and in compliance with the Portuguese Plan of Accounts for the Banking Sector. Such principles vary from those generally accepted in the United States of America in the following significant respects:

      a) Adjustments related to investments in insurance companies accounted under the equity method

      The adjustments to income and shareholders' equity appropriated from the insurance companies, relates to the US GAAP adjustments included in the financial statements of Eureko, B.V., which is a 24.8% owned associated company which is accounted under the equity method in the consolidated financial statements of BCP.

      These US GAAP adjustments resulting in a decrease of Euro 69,823,000 and Euro 127,361,000, in net income and shareholders' equity respectively, relate mainly to the following situations:

      - Reestructuring, equalization and other provisions, accounted for in the local accounts of Eureko in prior years which did not comply with the requirements of US GAAP in those years and have been charged to income in 2002;

      - Value in Force (VIF) of life insurance business resulting from the acquisition of Achmea which is recognized for US GAAP purposes and is being amortized over a period of 15 years.

      - Deferred tax assets not recognised in the local accounts of Eureko. According to Dutch GAAP, this asset is registered off-balance sheet. For US GAAP purposes this deferred tax was accounted for following SFAS 109.

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

b) Goodwill

Until December 31, 1994, and in accordance with Portuguese GAAP goodwill arising on consolidation was charged to reserves.

With effect from January 1, 1995, until December 31, 1998 under Portuguese GAAP goodwill resulting from the acquisition of shares in subsidiaries and associated companies, if positive, was recorded as an asset being amortized over a period not exceeding 20 years.

Since January 1, 1999, goodwill resulting from acquisitions is charged directly against reserves in the year of acquisition. Resulting from the change of the accounting policy in 1999, on January 1, 2000, unamortised goodwill was charged off against share premium and reserves.

Under US GAAP, goodwill should be capitalized over its expected useful life and amortized over a period not exceeding forty years. Therefore for the purposes of the US GAAP adjustments reconciliation table, goodwill recorded is being amortized over a period of 5 years which is management's estimate of the useful life. In accordance with SFAS 142 described in note 38, the goodwill resulting from acquisitions made in the second half of 2001 is not being amortized.

As referred in note 17, during 2000, the Group made a number of acquisitions for which goodwill was charged against reserves in the local accounts.

Under US GAAP, the goodwill arising in local GAAP accounts was recalculated considering the application of purchase GAAP rules under US GAAP and restated as an intangible asset to be amortized over a period of 5 years which is the management's estimate of the useful life.

The deposit taking activities of banks in Portugal and the relationship with customers differ from banks in the US. There are transactional accounts (Repayable on demand) that have no specified maturity and on which a low rate of interest is paid. However, there are no `savings accounts' in Portugal that are comparable to US savings accounts. Accounts `with agreed maturity date' are deposits for which the customers specifies the amount and the maturity of the deposit and the interest rate paid is based upon the amount and maturity of the deposit. These accounts are more comparable to certificates of deposit in the US. Therefore, the Bank believes that only the deposits `repayable on demand' would have any comparability to US core deposits. The Bank does not believe that any significant core deposits intangible was created as a result of its acquisition of Atlantico, BPSM or Banco Mello.

The following table, shows the composition of the goodwill accounts under US GAAP. In note 8, the same information is presented under Portuguese GAAP. Goodwill arising on the acquisition of subsidiaries and associated companies, defined as the difference between the cost of the investment and the corresponding share of the fair value of net assets acquired, for the acquisitions made since 1995, is analysed as follows:

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

                                                                2001                                       2000
                                              ---------------------------------------     ---------------------------------------
                                                 Net        Accumulated                     Net        Accumulated
                                               Goodwill     amortisation    Goodwill      Goodwill     amortisation     Goodwill
                                              Euro '000       Euro '000     Euro '000     Euro '000      Euro '000      Euro '000
                                              ---------       ---------     ---------     ---------      ---------      ---------
Goodwill arising on the merger of
  subsidiaries by incorporation into BCP:
Banco Portugues do
  Atlantico, S.A                                 611,770      (1,003,448)    1,615,218        853,166     (762,052)      1,615,218
Banco Pinto & Sotto Mayor, S.A                 1,595,363        (761,975)    2,357,338      2,066,831     (290,507)      2,357,338
Banco Mello, S.A                                 812,547        (415,801)    1,228,348      1,058,216     (170,132)      1,228,348
BII Mortgage portfolio                           (28,217)          9,406       (37,623)       (35,742)       1,881         (37,623)
Banco Mello Imobiliario, S.A                       4,163          (2,775)        6,938          5,550       (1,388)          6,938
BMI S.G.P.S., S.A                                  2,785          (1,857)        4,642          3,714         (928)          4,642
Other                                                 35             (23)           58             46          (12)             58
                                               ---------      ----------     ---------      ---------   ----------       ---------
                                               2,998,446      (2,176,473)    5,174,919      3,951,781   (1,223,138)      5,174,919
                                               ---------      ----------     ---------      ---------   ----------       ---------

Goodwill arising on consolidation of
  subsidiaries by the purchase method:
AF - Investimentos,
  S.G.P.S., S.A                                    3,522         (31,679)       35,201         10,562      (24,639)         35,201
BCP - Empresas, S.G.P.S., Lda                      4,648          (8,027)       12,675          7,183       (5,492)         12,675
Banco Comercial de
  Macau, S.A.R.L                                   3,642         (14,567)       18,209          7,283      (10,926)         18,209
BCP Leasing, S.A                                     774          (3,093)        3,867          1,547       (2,320)          3,867
Leasefactor, S.G.P.S., S.A                        22,029         (15,757)       37,786         29,587       (8,199)         37,786
BIM - Banco Internacional de
Mocambique, S.A.R.L                                9,137              --         9,137             --           --              --
Ibersecurities, S.A                               25,033          (7,374)       32,407         22,144       (1,165)         23,309
Interbanco, S.A                                   22,513         (15,009)       37,522         30,018       (7,504)         37,522
Other companies                                    8,874           1,299         7,575          2,713         (679)          3,392
                                               ---------      ----------     ---------      ---------   ----------       ---------
                                                 100,172         (94,207)      194,379        111,037      (60,924)        171,961
                                               ---------      ----------     ---------      ---------   ----------       ---------
Goodwill arising on the application of
  the equity method of consolidation:
BIG Bank Gdanski, S.A                            206,598         (47,744)      254,342        112,552      (19,094)        131,646
Eureko, B.V                                      572,384        (152,835)      725,219        271,200      (50,911)        322,111
                                               ---------      ----------     ---------      ---------   ----------       ---------
                                                 778,982        (200,579)      979,561        383,752      (70,005)        453,757
                                               ---------      ----------     ---------      ---------   ----------       ---------
                                               3,877,600      (2,471,259)    6,348,859      4,446,570   (1,354,067)      5,800,637
                                               =========      ==========     =========      =========   ==========       =========
Goodwill amortisation charge                                   1,117,194                                   731,824
                                                              ==========                                ==========

Following the acquisition of 50.0001% of the capital of Banco Portugues do Atlantico by Banco Comercial Portugues in March, 1995 and the acquisition of an additional 25.3% of the capital of the referred Bank during 1997, under the Portuguese GAAP and with the approval of the Bank of Portugal, the Group wrote-off against consolidated reserves an amount of Euro 548.7 million. Under US GAAP this amount was written-back and is being amortized over a period of 5 years in accordance with the accounting policy stated above.

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

The total goodwill amount arising during the years 2001 and 2000, under local GAAP, are reconciled to the total goodwill arising under US GAAP as follows:

                                                                                2001           2000
                                                                              Goodwill       Goodwill
                                                                              --------       --------
                                                                              Euro '000      Euro '000
      Goodwill under Local GAAP:
        - Charged against reserves (see note 17)                                624,227       5,875,106
        - Write-off of the amount of capitalised goodwill
          unamortised as at December 31, 1999                                        --        (408,230)
                                                                                -------       ---------
      Goodwill originated under Local GAAP                                      624,227       5,466,876
                                                                                -------       ---------
        US GAAP adjustments:
        - From the investment held in Eureko B.V                                (84,002)       (330,367)
        - Restatements of associated companies under the
          equity method to the historical cost                                    7,997        (215,961)
        - From the restruturing costs resulting from early
          retirements of BCP employees                                               --        (104,673)
        - Deferred tax asset related to the adjustments in the
          book values of the acquired companies                                      --        (198,397)
        - Accrual for the deposit guarantee fund of banks acquired in 2000           --          16,236
        - Charge-off of deferred costs of companies acquired in 2000                 --           9,477
        - Change in benefit obligations                                              --          86,127
        - Write-off of fully amortised goodwill as at December 31, 2000              --         (18,228)
        - Other                                                                      --           3,927
                                                                                -------       ---------
                                                                                (76,005)       (751,859)
                                                                                -------       ---------
      Goodwill originated under US GAAP                                         548,222       4,715,017
                                                                                =======       =========

c) Investment in Banco Sabadell and Bital

In accordance with the Portuguese GAAP, investments in associated companies with shareholding under 20% in which significant influence is exercised may be accounted by the equity method of consolidation. Under US GAAP, such investments are accounted as investments available for sale. Other than temporary declines in fair value are included in the profit and loss account. On this basis, the equity accounting applied to Banco Sabadell in 2001 and to Bital in prior years was reversed under US GAAP.

d) Deferred costs

In accordance with the Portuguese GAAP, set-up costs incurred with the development of new projects, publicity and lending costs may be deferred to future periods and amortized on a reasonable systematic basis. Under US GAAP, these costs are expensed as incurred.

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

The following table shows the reconciliation between note 8 of the Financial Statements and the amounts adjusted for US GAAP purposes for the years ended December 31, 2001 and 2000:

                                                           2001           2001            2001           2000
                                                                      Accumulated
                                                           Cost       depreciation         Net            Net
                                                        Euro '000      Euro '000        Euro '000      Euro '000
                                                        ---------      ---------        ---------      ---------
      Set-up costs                                          37,280        (6,132)          31,148         19,045
      Project development                                    5,005        (4,127)             878             87
      Software                                             138,299       (71,153)          67,146         41,809
      Publicity and launching costs                            480          (470)              10             90
      Other intangible assets                               85,806       (49,737)          36,069         34,806
                                                           -------      --------          -------         ------
                                                           266,870      (131,619)         135,251         95,837
                                                           -------      --------          -------         ------
      Deferred costs written-off for US GAAP purposes       95,235       (58,279)          36,956         32,003
                                                           -------      --------          -------         ------
                                                           171,635       (73,340)          98,295         63,834
                                                           =======      ========          =======         ======

The difference between the net amount disallowed for US GAAP purpose of Euro 36,956,000 (2000: Euro 32,003,000) and the amount of Euro227,088,000 (2000: Euro
30,599,000) in respect of deferred costs written-off in the US GAAP reconciliation table refers to the amount attributable to minority interests.

e) Distribution of profits to employees

In accordance with the statutes of the Bank, the shareholders at the Annual General Meeting, may approve a percentage of the profits for the benefits of the employees. The Board of Directors will decide on the most appropriate criteria of allocation to employees. This allocation of profits is treated as a distribution in the financial statements in the period in which it is paid and is charged against reserves. Under US GAAP, distribution of profits to employees is accounted for as an expense in the year to which they relate therefore there is a timing difference between the local accounts and the US GAAP accounts.

The differences in the bonus values for the years 2001 and 2000 are reconciled as follows:

                                                                                                  2001            2001
                                                                                                 Income      Shareholders'
                                                                                               Statement         Equity
                                                                                               Euro '000       Euro '000
                                                                                               ---------     -------------
      Bonus accrued under US GAAP in 2000                                                       24,940           24,940
      Actual amount paid in April 2001 by BCP and subsidiaries and charged against reserves     28,116           28,116
                                                                                                ------           ------
      Over-accrual in 2000 charged in the 2001 US GAAP income statement(i)                       3,176            3,176
                                                                                                ======           ======
      Bonus accrued under US GAAP in 2001, to be paid and recorded
      against reserves in 2002 in local accounts                                                28,612           28,612
                                                                                                ------           ------
      Impact on US GAAP 2001 income statement                                                   31,788
                                                                                                ======

                            BANCO COMERCIAL PORTUGUES
                      Notes to the Consolidated Financial
                   Statements December 31, 2001, 2000 and 1999
                                    2000 2000

                                                                                                Income      Shareholders'
                                                                                               Statement        Equity
                                                                                               Euro '000      Euro '000
                                                                                               ---------    --------------
      Bonus accrued under US GAAP in 1999                                                        18,978         18,978
      Actual amount paid in April 2000 by BCP and subsidiaries and charged against reserves      18,428         18,428
                                                                                                -------        -------
      Over-accrual in 1999 charged in the 2000 US GAAP income statement(i)                          550            550
                                                                                                =======        =======
      Bonus accrued under US GAAP in 2000, to be paid and recorded
        against reserves in 2001 in local accounts                                              (24,940)       (24,940)
                                                                                                -------        -------
      Impact on US GAAP 2000 income statement                                                   (24,390)
                                                                                                =======

            (i) There is no effect on shareholders' equity under US GAAP as at December 31, 2001 as the adjustment was already made on the statement of changes in shareholders' equity in the local accounts.

f) Pension cost

The Group has adopted SFAS 87 'Employers' Accounting for Pensions', SFAS 106 'Employers' Accounting for Post Retirement Benefits Other than Pensions' and SFAS 132 'Employers' Disclosures about Pensions' and other Post Retirement Benefits in preparing its US GAAP. The provisions of the referred standards have been applied only to the Group's main plans which comprise approximately 90% of the assets and actuarial liabilities of all Group plans.

For these main plans, pension benefits are based on years of credit service and the employee's compensation in the final year before retirement under the ACT (Collective Labour Agreement) agreement for the banking sector. The funding policy of the Group is to make annual contribuitions so as to cover the projected benefits obligation at the minimum level required by the Bank of Portugal, which from 31 December 2001, following the issuance of the Regulation 12/2001, is 100% regarding the liability with pensioners and 95% regarding the employees. The majority of plan assets comprise fixed income securities and listed stocks.

Pension plans

At December 31, 2000 BCP Group operated three pension plans for its employees - as provided for in Portuguese banking regulations. In 2001 it was required an authorization to merge these funds into a Fund for the BCP Group. Prior to the sale of BCP Group's insurance businesses on September 30, 2000 there were also employees of Seguros e Pensoes and Imperio who were eligible for pensions under the collective agreement for the insurance industry. The pension plans are largely in lieu of social security benefits and no social security contributions are required for most employees. There are a small number of current and former employees where the benefits are supplemental to the social security benefits offered by the Portuguese State.

Healthcare benefits

As provided for in Portuguese banking regulations, BCP also provides supplemental health care benefits to employees and retirees. The supplemental health care plan calls for BCP to make annual contributions to a health care organisation that covers the entire banking system equal to 6.25% of the annual payroll and pension cost. These benefits are provided through a multi-employer plan (as defined in paragraph 78 of SFAS 106). The Bank's liabilities in respect of current and future pensioners have been assumed (for the purposes of US GAAP) to be an annual contribution of 6.25% of all future pension payments and have been accrued under US GAAP in a manner similar to that applied in the computation of pension liabilities. Costs of such supplemental health care benefits are accounted for on a cash basis under Portuguese GAAP - and a similar approach is adopted under US GAAP for the company's payments for active employees.

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

Method and Assumptions

The actuarial valuations of BCP's pension and post-retirement medical plans as of December 31, 2001 and 2000 were prepared by an Actuary using the Projected Unit Credit Method and considering the following actuarial assumptions and rules:

                                                            2000 and 2001
                                                            -------------

           Rate of return on pension fund assets (1)           6%
           Discount rate                                       6%
           Salary growth rate                                  3%
           Discount rate for valuation of pensions             6%
           Pensions increase rate                              2%
           Mortality table                                  TV 73/77
           Disability table                                    Nil
           Turnover                                            Nil

            (1) The rate of return is used to calculate the net periodic pension cost for the following year.

The pension plan assets as of December 31, 2001 consist mainly of investments in Government and corporate bonds, shares, facilities and short term loans. The pension funds held investments in bonds and equities of the BCP Group worth Euro
376.7 million at December 31, 2001. In addition some pensions (with a value of Euro 0.1 million at December 31, 2001) are provided outside the pension funds through annuity contracts.

Net Periodic Benefit Cost

Separate Net Periodic Benefit Costs have been produced for pensions and healthcare.

A summary of the components of the net periodic pension and post-retirement benefit cost for the plans is given below.

In addition, during 2001 additional minimum liabilities totalling Euro 186.2 million (2000: Euro 18.3 million) (pensions) needed to be recognised. No intangible assets could be set up in relation to these liabilities and therefore this additional minimum liability was charged against Other comprehensive income.

The actuarial valuations of BCP's pension and post-retirement medical plans as of December 31, 2001 were prepared by an Actuary using the Projected Unit Credit Method and considering the following actuarial assumptions and rules:

                                                                                2001                              2000
                                                            ---------------------------------------------      ---------
                                                            Pension Benefits   Other Benefits     Total          Total
                                                                Euro '000        Euro '000      Euro '000      Euro '000
                                                            ----------------   ---------------  ---------      ---------
      Service Cost                                                50,000             2,460          52,460        56,289
      Interest Cost on projected benefit obligation              172,570             9,150         181,720       136,920
      Expected return on plan assets                            (149,450)               --        (149,450)     (122,425)
      Recognised net actuarial loss (gain)                        41,370                --          41,370         3,970
      Recognised prior service cost                                2,850                --           2,850         2,848
      Curtailment losses related to early retirements (BCP)      257,400            10,990         268,390       100,977
                                                                 -------            ------         -------       -------
      Net periodic benefit cost                                  374,740            22,600         397,340       178,579
                                                                 -------            ------         -------       -------
      Curtailment losses related to early retirements (BPSM
        and Mello) - treated as an acquisition expense                --                --              --       269,057
                                                                 =======            ======         =======       =======

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

The figures above relate to BCP Group's Portuguese plans. In addition, the Group operates some small pension plans for employees outside Portugal.

Balance Sheet items

SFAS 132 requires disclosure of the change in the Benefit Obligations and the Fair Value of Plan Assets. The changes can be reconciled as follows:

                                                 Pension Benefits  Other Benefits
                                                   Euro '000         Euro '000
                                                 ----------------  --------------
Change in Benefit Obligation - 2001

Benefit obligation at beginning of year             2,958,166       163,367
                                                    ---------       -------
Service Cost                                           50,000         2,460
Interest Cost                                         172,570         9,150
Plan participants' contributions                       11,000            --
Actuarial loss / (gain)                                39,410        10,340
Benefits paid by Fund                                (172,900)           --
Expenses paid by Fund                                  (5,220)           --
Benefits paid by Company                               (9,500)      (10,790)
Termination Loss                                      257,400        10,990
                                                    ---------       -------
Benefit obligation at end of year                   3,300,926       185,517
                                                    =========       =======

Change in Plan Assets - 2001
Fair Value of Plan Assets at beginning of year      2,457,253            --
                                                    ---------       -------
Actual return on Plan Assets                         (166,300)           --
Employer contributions                                541,370            --
Plan participants' contributions                       11,000            --
Benefits paid by Fund                                (172,900)           --
Expenses paid by Fund                                  (5,220)           --
                                                    ---------       -------
Fair Value of Plan Assets at end of year            2,665,203            --
                                                    =========       =======

                                                                      2001                            2000
                                                    ----------------------------------  ----------------------------------
                                                    Pension Benefits    Other Benefits  Pension Benefits    Other Benefits
Reconciliation of funded status December, 31            Euro '000        Euro '000        Euro '000        Euro '000
                                                    ----------------    --------------  ----------------    --------------
Projected Benefit Obligation                            3,300,926         185,517         2,958,166         163,367
Plan Assets                                             2,665,203              --         2,457,253              --
                                                        ---------         -------         ---------         -------
Funded Status                                            (635,723)       (185,517)         (500,913)       (163,367)
Unrecognised prior service cost                            36,990              --            39,839              --
Unrecognised net actuarial loss / (gains)                 375,500          12,306            20,331           1,965
Unrecognised cost in respect of BPA pension fund           30,690              --            72,062              --
                                                        ---------         -------         ---------         -------
Prepaid (accrued) benefit cost                           (192,543)       (173,211)         (368,681)       (161,402)
                                                        ---------         -------         ---------         -------
Additional minimum liability                             (184,440)         (1,720)          (18,296)             --
- Reduction in Equity                                     184,440           1,720            18,296              --

The total accrual for pensions and other benefits recognized for US GAAP purposes amount to Euro 551,914,000. For local GAAP purposes, the accrual included in the consolidated financial statements as at 31 December 2001, amount to Euro 136,720,000.

The difference between these accruals, amounting to Euro 415,194,000, relate mainly to the healthcare benefits, not provided for in local accounts, and to the minimum liability recognized for US GAAP purposes against other comprehensive income.

In 2001, for US GAAP purposes, following the acquisition of Banco Pinto & Sotto Mayor and Banco Mello (see note 37 b), the accrual for Pension and other benefits was increased by Euro 86,127,000 against goodwill.

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

                                                      Pension Benefits       Other Benefits
                                                         Euro '000              Euro '000
                                                      ----------------       --------------
Development of Accrued Benefit Cost

Prepaid (accrued) benefit cost at 1 January 2001         (368,681)             (161,401)
Net Periodic Benefit Cost                                (374,740)              (22,600)
Contributions/Benefits Paid by Company                    550,870                10,790
                                                         --------              --------
Prepaid (accrued) benefit cost at 31 December 2001       (192,551)             (173,211)
                                                         ========              ========

g) Deferred income taxes

The Group has adopted SFAS No 109 'Accounting for Income Taxes' in preparing its US GAAP information with effect from January 1, 1993. Under SFAS No. 109, the Group has assessed its evaluation of the deferred tax assets and concluded that there is a reasonable basis to account for deferred tax assets on the US GAAP adjustments which are deductible temporary differences. Deferred tax assets have also been set up on the fair value adjustments and restructuring charges arising on the acquisitions made during the year 2000.

The effect on the deferred tax assets resulting from the acquisitions during 2000 for differences between the assigned values for the purposes of determining goodwill and the tax basis of the assets and liabilities acquired as well as the tax effect of the adjustments for provisions for restructuring costs have been considered. However, based on the dimension of the adjustments made in the book values of the acquired companies and on the weight of available evidence, the management considers more likely than not that the deferred tax asset will probably not fully be realised. On this basis, an allowance of 50% has been set up against the deferred tax asset. on the acquisitions made during the year 2000.

                                                                       Group
                                                                ------------------------
                                                                 2001            2000
                                                                ---------      ---------
                                                                Euro '000      Euro '000
                                                                ---------      ---------
     Deferred tax assets resulting from timing differences       670,108        252,505
     Deferred tax (liabilities) / assets                              --         (5,640)
                                                                 -------        -------
                                                                 670,108        246,865
                                                                 =======        =======

The components of the deferred tax asset / (liability) resulting from timing differences other than securities available for sale is as follows:

                                                                      2001              2000
                                                                    ---------         ---------
                                                                    Euro '000         Euro '000
                                                                    ---------         ---------
    Deferred costs                                                     27,088            30,599
    Pension fund charge                                               408,762           113,302
    Deposit guarantee fund                                             41,472            26,194
    Investment securities available for sale                          638,058           (22,915)
    Derivative instruments                                             61,055                --
    Rationalization programme                                         263,362                --
    Securitization programme                                           28,084             6,537
    Adjustments in the book values of the acquired companies        1,202,404         1,202,404
    Other differences                                                   3,024                --
                                                                    ---------         ---------
       Total temporary differences                                  2,673,309         1,356,121
                                                                    ---------         ---------
       Tax effect                                                     882,191           450,902
       Allowance for adjustments in the book values
       of the acquired companies (50%)                               (198,397)         (198,397)
       Other allowances                                               (13,686)
                                                                    ---------         ---------
       Deferred tax asset                                             670,108           252,505
                                                                    =========         =========

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

h) Securities available for sale

The Group adopted FAS 115 'Accounting for Certain Investments in Debt and Equity Securities' in preparing its US GAAP information with effect from January 1, 1994. In local GAAP these securities are accounted for at the lower of cost or market and strategic investment which are held for long term investment purposes are held at cost in accordance with the Bank of Portugal rules on the local accounts.

As at December 31, 2001 and 2000 for US GAAP purposes, the Group's investment securities have been considered as 'available for sale' at market value with the appropriate adjustment presented in shareholders' equity under Other comprehensive income.

Other than temporary declines in fair value of available for sale securities, below the respective amortized costs basis, are included in the profit and loss account. The cost basis of each individual security is written down to fair value, as new cost basis, and subsequent increases in fair value are taken to Other comprehensive income.

In accordance with FAS 115, a deferred tax asset or liability was calculated against the unrealized losses/gains for available for sale securities on the basis that these losses or gains would be tax deductible or tax payable when realized in the future.

i) Deposit guarantee fund

In accordance with the Bank of Portugal (Central Bank) rules which were introduced in the latter part of 1994, financial institutions had to make an initial payment to the Deposit Guarantee Fund based on the average 1993 eligible deposit balances. This initial contribution should be amortized over a period of five years, starting on January 1, 1995. In April of each subsequent years, financial institutions will need to make a contribution based on the average eligible deposit balances of the previous year.

For US GAAP purposes, the amount related to the payment of 1994, was written-off through net income. An accrual is made for the annual cost.

Additionaly, and following the rules of the Bank of Portugal, the residual certificates were accounted for, under Portuguese GAAP, in off-balance sheet items. For US GAAP purposes these residual certificates, which will be paid only in case of insolvency of the Deposit Guarantee Fund, are taken to the profit and loss account in the year to which they relate.

j) Treasury stock

Under Portuguese GAAP, treasury stock is presented under Assets in the Financial Statements as disclosed in note 16. Under US GAAP, treasury stock should be deducted from shareholders' equity. In addition, gains or losses arising from trading should be accounted for as part of equity.

These amounts have been adjusted for US GAAP purposes, under 'Summary of the significant adjustments to Shareholders' Equity'.

k) Joint venture control

As at December 31, 2001, the associated company in which the Group exercises joint control with another shareholder and which are consolidated under the proportional method of consolidation are ActivoBank, S.A., Managerland, S.A. and Pinto Totta International Finance, Limited.

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

The summarized statement of income, and balance sheet for the year ended December 31, 2001, of the most significant joint ventures as described which are accounted under the proportional method of consolidation are analyzed as follows:

                                                                      Pinto Totta       (i)
                                                                     International     Total
                                        ActivoBank     Managerland      Finance       Effect
                                          Euro '000     Euro '000      Euro '000     Euro '000
                                        ----------     -----------      -------       ------
Income Statement Data
    Net interest income                        77           (51)            --             26
    Provision for loan losses                  --            --             --             --
    Other operating income                  4,195           696             --          4,891
    Other operating expenses               14,932         1,552             --         16,484
    Income before income taxes            (10,660)         (907)            --        (11,567)
    Net income                            (10,957)         (907)            --        (11,864)

Balance Sheet Data
    Total Assets                          149,487         3,646        145,872        299,005
    Interest deposits in banks            105,221             1        141,239        246,461
    Trading and Investment account          1,915            --             --          1,915
    securities
    Loans and Advances to                     338             9             --            347
    customers, net
    Total Liabilities                     101,837         4,059          4,633        110,529
    Shareholders' Equity                   47,650          (413)       141,239        188,476


                  (i): Total effect before intercompany balances.

As at December 31, 2001, the associated companies consolidated by the proportional method, represented, 0.5% of the consolidated assets (Euro 299,005,000) and 0.2% of the consolidated liabilities (Euro 110,529,000).

As at December 31, 2000, the associated company in which the Group exercised joint control with another shareholder with an interest of 50% each and which is consolidated under the proportional method of consolidation are Banco Internacional de Mocambique, S.A.R.L., NovaBank, ActivoBank and Pinto Totta International Finance. The summarized statement of income, and balance sheet for the year ended December 31, 1999, equivalent to a 50% interest under the proportional method of consolidation is analyzed as follows:

                                           Banco                                       Pinto Totta        (i)
                                       Internacional                                  International      Total
                                         Mocambique       NovaBank     ActivoBank        Finance         Effect
                                          Euro '000      Euro '000     Euro '000        Euro '000       Euro '000
                                          ---------      ---------     ---------        ---------       ---------
Income Statement Data

    Net interest income                      6,263          1,169            --                --          7,432
    Provision for loan losses                  784             21            --                --            805
    Other operating income                   6,889            478            --                --          7,367
    Other operating expenses                10,414          9,503            --                --         19,917
    Income before income taxes               1,954         (7,877)           --                --         (5,923)
    Net income                               1,900         (7,877)           --                --         (5,977)

Balance Sheet Data

    Total Assets                           143,918        377,622        15,120           138,770        675,430
    Interest deposits in banks              49,017        166,502        14,172           134,363        364,054
    Trading and Investment account           8,096        165,917            --                --        174,013
    securi
    Loans and Advances to customers,        63,005         14,666            --                --         77,671
    net
    Total Liabilities                      128,115        312,129            94             4,407        444,745
    Shareholders' Equity                    15,803         65,493        15,026           134,363        230,685

                  (i): Total effect before intercompany balances.

As at December 31, 2000, the associated companies consolidated by the proportional method, represented, before intercompany balances, 1.1% of the consolidated assets (Euro 676,209,000) and 0.7% of the consolidated liabilities (Euro 444,745,000).

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

As at December 31, 1999, the associated company in which the Group exercises joint control with another shareholder with an interest of 50% each and which is consolidated under the proportional method of consolidation is Banco Internacional de Mocambique, S.A.R.L. The summarized statement of income, and balance sheet for the year ended December 31, 1999, equivalent to a 50% interest under the proportional method of consolidation is analyzed as follows:

                                                                 Banco                 (i)
                                                             Internacional            Total
                                                              Mocambique             Effect
                                                               Euro '000            Euro '000
                                                               ---------            ---------
    Income Statement Data

       Net interest income                                      4,998                4,998
       Provision for loan losses                                  496                  496
       Other operating income                                   4,647                4,647
       Other operating expenses                                 7,264                7,264
       Income before income taxes                               1,885                1,885
       Net income                                               1,582                1,582

     Balance Sheet Data

       Total Assets                                           115,301              115,301
          Interest deposits in banks                           28,800               28,800
          Trading and Investment account securities             3,395                3,395
          Loans and Advances to customers, net                 57,840               57,840
       Total Liabilities                                       98,343               98,343
       Shareholders' Equity                                    16,958               16,958

                (i) : Total effect before intercompany balances.

As at December 31, 1999, the associated companies consolidated by the proportional method, represented, before intercompany balances, 2.9% of the consolidated assets (Euro 115,301,000) and 3.0% of the consolidated liabilities (Euro 98,343,000).

l) Transfers and Servicing of Financial Assets and Extinguishments of Liabilities

SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities requires discloures about securitization transactions and collateral for fiscal years ending after December 15, 2000.

The Bank has entered into securitization transactions under which it transferred loans and securities portfolio to third parties. Under the referred transactions the Bank has retained interests in these securitized financial assets mainly under the form of subordinated bonds.

Under local GAAP, the Bank derecognized all the assets transferred. The retained interests were booked at their acquisition cost and the gain or loss on the transaction was calculated comparing the proceeds from the sale with the book value of the assets transferred. However, following the rules of the Bank of Portugal, the Bank made previsions in its financial statements, for both the loans and the securities portfolio transferred up to a maximum amount equivalent to the acquisition cost of the residual notes acquired.

Banco Comercial Portugues has, as of December 31, 2001 the following securitization transactions in place:

Bonds                       Date                 Amount                        Financial asset
-----                       ----                 ------                        ---------------
NOVA No 1                   July 1998            DM   443,963,597        Consumer loans
Tagus Financing No 1        July 1999            EUR  300,000,000        Finance Lease and consumer loans
Tagus Global Bond No 1      November 2000        EUR  311,898,965        Eurobonds
Tagus Global Bond No 2      May 2001             EUR  740,466,343        Bonds and Eurobonds
Tulip Asset Purchase
Company (TAPCO)             October 2001         EUR  349,980,702        Finance Lease and consumer loans
NOVA No 2                   November 2001        EUR  352,133,718        Consumer loans
Magellan Mortgages No 1     December 2001        EUR1,000,000,000        Mortgage loans

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

For US GAAP purposes, Group Management considered that the Nova n(0) 2, the Magellan Mortgages n(0) 1 and the TAPCO transactions do not meet the requirements set out in SFAS 140 for sale recognition. If the assets transferred under these transactions were restated as at December, 31, 2001, consolidated assets and liabilities of the Group would be increased by approximately Euro 1,7 billion.

For US GAAP purposes, for transactions recognized as sales, the gain or loss on the sale of loans and securities was calculated measuring all the proceeds and reductions of the proceeds at their fair value at the date of the transfer. To obtain fair values, quoted market prices were used if available. Due to the fact that quotes are generally not available for retained interests, the Bank estimated their fair value as the present value of the future expected cash flows, projected based on key assumptions made by management regarding credit losses, timing of prepayment, yield curves and discount rates. The change in the fair value of residual notes is accounted in OCI.

In relation to NOVA No 1, Tagus Financing No 1, NOVA No 2 and Magellan Mortgages No 1 the transferor acts as servicer. However, no servicing asset or liability was accounted for, as management estimates that the benefits of servicing are just adequate to compensate the Bank for its servicing responsibilities. No gain or loss was incurred in the NOVA No 1, Tagus Global Bond No 1 and No 2 transactions, as the underlying assets were sold at their book value, which was approximately their fair value at the date of the transaction. In relation to Tagus Financing No 1, the leasing and consumer loans were sold with a premium of 2.5%.

The retained interests over the securitized financial assets which received can be analyzed as follows:

                                    Acquisition      Fair Value     Fair Value
                                       cost         31 Dec 2001    31 Dec 2000
                                    Euro '000        Euro '000      Euro '000
                                    ---------        ---------      ---------
    NOVA No 1                             4,532          7,568        14,473
    Tagus Financing No 1                 18,874          9,312        14,979
    Tagus Global Bond No 1               27,494         19,610        18,975
    Tagus Global Bond No 2               98,645         71,003            --
                                        -------        -------        ------
                                        149,545        107,493        48,427
                                        =======        =======        ======

For US GAAP purposes these retained interests, that are kept at acquisition cost less provision for local GAAP purposes, were revalued at fair value as at December 31, 2001. The provisions booked under Local GAAP as at this date amount to Euro 13,968,000 and were written-back for US GAAP purposes.

The main assumptions used in the calculation of the fair value of the retained interests were:

  NOVA No 1 - Write-offs: 1.16% p.a.
    Prepayment: 10% p.a.
    Discount rate: Euro yield curve + 5% premium

 Tagus Financing No 1 - Write-offs 1.26% p.a.
    Prepayment: 6.2% p.a.
    Discount rate: Euro yield curve + 5% premium

 Tagus Global Bond No 1 and No 2- Euro yield curve + 5% premium

Sensitivity analysis was carried out for both NOVA N.(0)1 and Tagus Financing N.(0)1 transactions considering unfavorable combined variations of the write-offs and prepayments. The discount rate was held constant. The results obtained were as follows:

                                                                    Fair Value
                          Variation     Write-offs   Prepayments   31 Dec 2001
                                                                    Euro '000
                          ---------     ----------   -----------   -----------

    NOVA No 1                50.00%         1.74%        15.00%        7,066
                            100.00%         2.32%        20.00%        6,564

    Tagus Financing No 1     50.00%         1.89%         9.30%        7,631
                            100.00%         2.52%        12.40%        5,949

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

No sensitivity analysis was made in the variation of fair value of the Tagus Global Bond No 1 and No 2 retained interests, as no write-offs and prepayments are expected in these transactions.

Cash flows of the transactions considered as sales during 2001 were:

                                                                    Cash-flow
                                                                    received
                                                                 from retained
                               Sale of assets    Servicing fees    interests
                                 Euro '000         Euro '000        Euro '000
                                 ---------         ---------        ---------

    NOVA No 1                           --              641         7,020
    Tagus Financing No 1            78,050            3,000        10,785
    Tagus Global Bond No 1              --               --           554
    Tagus Global Bond No 2         740,466               --         2,417

As at December 31, 2001, total amount outstanding, delinquencies and defaults of the securitized assets considered as sales can be analyzed as follows:

                                       Principal
                                         amount      Delinquencies   Defaults
                                       Euro '000       Euro '000     Euro '000
                                       ---------       ---------     ---------
    NOVA N.(0)1                            71,436         3,403        3,391
    Tagus Financing N.(0)1                297,340        10,754        3,881
    Tagus Global Bond No 1                205,293            --           --
    Tagus Global Bond No 2                689,444            --           --

m) Derivative instruments and trading activities

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," (SFAS 133) as amended by Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of Effective Date of Financial Accounting Standards Board Statement No. 133," and Statement of Financial Accounting Standards No.138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133," was adopted by the BCP on January 1, 2001. These set of new rules changed the accounting treatment of derivative instruments including certain derivative instruments embedded in other contracts.

Under the standard, BCP is required to carry all derivative instruments in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding it. If certain conditions are met, BCP may elect to designate a derivative instrument as a hedge of exposures to changes in fair values, cash flows, or foreign currencies. If the hedge exposure is a fair value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income (outside earnings) and subsquently reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessement of hedge effectiveness as well as the ineffective portion of the gain or loss is reported in earnings immediately. Accounting for foreign currency hedges is similar to the accounting for fair value and cash flow hedges. If the derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change.

On adoption, the provisions of Statement 133 were applied prospectively and BCP recorded certain transition adjustments as required by SFAS 133. The impact of such transition adjustments to net income was a loss of Euro 1.4 million, and a net transition loss of Euro 36.5 million included in other changes in stockholders' equity from non-owner sources on January 1, 2001.

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

Following the risk management policies in place, the Bank uses derivatives for hedging purposes. For Local GAAP purposes, derivatives classified as hedging are accounted for as off-balance sheet items.

However, considering the requirement of SFAS 133 for hedge transactions, the Bank classified all derivatives as trading in 2001 for US GAAP purposes. The accounting of these transactions at fair value had a negative impact of Euro 16,876,000 in income, that is analysed as follows:

                                                                         2001
                                                                       Euro '000
                                                                       ---------

    Transition adjustment                                                1,386
    Reclassified from other comprehensive income (expired deals)        (7,689)
    Revaluation at fair value of trading derivatives                    23,179
                                                                        ------
                                                                        16,876
                                                                        ======

The BCP Group issues financial instruments containing embedded derivatives. The embedded derivative is separated from the host contract and carried at fair value if the economic characteristics of the derivative are not clearly and closely related to the economic characteristcs of the host contract.

The table below provides information related to the accumulated other changes in equity from non owner sources from transition adjustment:

                                                               Accumulated
                                                              comprehensive
                                                                  income
                                                                Euro '000
                                                              -------------

    January 1, 2001                                               36,489
                                                                 -------
      Net amounts reclassified to earnings (expired deals)
       - IRS                                                     (20,075)
       - Fx swaps                                                 31,244
       - Fx fowards                                               (3,479)
                                                                 -------
                                                                   7,690
                                                                 -------
    December 31, 2001                                             44,179
                                                                 =======

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

n) Summary of the significant adjustments to net income

The following is a summary of the significant adjustments to net income of the Banco Comercial Portugues Group which would be required if accounting principles accepted in the United States of America (US GAAP) had been applied.

                                                                                    2001              2000              1999
                                                                   Notes         Euro '000         Euro '000          Euro '000
                                                                   -----         ---------         ---------          ---------
    Consolidated Net Income under Portuguese GAAP                                  571,672            505,498             430,387

    Adjustment for goodwill                                         b)          (1,117,194)          (731,824)           (100,922)
    Deferred costs adjustments                                      d)               3,511             (7,196)             (1,015)
    Adjustment to the gain on the sale of subsidiaries                                  --                 --              13,820
    Publicity campaigns included in sundry assets                                       --                 --                 130
    Bonus to employees                                              e)             (31,788)           (24,390)            (18,228)
    Deferred income taxes                                           g)             323,214             46,416             (14,766)
    Deposit guarantee fund                                          i)             (15,278)           (26,194)              1,222
    Pension fund charge                                             f)            (103,338)          (113,302)             39,142
    Provisions for impairment in investment securities
    available for sale                                              h)            (643,425)            22,915                  --
    Accounting of the investment in Bital and Banco Sabadell
    from the equity method to the historical cost                   c)             (18,360)           (13,565)             (7,033)
    Depreciation of the premises owned by
    insurance companies                                                                 --                 --              (1,061)
    Adjustments related to investments in insurance
    companies accounted under the equity method                     a)             (69,823)            10,460                  --
    Securitization programme                                        l)             (15,578)            (6,537)                 --
    Restructuring costs arising from the rationalisation            f)            (257,400)                --                  --
    Accounting for derivative instruments and hedging
    activities under SFAS 133                                       m)             (16,876)                --                  --
    Treasury stock                                                  j)             (13,126)           (43,340)                 --
                                                                             -------------      -------------         -----------

    Consolidated Net Income in accordance with US GAAP                          (1,403,789)          (381,059)            341,676
                                                                             =============      =============         ===========
    Net income in accordance with US GAAP
    per share of capital stock (in units)                                            (0.62)             (0.25)               0.34
                                                                             =============      =============         ===========
    Weighted average shares outstanding                                      2,272,727,852      1,551,984,280         998,048,534
                                                                             =============      =============         ===========

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

o) Summary of the significant adjustments to shareholders' equity

The following is a summary of the significant adjustments to shareholders' equity of the Banco Comercial Portugues Group which would be required if accounting principles accepted in the United States of America (US GAAP) had been applied.

                                                                                      2001               2000
                                                                         Notes      Euro '000         Euro '000
                                                                         -----      ---------         ---------

    Consolidated Shareholders' Equity under Portuguese GAAP                         2,187,176         1,820,506
                                                                                    ---------         ---------
    Adjustment for goodwill                                              b)         3,799,195         4,284,164
    Effect of the Write-off in the Goodwill in Atlantico                 b)           548,675           548,675
    Deferred costs adjustments                                           d)           (27,088)          (30,599)
    Bonus to employees                                                   e)           (28,612)          (24,940)
    Deferred income taxes                                                g)           469,746            48,468
    Deposit guarantee fund                                               i)           (41,472)          (26,194)
    Pension fund charge                                                  f)          (329,178)          (33,718)
    Investment securities available for sale                             h)          (638,058)           57,235
    Accounting of the investment in Bital and Banco Sabadell
    from the equity method to the historical cost                        c)           190,083           211,262
    Adjustments related to investments in insurance
    companies accounted under the equity method                          a)          (127,361)           10,460
    Securitization programme                                             l)           (28,084)           (6,537)
    Accounting for derivative instruments and hedging activities
    under SFAS 133                                                       m)           (61,055)               --
    Treasury stock                                                       j)            (8,986)         (128,874)
                                                                                    ---------         ---------

    Consolidated Shareholders' Equity in accordance with US GAAP                    5,904,981         6,729,908
                                                                                    =========         =========

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

p) Consolidated statement of changes in shareholders' equity under US GAAP

          BANCO COMERCIAL PORTUGUES, S.A. AND CONSOLIDATED SUBSIDIARIES

                    CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                      FOR THE YEARS ENDED 31 DECEMBER, 2001, 2000 AND 1999

                                                                                (Amounts expressed in thousands of Euros)
                                                                              --------------------------------------------
                                                                                   Total
                                                             Thousands of       Shareholders'      Capital          Share
                                                             U.S. Dollars          Equity           stock          premium
                                                             ------------          ------           -----          -------
Balance on December 31, 1998                                   1,466,405         1,647,461          982,477          574,601
  Transfer to Legal reserve                                           --                --               --               --
  Transfer to Statutory reserve                                       --                --               --               --
  Dividends paid                                                (103,252)         (116,000)              --               --
  Increase in share capital by the issue of 3,031,000
    new shares through the partial conversion of
    exchangeable preference shares (Note 15)                      27,399            30,782           15,119           15,663
  Costs related with the increase in share capital                  (253)             (284)              --             (284)
  Redenomination of the share capital (Note 15)                       --                --            2,404           (2,404)
  Net income                                                     304,126           341,676               --               --
  Costs related with the stock split                                (333)             (374)              --             (374)
  Costs related with the issuance of preference shares            (7,121)           (8,000)              --               --
  Investment securities available for sale                      (137,064)         (153,987)              --               --
  Deferred income taxes related with
    investment securities available for sale                      51,262            57,591               --               --
  Treasury stock                                                (200,953)         (225,764)              --               --
  Exchange differences arising on consolidation                   25,148            28,253               --               --
  Other reserves arising on consolidation                          1,065             1,196               --               --
                                                               ---------         ---------          -------          -------
Balance on December 31, 1999                                   1,426,429         1,602,550        1,000,000          587,202
  Transfer to Legal reserve                                           --                --               --               --
  Transfer to Statutory reserve                                       --                --               --               --
  Dividends paid                                                (133,515)         (150,000)              --               --
  Increase in share capital related with exchange
    of BCP shares for shares of BPSM, Atlantico,
    Banco Mello and Imperio and merger of
    Banco Mello and Atlantico on 30 June 2000                  4,807,641         5,401,237        1,042,972        4,358,265
  Costs related with the increase in share capital
    and the merger with Atlantico and Banco Mello                   (457)             (513)              --             (513)
  Net income                                                    (339,181)         (381,059)              --               --
  Increase in share capital by the issue of 1,665,675
    new shares through the partial conversion of
     convertible preference shares                                15,013            16,867            8,308            8,559
  Increase in share capital by the issue of
    BCP shares in exchange for the mortgage
    portfolio of BII                                              29,998            33,702           33,702               --
  Increase in share capital by the issue of
    3,323,947 shares resulting from the merger
    of BPSM in December, 2000                                     73,317            82,369           16,580           65,789
  Goodwill arising on consolidation                                   --                --               --       (2,310,223)
  Investment securities available for sale                       (68,895)          (77,401)              --               --
  Deferred income taxes related with
    investment securities available for sale                      32,171            36,143               --               --
  Treasury stock                                                 145,792           163,793               --               --
  Exchange differences arising on consolidation                   17,124            19,238               --               --
  Other reserves arising on consolidation                         (6,753)           (7,587)              --               --
  Other reserves arising by US GAAP                               (8,395)           (9,431)              --               --
                                                               ---------         ---------          -------          -------
Balance on December 31, 2000                                   5,990,289         6,729,908        2,101,562        2,709,079
  Transfer to Legal reserve                                           --                --               --               --
  Transfer to Statutory reserve                                       --                --               --               --
  Increase in share capital by the issue of 168,125,003
    new shares for shareholders in March 2001 (note 15)          636,004           714,531          168,125          546,406
  Increase in share capital by the issue of 57,027,325
    new shares through reserves, for
    shareholders in April 2001 (note 15)                              --                --           57,027               --
  Costs related with the increase in share capital                (1,525)           (1,713)              --           (1,333)
  Net income                                                  (1,249,513)       (1,403,789)              --               --
  Accounting for derivative instruments and hedging
    activities under SFAS 133                                    (39,324)          (44,179)              --               --
  Securitization programme                                        (5,313)           (5,969)              --               --
  Investment securities available for sale                       (46,168)          (51,868)              --               --
  Deferred income taxes                                           87,287            98,064               --               --
  Treasury stock                                                 118,396           133,014               --               --
  Exchange differences arising on consolidation                   32,376            36,374               --               --
  Pension fund                                                  (165,701)         (186,160)              --               --
  Adjustments to the income appropriated from
   the insurance companies                                       (60,525)          (67,998)              --               --
  Other reserves arising on consolidation                        (44,873)          (50,413)              --               --
  Other reserves arising by US GAAP                                4,610             5,179               --               --
                                                               ---------         ---------          -------          -------
Balance on December 31, 2001                                   5,256,020         5,904,981        2,326,714        3,254,152
                                                               =========         =========        =========        =========

                                                                        (Amounts expressed in thousands of Euros)
                                                               ----------------------------------------------------------
                                                               Legal and     Other reserves                   Accumalated
                                                               statutory     and retained       Treasury     comprehensive
                                                               reserves         earnings          stock         income
                                                               --------         --------          -----         ------
Balance on December 31, 1998                                      71,963         (114,790)        (23,564)        156,774
  Transfer to Legal reserve                                       14,571          (14,571)             --              --
  Transfer to Statutory reserve                                      898             (898)             --              --
  Dividends paid                                                      --         (116,000)             --              --
  Increase in share capital by the issue of 3,031,000
    new shares through the partial conversion of
    exchangeable preference shares (Note 15)                          --               --              --              --
  Costs related with the increase in share capital                    --               --              --              --
  Redenomination of the share capital (Note 15)                       --               --              --              --
  Net income                                                          --          341,676              --              --
  Costs related with the stock split                                  --               --              --              --
  Costs related with the issuance of preference shares                --           (8,000)             --              --
  Investment securities available for sale                            --               --              --        (153,987)
  Deferred income taxes related with
    investment securities available for sale                          --               --              --          57,591
  Treasury stock                                                      --               --        (225,764)             --
  Exchange differences arising on consolidation                       --               --              --          28,253
  Other reserves arising on consolidation                             --            1,196              --              --
                                                                  ------         --------         -------         -------
Balance on December 31, 1999                                      87,432           88,613        (249,328)         88,631
  Transfer to Legal reserve                                       22,144          (22,144)             --              --
  Transfer to Statutory reserve                                      998             (998)             --              --
  Dividends paid                                                      --         (150,000)             --              --
  Increase in share capital related with exchange
    of BCP shares for shares of BPSM, Atlantico,
    Banco Mello and Imperio and merger of
    Banco Mello and Atlantico on 30 June 2000                         --               --              --              --
  Costs related with the increase in share capital
    and the merger with Atlantico and Banco Mello                     --               --              --              --
  Net income                                                          --         (381,059)             --              --
  Increase in share capital by the issue of 1,665,675
    new shares through the partial conversion of
     convertible preference shares                                    --               --              --              --
  Increase in share capital by the issue of
    BCP shares in exchange for the mortgage
    portfolio of BII                                                  --               --              --              --
  Increase in share capital by the issue of
    3,323,947 shares resulting from the merger
    of BPSM in December, 2000                                         --               --              --              --
  Goodwill arising on consolidation                                   --        2,310,223              --              --
  Investment securities available for sale                            --               --              --         (77,401)
  Deferred income taxes related with
    investment securities available for sale                          --               --              --          36,143
  Treasury stock                                                      --               --         163,793              --
  Exchange differences arising on consolidation                       --               --              --          19,238
  Other reserves arising on consolidation                             --           (7,587)             --              --
  Other reserves arising by US GAAP                                   --           (9,431)             --              --
                                                                  ------         --------         -------         -------
Balance on December 31, 2000                                     110,574        1,827,617         (85,535)         66,611
  Transfer to Legal reserve                                      108,239         (108,239)             --              --
  Transfer to Statutory reserve                                    9,926           (9,926)             --              --
  Increase in share capital by the issue of 168,125,003
    new shares for shareholders in March 2001 (note 15)               --               --              --              --
  Increase in share capital by the issue of 57,027,325
    new shares through reserves, for
    shareholders in April 2001 (note 15)                              --          (57,027)             --              --
  Costs related with the increase in share capital                    --             (380)             --              --
  Net income                                                          --       (1,403,789)             --              --
  Accounting for derivative instruments and hedging
    activities under SFAS 133                                         --               --              --         (44,179)
  Securitization programme                                            --               --              --          (5,969)
  Investment securities available for sale                            --               --              --         (51,868)
  Deferred income taxes                                               --               --              --          98,064
  Treasury stock                                                      --               --         133,014              --
  Exchange differences arising on consolidation                       --               --              --          36,374
  Pension fund                                                        --               --              --        (186,160)
  Adjustments to the income appropriated from
   the insurance companies                                            --          (67,998)             --              --
  Other reserves arising on consolidation                             --          (50,413)             --              --
  Other reserves arising by US GAAP                                   --            5,179              --              --
                                                                  ------         --------         -------         -------
Balance on December 31, 2001                                     228,739          135,024          47,479         (87,127)
                                                                 =======          =======          ======         =======

   The accompanying notes are an integral part of these financial statements

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

q) Comprehensive income

Comprehensive income for the year equals net income plus changes in accumulated comprehensive income. The amount for 2001, 2000 and 1999 are as follows:

                                                                     2001               2000           1999
                                                                   Euro '000         Euro '000      Euro '000
                                                                   ---------         ---------      ---------
      Consolidated Net Income in accordance with US GAAP           (1,403,789)       (381,059)        341,676

        SFAS 133                                                      (44,179)             --              --
        Securitization programme                                       (5,969)             --              --
        Unrealized appreciation (depreciation) on securities          (51,868)        (77,401)       (153,987)
        Deferred tax effect                                            98,064          36,143          57,591
        Exchange differences arising on consolidation                  36,374          19,238          28,253
        Pension fund                                                 (186,160)             --              --
                                                                   ----------        --------         -------
      Total Comprehensive Income (Loss), net of taxes              (1,557,527)       (403,079)        273,533
                                                                   ==========        ========         =======

The accumulated Comprehensive Income is presented under consolidated statement of changes in shareholders' equity under GAAP.

r) Segmental reporting

SFAS No. 131, `Disclosures about Segments of an Enterprise and Related Information', became effective for the Group in 1998 This disclosure standard requires that the Group provide information about its business segments based upon the information that regularly available to and is regularly used by the chief operating decision making officers in deciding how to allocate resources and in measuring performance.

The Group's business segments, which are identified in the tables presented in the next three pages, one page/table for each namely for 2001, 2000 and 1999 are operated in separate subsidiaries whose purpose is to serve its specific customer groups. financial information related to its business segments is prepared by the Group's financial reporting systems which apply the accounting principles as are utilized in the preparation of the Group's consolidated financial statements as supplemented accounting policies for inter-company transactions, internal funds transfer pricing and allocations of shared costs.

Until the year 1999, the Group prepared its Segmental Consolidated Financial Statements including the insurance activity by full consolidation method. In the year 2000, following the reoganisation of the insurance business on September 30, 2000, 50.1% of Seguros e Pensoes, S.G.P.S., S.A. was exchanged for a 17.1% holding in Eureko, B.V. As a result, the insurance activity is accounted under the equity method of consolidation in the 2000 Segmental Consolidated Financial Statements. Therefore appropriation of net income from the insurance activity for the year ended December 31, 2000 is included under income securities.

The summary information presented in the next tables have been reclassified in the format of regulation S-X.

Intercompany transaction are reflected in individual segments at rates and terms that are identical to transactions with customers Such transactions are eliminated in the referred tables in the column headed `Other'. Internal funds transfer prices are calculated the Asset Liability Management Division based upon the Lisbon Inter-bank Offer Rate (LISBOR). Income and expenses that not interest related and that are directly attributable to specific segments are assigned to those segments. Shared costs are allocated among segments based upon methodologies that are considered most appropriate for each type of cost, such as business volume, useage, or percentage of shareholder's equity to consolidated shareholders' equity.

Because the Group's segment information is based upon the manner in which the Group manages its business activities, information in the referred tables may not be comparable to similar information in any other organization.

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

Commercial Banking

Commercial banking is the Group's most important business area, carried out mainly by BCP through its retail banking network (that included the following networks at the end of 2001: Individuals & Businesses, Private Banking, Corporate Retail, Corporate Banking, NovaRede, Banco 7, Atlantico and SottoMayor), by Banco Expresso Atlantico and by the banks abroad (Banco Internacional de Mocambique, Banco Comercial de Mocambique, Banco Comercial de Macau, Banco Popular Comercial, Novabank and BPABank).

Investment Banking

BCP Investimento - Banco Comercial Portugues de Investimento, S.A. is BCP's subsidiary for investment banking.

Asset Management

BCP is engaged in the asset management business through AF Investimentos, a holding company for its subsidiaries focusing on securities and property unit trust funds management and personalised portfolio management.

Specialized Credit

BCP is engaged in the factoring and equipment and real estate leasing businesses through Leasefactor, a holding company for its subsidiaries focusing the referred businesses.

Consumer Credit

CrediBanco is the Group's Bank for consumer credit. In December 1999 the BCP Group established a partnership agreement with SIVA (that was later renamed to SAG GEST), including the joint acquisition of Interbanco, an institution specialising in car financing for individuals and corporate customers. In accordance with the strategy defined by the BCP Group for the consumer credit business, Interbanco centralised the car financing business at the point of sale, while CrediBanco kept the remaining consumer credit business.

ServiBanca

ServiBanca centralises common operational and management support units, providing services for all the BCP Group. The costs it incurs are transferred to each of the Group's companies, which act as its "clients". As a consequence, ServiBanca's net income is zero.

Before presenting the referred tables regarding the segmental reporting, the Group's consolidated total income distributed on a geographic basis in percentage is analyzed as follows:

                                                                        %
                                                                    -----
              Portugal                                               87.0%
              Rest of the European Union countries                    5.4%
              United States of America                                1.9%
              Asia                                                    0.9%
              Cayman islands                                          2.3%
              Other                                                   2.5%
                                                                    -----
                                                                    100.0%
                                                                    =====

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

                          2001                                        (values in thousands  of Euros)
                                                        -------           -------       ----------          ------

                                                       Commercial        Investment        Asset         Specialized
                                                        Banking           Banking       Management          Credit
                                                        -------           -------       ----------          ------
    Consolidated Financial Information by Segment

    Assets
    Cash and Loans and advances
      to credit institutions                           16,906,184         1,483,955         116,697             4,160
    Loans and advances to customers                    37,908,948           363,945              --         2,860,748
    Securities portfolio (i)                            8,910,538           620,475           9,841               961
    Total assets                                       72,138,198         2,710,323         140,236         2,902,117

    Liabilities

    Amounts owed to

      credit institutions                              27,694,772           129,292              --         1,416,455
    Amounts owed to customers                          28,208,150           157,625              --                --
    Debt securities                                     3,954,580         2,007,453              --         1,148,053

    Total liabilities                                  67,330,294         2,538,103          96,721         2,832,468

    Consolidated Statement of Income by Segment

    Interest income                                     3,884,512           153,834           7,060           167,248
    Interest expense                                    2,688,938           142,152               1           122,383
                                                        ---------            ------          ------            ------
      Net interest income                               1,195,574            11,682           7,059            44,865
    Provision for loans losses                            292,874              (893)             --            14,554
                                                        ---------            ------          ------            ------
      Net interest income after
        provisions for loan losses                        902,700            12,575           7,059            30,311
                                                        ---------            ------          ------            ------
    Net gains arising from commissions                    419,679            26,860          24,804            (1,514)
                                                        ---------            ------          ------            ------
    Other net income                                      259,782             7,538           3,380            10,635
                                                        ---------            ------          ------            ------
    commissionsNet services income                        679,461            34,398          28,184             9,121
                                                        ---------            ------          ------            ------
    Income from the account                                19,853             1,599              --                --
    securities
    Income from investments                               186,743             2,175              --                --
      Net gains arising from trading                       27,141            16,176             (89)               --
        activities
    Provision to account securities                       (13,366)           (1,353)            (23)               --
                                                        ---------            ------          ------            ------
      Net income before
        operating costs                                 1,802,532            65,570          35,131            39,432
                                                        ---------            ------          ------            ------
    Staff costs                                           540,692            18,781           6,482            12,342
    Other administrative costs                            633,322            14,882           5,731            10,336
    Depreciation                                          104,678             1,896             347             1,260
                                                        ---------            ------          ------            ------
      Operating costs                                   1,278,692            35,559          12,560            23,938
                                                        ---------            ------          ------            ------
      Operating net income                                523,840            30,011          22,571            15,494
                                                        ---------            ------          ------            ------
    Other provisions                                       39,143               969             (55)           (2,347)
    Other extraordinary net income                         97,098               835             (29)            1,108
                                                        ---------            ------          ------            ------
      Net income before taxes and
        minority interests                                660,081            31,815          22,487            14,255
                                                        ---------            ------          ------            ------
    Provision for income taxes                             67,753             5,124           4,580             4,845
    Minority interests                                         29                --              --                 1
                                                        ---------            ------          ------            ------

      Net income                                          391,853            26,691          17,907             9,409

                          2001                                             (values in thousands  of Euros)
                                                            ------       ----------        ------------       ------------
                                                                           Service             Other
                                                          Consumer        Provider           (includes         BCP Group
                                                            Credit       Servibanca        adjustments)       Consolidated
                                                            ------       ----------        ------------       ------------
    Consolidated Financial Information by Segment

    Assets
    Cash and Loans and advances
      to credit institutions                                  34,214              --        (11,092,233)         7,452,977
    Loans and advances to customers                          693,785              --            614,475         42,441,901
    Securities portfolio (i)                                   2,799              --         (2,086,330)         7,458,284
    Total assets                                             808,392         477,905        (16,784,198)        62,392,973

    Liabilities

    Amounts owed to

      credit institutions                                    485,132         438,108        (16,994,564)        13,169,195
    Amounts owed to customers                                 30,687              --          1,044,588         29,441,050
    Debt securities                                           25,000              --          3,583,803         10,718,889

    Total liabilities                                        715,210         477,653        (15,131,868)        58,858,581

    Consolidated Statement of Income by Segment

    Interest income                                           95,294              --           (911,424)         3,396,524
    Interest expense                                          30,084          17,066           (955,958)         2,044,666
                                                              ------         -------           --------          ---------
      Net interest income                                     65,210         (17,066)            44,534          1,351,858
    Provision for loans losses                                24,276              --            (22,110)           308,701
                                                              ------         -------           --------          ---------
      Net interest income after
        provisions for loan losses                            40,934         (17,066)            66,644          1,043,157
                                                              ------         -------           --------          ---------
    Net gains arising from commissions                          (997)             (1)            18,465            487,296
                                                              ------         -------           --------          ---------
    Other net income                                          18,589         318,812           (395,902)           222,834
                                                              ------         -------           --------          ---------
    commissionsNet services income                            17,592         318,811           (377,437)           710,130
                                                              ------         -------           --------          ---------
    Income from the account                                       --              --                 --             21,452
    securities
    Income from investments                                    1,789              --            (72,152)           118,555
      Net gains arising from trading                          12,325              --            100,816            156,369
        activities
    Provision to account securities                              (32)             --                  4            (14,770)
                                                              ------         -------           --------          ---------
      Net income before
        operating costs                                       72,608         301,745           (282,125)         2,034,893
                                                              ------         -------           --------          ---------
    Staff costs                                               19,771         128,740                550            727,358
    Other administrative costs                                27,038         135,528           (317,803)           509,034
    Depreciation                                               2,501          37,638               (429)           147,891
                                                              ------         -------           --------          ---------
      Operating costs                                         49,310         301,906           (317,682)         1,384,283
                                                              ------         -------           --------          ---------
      Operating net income                                    23,298            (161)            35,557            650,610
                                                              ------         -------           --------          ---------
    Other provisions                                            (553)             --                 53             37,210
    Other extraordinary net income                               539             161            (41,140)            58,572
                                                              ------         -------           --------          ---------
      Net income before taxes and
        minority interests                                    23,284              --             (5,530)           746,392
                                                              ------         -------           --------          ---------
    Provision for income taxes                                 6,195              --             (4,042)            84,455
    Minority interests                                             1              --             90,234             90,265
                                                              ------         -------           --------          ---------

      Net income                                              17,088              --            (91,722)           571,672

            (i) Includes securities, treasury stock and investments

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

                             2000                                         (values in thousands of Euros)
                                                           -------          -------        ----------        ------

                                                          Commercial       Investment        Asset        Specialized
                                                           Banking          Banking        Management        Credit
                                                           -------          -------        ----------        ------
    Consolidated Financial Information by Segment
       Assets
       Cash and Loans and advances
           to credit institutions                        14,608,117           788,835         129,214             8,833
       Loans and advances to customers                   36,986,271           444,838              --         2,487,380
       Securities portfolio (i)                           9,366,215         1,403,050          16,724               839
       Total assets                                      67,392,086         3,064,088         162,001         2,564,543
       Liabilities
       Amounts owed to
           credit institutions                           26,010,868         1,072,323              --         1,031,017
       Amounts owed to customers                         27,912,928            25,707              --                --
       Debt securities                                    3,372,569         1,312,935              --         1,244,071

       Total liabilities                                 63,690,569         2,830,915         109,929         2,502,973

    Consolidated Statement of Income by Segment
       Interest income                                    3,546,251           228,489           5,123           148,641
       Interest expense                                   2,499,735           216,938              30           105,790
                                                            -------            ------          ------             -----
            Net interest income                           1,046,516            11,551           5,093            42,851
       Provision for loans losses                           322,698            (1,314)             (2)           10,900
                                                            -------            ------          ------             -----
            Net interest income after
                provisions for loan losses                  723,818            12,865           5,095            31,951
                                                            -------            ------          ------             -----

       Net gains arising from commissions                   472,465            35,876          48,683            (3,353)
       Other net income                                     100,504            12,534            (252)            7,114
                                                            -------            ------          ------             -----
            Net services income                             572,969            48,410          48,431             3,761
                                                            -------            ------          ------             -----
       Income from the account securities                    27,315               908              --                --
       Income from investments                               93,830             5,429              --                --
       Net gains arising from trading activities             83,608            13,303              60                 1
       Provision to account securities                      (32,568)           (2,727)            (23)               --
                                                            -------            ------          ------             -----

            Net income before

                operating costs                           1,468,972            78,188          53,563            35,713
                                                            -------            ------          ------             -----

       Staff costs                                          568,287            18,950           5,430            11,725
       Other administrative costs                           556,076            12,136           5,820            11,287
       Depreciation                                         105,680             2,416             249             1,538
                                                            -------            ------          ------             -----
            Operating costs                               1,230,043            33,502          11,499            24,550
                                                            -------            ------          ------             -----
            Operating net income                            238,929            44,686          42,064            11,163
                                                            -------            ------          ------             -----

       Other expenses                                      (133,006)           (5,848)           (607)           (2,241)
       Other extraordinary net income                     1,007,218             6,448             (64)            5,264
                                                            -------            ------          ------             -----

            Net income before taxes and
                minority interests                        1,113,141            45,286          41,393            14,186
                                                            -------            ------          ------             -----

       Provision for income taxes                            89,684            10,912          12,535             3,176
       Minority interests                                       104                --              --                23
                                                            -------            ------          ------             -----

            Net income                                    1,023,353            34,374          28,858            10,987
                                                          =========            ======          ======            ======

                             2000                                            (values in thousands of Euros)
                                                          ------         ----------      ------------       ------------
                                                                           Service          Other
                                                         Consumer         Provider        (includes          BCP Group
                                                          Credit         Servibanca      adjustments)       Consolidated
                                                          ------         ----------      ------------       ------------
    Consolidated Financial Information by Segment
       Assets
       Cash and Loans and advances
           to credit institutions                             58,740              --         (7,379,922)         8,213,817
       Loans and advances to customers                       789,108              --           (110,656)        40,596,941
       Securities portfolio (i)                                6,318              --         (2,332,340)         8,460,806
       Total assets                                          933,193         326,393        (13,008,457)        61,433,847
       Liabilities
       Amounts owed to
           credit institutions                               482,560         282,374        (12,366,416)        16,512,726
       Amounts owed to customers                             115,441              --            866,145         28,920,221
       Debt securities                                        49,940              --          2,442,476          8,421,991

       Total liabilities                                     854,575         326,393        (11,982,962)        58,332,392

    Consolidated Statement of Income by Segment
       Interest income                                       100,207              54           (983,958)         3,044,807
       Interest expense                                       26,656          12,297         (1,069,223)         1,792,223
                                                              ------         -------           --------            -------
            Net interest income                               73,551         (12,243)            85,265          1,252,584
       Provision for loans losses                             40,253              --            (64,936)           307,599
                                                              ------         -------           --------            -------
            Net interest income after
                provisions for loan losses                    33,298         (12,243)           150,201            944,985
                                                              ------         -------           --------            -------

       Net gains arising from commissions                      2,920              --             18,466            575,057
       Other net income                                       10,148         246,233           (244,045)           132,236
                                                              ------         -------           --------            -------
            Net services income                               13,068         246,233           (225,579)           707,293
                                                              ------         -------           --------            -------
       Income from the account securities                         --              --              3,415             31,638
       Income from investments                                 3,920              --             50,483            153,662
       Net gains arising from trading activities               4,312              --            113,453            214,737
       Provision to account securities                           (12)             --              7,667            (27,663)
                                                              ------         -------           --------            -------

            Net income before

                operating costs                               54,586         233,990             99,640          2,024,652
                                                              ------         -------           --------            -------

       Staff costs                                            20,691         102,516             16,321            743,920
       Other administrative costs                             27,348         103,240           (240,676)           475,231
       Depreciation                                            2,762          28,619              1,691            142,955
                                                              ------         -------           --------            -------
            Operating costs                                   50,801         234,375           (222,664)         1,362,106
                                                              ------         -------           --------            -------
            Operating net income                               3,785            (385)           322,304            662,546
                                                              ------         -------           --------            -------

       Other expenses                                           (644)             --             99,603            (42,743)
       Other extraordinary net income                          7,332             385           (838,144)           188,439
                                                              ------         -------           --------            -------

            Net income before taxes and
                minority interests                            10,473              --           (416,237)           808,242
                                                              ------         -------           --------            -------

       Provision for income taxes                              5,207              --              8,184            129,698
       Minority interests                                          2              --            172,917            173,046
                                                              ------         -------           --------            -------

            Net income                                         5,264              --           (597,338)           505,498
                                                               =====        ========           ========            =======

             (i) Includes securities, treasury stock and investments

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

                            1999                                                  (values in thousands of Euros)
                                                                 -------         ---------           -------           -----

                                                               Commercial        Insurance         Investment         Mortgage
                                                                 Banking                             Banking           Loans
                                                                 -------         ---------           -------           -----
Consolidated Financial Information by Segment

Assets

  - Cash and Loans and advances to
    credit institutions                                        19,248,651           173,019           107,204         1,203,698
  - Loans and advances to customers                            15,352,006                --           327,292         5,861,313
  - Securities portfolio (1)                                    5,363,254         3,448,196           903,580            37,652
  - Total assets                                               44,541,151         4,264,170         1,413,376         7,333,105
Liabilities

  - Amounts owed to credit institutions                        22,432,071           131,101           674,174         5,104,655
  - Amounts owed to customers                                  14,844,620                --             5,702            12,448
  - Debt securities                                               457,738                --           548,597         1,805,683
  - Total liabilities                                          41,294,836         3,888,646         1,297,568         7,184,574

(1) Includes Securities, Treasury stock and Investments

Consolidated Statement of Income by Segment

  Interest income                                               1,809,240           111,429            56,968           340,458
  Interest expense                                              1,324,597             2,495            48,123           213,604
                                                              -----------        ----------        ----------        ----------
Net interest income                                               484,643           108,934             8,845           126,854
  Provision for loans losses                                      186,145                --             3,361            17,535
                                                              -----------        ----------        ----------        ----------
Net interest income after provisions for loan losses              298,498           108,934             5,484           109,319

  Net gains arising from commissions                              291,945           (23,714)           30,762           (28,367)
  Other net income                                                 79,737             2,924             1,039             4,963
                                                              -----------        ----------        ----------        ----------
Net services income                                               371,682           (20,790)           31,801           (23,404)
                                                              -----------        ----------        ----------        ----------

  Income from the account securities                                2,586            12,358               652                --
  Income from investments                                         438,917            12,069               351             2,241
  Net gains arising from trading activities                       121,295            33,632             5,202               125
  Insurance premiums                                                   --         1,237,226                --                --
  Provision to account securities                                  (1,764)               --               585                --
  Goodwill                                                             --            (7,340)              (41)              (32)
                                                              -----------        ----------        ----------        ----------
Net income before operating costs                               1,231,214         1,376,089            44,034            88,249
                                                              -----------        ----------        ----------        ----------

  Staff costs                                                     328,623            61,484             8,367            11,109
  Other administrative costs                                      355,457            57,214             4,656            19,585
  Depreciation                                                     76,611            15,025               439               796
  Insurance claims                                                     --           442,327                --                --
                                                              -----------        ----------        ----------        ----------
Operating costs                                                   760,691           576,050            13,462            31,490
                                                              -----------        ----------        ----------        ----------
Operating net income                                              470,523           800,039            30,572            56,759
                                                              -----------        ----------        ----------        ----------

  Other provisions                                               (153,820)         (764,154)           (2,330)               19
  Other extraordinary net income                                   26,666             8,428             1,266               879
                                                              -----------        ----------        ----------        ----------
Income before income taxes and minority interests                 343,369            44,313            29,508            57,657
                                                              -----------        ----------        ----------        ----------
  Provision for income taxes                                        9,154            11,497             9,073            19,977
  Minority interests                                                  104               947                --                --
                                                              -----------        ----------        ----------        ----------
Net income                                                        334,111            31,869            20,435            37,680
                                                              ===========        ==========        ==========        ==========

                            1999                                                         (values in thousands of Euros)
                                                                  ----------         ------           ------      ------------
                                                                                                                    Service
                                                                    Asset          Specialized      Consumer        Provider
                                                                  Management         Credit           Credit      (ServiBanca)
                                                                  ----------         ------           ------      ------------
Consolidated Financial Information by Segment

Assets

  - Cash and Loans and advances to
    credit institutions                                               74,832             3,543           4,746              --
  - Loans and advances to customers                                       --         1,866,404         244,434              --
  - Securities portfolio (1)                                          20,534               328           1,074              --
  - Total assets                                                     103,253         1,949,965         260,947         273,308
Liabilities

  - Amounts owed to credit institutions                                   --           594,523         154,390         243,592
  - Amounts owed to customers                                             --                --          22,446              --
  - Debt securities                                                       --         1,120,682          29,928              --
  - Total liabilities                                                 53,957         1,876,439         217,998         273,308

(1) Includes Securities, Treasury stock and Investments

Consolidated Statement of Income by Segment

  Interest income                                                      2,426            95,688          43,331             124
  Interest expense                                                       104            50,952          10,510           2,504
                                                                    --------        ----------        --------        --------
Net interest income                                                    2,322            44,736          32,821          (2,380)
  Provision for loans losses                                              --            14,962          17,463              --
                                                                    --------        ----------        --------        --------
Net interest income after provisions for loan losses                   2,322            29,774          15,358          (2,380)

  Net gains arising from commissions                                  43,807            (1,759)           (639)             (2)
  Other net income                                                       (40)            1,397           3,733         187,227
                                                                    --------        ----------        --------        --------
Net services income                                                   43,767              (362)          3,094         187,225
                                                                    --------        ----------        --------        --------

  Income from the account securities                                      --                --              --              --
  Income from investments                                                 --                --              95              --
  Net gains arising from trading activities                              (64)               --              --              --
  Insurance premiums                                                      --                --              --              --
  Provision to account securities                                         --                --              --              --
  Goodwill                                                              (120)             (820)            (26)             --
                                                                    --------        ----------        --------        --------
Net income before operating costs                                     45,905            28,592          18,521         184,845
                                                                    --------        ----------        --------        --------

  Staff costs                                                          4,678             8,838           9,887          80,392
  Other administrative costs                                           6,262             9,736           8,503          86,393
  Depreciation                                                           266               950           1,314          17,870
  Insurance claims                                                        --                --              --              --
                                                                    --------        ----------        --------        --------
Operating costs                                                       11,206            19,524          19,704         184,655
                                                                    --------        ----------        --------        --------
Operating net income                                                  34,699             9,068          (1,183)            190
                                                                    --------        ----------        --------        --------

  Other provisions                                                       (22)              659            (113)             --
  Other extraordinary net income                                          43             6,190           5,400            (190)
                                                                    --------        ----------        --------        --------
Income before income taxes and minority interests                     34,720            15,917           4,104              --
                                                                    --------        ----------        --------        --------
  Provision for income taxes                                          10,089             5,367              54              --
  Minority interests                                                      --                 1              --              --
                                                                    --------        ----------        --------        --------
Net income                                                            24,631            10,549           4,050              --
                                                                    ========        ==========        ========        ========

                            1999                                     (values in thousands of Euros)
                                                                    ------------         ------------
                                                                       Other
                                                                     (includes
                                                                    adjustments)         Consolidated
                                                                    ------------         ------------
Consolidated Financial Information by Segment

Assets

  - Cash and Loans and advances to
    credit institutions                                                (16,980,764)         3,834,929
  - Loans and advances to customers                                       (150,872)        23,500,577
  - Securities portfolio (1)                                            (2,209,266)         7,565,352
  - Total assets                                                       (21,195,186)        38,944,089
Liabilities

  - Amounts owed to credit institutions                                (18,176,894)        11,157,612
  - Amounts owed to customers                                              560,590         15,445,806
  - Debt securities                                                       (613,699)         3,348,929
  - Total liabilities                                                  (20,459,404)        35,627,922

(1) Includes Securities, Treasury stock and Investments

Consolidated Statement of Income by Segment

  Interest income                                                         (811,366)         1,648,298
  Interest expense                                                        (869,078)           783,811
                                                                       -----------        -----------
Net interest income                                                         57,712            864,487
  Provision for loans losses                                               (29,046)           210,420
                                                                       -----------        -----------
Net interest income after provisions for loan losses                        86,758            654,067

  Net gains arising from commissions                                        23,147            335,180
  Other net income                                                        (156,868)           124,112
                                                                       -----------        -----------
Net services income                                                       (133,721)           459,292
                                                                       -----------        -----------

  Income from the account securities                                         5,497             21,093
  Income from investments                                                 (398,201)            55,472
  Net gains arising from trading activities                                  4,886            165,076
  Insurance premiums                                                        (1,097)         1,236,129
  Provision to account securities                                              (93)            (1,272)
  Goodwill                                                                 (28,052)           (36,431)
                                                                       -----------        -----------
Net income before operating costs                                         (464,023)         2,553,426
                                                                       -----------        -----------

  Staff costs                                                                  310            513,688
  Other administrative costs                                              (212,943)           334,863
  Depreciation                                                                 294            113,565
  Insurance claims                                                              --            442,327
                                                                       -----------        -----------
Operating costs                                                           (212,339)         1,404,443
                                                                       -----------        -----------
Operating net income                                                      (251,684)         1,148,983
                                                                       -----------        -----------

  Other provisions                                                           7,222           (912,539)
  Other extraordinary net income                                           340,578            389,260
                                                                       -----------        -----------
Income before income taxes and minority interests                           96,116            625,704
                                                                       -----------        -----------
  Provision for income taxes                                                   227             65,438
  Minority interests                                                       128,827            129,879
                                                                       -----------        -----------
Net income                                                                 (32,938)           430,387
                                                                       ===========        ===========

                           BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

s) Stock options

The Group has a stock option program which was approved by the Board of Directors and the Shareholders in 1991 and 1992. The program authorizes the Board of Directors to grant options, at a price to be determined by it, up to
1.5 % of the share capital.

On April 28, 1999, the Board of Directors granted 2,585,815 (*) (**) options at a exercise price of 5.49 Euros (*) (**) each. The options will be exercisable at a single date after March 2002 to be determined by the Board.

On March 15, 2000, the Board of Directors granted 6,062,050 options at a exercise price of 5.49 Euros (**) each. The options will be exercisable at a single date after March 2003 to be determined by the Board.

On April 23, 2001, the Board of Directors granted 6,714,436 options at a exercise price of 5.00 Euros each. The options will be exercisable at a single date after March 2004 to be determined by the Board.

(*) Adjusted by the stock-split which occured on October 1999. (**) Adjusted by the share capital increses which occured on March and April 2001.

The table below provides information related to the options:

Date of grant                April 23, 2001               March 15, 2000                      April 28, 1999
Number of shares             6,714,436                    6,062,050                           2,585,815
Exercise price               5.00 Euros                   5.49 Euros                          5.49 Euros
Exercise date                After March 2004             After March 2003                    After March 2002

Market price:
At date of grant             5.00 Euros                   5.49 Euros                          5.34 Euros
At December 31, 2000         n/a                          5.65 Euros                          5.65 Euros
At December 31, 2001         4.55 Euros                   4.55 Euros                          4.55 Euros

The estimated fair value of the options at date of grant was 3,365,411 Euros.

The Group accounts for stock options for US GAAP purposes in accordance with APB N(0) 25 and SFAS N(0) 123.

38. Recently issued accounting pronouncements

SFAS 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets, modified the accounting for business combinations, goodwill and identifiable intangible assets. As of January 1, 2002, all goodwill and indefinite-lived intangible assets must be tested for impairment and a transition adjustment will be recognized. Management has not yet determined the exact amount of goodwill impairment under these new standards, but believes the non-cash transition charge to earnings will be approximately Euros 300 million and will be recognized in 2002. Amortization of goodwill will cease as of January 1, 2002, and, thereafter, all goodwill and any indefinite-lived intangible assets must be tested at least annually for impairment. The effect of the non-amortization provisions on 2002 operations will be affected by 2002 acquisitions and cannot be forecast, but if these rules had been applied to goodwill in 2001, management believes that full-year 2001 net earnings would have increased by approximately 2001: Euros 646 million, 2000: Euros 441 million and 1999: Euros 101 million, which corresponds to the goodwill amortization.

SFAS 143, Accounting for Asset Retirement Obligations, requires recognition of the fair value of obligations associated with the retirement of long-lived assets when there is a legal obligation to incur such costs. This amount is accounted for like an additional element of the corresponding asset's cost, and is depreciated over that asset's useful life. SFAS 143 will be effective for BCP Group on January 1, 2003. It is expected that the adoption of SFAS 143 will not have a material impact in the Group's financial statements.

SFAS 144 establishes additional criteria as compared to existing generally accepted accounting policies to determine when a long-lived asset is held for sale. It also broadens the definition of discontinuing operations, but does not allow for the accrual of future operating losses, as was previously permitted. The provisions of the new standard are generally to be applied prospectively. It is not expected that the adoption of this standard will have a material impact in the financial statements of the Group.

ITEM 19. EXHIBITS

Number                                     Description
------                                     -----------

1*                  Articles of Association of Banco Comercial Portugues, S.A.

4.1                 Agreement with Friends Provident plc, dated July 2001

4.2                 Agreement between BCP Investimento and Deutsche Bank, dated
                    November 2001

4.3                 Agreement with Fundo Servimedia, dated December 2001

4.4                 Agreement with Banco Santander Central Hispano, dated March
                    2002

4.16* Agreement between Brisa - Auto Estradas de Portugal, S.A., ONI, SGPS, S.A. and its shareholders dated May 2001

7.1 Calculation of Ratios of Earnings to Fixed Charges for the fiscal years ended December 31, 2001, 2000 and 1999

7.2 Calculation of Consolidated Solvency Ratios according to the rules of the Bank of Portugal for the fiscal years ended December 31, 2001, 2000 and 1999

7.3 Calculation of Consolidated and Non-consolidated Solvency Ratios according to the rules of BIS for the fiscal years ended December 31, 2001, 2000 and 1999

8                   Listing of Subsidiaries

* Previously filed and incorporated by reference to the corresponding exhibit to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2000 filed with the SEC on July 13, 2001.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly

                                    BANCO COMERCIAL PORTUGUES, S.A.

                                    By:  Antonio Rodrigues
                                        ----------------------------------------
                                        Name:   Antonio Rodrigues
                                        Title:  Member of the Board of Directors

                                    By:  Luis Gomes
                                        ----------------------------------------
                                        Name:   Luis Gomes
                                        Title:  General Manager

Dated: June 28, 2002

                                INDEX TO EXHIBITS

                                                                                                          Sequentially
   Number                                            Description                                          Numbered Page
-------------------------------------------------------------------------------------------------------- ----------------
4.1           Agreement with Friends Provident plc, dated July 2001                                            214
4.2           Agreement between BCP Investimento and Deutsche Bank, dated November 2001                        215
4.3           Agreement with Fundo Servimedia, dated December 2001                                             216
4.4           Agreement with Banco Santander Central Hispano, dated March 2002                                 217
7.1           Calculation of Ratios of Earnings to Fixed Charges for the fiscal years ended December           218
              31, 2001, 2000 and 1999
7.2           Calculation of Consolidated Solvency Ratios according to the rules of the Bank of                222
              Portugal for the fiscal years ended December 31, 2001, 2000 and 1999
7.3           Calculation of Consolidated and Non-consolidated Solvency Ratios according to the rules          223
              of BIS for the fiscal years ended December 31, 2001, 2000 and 1999
8             Listing of Subsidiaries                                                                          224